Form 20-F
period 2008-12-31
Chardan 2008 China Acquisition Corp.
filed 2009-04-08
CIK 1436612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

For the month of: December 2008	Commission File Number: 001-34149

CHARDAN 2008 CHINA ACQUISITION CORP.
(Translation of registrant’s name into English)

Suite 18E, Tower A
Oriental Kenzo Plaza
48 Dongzhimenwai Street
Beijing, 100027, China
Tel: 86-10-84477148
Fax: 86-10-84477246
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Units, consisting of one Ordinary Share and one Warrant
Ordinary Shares, par value $0.001 per share
Warrants to purchase Ordinary Shares
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of the registrant’s units, ordinary shares and warrants outstanding as of the close of the period covered by the annual report was 9,166,666, 9,166,666 and 11,166,666, respectively.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes     ☒ No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes     ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one): Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☒ Item 18

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☒ Yes     ☐ No

EXPLANATORY NOTE

This Form 20-F is comprised of the audited financial statements of Chardan 2008 China Acquisition Corp. (the “Company”, “we”, “us” or “our”) for the period from February 19, 2008 (inception) to December 31, 2008, and as of December 31, 2008, together with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for such period, and a section entitled “Other Items”.

INDEX TO AUDITED FINANCIAL STATEMENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

          We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

          Chardan 2008 China Acquisition Corp. is a newly organized British Virgin Islands (“BVI) company that is referred to in this annual report on Form 20-F, as “Chardan” “the company,” “we,” “us,” or “our.” When used in this annual report, the term, “initial shareholders” shall mean the shareholders of the company immediately prior to our initial public offering, unless the context otherwise requires. This annual report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

          A. Selected Financial Data

          The selected financial information set forth below has been derived from our audited financial statements for the periods for the period from February 19, 2008 (inception) to December 31, 2008. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

Selected Financial Data

Balance Sheet Data	From inception (February 19, 2008) to Year Ended December 31, 2008 (audited)

Working capital (deficiency)	$45,413
Investment in Trust Account	54,564,894
Total assets	$54,610,307
Deferred underwriters’ fee	1,430,000
Total liabilities	$1,439,854
Value of ordinary shares which may be converted to cash ($7.89 per share)	18,985,305
Shareholders’ equity	$34,185,148
Total liabilities and shareholders’ equity	$54,610,307
Statement of Operations Data
Formation and operating costs	$544,683
Net income (loss)	$(59,789)
Net income (loss) per ordinary share, basic and diluted, excluding shares subject to possible redemption	$(0.01)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

          An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report on Form 20-F before making a decision to invest in our securities.

Risks Associated with our Business

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a newly incorporated development stage company with no operating results to date. Since we do not have any operations or an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to identify and potentially acquire a prospective business in China. Our efforts in identifying a prospective target business will be limited geographically to China (although we may acquire an entity that is not incorporated in China but has its principal business and/or material operations in China) but not to any particular industry sector. We have not conducted any discussions and we have no plans, arrangements or understandings with any prospective target business with respect to a business combination. We will not generate any revenues or income (other than interest income on the proceeds from our initial public offering) until, at the earliest, after the consummation of a business combination. We cannot assure you as to when or if a business combination will occur.

We may not be able to consummate a business combination within the required time frame, in which case, we would dissolve and liquidate our assets.

Pursuant to our amended and restated memorandum and articles of association we must complete a business combination with a fair market value equal to at least the 80% net asset threshold within 18 months after the consummation of our initial public offering (or within 30 months after the consummation of our initial public offering if a letter of intent, agreement in principle or a definitive agreement has been executed within 18 months after the consummation of our initial public offering and the business combination relating thereto has not yet been consummated within such 18-month period, or, if extended pursuant to a shareholder vote as described in this prospectus, within 36 months from the consummation of our initial public offering). Unless extended to 36 months, if we fail to consummate a business combination within the required time frame, we will, in accordance with our amended and restated memorandum and articles of association liquidate and subsequently dissolve. We may not be able to find suitable target businesses within the required time frame. In addition, our negotiating position and our ability to conduct adequate due diligence on any potential target may be reduced as we approach the deadline for the consummation of a business combination. We do not have any specific business combination under consideration, and neither we, nor any representative acting on our behalf, has had any contacts with any target businesses regarding a business combination, nor taken any direct or indirect actions to locate or search for a target business.

Unlike other blank check companies, we are permitted, pursuant to our amended and restated memorandum and articles of association, to seek to extend the date before which we must complete an initial business combination to 36 months. As a result, your funds may be held in the trust account for at least three years.

Unlike other blank check companies, if we have entered into a letter of intent, agreement in principle or definitive agreement within 18 months following the consummation of our initial public offering we will have until 30 months following the consummation of our initial public offering to complete our initial business combination, unlike most blank check companies that typically have 24 months to complete their business combination. Additionally, we may seek to extend the date before which we must complete our business combination, to avoid being required to liquidate, beyond the more typical 24 months to 36 months by calling a general or annual meeting of our shareholders for the purpose of soliciting their approval for such extension. We believe that an extension could be necessary due to the circumstances involved in the evaluation and closing of a business combination in China, including obtaining audited U.S. GAAP financial statements, or financial statements prepared in accordance with International GAAP, of potential targets that have previously kept their accounts in accordance with PRC GAAP, the possible need for restructuring and reorganizing corporate entities and assets (particularly with respect to PRC state-owned enterprises) and the requirements of complex Chinese regulatory filings and approvals. Without the option of extending to 36 months, if we enter into such agreement near the end of the initial 18 month period, we would have approximately 12 months in which to accomplish the necessary accounting reconciliations, satisfy U.S. and PRC regulatory requirements, secure the approval of our shareholders and provide for customary closing conditions. If the proposal for the extension to 36 months is approved by our shareholders as described in this prospectus, we will have an additional 12 months beyond the more usual 24 month period with which to complete our initial business combination. As a result we may be able to hold your funds in the trust account for more than three years and thus delay the receipt by you of your funds from the trust account on redemption or liquidation.

You will not have any rights or interest in funds from the trust account, except under certain limited circumstances.

Our public shareholders will be entitled to receive funds from the trust account only in the event of our liquidation or in connection with a shareholder vote if they seek to redeem their respective ordinary shares for cash upon a business combination which the shareholder voted against and which is completed by us. In no other circumstances will a shareholder have any right or interest of any kind in the trust account.

If we are forced to liquidate before the completion of a business combination and distribute the trust account, our public shareholders may receive significantly less than $8.00 per ordinary share and our warrants will expire worthless.

We must complete a business combination with a fair market value equal to at least the 80% net asset threshold within 18 months after consummation of our initial public offering (or within 30 months from the consummation of our initial public offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of our initial public offering and the business combination has not yet been consummated within such 18 month period). If we are unable to complete a business combination within the prescribed time frame and are forced to liquidate the trust account, the per-ordinary share liquidation price received by our public shareholders from the trust account will be less than $8.00 because of the expenses of our initial public offering, our general and administrative expenses and the anticipated costs of seeking a business combination. Upon the liquidation of the trust account, public shareholders will be entitled to receive (unless there are claims not otherwise satisfied by the amount not held in the trust account, the funds made available under the indemnification provided by our officers and directors) approximately $7.89 per ordinary share plus interest earned on their pro rata portion of the trust account (net of taxes payable and amounts of trust account interest we are permitted to draw for working capital), which includes $1,100,000 ($0.16 per unit) of deferred underwriting discounts and commissions, $1,100,000 ($0.16 per unit) of deferred non-accountable expense allowance and the entire purchase price of the private placement warrants. Our officers and directors have agreed to indemnify us for all creditor claims to the extent we do not obtain valid and enforceable waivers from vendors, service providers, prospective target businesses or other entities, in order to protect the amounts held in the trust account. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received a return of funds from the liquidation of our trust account could be liable for claims made by our creditors. We assume that in the event we liquidate we will not have to adopt a plan to provide for payment of claims that may potentially be brought against us. Should this assumption prove to be incorrect, we may have to adopt such a plan upon our liquidation, which could result in the per-ordinary share liquidation amount to our shareholders being significantly less than $8.00 per ordinary share. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless if we liquidate the trust account in the event we do not complete a business combination within the prescribed time periods. For a more complete discussion of the effects on our shareholders if we are unable to complete a business combination, see the section below entitled “Proposed Business—Effecting a Business Combination—Voluntary liquidation and subsequent dissolution if no business combination”.

Additionally, if we are forced to enter insolvent liquidation or a petition to wind up the company is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable British Virgin Islands insolvency law, and may be included in our insolvent estate and subject to the claims of third parties with priority over claims of our public shareholders. To the extent any such claims deplete the trust account we cannot assure you we will be able to return to public shareholders the amounts payable to them upon a liquidation of the trust account.

Under British Virgin Islands law, the requirements and restrictions relating to our initial public offering contained in our amended and restated memorandum and articles of association may be amended, which could reduce or eliminate the protection afforded to our shareholders by such requirements and restrictions.

Our amended and restated memorandum and articles of association set forth certain requirements and restrictions relating to our initial public offering that shall apply to us until the consummation of our initial business combination. Specifically, our amended and restated memorandum and articles of association provides among other things, that:

•
if we have entered into a letter of intent or definitive agreement with respect to a business combination within 18 months of the consummation of our initial public offering, and we anticipate that we will not be able to consummate a business combination within 30 months, we can seek shareholder approval to extend the period of time to consummate a business combination by an additional 6 months. In such case, we will present such proposal to our shareholders. In order to approve the extended period, we must receive shareholder approval of a majority of our ordinary shares voted by our public shareholders and shareholders owning up to one ordinary share less than 35% of the ordinary shares purchased by the public shareholders in our initial public offering exercise their redemption rights;

•	if the extended period is approved, public shareholders who voted against such proposal and exercised their redemption rights will receive $7.89 per ordinary share from the trust account;

•	prior to the consummation of our initial business combination, we shall submit our initial business combination to our shareholders for approval;

•
we may consummate our initial business combination if: (i) approved by a majority of the ordinary shares voted by our public shareholders, and (ii) shareholders owning less than 35% of the ordinary shares purchased by the public shareholders in our initial public offering exercise their redemption rights (on a cumulative basis, including ordinary shares redeemed in connection with our seeking shareholder approval for the extended period, if applicable);

•
if our initial business combination is approved and consummated, public shareholders who voted against the business combination and exercised their redemption rights will receive $7.89 per ordinary share from the trust account;

•
if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified in this prospectus, or if the extended period is not approved and we are unable to complete the business combination before August 11, 2010, then we will be dissolved and distribute to all of our public shareholders their pro rata share of the trust account;

•
our management will take all actions necessary to liquidate our trust account to our public shareholders in connection with our voluntary liquidation if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time periods specified herein;

•
our shareholders’ rights to receive a portion of the trust account are limited such that they may only receive a portion of the trust account upon liquidation of our trust account to our public shareholders as part of our voluntary liquidation or upon the exercise of their redemption rights; and

•
we may not consummate any other merger, share exchange, stock purchase, asset acquisition or similar transaction or control through contractual arrangements other than a business combination that meets the conditions specified in this prospectus, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least the 80% net asset threshold.

The foregoing provisions may be amended by a vote of our board and the vote of at least 80% of the voting power of our outstanding ordinary shares. If any of these provisions are amended, our shareholders:

•	may lose the right to redeem their ordinary shares if they vote against a business combination;

•	may lose the right to prevent a business combination if 35% of our shareholders vote against the extended period or the business combination, on a cumulative basis;

•	might not receive the amount anticipated in connection with a redemption or liquidation; or

•	might not receive amounts from trust in the time frames specified in this prospectus.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies, including with respect to our business combination.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended. As such, we are exempt from certain provisions applicable to United States public companies including:

•
The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on Form 8-K (although we have agreed with the underwriters of our initial public offering to comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for Current Reports on Form 8-K and will file reports on Form 6-K complying with those rules and regulations);

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
The sections of the Exchange Act requiring insiders to file public reports of their ordinary share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. In particular, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. Because of this exemption, at the time we seek approval from our shareholders of our initial business combination, we will not be required to file with the SEC preliminary proxy solicitation materials regarding our business combination, but rather will prepare and deliver proxy solicitation materials to our shareholders in accordance with: (i) British Virgin Islands law, which contains no specific proxy laws, rules or regulations, and (ii) the relevant provisions of our amended and restated memorandum and articles of association, and, as required, file such materials with the SEC after mailing. Although we anticipate that such materials will contain many of the same disclosures as proxy materials prepared in conformance with the U.S. proxy rules, investors are cautioned that such materials will not have been reviewed by the SEC and may not have all of the material disclosures required under U.S. proxy rules. For a more detailed discussion of the material provisions of the U.S. proxy rules from which we are exempt, see the section entitled “British Virgin Islands Company Considerations—Certain Material Protections Provided by the Exchange Act with Respect to Proxy Solicitations that are not Afforded to our Shareholders”.

We may have insufficient resources to cover our operating expenses and the expenses of pursuing a business combination and, if necessary, effecting our dissolution and liquidation.

As of December 31, 2008 we had $45,413 outside of the trust account for working capital purposes and we may withdraw all of the interest earned on the funds held in the trust account to provide us with working capital to enable us to fund our expenses, including the expenses associated with the pursuit of a business combination and, if necessary, expenses with respect to our potential dissolution and liquidation. Our estimates of these expenses are based upon our management’s estimate of the amount required for these purposes. However, these estimates may prove inaccurate, especially if a portion of the available proceeds is used to make a down payment or pay exclusivity or similar fees in connection with a business combination or if we expend a significant portion of the available proceeds in pursuit of a business combination that is not consummated. If we do not have sufficient proceeds available to cover our expenses, we may be forced to obtain additional financing from our management or third parties. We may not be able to obtain additional financing on favorable terms, if at all, and our management is not obligated to provide any additional financing.

We will depend upon interest earned on the trust account to fund our search for a target company and otherwise fulfill our business purposes.

Before we complete a business combination, we may withdraw all of the interest earned on the funds held in the trust account to fund our working capital needs and expenses, including expenses associated with the pursuit of a business combination and, if necessary, with our potential dissolution and liquidation, which we currently estimate will be approximately $2,000,000. We will depend upon sufficient interest being earned on the proceeds held in the trust account to provide us with the working capital we will need to engage in these activities. If interest rates were to decline substantially, we may not have sufficient funds available to fulfill our business purpose. In such event, we would need to find other sources of funds, which may not be available on favorable terms, if at all, or be forced to liquidate.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, as amended, with respect to the ordinary shares issuable upon exercise of our warrants, we may redeem our warrants issued as a part of our units at any time after such warrants become exercisable in whole and not in part, at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption, if and only if, the last sales price of our ordinary shares equals or exceeds $10.00 per ordinary share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. In addition, we may not redeem the warrants unless the warrants and the ordinary shares underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption.

Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants, or (iii) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We expect most purchasers of our warrants will hold their securities through one or more intermediaries and consequently you are unlikely to receive notice directly from us that the warrants are being redeemed. If you fail to receive notice of redemption from a third party and your warrants are redeemed for nominal value, you will not have recourse to us.

Although we are required to use our best efforts to have an effective registration statement covering the issuance of the ordinary shares underlying our warrants at the time that our warrant holders exercise their warrants, we cannot guarantee that a registration statement will be effective, in which case our warrant holders may not be able to exercise our warrants and therefore such warrants could expire worthless.

Holders of our warrants will be able to exercise the warrants only if: (i) a current registration statement under the Securities Act of 1933, as amended, relating to the ordinary shares underlying the warrants is then effective and (ii) such ordinary shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although we have undertaken in the warrant agreement between us, the underwriters and our transfer agent, and therefore have a contractual obligation, to use our best efforts to maintain a current registration statement covering the ordinary shares underlying the warrants following completion of our initial public offering to the extent required by federal securities laws, and we intend to comply with our undertaking, we cannot assure you that we will be able to do so and therefore the warrants could expire worthless. Such expiration would result in each holder paying the full unit purchase price solely for the ordinary shares underlying the unit. In addition, we have agreed to use our reasonable efforts to register the ordinary shares underlying the warrants under the blue sky laws of the states of residence of the existing warrant holders, to the extent an exemption is not available. The value of the warrants may be greatly reduced if a registration statement covering the ordinary shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Moreover, pursuant to the warrant agreement, the holders of warrants will not be entitled to net cash settlement as a remedy for our failure to maintain a current registration statement covering the ordinary shares underlying the warrants. Also, holders of warrants who reside in jurisdictions in which the ordinary shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to qualify the underlying securities for sale under all applicable state securities laws.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to complete a business combination.

Based upon publicly-available information, approximately 156 similarly structured blank check companies (24 China and 29 Asia) have completed initial public offerings since August 2003 and numerous others have filed registration statements. Of these companies, only 50 companies have consummated a business combination, while 20 other companies have announced they have entered into a definitive agreement for a business combination, but have not consummated such business combination. Accordingly, there are approximately 72 blank check companies (15 China and 17 Asia/Pacific) with approximately $13.4 billion in trust that are seeking to carry out a business plan similar to our business plan. Furthermore, based upon publicly available information, there are 87 similarly structured blank check companies (11 China and 15 Asia/Pacific) with a planned $15.7 billion of gross proceeds currently in registration and waiting to complete initial public offerings. There are likely to be more blank check companies filing registration statements for initial public offerings after the date of this report and prior to our completion of a business combination. While some of those companies have specific industries in which they must complete a business combination, a number of them may consummate a business combination in any industry they choose. We may therefore be subject to competition from these and other companies seeking to consummate a business plan similar to ours which will, as a result, increase demand for privately-held companies to combine with companies structured similarly to ours. Further, the fact that only 50 of such companies have completed a business combination and 20 of such companies have entered into a definitive agreement for a business combination may be an indication that there are only a limited number of attractive target businesses available to such entities or that many privately-held target businesses may not be inclined to enter into business combinations with publicly held blank check companies like us. We cannot assure you that we will be able to successfully compete for an attractive business combination. Additionally, because of this competition, we cannot assure you that we will be able to effectuate a business combination within the required time periods. If we are unable to find a suitable target business within such time periods, our corporate existence will cease by operation of law and we will distribute only to our public shareholders the amount in our trust account (including interest) plus any remaining assets.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation redemption price received by public shareholders will be less than $7.89 per share.

Our placing of funds in trust may not protect those funds from third party claims against us. Although we will seek to have all creditors, prospective target businesses or other entities with which we execute agreements waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements, or even if they execute such agreements that they would be prevented from bringing claims against the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims.

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and not seek recourse against the trust account for any reason. Accordingly, the proceeds held in trust could be subject to claims that could take priority over the claims of our public shareholders and the per-share liquidation price could be less than the $7.89 per share held in the trust account, plus interest (net of any taxes due on such interest, which taxes, if any, shall be paid from the trust account), due to claims of such creditors. If we are unable to complete a business combination and are forced to dissolve and subsequently liquidate the trust account, and a creditor or other third party does not waive any rights or claims to the trust account, our directors will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of various creditors, prospective target businesses or other entities that are owed money by us for services rendered or products sold to us, to the extent necessary to ensure that such claims do not reduce the amount in the trust account. Based on representations made to us by our directors, we currently believe that they are of substantial means and capable of funding a shortfall in our trust account to satisfy their foreseeable indemnification obligations, but we have not asked them to reserve for such eventuality. The indemnification obligations may be substantially higher than our directors currently foresee or expect and their financial reserves may deteriorate in the future. Hence, we cannot assure you that our directors will be able to satisfy those obligations. We believe the likelihood of our directors having to indemnify the trust account is limited because we will endeavor to have all creditors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

Additionally, if we are forced to declare insolvency or a case for involuntary liquidation is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable BVI insolvency law, and may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them.

If we liquidate, distributions, or part of them, may be delayed while the liquidator determined the extent of potential creditor claims.

Pursuant to, among other documents, our amended and restated memorandum and articles of association, if we do not complete a business combination within 18 months after the consummation of our initial public offering, or within 30 months after the consummation of our initial public offering if the extension criteria described below have been satisfied (or 36 months if the extended period is approved) this will trigger a voluntary liquidation procedure under the BVI Business Companies Act, 2004 (the “Act”), resulting in our voluntary liquidation and dissolution. Our liquidator would give notice to our creditors inviting them to submit their claims for payment, by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the British Virgin Islands Official Gazette and a BVI newspaper, and taking any other steps he considers appropriate, after which our assets would be distributed. We view this obligation to liquidate and dissolve as an obligation to our public shareholders and neither we nor our board of directors will take any action to propose, endorse or support any shareholder proposal to amend or waive any provision of our amended and restated memorandum and articles of association to allow us to survive for a longer period of time if it does not appear that we will be able to consummate a business combination within the foregoing time periods.

As soon as our affairs are fully wound-up, the liquidator must complete his final report and accounts which must be filed with the Registrar of Corporate Affairs in the BVI (the “Registrar”), together with his resolutions to distribute our assets. We will be formally dissolved once the Registrar issues a Certificate of Dissolution. However, we anticipate that the liquidator will instruct the trustee to liquidate the trust account to our public shareholders as soon as he deems it appropriate and our directors and officers have agreed to take any such action necessary to liquidate the trust account as soon as reasonably practicable if we do not complete a business combination within the required time periods. However, we cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure you that a creditor or shareholder will not file a petition with the BVI court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders.

Upon liquidation, we anticipate that the liquidator will instruct the trustee to distribute to all of our public shareholders, in proportion to their respective equity interest, an aggregate sum equal to the amount in the trust account, inclusive of any interest (net of taxes payable). Our existing shareholders have waived their rights to participate in any liquidation distribution with respect to their initial units (and the securities included therein). There will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of our liquidation and distribution of the trust account from our remaining assets outside of the trust account. In addition, our directors and officers have agreed to indemnify us for all claims of creditors to the extent that we fail to obtain valid and enforceable waivers from such entities in order to protect the amounts held in trust.

In any liquidation proceedings of the company under BVI law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them.

If we enter into either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination prior to the expiration of 18 months after the consummation of our initial public offering, but are unable to complete the business combination within the 18-month period, then we will have an additional 12 months in which to complete the business combination contemplated by the letter of intent, agreement in principle or definitive agreement. If we subsequently believe that we will need additional time to complete the business combination, we may call a general (or annual) meeting of our shareholders to vote on the extended period. If we are unable to consummate a transaction within the required time frames our purpose and powers will be limited to winding up our affairs and liquidating. As discussed above, upon notice from the liquidator, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our voluntary liquidation, distribution and dissolution, although we cannot assure you that there will be sufficient funds for such purpose. Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, our directors and officers have agreed to indemnify us for all claims of creditors to the extent we obtain valid and enforceable waivers from such entities in order to protect the amounts held in trust. However, we have not independently verified the ability of our directors and officers to satisfy those obligations and cannot assure you that our directors and officers will be able to satisfy such obligations should they arise.

However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors and service providers (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. As described above, we intend to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. Our directors and officers have agreed to indemnify us, to the extent we do not obtain valid and enforceable waivers from vendors, prospective target businesses or other entities, for all creditor claims in order to protect the amounts held in the trust account. In the event that the board approves a liquidation plan where it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received a return of funds from the liquidation of our trust account could be liable for claims made by creditors.

Our public shareholders will be entitled to receive funds from the trust account only in the event of our voluntary liquidation or if they seek to redeem their respective ordinary shares for cash upon a business combination which the shareholder voted against and which is completed by us. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

If we are forced to enter insolvent liquidation or a petition to wind up the company is filed against us which is not dismissed, any distributions received by shareholders could in certain circumstances be viewed by applicable laws (including insolvency laws and certain equitable and/or restitution principles) as either fraudulent transfers or mistaken or otherwise wrongful payments. In those circumstances, a BVI court could order that amounts received by our shareholders be repaid to us. We cannot assure you that claims will not be brought against us for these reasons.

Our placing of funds in the trust account may not protect those funds from third party claims against us.

Third party claims may include contingent or conditional claims and claims of directors and officers entitled to indemnification under our amended and restated memorandum and articles of association. We intend to pay any claims, to the extent sufficient to do so, from our funds not held in trust. Although we will seek to have all vendors, service providers and prospective target businesses or other entities with which we execute agreements waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements. Even if they execute such agreements, they could bring claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims.

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and not seek recourse against the trust account for any reason. Accordingly, the proceeds held in the trust account could be subject to claims that could take priority over the claims of our public shareholders and the per-ordinary share liquidation price could be less than the $7.89 per ordinary share held in the trust account, plus interest (net of any taxes due on such interest and franchise taxes, which taxes shall be paid from the trust account), due to claims of such creditors. If we are unable to complete a business combination and liquidate the company, our officers and directors will be liable if we did not obtain a valid and enforceable waiver from any vendor, service provider, prospective target business or other entity of any rights or claims to the trust account, to the extent necessary to ensure that such claims do not reduce the amount in the trust account. We cannot assure you that our officers and directors will be able to satisfy those obligations. The indemnification provisions are set forth in letter agreements executed by our officers and directors. The letter agreement specifically sets forth that in the event we obtain a valid and enforceable waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our shareholders from a vendor, service provider, prospective target business or other entity, the indemnification from our officers and directors will not be available. We have not independently verified the ability of our officers and directors to fulfill their indemnification obligations.

Additionally, if we are forced to enter insolvent liquidation or a petition for winding up the company is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable British Virgin Islands insolvency law, and may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders their pro rata share of the liquidation amount otherwise payable to them.

All of our officers and directors own shares of our securities that will not participate in the liquidation of the trust account and therefore they may have a conflict of interest in determining whether a particular target business is appropriate for a business combination

All of our officers and directors, directly or indirectly, own ordinary shares in our company that were issued prior to our initial public offering but have waived their right to receive distributions with respect to these shares upon a liquidation of the trust account if we are unable to complete a business combination. Additionally, our officers and directors have purchased $1,000,000 of warrants directly from us in a private placement transaction prior to the closing of our initial public offering at a purchase price of $0.50 per warrant. The purchase of founding director warrants, together with any other acquisitions of our shares (or warrants which are subsequently exercised), could allow the initial shareholders to influence the outcome of matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions after completion of our initial business combination. The warrants owned by our officers and directors will be worthless if we do not consummate a business combination. The personal and financial interests of these individuals may influence their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, our officers and directors’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

Our initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the portion of net proceeds of our initial public offering that is not placed in the trust account, unless the business combination is consummated, and therefore they may have a conflict of interest.

Our initial shareholders, including our officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the portion of net proceeds of our initial public offering that is not placed in the trust account, unless the business combination is consummated. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the best interest of our shareholders.

The obligation that we have to seek shareholder approval of a business combination may delay the consummation of a transaction.

The obligation that we have to seek shareholder approval of a business combination may delay the consummation of a transaction. Additionally, our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination. Furthermore, our negotiating position with any potential target may be harmed as we approach the deadline for the consummation of a business combination, as such target business will know that our deadline cannot be extended. Because only approximately 70 of the approximately 156 blank checks companies that have gone public in the United States since August 2003 have either consummated a business combination or entered into a definitive agreement for a business combination, it may indicate that there are fewer attractive target businesses available to such entities like our company or that many privately held target businesses are not inclined to enter into these types of transactions with publicly held blank check companies like us. If we are unable to consummate a business combination with a target business within the prescribed time periods, we will be forced to liquidate.

If the net proceeds of our initial public offering and the private placement not being placed in the trust account together with interest earned on the trust account available to us are insufficient to allow us to operate for at least the next 24 months, or 36 months if the extended period is approved, we may not be able to complete a business combination.

We currently believe that, upon consummation of our initial public offering and the private placement, the funds available to us outside of the trust account will be sufficient to allow us to operate for at least the next 24 months, or 36 months if the extended period is approved, assuming that a business combination is not consummated during that time. Based upon the experience of the members of our board and consultation with them regarding a reasonable budget for consummating a transaction of this kind and nature, and a review of budgets publicly disclosed by blank-check companies, we determined that this was an appropriate approximation of the expenses. If costs are higher than expected we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, any potential target acquisitions. In such event, we would need to obtain additional funds from our existing shareholders or another source to continue operating. The $100,000 initially held outside of the trust account and the additional funds that may be disbursed to us out of interest earned on the trust account, which we currently estimate to be approximately $2,000,000, will be reserved for working capital purposes. We could use a portion of these funds to pay due diligence costs in connection with a potential business combination or to pay fees to consultants to assist us with our search for a target acquisition. We could also use a portion of these funds as a down payment, “reverse break-up fee” (a provision in a merger agreement designed to compensate the target for any breach by the buyer which results in a failure to close the transaction), or to fund a “no-shop” provision (a provision in letters of intent designed to keep target acquisitions from “shopping” around for transactions with others on terms more favorable to such target acquisitions) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into such a letter of intent where we paid for the right to receive exclusivity from a target acquisition and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise) or if we agree to a reverse break-up fee and subsequently were required to pay such fee as a result of our breach of the merger agreement, we might not have sufficient funds to continue searching for, or conduct due diligence with respect to any other potential target acquisitions. In such event, we would need to obtain additional funds from our existing shareholders or another source to continue operations.

Our existing shareholders and their affiliates may become subject to conflicts of interest if they elect to purchase ordinary shares from shareholders who would otherwise choose to vote against a proposed business combination and elect redemption of their ordinary shares.

Our existing shareholders own ordinary shares and warrants that will be worthless if we do not consummate a business combination. In addition, certain of our officers and directors, or their affiliates, are purchasing warrants exercisable for our ordinary shares which will also be worthless if we do not consummate a business combination. We believe the current equity value for the ordinary shares owned by our existing shareholders is significantly lower than the value of such ordinary shares calculated at the $8.00 per unit offering price because: (i) the units being sold in this offering include a warrant which the existing shareholders did not receive, (ii) the offering may not succeed and even if it does succeed, the holders of these ordinary shares will not be able to sell or transfer them while such ordinary shares remain in escrow, except in certain limited circumstances and (iii) these ordinary shares are not entitled to any proceeds in case we liquidate if we do not consummate a business combination.

Given the interest that our existing shareholders and their affiliates have in a business combination being consummated, it is possible that we or our existing shareholders, officers, directors or their respective affiliates will acquire ordinary shares from public shareholders who have elected to redeem their ordinary shares in order to obtain the requisite level of approval for the business combination (which could result in a business combination being approved even if, after the announcement of the business combination, 35% or more of our public shareholders would have elected to exercise their redemption rights and more than 50% of our public shareholders would have voted against the business combination, but for the purchases made by our existing shareholder). In making such acquisitions and negotiating the terms thereof, there is a risk that the purchaser of such securities may value their own interest in the consummation of a business combination more than the interests of our public shareholders, resulting in a conflict of interest, which may not necessarily be resolved in the best interests of our public shareholders (including that the proposed business combination may more likely be consummated).

Our existing shareholders and their affiliates could effect the outcome of a business combination vote if they elect to purchase, or if they choose not to or are precluded from purchasing, ordinary shares from shareholders who would otherwise choose to vote against a proposed business combination.

Any privately negotiated transaction to purchase the ordinary shares of a shareholder who would otherwise choose to vote against a proposed business combination would include a contractual acknowledgement that such shareholder, although still the record holder of our ordinary shares, is no longer the beneficial owner thereof and therefore agrees to vote the applicable ordinary shares as directed by our existing shareholders. In the event that we or our existing shareholders, officers, directors or their respective affiliates purchase ordinary shares in privately negotiated transactions from public shareholders who have already cast votes against a proposed business acquisition and requested redemption of their ordinary shares, such selling shareholders would be required to revoke their prior votes against the proposed acquisition and to revoke their prior elections to redeem their ordinary shares and to cast new votes in favor of the proposed acquisition. The revocation of prior negative votes and substitution therefor of votes in favor of the proposed acquisition would have the effect of reducing redemptions and increasing votes in favor of the proposed acquisition, thereby making it more likely that a proposed business combination would be approved. In addition, we have agreed with the underwriters that if we enter into any such privately negotiated transactions, we may only pay to applicable public shareholders funds up to the per ordinary share redemption price set forth in this prospectus; negotiated premiums, if any, to such per ordinary share redemption price would thus need to be paid by someone other than us, which would most likely be our existing shareholders, officers, directors, their respective affiliates or third parties and would not be paid by us.

Investors are cautioned that neither we nor our existing shareholders, officers, directors and their respective affiliates nor any third parties have agreed to purchase any such ordinary shares or pay any such premiums, and the failure to so agree at the applicable time could adversely impair our ability to effect a business combination. Moreover, even if we or our existing shareholders, officers, directors, their respective affiliates were to undertake such purchases, such purchases could be subject to limitations under applicable securities laws and regulations, including Regulation M and regulations regarding tender offers. The inability of such persons to effect such purchases could adversely impair our ability to effect a business combination.

We may issue authorized but unissued ordinary shares to complete a business combination, which would reduce the equity interest of our shareholders and likely cause a change in control of our ownership.

Our amended and restated memorandum and articles of association authorizes the issuance of up to 60,000,000 ordinary shares, par value $0.0001 per share, and 5,000,000 preferred shares, par value $0.0001 per share. There are 38,891,668 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of ordinary shares upon full exercise of our outstanding warrants and the unit purchase option granted to the underwriters and for the issuance of up to 500,000 ordinary shares pursuant to our Equity Incentive Plan) and all of the 5,000,000 preferred shares available for issuance. Although we have no commitment as of the date hereof, we are likely to issue a substantial number of additional shares of our ordinary or preferred shares, or a combination of ordinary and preferred shares, to complete a business combination. The issuance of additional shares of our ordinary shares or any number of shares of our preferred shares:

•	may significantly reduce the equity interest of our shareholders;

•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to the holders of our ordinary shares;

•	will likely cause a change in control if a substantial number of our ordinary shares are issued, which will likely also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	covenants that limit our ability to acquire capital assets or make additional acquisitions;

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

•	our inability to pay dividends on our ordinary shares;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares, working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry or country in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•
limitations on our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes; and other disadvantages compared to our competitors who have less debt.

We may face particular risks if we try to acquire several assets or properties simultaneously.

In the event we ultimately determine to simultaneously acquire several assets or properties and such assets or properties are owned by different sellers, we may need for each of such sellers to agree that our purchase is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and consequently delay our ability, to complete the business combination. If we choose to effect multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent integration of the multiple assets or properties into a single operating entity.

Our ability to effect a business combination and to operate our business thereafter will be totally dependent upon the efforts of our key personnel, including our officers, directors and others, none of whom have entered into employment or consulting agreements with us, and who may leave us prior to completion of a business combination.

Our ability to effect a business combination is dependent upon the efforts of our key personnel. Our key personnel will also be officers, directors, and/or members of other entities, to whom we anticipate we will have access on an as needed basis, although there are no assurances that any such personnel will be able to devote either sufficient time, effort or attention to us when we need it. None of our key personnel, including our executive officers will have entered into employment or consultant agreements with us, and they may leave us prior to our effecting a business combination. Further, although we presently anticipate that our officers will remain associated in senior management, advisory or other positions with us following a business combination, some or all of the management associated with a target acquisition may also remain in place. As such, our key personnel may not continue to provide services to us after the consummation of a business combination if we are unable to negotiate employment or consulting agreements with them in connection with or subsequent to the business combination, the terms of which would be determined at such time between the respective parties. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the consummation of the business combination. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target acquisition, the ability of such individuals to remain with us after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination.

For a more complete discussion of the possible structure of a business combination, see the section below entitled “Proposed Business—Effecting a Business Combination—We have Not Identified a Target Acquisition.”

We will not be limited to a particular industry or area in China and may acquire a business operating in an industry in China that is beyond the expertise of our management.

Our efforts in identifying a prospective target business will be limited geographically to China (although we may acquire an entity that is not incorporated in China but has its principal business and/or material operations in China) but not to any particular industry or area in China. Our management will not rule out pursuing attractive business opportunities in industries in China outside of its expertise if our management determines that it is in the best interests of our company and shareholders.

Should a favorable business opportunity present itself in an industry or area in China that is outside of our management’s expertise, our ability to assess the growth potential, financial condition, experience and skill of incumbent management, competitive position, regulatory environment and other criteria in evaluating such a business opportunity may be adversely affected. If we determine to acquire a prospective target business which is outside of the expertise of our management, no assurance can be given that we will be able to complete such an acquisition, and an unsuccessful attempt to do so could result in the liquidation of the trust account and dissolution of our company.

We will have only limited ability to evaluate the management of the target business.

While we intend to closely scrutinize any individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various operational issues which may adversely affect our operations.

Our officers and directors are required to allocate only a portion of their time to other businesses, thereby creating the potential for conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to consummate a business combination.

Our officers and directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. We do not intend to have any full time employees prior to the consummation of a business combination. Our executive officers and directors are currently employed by other entities and are not obligated to devote any specific number of hours to our affairs. If other entities require them to devote more substantial amounts of time to their business and affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination. We cannot assure you that these conflicts will be resolved in our favor. For a discussion of potential conflicts of interest that you should be aware of see the section below entitled “Management—Conflicts of Interest.”

We may engage in a business combination with one or more target businesses that have relationships or are affiliated with our existing shareholders, directors or officers, which may raise potential conflicts.

We may engage in a business combination with one or more target businesses that have relationships or are affiliated (within the meaning of Rule 405 of the Securities Act) with our existing shareholders, directors or officers, which may raise potential conflicts. Also, the completion of a business combination between us and an entity owned by a business in which one of our directors or officers may have an interest could enhance their prospects for future business from such client. To minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity that is affiliated with our existing shareholders, officers or directors, unless we obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority (formerly the NASD), that the business combination is fair to our shareholders from a financial point of view. For a more detailed discussion of our management’s business affiliations and the potential conflicts of interest of which you should be aware, see the sections entitled “Management—Directors and Executive Officers” and “Certain Relationships and Related Party Transactions.”

Our officers and directors currently are, and may in the future become affiliated with additional entities that are, engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Certain of our officers or directors have been or currently are a principal of, or are affiliated or associated with, other blank check companies, as well as other companies that provide financing for companies operating in China and companies that may seek acquisitions in China. Additionally, our officers and directors may in the future become affiliated with additional entities, including other “blank check” companies which may engage in activities similar to those intended to be conducted by us. Our officers and directors may also become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe fiduciary duties or other contractual obligations. As a result of Mr. Kerry Propper’s pre-existing relationships with each of Shine Media, HLS Systems International Ltd. and Origin Agritech Limited, we expect that any conflict that arises between our company and any of those entities will be resolved in favor of such entities. Additionally, as a result of Mr. Zhang’s affiliation with Chardan China Investments, LLC, we expect that any conflict that arises between our company and Chardan China Investments, LLC will be resolved in their favor. Similarly, any other companies with which our officers and directors are, or may become, affiliated with, and with respect to which they have not signed a letter agreement granting us a right of first refusal with respect to suitable business opportunities, may be presented with such opportunities before they are presented to us for our consideration. No procedures have been established to determine how conflicts of interest that may arise due to duties or obligations owed to other entities will be resolved, however, under BVI law, each of our officers and directors has a fiduciary duty to act in our best interests, although that fiduciary duty does not require that they devote their entire business time and effort to us. For a more complete discussion of the fiduciary duties of our officers and directors, see the section entitled “British Virgin Islands Company Considerations”.

Our existing shareholders currently own ordinary shares which will not participate in the liquidation of the trust account and warrants that will expire worthless if the trust account is liquidated and a conflict of interest may arise in determining whether a particular target acquisition is appropriate for a business combination.

Our existing shareholders have waived their right to receive distributions with respect to the ordinary shares owned by them prior to our initial public offering and the warrants owned by them prior to our initial public offering will expire worthless upon the liquidation of the trust account if we are unable to consummate a business combination. Additionally, our officers and directors, or their affiliates, have purchased an aggregate of 2,000,000 warrants directly from us in a private placement transaction in accordance with Regulation D or Regulation S, as applicable, under the Securities Act of 1933, as amended, in connection with our initial public offering at a purchase price of $0.50 per warrant for a total purchase price of $1,000,000. The ordinary shares acquired prior to our initial public offering and any warrants owned by our officers and directors will be worthless if we do not consummate a business combination. Under BVI law each of our officers and directors has a fiduciary duty to act in our best interests, however, the personal and financial interests of our officers and directors may influence their motivation in timely identifying and selecting a target acquisition and completing a business combination. Consequently, our officers’ discretion, and the discretion of our directors, in identifying and selecting a suitable target acquisition may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest and, as a result of such conflicts, management may choose a target acquisition that is not in the best interests of our shareholders. For a more complete discussion of the fiduciary duties of our officers and directors, see the section entitled “British Virgin Islands Company Considerations”.

The requirement that we complete a business combination within 18 months from the date of our initial public offering, or 30 months if we have entered into a letter of intent, agreement in principle or definitive agreement with a target business, may give potential target businesses leverage over us in negotiating a business combination.

We will liquidate and promptly distribute only to our public shareholders the amount in our trust account (subject to our obligations under British Virgin Islands law for claims of creditors) plus any remaining net assets if we do not effect a business combination within 18 months from the date of our initial public offering, or 30 months if we have entered into a letter of intent, agreement in principle or definitive agreement with a target business. Any potential target business with which we enter into negotiations concerning a business combination will be aware of this requirement. Consequently, such target businesses may obtain leverage over us in negotiating a business combination, knowing that if we do not complete a business combination with that particular target business, we may be unable to complete a business combination with any target business. This risk will increase as we get closer to the time limits referenced above.

The requirement that we complete a business combination within 18 months from the date of our initial public offering, or 30 months if we have entered into a letter of intent, agreement in principle or definitive agreement with a target business, may motivate our officers and directors to approve a business combination during that time period so that they may get their out-of-pocket expenses reimbursed.

Each of our officers and directors may receive reimbursement for out-of-pocket expenses incurred by him in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The funds for such reimbursement will be provided from the money not held in the trust account. In the event that we do not effect a business combination within 18 months from the date of our initial public offering, or 30 months if we have entered into a letter of intent, agreement in principle or definitive agreement with a target business, then any expenses incurred by such individuals in excess of the money being held outside of the trust account will not be repaid as we will liquidate at such time. On the other hand, if we complete a business combination within such time period, those expenses will be repaid by the target business. Consequently, even though under BVI law each of our officers and directors has a fiduciary duty to act in our best interests, such officers and directors may have an incentive to complete a business combination for reasons other than what is in our best interests and the best interest of our shareholders. For a more complete discussion of the fiduciary duties of our officers and directors, see the section entitled “British Virgin Islands Company Considerations”.

Other than with respect to the business combination, our officers and directors, and their respective affiliates, may have a pecuniary interest in certain transactions in which we are involved, and may also compete with us.

Other than with respect to the business combination, we have not adopted a policy that expressly prohibits our directors, officers, shareholders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us.

Initially, we may only be able to complete one business combination, which will cause us to be solely dependent on a single asset or property.

The net proceeds from our initial public offering and the private placement (excluding $2,200,000 held in the trust account which represents deferred underwriting discounts and commissions and non-accountable expense allowance) provided us with approximately $52,100,000 which is held in the trust account and may be used by us to complete a business combination. We currently have no restrictions on our ability to seek additional funds through the sale of securities or through loans. As a consequence, we could seek to acquire a target business that has a fair market value significantly in excess of the 80% net asset threshold. We could seek to fund such a business combination by raising additional funds through the sale of our securities or through loan arrangements. However, if we were to seek such additional funds, any such arrangement would only be consummated simultaneously with our consummation of a business combination. Consequently, it is probable that we will have the ability to complete only a single business combination, although this may entail the simultaneous acquisitions of several assets or closely related operating businesses at the same time. However, should our management elect to pursue more than one acquisition of target businesses simultaneously, our management could encounter difficulties in consummating all or a portion of such acquisitions due to a lack of adequate resources, including the inability of management to devote sufficient time to the due diligence, negotiation and documentation of each acquisition. Furthermore, even if we complete the acquisition of more than one target business at substantially the same time, there can be no assurance that we will be able to integrate the operations of such target businesses. Accordingly, the prospects for our ability to effect our business strategy may be:

•	solely dependent upon the performance of a single business; or

•	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Furthermore, since our business combination may entail the simultaneous acquisitions of several assets or operating businesses at the same time and may be with different sellers, we will need to convince such sellers to agree that the purchase of their assets or businesses is contingent upon the simultaneous closings of the other acquisitions.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination.

Although we believe that the net proceeds of our initial public offering and the private placement will be sufficient to allow us to consummate a business combination, because we have not yet identified any prospective target acquisition to acquire, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of our initial public offering and the private placement prove to be insufficient, either because of the size of the business combination, the depletion of the available net proceeds in the course of searching for suitable target acquisition that we can afford to acquire, or the obligation to redeem for cash a significant number of ordinary shares from dissenting shareholders, we will be required to seek additional financing. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target acquisition candidate. In addition, it is possible that we could use a portion of the funds not in the trust account to make a deposit, down payment or fund a “no-shop” provision with respect to a proposed business combination or to pay reverse break up fees (a provision in an acquisition agreement which requires a payment to the target company if the financing for an acquisition is not obtained), although we do not have any current intention to do so. In the event that we were ultimately required to forfeit such funds (whether as a result of our breach of the agreement relating to such payment or otherwise), we may not have a sufficient amount of working capital available outside of the trust account to conduct due diligence and pay other expenses related to finding a suitable business combination without securing additional financing. If we are unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would liquidate the trust account, resulting in a loss of a portion of your investment. In addition, if we consummate a business combination, we may require additional financing to fund continuing operations and/or growth. The failure to secure additional financing if required could have a material adverse effect on our ability to continue to develop and grow, even if we consummate a business combination. None of our officers, directors or shareholders are required to provide any financing to us in connection with or after a business combination. For a more complete discussion regarding the liquidation of our trust account if we cannot consummate a business combination, see “Proposed Business—Effecting a Business Combination—Voluntary liquidation and subsequent dissolution if no business combination”.

Companies with similar business plans to ours have had limited success in completing a business transaction. There can be no assurance that we will successfully identify a potential target business, or complete a business combination.

Based on publicly available information, approximately 159 similarly structured blank check companies have completed initial public offerings since August 2003, and numerous others have filed registration statements.  Of these companies, only 53 companies have consummated a business combination, while 26 other companies have announced that they have entered into definitive agreements or letters of intent with respect to potential business combinations, but have not yet consummated such business combinations and another 20 have liquidated or have announced that are liquidating.  Accordingly, there are approximately 60 blank check companies with approximately $10.8 billion in trust have filed registration statements and are or will be seeking to enter into a business combination.  While some of these companies have specific industries in which they must identify a potential target business, a number of these companies may consummate a business combination in any industry and/or geographic location they choose.  As a result, we may be subject to competition from these and other companies seeking to consummate a business combination within any of our target sectors, which, in turn, will result in an increased demand for privately-held companies in these industries.  Because of this competition, we cannot assure you that we will be able to effectuate a business combination within the required time period.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies, and other entities, domestic and international, competing for the type of businesses that we may intend to acquire.  With respect to blank check companies, we believe there are currently approximately 16 blank check companies with approximately $983.8 million in trust that are seeking to carry out a business plan similar to our business plan and there are likely to be more blank check companies filing registration statements for initial public offerings after the date of this prospectus and prior to our completion of a business combination.  Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in Asian countries, including China.  Many of these competitors possess greater technical, human and other resources, or more local knowledge, than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors.  While we believe that there are numerous target acquisitions that we could potentially acquire with the net proceeds of our initial public offering, our ability to compete with respect to the acquisition of certain target acquisitions that are sizable will be limited by our available financial resources.  This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target acquisitions.  Furthermore, the obligation we have to seek shareholder approval of a business combination may delay the consummation of a transaction.  Additionally, our outstanding warrants and the future dilution they potentially represent may not be viewed favorably by certain target acquisitions.  Also, our obligation to redeem our ordinary shares for cash in certain instances may reduce the resources available for a business combination.  Any of these obligations may place us at a competitive disadvantage in negotiating a business combination.

We may be unable to compete for an attractive business combination.  Additionally, because of this competition, we cannot assure you we will be able to effectuate a business combination within the prescribed time period.  If we are unable to consummate a business combination within the prescribed time period, we will be forced to liquidate.

Our existing shareholders control a substantial interest in us and thus may influence certain actions requiring a shareholder vote.

Our existing shareholders own 25% of our issued and outstanding ordinary shares. This ownership interest, together with any other acquisitions of our ordinary shares (or warrants which are subsequently exercised), could allow the existing shareholders to influence the outcome of matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions after completion of our initial business combination. The interests of our existing shareholders and your interests may not always align, and taking actions which require approval of a majority of our shareholders, such as selling our company, may be more difficult to accomplish.

We could be liable for up to the amount of the purchase price of the private placement warrants plus interest to our officers and directors, who purchased the private placement warrants in a private placement conducted concurrently with our initial public offering.

We sold in a private placement, in accordance with Regulation D or Regulation S, as applicable, under the Securities Act of 1933, as amended, an aggregate of 2,000,000 private placement warrants to certain of our officers and directors, and their affiliates. This private placement was made in reliance on an exemption from registration under the Securities Act. This exemption required that there be no general solicitation of investors with respect to the sales of the private placement warrants. If our initial public offering were deemed to be a general solicitation with respect to the private placement warrants, the offer and sale of such securities would not be exempt from registration and the purchasers of those securities could have a right to rescind their purchases. Rescinding purchasers could seek to recover the purchase price paid, with interest, or if they no longer own the securities, to receive damages. The subscription agreement for the private placement warrants contains provisions under which the purchasers waive any and all rights to assert present or future claims, including the right of rescission, against us with respect to their purchase of the private placement warrants and agree to indemnify and hold us and the underwriters harmless from all losses, damages or expenses that relate to claims or proceedings brought against us or the underwriters by the purchasers of the private placement warrants, although it is unclear whether these waivers and indemnifications would be enforceable.

If we redeem our warrants, the private placement warrants and the insider warrants, which are non redeemable, could provide the purchasers thereof with the ability to realize a larger gain than the public warrant holders.

The warrants held by our public warrant holders may be called for redemption at any time after the warrants become exercisable:

•	in whole and not in part,

•	at a price of $0.01 per warrant at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption, and

•
if, and only if, the last sales price of our ordinary shares equals or exceeds $10.00 per ordinary share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

In addition, we may not redeem the warrants unless such warrants and the ordinary shares underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption.

As a result of the private placement warrants and the insider warrants not being subject to the redemption feature that our publicly-held warrants are subject to, holders of the private placement warrants and insider warrants, or their permitted assigns, could realize a larger gain than our public warrant holders in the event we redeem our public warrants.

Our outstanding warrants may have an adverse effect on the market price of ordinary shares and make it more difficult to effect a business combination.

In connection our initial public offering, we issued warrants to purchase up to an aggregate of 6,875,000 ordinary shares. In addition, we: (a) have issued 2,291,666 insider warrants to our existing shareholders, (b) will sold to our officers and directors warrants to purchase up to 2,000,000 ordinary shares prior to the date of our initial public offering, and (c) granted to the underwriters a unit purchase option to purchase up to 137,500 units which include 137,500 ordinary shares, 137,500 warrants and 137,500 ordinary shares underlying such warrants. To the extent we issue ordinary shares to effect a business combination, the potential for the issuance of a substantial number of additional ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle in the eyes of a target acquisition. Such securities, when exercised, will increase the number of issued and outstanding shares of our ordinary shares and reduce the value of the ordinary shares issued to complete the business combination. Therefore, our warrants may make it more difficult to effectuate a business combination or increase the cost of acquiring the target acquisition. Additionally, the sale, or even the possibility of sale, of the ordinary shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition.

Although we have no commitments as of the date of this report to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete a business combination. The incurrence of debt could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination is insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

The Nasdaq Capital Market may delist our securities, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.

Although our securities are currently listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market. Additionally, it is likely that the Nasdaq Capital Market would require us to file a new initial listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements, at the time of our initial business combination. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•
a determination that our ordinary shares is a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•	limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, we would no longer be subject to Nasdaq Capital Market rules, including rules requiring us to have a certain number of independent directors and to meet other corporate governance standards.

We or, should we form one, our Foreign Subsidiary, will likely be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

We believe we, or any foreign (non-U.S. or non-Cayman) subsidiary we form, will likely be classified as a PFIC for United States federal income tax purposes. As a result of being classified as a PFIC, a U.S. Holder (as defined in the section of this prospectus captioned “Taxation—United States Federal Income Taxation”) of our ordinary shares and warrants may be subject to increased United States federal income tax liability and may be subject to additional reporting requirements. A U.S. Holder may be able to mitigate this potential increased United States federal income tax liability by making a qualified electing fund (a “QEF”) election in respect of our ordinary shares. The QEF election will not, however, shield a U.S. Holder from imposition of such tax and interest charge on gain recognized on the disposition of an investment in our warrants. Each prospective investor is urged to consult his tax advisor regarding the possible application of the PFIC rules. For a summary of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus captioned “Taxation—United States Federal Income Taxation—U.S. Holders—Tax Consequences if we are a Passive Foreign Investment Company.”

A U.S. Holder of a warrant may have adverse U.S. federal income tax consequences if such warrant becomes exercisable into shares of a Foreign Subsidiary and the Foreign Subsidiary were to be classified as a PFIC.

As discussed in the section of this prospectus captioned “Taxation—United States Federal Income Taxation—U.S. Holders—Tax Consequences if we are a Passive Foreign Investment Company Rules,” if a warrant held by a U.S. Holder becomes exercisable into shares of a Foreign Subsidiary and the Foreign Subsidiary were to be classified as a PFIC, the U.S. Holder of the warrant generally will be subject to adverse U.S. federal income tax consequences. Unlike a U.S. Holder of our ordinary shares (who will be deemed to own a portion of the shares of the Foreign Subsidiary), a U.S. Holder of warrants generally will not be able to mitigate these adverse tax consequences by making a qualified electing fund (“QEF”) election with respect to its warrants. A U.S. Holder of warrants is urged to consult its own tax advisor concerning the adverse tax consequences that may result to such holder by reason of the application of the PFIC rules to a warrant under such holder’s particular circumstances.

A U.S. Holder of our warrants may have adverse U.S. federal income tax consequences if we were to liquidate pursuant to a shareholder vote following the formation of and the transfer of our assets to the Foreign Subsidiary.

As discussed in the section of this prospectus captioned “Taxation—United States Federal Income Taxation—U.S. Holder—Tax and Reporting Issues as to Formation of Foreign Subsidiary,” in the event we form and transfer all or substantially all of our assets to the Foreign Subsidiary in connection with a proposed business combination, under certain circumstances (particularly if we were to then liquidate our company or merge our company into the Foreign Subsidiary pursuant to a separate shareholder vote in which our warrant holders would not participate), the Foreign Subsidiary will assume our obligations under such warrants, and a U.S. Holder of such warrants will have the right, under certain conditions, to exercise such warrants for shares in the Foreign Subsidiary (and not for an Interest in us). While we expect that this assumption and right (which is provided for under the original terms of the warrants) should not result in a taxable event to a U.S. Holder of such warrants, such U.S. Holder should nevertheless consult its own tax advisor concerning the tax consequences of such transaction under such holder’s particular circumstances.

An investment in our securities may involve adverse U.S. federal income tax consequences because the redemption or liquidation price per ordinary share is greater than an investor’s initial tax basis in our ordinary shares.

There is a risk that an investor’s entitlement to receive payments in excess of the investor’s initial tax basis in our ordinary shares (see “Taxation—United States Federal Income Taxation—U.S. Holders—Allocation of Purchase Price Between Ordinary Shares and Warrants”) upon exercise of the investor’s redemption right or upon our liquidation will result in constructive income to the investor, which could affect the timing and character of income recognition and result in an immediate U.S. federal income tax liability to the investor without the investor’s receipt of cash from us. Prospective investors are urged to consult their own tax advisors with respect to these tax risks, as well as the specific tax consequences to them of purchasing, holding or disposing of our units.

An investor may be subject to adverse U.S. federal income tax consequences in the event the Internal Revenue Service (“IRS”) were to disagree with the U.S. federal income tax consequences described herein.

As described in the section of this report captioned “Taxation—United States Federal Income Taxation—U.S. Holders”, we have not sought a ruling from the IRS or an opinion of counsel as to any U.S. federal income tax consequences described herein. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject an investor or our company to adverse U.S. federal income tax consequences that would be different than those described herein. Accordingly, each prospective investor is urged to consult a tax advisor with respect to the specific tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants, including the applicability and effect of state, local or non-U.S. tax laws, as well as U.S. federal tax laws.

If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If our ordinary shares become subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

If at any time we have net tangible assets of $5,000,000 or less and our ordinary shares has a market price per ordinary share of less than $5.00, transactions in our ordinary shares will be subject to these “penny stock” rules. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to the transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our existing shareholders and/or the holders of the private placement warrants exercise their registration rights, and/or if the underwriters elect to exercise their unit purchase option, it may have an adverse effect on the market price of our ordinary shares and warrants and the existence of the registration rights and the purchase option may make it more difficult to effect a business combination.

Our existing shareholders are entitled to require us to register the resale of their ordinary shares, insider warrants and ordinary shares underlying their insider warrants at any time after the date on which their ordinary shares and insider warrants are released from escrow, which, except in limited circumstances, will not be before the earlier of one year from the consummation of a business combination or thirty (30) months from the date of this prospectus (or thirty-six (36) months if the extended period is approved). If our existing shareholders exercise their registration rights with respect to all ordinary shares and insider warrants beneficially owned by them as of the date of this prospectus, then there will be an additional 2,291,666 ordinary shares, 2,291,666 warrants and 2,291,666 ordinary shares issuable upon exercise of the insider warrants eligible for trading in the public market. Further, prior to the date of this prospectus, our officers and directors will purchase in a private placement an aggregate of 2,000,000 private placement warrants that are identical to the warrants being sold in our initial public offering, except that: (i) the private placement warrants will not have a claim to the funds held in the trust account, (ii)  the private placement warrants are being purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed on or before the date of this prospectus, (iii) the private placement warrants will be non-redeemable so long as they are held by the initial holders or their permitted assigns and (iv) the private placement warrants are exercisable on a “cashless” basis at any time after the later to occur of a business combination or one year from the date of this prospectus, if held by the initial holders or their permitted assigns. The private placement warrants may be released from escrow upon consummation of a business combination. If the holders of the private placement warrants exercise their registration rights with respect to all private placement warrants and ordinary shares underlying the private placement warrants beneficially owned by them as of the date of this prospectus, then there will be an additional 2,000,000 warrants eligible for trading in the public market and upon exercise of all the private placement warrants there will be an additional 2,000,000 of our ordinary shares eligible for trading in the public market.

In addition, we have agreed to sell to the underwriters a unit purchase option to purchase up to a total of 137,500 units identical to those units offered by this prospectus except the unit purchase option has a per unit price of $8.80. Although the purchase option and its underlying securities have been registered on the registration statement of which this prospectus forms a part, the option grants holders demand and “piggy back” registration rights for periods of five years from the date of this prospectus. These rights apply to all of the securities directly and indirectly issuable upon exercise of the option. If this unit purchase option is exercised, and all of the underlying warrants are also exercised, there will be an additional 275,000 of our ordinary shares eligible for trading in the public market. The presence of these additional numbers of securities eligible for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of these rights may make it more difficult to effectuate a business combination or increase the cost of the target business, as the shareholders of the target business may be discouraged from entering into a business combination with us or will request a higher price for their securities as a result of these registration rights and the potential future effect their exercise may have on the trading market for our ordinary shares.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination, or we may be required to incur additional expenses if we are unable to liquidate after the expiration of the allotted time periods.

If we are deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940, as amended. To this end, the proceeds held in the trust account may be invested by the trust account agent only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. By restricting the investment of the proceeds to these instruments, we intend to avoid being deemed an investment company within the meaning of the Investment Company Act of 1940. Our securities are not intended for persons who are seeking a return on investments in government securities. The trust account and the purchase of government securities for the trust account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, liquidation and return of the funds held in this trust account to our public shareholders.

If we are deemed to be an investment company at any time, we will be required to comply with additional regulatory requirements under the Investment Company Act of 1940, as amended, which would require additional expenses for which we have not budgeted.

Uncertainties in management’s assessment of a target business could cause us not to realize the benefits anticipated to result from an acquisition.

It is possible that, following our initial acquisition, uncertainties in assessing the value, strengths and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental liabilities) of, acquisition or other transaction candidates could cause us not to realize the benefits anticipated to result from an acquisition.

The potential loss of key customers, management and employees of a target business could cause us not to realize the benefits anticipated to result from an acquisition.

It is possible that, following our initial acquisition, the potential loss of key customers, management and employees of an acquired business could cause us not to realize the benefits anticipated to result from an acquisition.

The lack of synergy from an acquisition could cause us not to realize the benefits anticipated to result from an acquisition.

It is possible that, following our initial acquisition, the inability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction could cause us not to realize the benefits anticipated to result from an acquisition.

Our directors may not be considered “independent” and we thus may not have the benefit of independent directors examining our financial statements and the priority of expenses incurred on our behalf subject to reimbursement.

Our existing shareholders hold 2,291,666 ordinary shares which our officers and directors purchased at our inception for a purchase price of approximately $0.011 per ordinary share (assuming no value is attributed to the insider warrants), which is significantly lower than our initial public offering price. No salary or other compensation will be paid to our officers or directors for services rendered by them on our behalf prior to or in connection with a business combination. Although we believe that Li Zhang and Dr. Jianjun Shi, members of our board of directors, are “independent” under the rules of the Nasdaq Capital Market, because they may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, it is likely that state securities administrators would take the position that we do not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Although we believe that all actions taken by our directors on our behalf will be in our best interests, whether or not any directors are deemed to be “independent,” we cannot assure you that this will actually be the case. If actions are taken or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations and the price of our ordinary shares held by the public shareholders.

We may not obtain an opinion from an unaffiliated third party as to the fair market value of the target acquisition or that the price we are paying for the business is fair to our shareholders.

We are not required to obtain an opinion from an unaffiliated third party that either the target acquisition we select has a fair market value equal to or in excess of the 80% net asset threshold or that the price we are paying is fair to shareholders unless: (i) our board is not able to independently determine that a target acquisition has a sufficient market value or (ii) there is a conflict of interest with respect to the transaction. If no opinion is obtained, our shareholders will be relying on the judgment or our board of directors.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands, and substantially all of our assets are located outside the United States. In addition, certain of our directors and officers are nationals or residents of jurisdictions other than the United States, such as China, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the BVI Business Companies Act, 2004 (as the same may be supplemented or amended from time to time) (the “Act”) and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

The British Virgin Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits provided that in respect of the U.S. judgment:

•
the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

•	in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. For a discussion of certain differences between the provisions of the BVI Business Companies Act, remedies available to shareholders and the laws applicable to companies incorporated in the United States and their shareholders, see “British Virgin Islands Company Considerations.”

Under British Virgin Islands law, the requirements and restrictions contained in our amended and restated memorandum and articles of association may be amended, which could reduce or eliminate the protection afforded to our shareholders by such requirements and restrictions.

Our amended and restated memorandum and articles of association sets forth certain requirements and restrictions that shall apply to us until the consummation of a business combination. Specifically, Article 24 of our amended and restated memorandum and articles of association will provide among other things, that:

•	prior to the consummation of our initial business combination, we shall submit such business combination to our shareholders for approval;

•
we may only consummate our initial business combination if: (i) approved by a majority of the ordinary shares voted by the public shareholders and (ii) public shareholders not owning more than one ordinary share less than 35% of the ordinary shares purchased by the public shareholders in our initial public offering exercise their redemption rights.

•
if our initial business combination is approved and consummated, public shareholders who voted against the business combination and exercised their redemption rights will receive $7.89 per ordinary share from the trust account;

•
if a business combination is not consummated or a letter of intent, an agreement in principle or a definitive agreement is not signed within the time period specified in this prospectus, or if the extended period is not approved and we are unable to complete the business combination before August 11, 2011 then we will go into voluntary liquidation and we will distribute to all of our public shareholders their pro rata cash portion of the trust account (net of taxes);

•
a majority of our shareholders voting at a general (or annual) meeting may agree to extend the time until which we may consummate our initial business combination to 36 months, provided less than 35% of the public shareholders do not both vote against such extended period and exercise their redemption rights; and

•
we may not consummate any merger, share exchange, share purchase, asset acquisition, contractual control arrangement or similar transaction other than a business combination that meets the conditions specified in this prospectus, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least the 80% net asset threshold.

Our amended and restated memorandum and articles of association expressly prohibits the amendment of the above-described provisions, without the approval of 80% or more of our shareholders. However, we view the foregoing provisions as obligations to our shareholders and we will not take any actions to amend, propose, endorse or support any proposal by the shareholders to waive or amend any of these provisions, without the approval of 80% or more of our shareholders.

Risks Related to Our Target Business

Because any target business with which we attempt to complete a business combination may be required to provide our shareholders with financial statements prepared in accordance with and reconciled to United States generally accepted accounting principles, or International Financial Reporting Standards, prospective target businesses may be limited.

In accordance with requirements of United States federal securities laws, in order to seek shareholder approval of a business combination, a proposed target business may be required to have certain financial statements which are prepared in accordance with, or which can be reconciled to, U.S. generally accepted accounting principles, or GAAP, or International Financial Reporting Standards, as issued by the International Accounting Standards Board, or International GAAP, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. To the extent that a proposed target business does not have financial statements which have been prepared with, or which can be reconciled to, U.S. GAAP, or International GAAP, and audited in accordance with the standards of the PCAOB, we may not be able to complete a business combination with that proposed target business. These financial statement requirements may limit the pool of potential target businesses with which we may complete a business combination. Furthermore, to the extent that we seek to acquire a target business that does not have financial statements prepared in accordance with United States GAAP, or International GAAP, it could make it more difficult for our management to analyze such target business and determine whether it has a fair market value equal to or in excess of the 80% net asset threshold. It could also delay our preparation of our 6-K or our proxy statement in the event we are required to seek shareholder approval and which we will send to shareholders relating to the proposed business combination with such a target business, thereby making it more difficult for us to consummate such a business combination.

After a business combination, substantially all of our assets are likely to be located in China and substantially all of our revenue is likely to be derived from our operations in China. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal developments in China.

China’s economic, political and social conditions, as well as government policies, could affect our business. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

Our ability to find an attractive target business with which to consummate a business combination is based on the assumption that the Chinese economy will continue to grow. China’s economic growth has been uneven, both geographically and among various sectors of the economy. China’s government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall China economy, but may also have a negative effect on us, depending on the industry in which we engage in a business combination. For example, our financial condition and results of operations may be adversely affected by China’s government control over capital investments or changes in tax regulations that are applicable to a potential target business and a business combination.

China’s economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years China’s government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by China’s government. In addition, China’s government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that China’s economic, political or legal systems will not develop in a way that becomes detrimental to our business, results of operations and prospects. For example, China’s government has in the past implemented a number of measures intended to slow down certain segments of China’s economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Our activities may be materially and adversely affected by changes in China’s economic and social conditions and by changes in the policies of China’s government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

If political relations between China and the United States or Europe deteriorate, it could cause potential target businesses or their goods or services to become less attractive.

The relationship between China and the United States and Europe is subject to sudden fluctuation and periodic tension. Relations may also be compromised if the U.S. or Europe becomes a more vocal advocate of Taiwan or proceeds to sell certain military weapons and technology to Taiwan. Changes in political conditions in China and changes in the state of Sino-U.S. relations and Sino-Europe relations are difficult to predict and could adversely affect our operations or cause potential target businesses or their goods and services to become less attractive. Because we are not limited to any specific industry, there is no basis for investors in our initial public offering to evaluate the possible extent of any impact on our ultimate operations if relations are strained between China and either the United States or Europe.

We may not be able to enforce our rights in China.

The laws of China are likely to govern all of our target business’ material agreements. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available outside of the target regions. For example, the system of laws and the enforcement of existing laws in the People’s Republic of China may not be as certain in implementation and interpretation as in the United States. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements may have a material adverse impact on our operations.

If China imposes restrictions to reduce inflation, future economic growth in China could be severely curtailed, which could lead to a significant decrease in our profitability following a business combination.

While the economy of China has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. If prices for the products of our ultimate target business rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, China has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth. Because we are not limited to any specific industry, the ultimate industry that we operate in may be affected more severely by such a slowing of economic growth.

Many industries in China are subject to government regulations that limit or prohibit foreign investments in such industries, which may limit the potential number of acquisition candidates.

The Chinese government has imposed regulations in various industries that would limit foreign investors’ equity ownership or prohibit foreign investments altogether in companies that operate in such industries. As a result, the number of potential acquisition candidates available to us may be limited.

If we acquire a target business through contractual arrangements with one or more operating businesses in China, such contracts may not be as effective in providing operational control as direct ownership of such businesses and may be difficult to enforce.

To comply with applicable Chinese regulations, we may effect a business combination by paying consideration to the owners of the target business and then making contractual arrangements between our company, subsidiaries and/or affiliates and Chinese companies holding the licenses required to engage in the specific industry of the target business and its shareholders. In that case, the target business would be owned by Chinese residents (most likely designated by our company) rather than directly by our company. If we choose to effect this type of business combination, we would expect to negotiate agreements that are designed to give us the full economic benefits and control comparable to those we would enjoy with full direct ownership. However, these contractual arrangements may not be as effective in providing us with the same economic benefits or control over a target business as direct ownership would. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements, and rely on legal remedies under Chinese law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be sufficient to off-set the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Moreover, we expect that the contractual arrangements upon which we would be relying would be governed by Chinese law and would be the only basis of providing resolution of disputes which may arise through either arbitration or litigation in China. Accordingly, these contracts would be interpreted in accordance with Chinese law and any disputes would be resolved in accordance with Chinese legal procedures. Uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert the effective level of control or receive the full economic benefits of full direct ownership over the target business, see the section of this prospectus captioned “Proposed Business—Effecting a Business Combination—Contractual arrangements”.

If the PRC government finds that the agreements we entered into to acquire control of a target business through contractual arrangements do not comply with governmental restrictions on foreign investment, or if these regulations or their existing interpretations change in the future, we could be subject to significant penalties or be forced to relinquish our interests in those operations.

The government of the PRC has restricted or limited foreign ownership of certain kinds of assets and companies operating in a wide variety of industries, including certain aspects of telecommunications, advertising, food production and heavy equipment manufacturers, and there are uncertainties as to whether obtaining a majority interest through contractual arrangements will comply with regulations prohibiting or restricting foreign ownership in such industries.

If we or any of our prospective target businesses are found to be in violation of any existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in certain of our affiliated entities in which direct foreign ownership is prohibited) the relevant regulatory authorities may have the discretion to:

•	revoke the business and operating licenses of our prospective target businesses;

•	confiscate relevant income and impose fines and other penalties;

•	discontinue or restrict our prospective target businesses’ operations;

•	require us or our prospective target businesses to restructure the relevant ownership structure or operations;

•	restrict or prohibit our use of the proceeds of our initial public offering to finance our businesses and operations in China; or

•	impose conditions or requirements with which we or our prospective target businesses may not be able to comply.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures, and are subject to interpretation, which may change over time. We thus cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on our ability to conduct our business.

Contractual arrangements we enter into with prospective target businesses or acquisitions of offshore entities that conduct PRC operations through affiliates in China may be subject to a high level of scrutiny by the PRC tax authorities.

Under the laws of PRC, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we enter into with prospective target businesses are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow any tax savings, adjust the profits and losses of such prospective target businesses and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for any such tax savings, or that any of our prospective target businesses are not eligible for tax exemptions, would substantially increase our possible future taxes and thus reduce our net income and the value of a shareholder’s investment. In addition, in the event that in connection with an acquisition of an offshore entity that conducted its operations through affiliates in China, the sellers of such entities failed to pay any taxes required under local law, the relevant tax authorities could require us to withhold and pay the tax, together with late-payment interest and penalties. The occurrence of any of the foregoing could have a negative impact on our operating results and financial condition.

If China enacts regulations in more industry segments which forbid or restrict foreign investment, our ability to consummate a business combination could be severely impaired.

Many of the rules and regulations that companies face in China are not explicitly communicated. If new laws or regulations forbid foreign investment in industries in which we want to complete a business combination, they could severely impair our choice of candidate pool of potential target businesses. Additionally, if the relevant Chinese authorities find us or the target business with which we ultimately complete a business combination to be in violation of any existing or future Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business and other licenses;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue any portion or all of our business.

Recent changes in China’s currency policies may cause a target business’ ability to succeed in the international markets to be diminished.

Historically, China “pegged” its currency to the United States dollar. This meant that each unit of Chinese currency had a set ratio for which it could be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. Many countries argued that this system of keeping the Chinese currency low when compared to other countries gave Chinese companies an unfair price advantage over foreign companies. Due to mounting pressure from outside countries, China recently reformed its economic policies to establish a floating value. As a result of this policy reform, potential target companies may be adversely affected since the competitive advantages that existed as a result of the former policies will cease. We cannot assure you that a target business with which we consummate a business combination will be able to compete effectively with the new policies in place.

Restrictions on currency exchange may limit our ability to utilize our cash flow effectively following a business combination.

Following a business combination, we will be subject to China’s rules and regulations on currency conversion. In China, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the Chinese Renminbi into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, the entity in which we invest in China will likely be a FIE as a result of our ownership structure. FIEs holding such registration certificates, which must be renewed annually, are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investments, loans, and securities, require approval of the SAFE. We cannot assure you that the Chinese regulatory authorities will not impose further restrictions on the convertibility of the Chinese currency. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Regulations relating to the transfer of state-owned property rights in enterprises may increase the cost of our acquisitions and impose an additional administrative burden on us.

The legislation governing the acquisition of a China state-owned company contains stringent governmental regulations. The transfer of state-owned property rights in enterprises must take place through a government approved “state-owned asset exchange”, and the value of the transferred property rights must be evaluated by those Chinese appraisal firms qualified to do “state-owned assets evaluation”. The final price must not be less than 90% of the appraisal price. Additionally, bidding/auction procedures are essential in the event that there is more than one potential transferee. In the case of an acquisition by foreign investors of state-owned enterprises, the acquirer and the seller must make a resettlement plan to properly resettle the employees, and the resettlement plan must be approved by the Employees’ Representative Congress. The seller must pay all unpaid wages and social welfare payments from the existing assets of the target company to the employees. These regulations may adversely effect our ability to acquire a state-owned business or assets.

Since some of our directors and officers will live outside the United States and substantially all of our assets will be located outside the United States, investors may not be able to enforce federal securities laws or their other legal rights.

Several of our directors and officers reside outside of the United States and after the consummation of a business combination, substantially all of our assets will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.

Cultural and managerial differences may result in the reduction of our overall performance after the consummation of a business combination.

While Chinese mergers and acquisitions are increasing in frequency, assimilating cultural and managerial differences are still problematic. Friction may also result with the consolidation of management teams from different cultural backgrounds. These factors may make effecting a business combination and running the acquired business more difficult.

Political instability in China could harm our business.

We may target businesses in China that have operations associated with developing countries in Asia where political, economic and social transition is taking place. Some Asian countries, including China, have experienced political instability, expropriation or nationalization of property, civil strife, strikes, acts of war and insurrections. Any of these conditions occurring could disrupt or terminate our operations, causing our operations to be curtailed or terminated in these areas or our operations to decline and could cause us to incur additional costs.

Fluctuations in the value of the Renminbi relative to foreign currencies could affect our operating results.

We will prepare our financial statements in United States dollars, but payroll and other costs of non-United States operations will be payable in foreign currencies, primarily Renminbi, the Chinese currency. To the extent future revenue is denominated in non-United States currencies, we would be subject to increased risks relating to foreign currency exchange rate fluctuations that could have a material adverse affect on our business, financial condition and operating results. The value of Renminbi against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. As our operations will be primarily in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert United States dollars into Chinese Renminbi for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Renminbi we convert would be reduced.

If we were to acquire assets, there are no requirements under BVI law that proxy materials provided to our shareholders include historical financial statements and, accordingly, investors will not have historical financial statements on which to rely in making their decision whether to vote for the acquisition.

Given that we are a British Virgin Islands company, any proxy statement we utilize will be prepared and delivered to our shareholders in accordance with: (i) BVI law, which contains no specific proxy laws, rules or regulations and (ii) the relevant provisions of our amended and restated memorandum and articles of association. As such, if we were to acquire assets, there are no requirements under BVI law that the proxy statement we prepare and deliver to our shareholders contain historical financial statements with respect to the operation of such assets, and, therefore, shareholders voting on a proposed transaction would not have the benefit of financial statements of past operations. Although we would not be required to include financial information in the proxy statement, we would send to our shareholders the same information that would typically be provided in the prospectus for an initial public offering of a start-up company, such as: (i) historical and prevailing market rates for assets on the basis of type, age and proposed employment; (ii) our expectations of future market trends and proposed strategy for operation of the assets; (iii) our anticipated operational (overhead) expenses; and (iv) the valuation of the assets generally, all of which, in turn, depend on the sector and country in which we consummate such a business combination. Thus, you would not necessarily be able to rely on historical financial statements when deciding whether to approve a business combination involving the acquisition of assets. For a more detailed discussion of the material provisions of the U.S. proxy rules from which we are exempt, see the section entitled “British Virgin Islands Company Considerations—Certain Material Protections Provided by the Exchange Act with Respect to Proxy Solicitations that are not Afforded to our Shareholders”.

To the extent that our business combination consists of the acquisition of assets that do not have historical financial information, we will determine whether such business combination has a fair market value equal to at least the 80% net asset threshold based on the value of the assets, as determined by the experience and advice of our management and financial advisors consistent with industry valuation practice.

Uninsured claims and litigation could adversely impact our operating results.

After a business combination, we expect to secure insurance coverage against operating hazards. However, we may not be able to procure insurance for the particular risks associated with our target business on favorable economic terms if at all, and the nature and amount of that insurance may not be sufficient to fully indemnify us against liabilities arising out of pending and future claims and litigation. This insurance typically has deductibles or self-insured retentions and contains certain coverage exclusions. In addition, this insurance typically does not cover damages from breach of contract by us or based on alleged fraud, gross negligence, misrepresentation or other deceptive trade practices. Insurance and customer agreements do not provide complete protection against losses and risks, and our results of operations could be adversely affected by unexpected claims not covered by insurance.

We may re-incorporate in another jurisdiction in connection with a business combination, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

In connection with a business combination, we may relocate the home jurisdiction of our business from the British Virgin Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. We cannot assure you that the system of laws and the enforcement of existing laws in such jurisdiction would be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

British Virgin Islands anti-money laundering laws might cause us to refuse a redemption payment to shareholders

We reserve the right to refuse to make any shareholder redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of shareholder redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.

ITEM 4. INFORMATION ON THE COMPANY

Overview

Chardan 2008 China Acquisition Corp. is a newly incorporated British Virgin Islands business company with limited liability. We are a blank check company formed for the purpose of acquiring, engaging in a merger, share exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with an unidentified operating business (a “Business Combination”).

We have a period of 18 months from the consummation of our initial public offering (the “IPO”) which occurred on August 11, 2008, to effect our Business Combination, with an additional twelve-month period (for a total of 30 months) if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which the combination is not yet complete. Further, if we have entered into a letter of intent, agreement in principle or definitive agreement within such 18 month period, we may, prior to the expiration of the 30 month period, call a meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our Business Combination by an additional 6 months to avoid being required to liquidate (the “Extended Period”). If the Extended Period is approved by our shareholders we would have a total of 36 months from the consummation of the IPO to complete a Business Combination.

We intend to focus on identifying a target business having its primary operations in the People’s Republic of China, but our efforts will not be limited to a particular industry. To date, our efforts have been limited to organizational activities, completion of our IPO and the evaluation of possible Business Combinations, none of which is yet probable to occur.

We consummated an IPO of 6,875,000 units (the “Units”) on August 11, 2008. Each Unit consists of one ordinary share, $0.0001 par value per share (the “Public Ordinary Shares”) and one warrant (the “Public Warrants”) entitling the holder to purchase one Public Ordinary Share at a price of $5.00. The Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $55,000,000. The Public Warrants will become exercisable on the later of: (i) the completion of a Business Combination; or (ii) August 11, 2009, and will expire on August 11, 2012, or earlier upon redemption or our liquidation.

Prior to the consummation of the IPO, we had issued 2,291,666 insider units (the “Insider Units”), each consisting of one ordinary share (the “Insider Ordinary Shares”) and one warrant (the “Insider Warrants”) to certain of our officers, directors and existing shareholders at a price of $0.01091 per Insider Unit, generating gross proceeds of $25,000. The holders of the Insider Ordinary Shares have agreed to vote such shares in the same manner as the majority of the Public Ordinary Shares included in the Units sold in the IPO. The terms of the Insider Warrants are identical to those of the Public Warrants.

Additionally, prior to the consummation of the IPO, certain of our officers, directors and existing shareholders purchased 2,000,000 warrants from us at a price of $0.50 per warrant (the “Private Placement Warrants”) in a private placement (the “Private Placement”), generating gross proceeds of $1,000,000. The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the IPO, except that the Private Placement Warrants are non-redeemable and may be exercised on a “cashless” basis on the later of: (i) the completion of a Business Combination; or (ii) August 11, 2009, and they will expire on August 11, 2012, or earlier upon our liquidation.

The sale of the Insider Units, the Units in the IPO and the Private Placement Warrants generated gross proceeds to the Company in the aggregate amount of $56,025,000. We intend to use the proceeds from those issuances, less offering expenses (both paid and deferred) and the expenses of operations, an aggregate of $52,200,000 (the “Net Proceeds”), to engage in a Business Combination with a business that has its principal operations in the People’s Republic of China. Our efforts will not be limited to a particular industry in China.

The Net Proceeds (together with deferred offering expenses) have been deposited into a trust account (the “Trust Account”) at JPMorgan Chase, London branch, maintained by Continental Stock Transfer & Trust Company acting as trustee. The holders of the Insider Ordinary Shares have waived their right to receive any share of the Trust Account upon distribution of the funds in the event we fail to consummate a Business Combination. The holders of the Public Warrants, Insider Warrants and Private Placement Warrants have no right to receive any share of the Trust Account upon distribution of the funds in the event we fail to consummate a Business Combination, in which event the Public Warrants, Insider Warrants and Private Placement Warrants will expire worthless.

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following our initial public offering. We intend to utilize cash derived from the proceeds of our initial public offering, our share capital, debt or a combination of these in effecting a business combination. Although substantially all of the net proceeds of our initial public offering are intended to be generally applied toward effecting a business combination as described in this Form 20-F, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, prospective investors will invest in us without an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of a company that does not need substantial additional capital but desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various US. federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to initially effect only a single business combination.

Effecting a Business Combination

General

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following our initial public offering. We intend to utilize cash derived from the proceeds of our initial public offering, our unissued authorized shares, debt or a combination of these in effecting a business combination. Although substantially all of the net proceeds of our initial public offering are intended to be applied generally toward effecting a business combination as described herein, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors are investing without first having an opportunity to evaluate the specific merits or risks of any one or more business combinations.

Subject to the requirement that our business combination must be with a target acquisition having a fair market value that is equal to at least the 80% net asset threshold, there are no limitations on the type of investments we can make or the percentage of our total assets that may be invested in any one investment. Accordingly, other than the requirement that our business combination must be with a target acquisition having a fair market value that is equal to at least the 80% net asset threshold, our investment policies may be changed from time to time at the discretion of our board of directors, without a vote of our shareholders. Additionally, no limits have been set on the concentration of investments in any location or product type.

We have not identified a target acquisition

To date, we have not selected any target acquisition with which to complete a business combination.  As a result, we cannot assure you that we will be able to locate a target acquisition or that we will be able to engage in a business combination on favorable terms.

Subject to the limitation that a target acquisition have a fair market value equal to at least the 80% net asset threshold, we have virtually unrestricted flexibility in identifying and selecting a prospective transaction candidate. Accordingly, there is no basis for investors to evaluate the possible merits or risks of any target acquisition with which we may ultimately complete a business combination. To the extent we effect a business combination with a financially unstable asset or property, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of such financially unstable property or asset. Although our management will endeavor to evaluate the risks inherent in a particular target acquisition, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Sources of target acquisitions

While we have not yet identified any candidates for a business combination, we believe that there are numerous acquisition candidates for us to target. We continue to review business plans presented to us relating to potential target opportunities from a host of different sources. Target acquisitions have been and we expect will continue to be brought to our attention by our officers and directors, through their network of joint venture partners and other industry relationships located in China and elsewhere that regularly, in the course of their daily business activities, see numerous varied opportunities. Target acquisitions may also continue to be brought to our attention by such unaffiliated sources such as brokers or others as a result of being solicited by us through calls or mailings. Unaffiliated sources, such as brokers may also introduce us to target acquisitions they think we may be interested in on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses we are targeting. In no event will any of our existing shareholders, officers or directors or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render, in order to effectuate the consummation of a business combination.

Selection of a target acquisition and structuring of a business combination

Subject to the requirement that our business combination must be with a target acquisition having a fair market value equal to at least the 80% net asset threshold, our management will have virtually unrestricted flexibility in identifying and selecting prospective target acquisitions. We anticipate structuring a business combination to acquire 100% of the equity interests or assets of a prospective target business. We may, however, structure a business combination to acquire less than 100% of such interests or assets of a prospective target business, but in all instances we would acquire control of such prospective target business. The key factors that we will rely on in determining control would be our acquisition of more than 50% of the voting equity interests of a prospective target business and/or control of the majority of any governing body of such prospective target business through contractual arrangements or otherwise.

Our preferred method of acquisition of a target business is through obtaining legal title to the equity interests of such target business, and we do not anticipate any legal issues in acquiring legal title to shares of an offshore holding company that is the parent company of a PRC operating company. However, due to certain features of Chinese law, it is possible that the offshore parent company of a PRC operating company will hold its control of the PRC operating company through contractual arrangements that confer on the offshore parent company all of the incidents of ownership other than legal title and provide that legal title would be transferred, without further consideration, when it became possible to do so under Chinese law. Reliance upon any such contractual arrangements would be supported by an opinion of a China-based law firm that under Chinese law these contractual arrangements are lawful, enforceable in accordance with their terms and effective to transfer control over the PRC operating company to us.

If we acquire only a controlling interest in a prospective target business, the portion of such business that we acquire must have a fair market value equal to at least the 80% net asset threshold.

We have not established any other specific attributes or criteria (financial or otherwise) for prospective target acquisitions. In evaluating a prospective target acquisition, our management will consider, among other factors, the following factors likely to affect the performance of the investment:

•	earnings and growth potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	competitive position;

•	financial condition and results of operation;

•	barriers to entry;

•	stage of development of the products, processes or services;

•	breadth of services offered;

•	degree of current or potential market acceptance of the products or services;

•	regulatory environment of the industry; and

•	costs associated with effecting the business combination.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target acquisition, we will conduct an extensive due diligence review which will encompass, among other things, a review of all relevant financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage, although we have no current intention to engage any such third parties. We will also seek to have all owners of any prospective target acquisition execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. If any prospective business or owner refused to execute such agreement, it is unlikely we would continue negotiations with such business or owner.

In the case of all possible acquisitions, we will seek to determine whether the transaction is advisable and in the best interests of us and our shareholders. We believe it is possible that our attractiveness as a potential buyer of businesses may increase after the consummation of an initial transaction, and there may or may not be additional acquisition opportunities as we grow and integrate our acquisitions. We may or may not make future acquisitions. Fundamentally, however, we believe that, following an initial transaction, we could learn of, identify and analyze acquisition targets in the same way after an initial transaction as we will before an initial transaction. To the extent we are able to identify multiple acquisition targets and options as to which business or assets to acquire as part of an initial transaction, we intend to seek to consummate the acquisition which is most attractive and provides the greatest opportunity for creating shareholder value. The determination of which entity is the most attractive would be based on our analysis of a variety of factors, including whether such acquisition would be in the best interests of our shareholders, the purchase price, the terms of the sale, the perceived quality of the assets and the likelihood that the transaction will close.

In structuring the transaction, we may elect to form a Foreign Subsidiary in connection with a proposed business combination, which may be used to make the acquisition. In that event, we would either merge into such Foreign Subsidiary (with the Foreign Subsidiary being the surviving entity) or we would dissolve and liquidate our assets to our shareholders, which would include the equity securities we own in the Foreign Subsidiary. In the event that we do choose to merge into such a Foreign Subsidiary or dissolve and liquidate our ownership of such Foreign Subsidiary to our shareholders, the agreement relating to the transaction would provide: (i) for each issued and outstanding ordinary share to be converted into a similar right to receive ordinary shares or their equivalents in the subsidiary and (ii) that each of our outstanding warrants of whatever class will be assumed by the subsidiary with the same terms and restrictions, except that they will be exercisable for ordinary shares or their equivalents of the subsidiary. This alternative is discussed in greater detail in the section “Taxation—U.S. Holders—Tax and Reporting Issues as to Formation of Foreign Subsidiary.”

The time and costs required to select and evaluate a target acquisition and to structure and complete the business combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target acquisition with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination. While we may pay fees or compensation to third parties for their efforts in introducing us to a potential target business, in no event, however, will we pay any of our existing shareholders, officers or directors or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us or in connection with the consummation of the initial business combination.

Contractual arrangements

The government of the PRC has restricted or limited foreign ownership of certain kinds of assets and companies operating in a wide variety of industries, including certain aspects of telecommunications, advertising, food production, and heavy equipment manufacturers. The PRC may apply these restrictions in other industries in the future. In addition, there can be restrictions on the foreign ownership of businesses that are determined from time to time to be in “important industries” that may affect the national economic security or having “famous Chinese brand names” or “well established Chinese brand names.” Subject to the review requirements of the Ministry of Commerce and other relevant agencies as discussed elsewhere for acquisitions of assets and companies in the PRC and subject to the various percentage ownership limitations that exist from time to time, acquisitions involving foreign investors and parties in the various restricted categories of assets and industries may nonetheless sometimes be consummated using contractual arrangements with permitted Chinese parties. To the extent that such agreements are employed, they may be for control of specific assets such as intellectual property or control of blocks of the equity ownership interests of a company. The agreements would be designed to provide our company with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership, while leaving the technical ownership in the hands of Chinese parties who would likely be designated by our company.

These types of contractual arrangements could arise in two different contexts. The first is in acquiring the equity interests in the PRC operating company directly from the Chinese owners. In such a case, the contractual arrangements would be directly between the Company and the Chinese owners, and they would replace the more traditional stock purchase agreement that is used in instances where legal title may transfer. A legal opinion regarding the validity, effectiveness and enforceability of such arrangements under PRC law would be obtained by us from a China-based law firm before we relied on any such arrangements.

The other setting in which such contractual arrangements may be the means for obtaining control over the PRC operating company is where the ownership has previously been transferred to an offshore holding company using these arrangements. In such a case, we would enter into a traditional share exchange or similar customary transaction with the shareholders of the offshore holding company. However, we would do so again only after obtaining a legal opinion from a China-based law firm supporting the validity, effectiveness and enforceability of such arrangements in accordance with applicable PRC law.

For example, these contracts could result in a structure where, in exchange for our payment of the acquisition consideration, the target company would remain majority owned by Chinese residents but with whom we would enter into operating and/or proxy agreements pursuant to which we would acquire control of a majority of the target company’s governing body and the authority to exercise all of the rights of ownership with respect to the equity interests of such designees, including, without limitation, any voting rights, rights to appoint executive officers and directors and rights to sell or transfer any or all of such equity interests. Under such circumstances, the target company would continue to hold the requisite licenses for the target business, but we might establish a new, wholly-owned subsidiary in China which would provide technology, technical support, consulting and related services to the target company in exchange for fees, which would transfer to us substantially all of the economic benefits of ownership of the target company.

These contractual arrangements would be designed to provide the following:

•	Our exercise of effective control over the target company;

•	Transfer of a substantial portion of the economic benefits of the target company would be transferred to us (sufficient in amount to meet the 80% net asset threshold); and

•
We, or our designee, would have an exclusive option to purchase all or part of the equity interests in the target company, or all or part of the assets of the target company, in each case when and to the extent permitted by Chinese regulations and for nominal or no additional consideration.

While we cannot predict the terms of any such contract that we will be able to negotiate, at a minimum, any contractual arrangement would need to provide us with: (i) effective control over the target’s operations and management either directly through board control or through affirmative and/or negative covenants and veto rights with respect to matters such as entry into material agreements, management changes and issuance of debt or equity securities, among other potential control provisions and (ii) a sufficient level of economic interest to ensure that we satisfy the 80% net asset threshold required for our initial business combination. We have not, however, established specific provisions which must be in an agreement in order to meet the definition of business combination. We would obtain an independent appraisal from an investment bank or industry expert for the purpose of determining the fair value of any contractual arrangement.

If we choose to effect a business combination that employs the use of these types of control arrangements, we may have difficulty in enforcing our rights, notwithstanding the fact that we will have received a legal opinion from a China-based law firm to the contrary. Therefore, these contractual arrangements may not be as effective in providing us with the same economic benefits, accounting consolidation or control over a target business as would direct ownership through a merger or share exchange. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements and rely on legal remedies under Chinese law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be sufficient to offset the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Moreover, we expect that the contractual arrangements upon which we would be relying would be governed by Chinese law and would be the only basis of providing resolution of disputes which may arise through either arbitration or litigation in China. Accordingly, these contracts would be interpreted in accordance with Chinese law and any disputes would be resolved in accordance with Chinese legal procedures. Uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert the effective level of control over the target business.

There are also uncertainties as to whether obtaining a majority interest through contractual arrangements will comply with regulations prohibiting or restricting foreign ownership in certain PRC assets and industries, and if we or any of our prospective target businesses are found to be in violation of existing or future PRC laws or regulations (for example, if we are deemed to be holding equity interests in certain of our affiliated entities in which direct foreign ownership is prohibited) the relevant regulatory authorities may have the discretion to:

•	revoke the business and operating licenses of our prospective target businesses;

•	confiscate relevant income and impose fines and other penalties;

•	discontinue or restrict our prospective target businesses’ operations;

•	require us or our prospective target businesses to restructure the ownership or operations;

•	restrict or prohibit our use of the proceeds of our initial public offering to finance our businesses and operations in China; or

•	impose conditions or requirements with which we or our prospective target businesses may not be able to comply.

In many cases, existing regulations with regard to investments from foreign investors and domestic private capital lack detailed explanations and operational procedures and are subject to interpretation, which may change over time. We thus cannot be certain how the regulations will be applied to our business, either currently or in the future. Moreover, new regulations may be adopted or the interpretation of existing regulations may change, any of which could result in similar penalties, resulting in a material and adverse effect on our ability to conduct our business.

Further, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we enter into with prospective target businesses are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow any tax savings, adjust the profits and losses of such prospective target businesses and assess late payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for any such tax savings, or that any of our prospective target businesses are not eligible for tax exemptions, would substantially increase our possible future taxes and thus reduce our net income and the value of a shareholder’s investment.

We have not selected any target business or target industry on which to concentrate our search for a business combination and we are, therefore, unable to determine at this time what form an acquisition of a target business will take.

Fair market value of target acquisition

The initial target acquisition that we acquire must have a fair market value equal to at least the 80% net asset threshold, subject to the redemption rights described below, although we may acquire a target acquisition whose fair market value significantly exceeds the 80% net asset threshold. To accomplish this, we may seek to raise additional funds through credit facilities or other secured financings or a private offering of debt or equity securities if such funds are required to consummate such a business combination, although we have not entered into any such fund raising arrangement and do not currently anticipate effecting such a financing other than in connection with the consummation of the business combination.

Prior to entering into an agreement for a target acquisition, the fair market value of such target acquisition will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. If our board is not able to independently determine that the target acquisition has a sufficient fair market value (for instance if the financial analysis is too complex for them to perform), we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority (formerly the NASD), stating whether the fair market value meets the 80% net asset threshold. If such an opinion is obtained, we anticipate distributing copies, or making a copy of such opinion available, to our shareholders. However, we do not anticipate that shareholders will be entitled to rely on any such opinion. If the independent investment banking firm takes the view that shareholders may not rely on the opinion, we will not consider such a view as a factor in deciding which investment banking firm to hire. We will not be required to obtain an opinion from a third party as to the fair market value if our board of directors independently determines that the target acquisition complies with the 80% net asset threshold unless there is a conflict of interest with respect to the transaction.

Our officers and directors have experience evaluating target acquisitions based upon generally accepted financial standards and have performed such evaluations for transactions valued in the range contemplated by our initial public offering. Satisfaction of the 80% net asset threshold is determined by calculating the fair market value of what our shareholders receive in the business combination and comparing it to the 80% net asset threshold. Whether assets or shares of a target business are acquired, such assets or shares would be evaluated based upon generally accepted valuation standards in order to determine if the fair market value of such assets or shares are at least equal to the 80% net asset threshold.

Possible lack of business diversification

Our business combination must be with a target acquisition which satisfies the minimum valuation standard at the time of such acquisition, as discussed above. Consequently, we expect to have the ability to effect only a single business combination, although this process may entail the simultaneous acquisitions of several businesses. Therefore, at least initially, the prospects for our ability to generate revenue and profit may be entirely dependent upon the future performance of a single business operation. Unlike other entities that may have the resources to complete several business combinations of entities or assets operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination with only a single entity or asset, our lack of diversification may:

•
subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination; and

•	result in our dependency upon the development or market acceptance of a single or limited number of products, processes or services.

In the event we ultimately determine to simultaneously acquire several businesses or assets and such businesses or assets are owned by different sellers, we may need for each of such sellers to agree that our purchase of its business or assets is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the businesses or assets into a single operating business.

Limited ability to evaluate the target business’s management

Although we intend to closely scrutinize the incumbent management of a prospective target business when evaluating the desirability of effecting a business combination, we cannot assure you that our assessment will prove to be correct. In addition, we cannot assure you that new members that join our management following a business combination will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following a business combination cannot presently be stated with any certainty. While our current officers and directors may remain associated in senior management or advisory positions with us following a business combination, they may not devote their full time and efforts to our affairs subsequent to a business combination. Moreover, they would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with such business combination, which would be negotiated at the same time as the business combination negotiations are being conducted and which may be a term of the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following a business combination, we may seek to recruit additional managers to supplement or replace the incumbent management of the target business. We cannot assure you that we will have the ability to recruit such managers, or that any such managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management, if any.

Opportunity for shareholder approval of business combination

Prior to the completion of a business combination, we will submit the transaction to our shareholders for approval, even if the nature of the acquisition is such as would not ordinarily require shareholder approval under British Virgin Islands law. If a majority of the ordinary shares voted by the public shareholders are not voted in favor of a proposed initial business combination, we may continue to seek other target businesses with which to effect our initial business combination that meet the criteria set forth in this prospectus until the expiration of 18 months from consummation of our initial public offering (or 30 months if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which a combination is not yet complete, or 36 months if the extended period is approved).

In connection with seeking shareholder approval of a business combination, we will furnish our shareholders with proxy solicitation materials prepared in accordance with: (i) British Virgin Islands law, which contains no specific proxy laws, rules or regulations and (ii) the relevant provisions of our amended and restated memorandum and articles of association. Although we anticipate that our proxy statement and other proxy solicitation materials will contain many of the same disclosures as proxy materials prepared in accordance with U.S. proxy rules, investors are cautioned that such materials will not be reviewed by the SEC and may not have all of the material disclosures required under U.S. proxy rules.

In connection with the vote required for any business combination, all of our existing shareholders, including all of our officers and directors, have agreed to vote their respective initial ordinary shares in accordance with the majority of the ordinary shares voted by the public shareholders. This voting arrangement shall not apply to ordinary shares included in units purchased in our initial public offering or purchased following our initial public offering in the open market by any of our existing shareholders, officers and directors which they have agreed to vote in favor of a proposed business combination. Accordingly, any purchase of our units by our existing shareholders in our initial public offering or in the aftermarket would make it more likely that a business combination would be approved. We are not aware of any intention on the part of our officers, directors or existing shareholders to make any purchases in our initial public offering or in the aftermarket, although they will not be prohibited from doing so. Although we do not know for certain the factors that would cause our existing shareholders to purchase our securities, we believe that some of the factors they would consider are: (i) the trading price of our securities, (ii) their aggregate investment in our securities, (iii) whether it appears that a substantial number of public shareholders are voting against a proposed business combination, and (iv) their interest in the target business once the target business has been identified.

We will proceed with the business combination only if a majority of the ordinary shares voted by the public shareholders (including our existing shareholders with respect to ordinary shares purchased in our initial public offering or otherwise acquired in the aftermarket by them) are voted in favor of the business combination and public shareholders owning less than 35% of the aggregate ordinary shares sold in our initial public offering vote against the business combination and exercise their redemption rights on a cumulative basis, including any shareholders who previously exercised their redemption rights in connection with the shareholder vote required to approve the extended period, if any. Voting against the business combination alone will not result in redemption of a shareholder’s ordinary shares for a $7.89 per ordinary share in cash portion from the trust account. To do so, a shareholder must have also exercised the redemption rights described below. The requirements that we seek shareholder approval before effecting our initial business combination and not consummate our initial business combination if public shareholders owning 35% or more of the ordinary shares sold in our initial public offering exercise their redemption rights below (on a cumulative basis), are set forth in Article 24 of our amended and restated memorandum and articles of association, which requires the affirmative vote of at least 80% of the voting power of our outstanding voting ordinary shares to amend. Management will not request that the board consider such a proposal to eliminate or amend this provision. In addition, we will not seek shareholder approval to extend this 18, 30 or 36 month period, as the case may be.

In addition, given the interest that they have in a business combination being consummated, it is possible that we or our existing shareholders, officers, directors and their respective affiliates may acquire securities from public shareholders who have elected to redeem their ordinary shares (as described below) in order to obtain the requisite level of approval for the business combination(which could result in a business combination being approved even if, after the announcement of the business combination, 35% or more of our public shareholders elected or would have elected to vote against the business combination and exercise their redemption rights and more than 50% of our public shareholders elected or would have elected to voted against the business combination, but for the purchases made by us or our existing shareholders, officers, directors or their respective affiliates). We expect that each of such purchases, should they occur at all, would be: (i) isolated, privately negotiated transactions with one or a discrete group of shareholders who have elected to exercise their redemption rights and (ii) negotiated after the time when shareholders have voted against the proposed business combination and elected to redeem their ordinary shares.

Although we and our existing shareholders, officers, directors and their respective affiliates have no intention of entering into purchase arrangements with any of our shareholders subsequent to our initial public offering and have not entered into any agreements, arrangements or understandings (formal or otherwise) with respect to any such purchases, we and they may do so in the future both as an expression of confidence in the value of our ordinary shares following the initial business combination and as a means of increasing the likelihood that the initial business combination will be approved.

Any ordinary shares purchased from shareholders by us or our existing shareholders, officers, directors, their respective affiliates would be purchased for cash or other consideration at a price to be negotiated between such shareholders on the one hand and us, our existing shareholders, officers, directors or their respective affiliates on the other hand. Such price would depend on a variety of factors including, but not limited to, the size of the shareholders’ position in our company and the method and timing of payment to such shareholder. Should such purchases be negotiated, it is possible that the value of the purchase price for such ordinary shares would exceed the per ordinary share amount to be distributed from trust upon liquidation. We have agreed with the underwriters, however, that if we enter into any such privately negotiated transactions, we may only pay to applicable public shareholders funds up to the per ordinary share redemption price set forth in this prospectus; negotiated premiums above the redemption price, if any, would thus need to be paid by someone other than us, which would most likely be our existing shareholders, officers, directors, their respective affiliates or third parties and would not be paid by us. Even if we or our existing shareholders, officers, directors, their respective affiliates were to undertake such purchases, such purchases could be subject to limitations under applicable securities laws and regulations, including Regulation M and regulations regarding tender offers.

We expect that any such purchases would be conducted in conformance with applicable securities laws.

Extension of time to complete a business combination to 36 months

We have a period of 18 months from the consummation of our initial public offering within which to effect our initial business combination, with an additional twelve-month period (for a total of 30 months) if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which the combination is not yet complete. However, unlike other blank check companies, if we have entered into such letter of intent, agreement in principle or definitive agreement within such 18 month period, we may, prior to the expiration of the 30 month period, call a meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our business combination by an additional 6 months to avoid being required to liquidate. If the extended date is approved by shareholders we would have a total of 36 months from the consummation of our initial public offering to complete a business combination. In connection with seeking shareholder approval for the extended period, we will furnish our shareholders with proxy solicitation materials prepared in accordance with: (i) British Virgin Islands law, which contains no specific proxy laws, rules or regulations and (ii) the relevant provisions of our amended and restated memorandum and articles of association. In connection with the vote required for any extended period all of our existing shareholders, including all of our officers and directors, have agreed to vote their respective initial ordinary shares in accordance with the majority of the ordinary shares voted by the public shareholders. This voting arrangement shall not apply to ordinary shares included in units purchased in our initial public offering or purchased following our initial public offering in the open market by any of our existing shareholders, officers and directors which they have agreed to vote in favor of any extended period.

We believe that extending the date before which we must complete our business combination to 36 months may be advisable due to the circumstances involved in the evaluation and closing of a business combination in China, including obtaining audited U.S. financial statements prepared in accordance with GAAP, or financial statements prepared in accordance with International GAAP, of potential targets that have previously kept their accounts in accordance with PRC GAAP, the possible need for restructuring and reorganizing corporate entities and assets (particularly with respect to state-owned enterprises) and the requirements of complex Chinese regulatory filings and approvals. If we enter into an agreement near the end of this 18 month period, we would have approximately twelve months in which to accomplish the necessary accounting reconciliations, complete the restructuring of the company, satisfy U.S. and applicable regulatory requirements, secure the approval of our shareholders and provide for customary closing conditions.

While such 30 month period may be sufficient to accomplish all of these necessary tasks prior to effectuating the business combination, if, in the course of this process, we conclude that it may be insufficient, we may, pursuant to our amended and restated memorandum and articles of association, call a general or annual meeting of our shareholders or raise the vote at an annual meeting for the purpose of extending by an additional 6 months the date before which we must complete our business combination.

If holders of 35% or more of the ordinary shares sold in our initial public offering vote against the proposed extension to 36 months and elect to redeem their ordinary shares for a pro rata cash portion of the trust account, we will not extend the date before which we must complete our business combination beyond 30 months. In such event, if we cannot complete the initial business combination within such 30 month period, we will be required to liquidate, with the amount remaining in the trust account returned to all public shareholders. Subject to the foregoing, approval of the extension to 36 months will require the affirmative vote of a majority of the votes cast by our shareholders who vote at the special or annual meeting called for the purpose of approving such extension. In connection with the vote required for the extension to 36 months, our existing shareholders have agreed to vote their ordinary shares acquired prior to our initial public offering in accordance with the majority of ordinary shares voted by the public shareholders and have agreed to waive their redemption rights.

If the holders of at least a majority of the votes cast by our shareholders at the general (or annual) meeting called for the purpose of approving such extension in favor of such extension and holders of less than 35% of the ordinary shares sold in our initial public offering vote against the proposed extension and elect to redeem their ordinary shares, we will then have an additional 6 months in which to complete the initial business combination.

If the proposal for the extension to 36 months is approved, we will still be required to seek shareholder approval before effectuating our initial business combination, even if the business combination would not ordinarily require shareholder approval under applicable law. Unless a shareholder voted against the proposal to extend to 36 months and exercised such shareholder’s redemption rights, such shareholder will be able to vote on the initial business combination. We will consummate our initial business combination only if a majority of the ordinary shares voted by the public shareholders (including ordinary shares purchased in our initial public offering or otherwise acquired in the public markets by our existing shareholders, officers and directors) are voted in favor of our initial business combination and public shareholders owning 35% or more of the ordinary shares sold in our initial public offering, on a cumulative basis, including any shareholders who previously exercised their redemption rights in connection with the general or annual meeting of shareholders called for the purpose of approving the extended period, if any, do not vote against the extended period or the initial business combination exercise their redemption rights, as described below.

Redemption rights for shareholders voting to reject the extended period or our initial business combination

Public shareholders voting against the extended period or our initial business combination, as the case may be, will be entitled to cause us to redeem their ordinary shares for $7.89 per ordinary share. Shareholders voting against: (i) the extended period will only have the right to cause us to redeem their ordinary shares if the extended period is approved and (ii) the business combination will only have the right to cause us to redeem their ordinary shares if our initial business combination is approved and completed. Public shareholders who cause us to redeem their ordinary shares for $7.89 per ordinary share from the trust account will be paid their redemption price as promptly as practicable after the date of the general or annual meeting for the extended period or upon consummation of a business combination, as the case may be, and will continue to have the right to exercise any warrants they own.

Notwithstanding the foregoing, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate or other person with whom such public shareholder is acting in concert or as a “group”, will be restricted from seeking redemption rights with respect to more than 10% of the ordinary shares sold in our initial public offering (but only with respect to more than 10% of the ordinary shares sold in our initial public offering). A group will be deemed to exist if public shareholders: (i) file a Schedule 13D or 13G indicating the presence of a group, or (ii) acknowledge to us that they are acting, or intend to act, as a group. Such public shareholders would still be entitled to vote against a proposed business combination or the extended period, as applicable, with respect to all ordinary shares owned, whether directly or indirectly through one or more affiliates. We believe this restriction will discourage investors from accumulating large blocks of our ordinary shares prior to a vote on either a proposed business combination or the extended period in an attempt to use their redemption right as a means to force us or our management to purchase their ordinary shares at a significant premium to the then current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than 10% of the ordinary shares sold in our initial public offering could threaten to vote against a proposed business combination or the extended period and seek redemption, regardless of the merits of the transaction, if such public shareholder’s ordinary shares are not purchased by us or our management at a premium to the then current market price. By limiting a public shareholder’s ability to redeem only 10% of the ordinary shares sold in our initial public offering, we believe we will limit the ability of a small group of investors to unreasonably attempt to block a transaction which is favored by our other public shareholders. However, nothing in our amended and restated memorandum and articles of association or otherwise, restricts the ability of any public shareholder from voting all of their ordinary shares against a proposed business combination or the extended period.

We view the right to seek redemption as an obligation to our shareholders and will not take any action to amend or waive this provision in our amended and restated memorandum and articles of association. Our existing shareholders will not have such redemption rights with respect to any ordinary shares owned by them prior to our initial public offering (including any insider warrants or ordinary shares they or their designees have acquired). The actual per- ordinary share redemption price in each case will be equal to $7.89 per ordinary share, of which $0.32 per ordinary share is attributable to the deferred underwriting discount and the deferred non-accountable expense allowance. The per-ordinary share redemption price in both cases would be approximately $7.89, or $0.10 less than the per-ordinary share offering price of $8.00 (assuming that the entire purchase price of the units was allocated to the ordinary shares). The proceeds held in the trust account may be subject to claims which would take priority over the claims of our public shareholders and, as a result, the per-ordinary share liquidation price could be less than $7.89 due to claims of such creditors. Our existing shareholders have agreed to vote their ordinary shares for the extended period and business combination in the same manner as a majority of public shareholders who vote at the general or annual meeting, and have forfeited any right to cause us to redeem any ordinary shares owned by them (regardless of when acquired) in connection with the extended period or our initial business combination.

An eligible shareholder may request redemption at any time after the mailing to our shareholders of the proxy statement and prior to the vote taken with respect to the extended period or a proposed business combination, but the request will not be granted unless the shareholder votes against the extension or business combination and the extension or business combination is approved and, in the case of the business combination, it is consummated. If a shareholder votes against the business combination or extension but fails to properly exercise such shareholder’s redemption rights, such shareholder will not have its ordinary shares redeemed for cash from the trust account. Any request for redemption, once made, may be withdrawn at any time up to the date of the applicable meeting. The funds to be distributed to shareholders who elect redemption will be distributed as promptly as practicable after the general or annual meeting of shareholders approving the extended period, if any, or after the consummation of the business combination. Public shareholders who cause us to redeem their ordinary shares for $7.89 per ordinary share will still have the right to exercise the warrants that they received as part of the units and that they still own. We will not complete our proposed initial business combination, and similarly will not extend the time to complete the business combination to 36 months, if public shareholders owning 35% or more of the ordinary shares sold in our initial public offering both vote against and exercise their redemption rights with respect to the extended period or, on a cumulative basis, in the case of the business combination. We intend to structure and consummate any potential business combination in a manner such that an aggregate of one ordinary share less than 35% of the ordinary shares purchased by the public shareholders in our initial public offering could cause us to redeem the public shareholders’ ordinary shares for $7.89 per ordinary share from the trust account, and the business combination could still be consummated. Many other blank check companies have a redemption threshold of 20%, which makes it more difficult for such companies to consummate their initial business combination. We have increased the redemption percentage to 35% from the more typical 20% in order to reduce the likelihood that a small group of investors holding a large block of our ordinary shares will be able to stop us from completing a business combination that is otherwise approved by a large majority of our public shareholders and to be competitive with other offerings by blank check companies currently in the market.

We may require public shareholders, whether they are a record holder or hold their ordinary shares in “street name,” to either tender their ordinary share certificates to our transfer agent at any time prior to the special or annual meeting or to deliver their ordinary shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system. In connection with a shareholder vote with respect to our initial business combination or the extended period, the proxy solicitation materials that we will furnish to shareholders in connection with the vote for any proposed business combination or extended period will indicate whether we are requiring shareholders to satisfy such certification and delivery requirements. Accordingly, a shareholder would have from the time we send out our proxy statement through the vote on the business combination to tender his ordinary shares if such shareholder wishes to seek to exercise their redemption rights, a period that will not be less than 10 days. This time period is expected to vary depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the shareholder, whether or not he is a record holder or his ordinary shares are held in “street name,” in a matter of hours (because the transfer is made electronically once final instruction is given to Depository Trust Company) by simply contacting the transfer agent or his broker and requesting delivery of his ordinary shares through the DWAC system, we believe this time period is sufficient for an average investor. However, because we do not have any control over this process, it may take significantly longer than we anticipated. Additionally, if the ordinary shares cannot be transferred through the DWAC system, the process may take such number of days required to complete the proper paperwork, obtain the necessary authorizations and consents and to locate and deliver physical ordinary share certificates, if any.

Traditionally, in order to perfect redemption rights in connection with a blank check company’s business combination, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to redeem. After the business combination was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which he, she or it could monitor the price of the shares in the market. If the price rose above the redemption price, the shareholder could sell his, her or its shares in the open market before actually delivering his shares to the company for cancellation. Thus, the redemption right, to which shareholders were aware they needed to commit before the shareholder meeting, would become a right of redemption surviving past the consummation of the business combination and which the company would be obligated to honor until the redeeming holder delivered the share certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. This fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their ordinary shares prior to the meeting. The need to deliver ordinary shares is a requirement of redemption regardless of the timing of when such delivery must be effectuated. Accordingly, this would not result in any increased cost to shareholders when compared to the traditional process; however, in the event a shareholder elects redemption of their ordinary shares but the proposed business combination is not approved, a shareholder will have paid $35 to elect redeem but would not actually have their ordinary shares redeemed. Further, it is possible this tendering process will be cost-prohibitive for shareholders in the event their aggregate holdings of our ordinary shares do not exceed $35.

Any request for redemption, once made, may be withdrawn at any time up to the date of the meeting. Furthermore, if a shareholder delivered its certificate for redemption and subsequently decided prior to the meeting not to elect redemption, such shareholder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to shareholders entitled to redeem their ordinary shares who elect redemption will be distributed promptly after completion of a business combination or the approval of the extended period, as the case may be. Public shareholders who redeem their ordinary shares into their share of the trust account still have the right to exercise any warrants they still hold.

If a vote on our initial business combination is held and the business combination is not approved, we may continue to try to consummate a business combination with a different target until 30 months from the date of this prospectus. If the initial business combination is not approved or completed for any reason, then public shareholders voting against our initial business combination who exercised their redemption rights would not be entitled to redeem their ordinary shares for cash. Likewise, if a vote on the extended period is held and not approved, then public shareholders voting against the extended period would not be entitled to redeem their ordinary shares for cash. In such case, if we have required public shareholders to tender their certificates prior to the meeting, we will promptly return such certificates to the tendering public shareholder. Public shareholders would be entitled to receive $7.89 per ordinary share inform the trust account only in the event that: (i) the initial business combination they voted against was duly approved and subsequently completed, (ii) the extended period they voted against was duly approved, or (iii) in connection with our dissolution and liquidation, in which case the public shareholders will be entitled to receive their pro rata cash portion of the aggregate amount then on deposit in the trust account (net of taxes payable and amounts of trust account interest we may withdraw to complete our liquidation). If a shareholder redeems its ordinary shares, such shareholder will still have the right to exercise the warrants received as part of the units purchased in our initial public offering in accordance with the terms hereof, provided they still hold such warrants. If the proposed business combination is not consummated or if the extended period is not approved, as the case may be, then a shareholder’s ordinary shares will not be redeemed for cash, even if such shareholder elected to redeem.

Voluntary liquidation and subsequent dissolution if no business combination

If we do not enter into a letter of intent, agreement in principle or a definitive agreement within 18 months after the consummation of our initial public offering, or if 35% or more of the ordinary shares sold in our initial public offering that are voted against a proposed extension, if any, beyond 30 months to 36 months and elect to redeem their ordinary shares for a pro rata cash portion of the trust account or we do not receive shareholder approval for such extension and we are not be able to complete our initial business combination within such 30 month period, we will liquidate the trust account and distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest (net of taxes payable and amounts of trust account interest we may withdraw to complete our liquidation).

Pursuant to our amended and restated memorandum and articles of association, if we do not complete a business combination within 18 months after the consummation of our initial public offering, or within 30 months after the consummation of our initial public offering if the extension criteria described below have been satisfied this will trigger a voluntary liquidation procedure under the BVI Business Companies Act, 2004 (the “Act”), resulting in our voluntary liquidation and dissolution. Our liquidator would give notice to creditors inviting them to submit their claims for payment, by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the British Virgin Islands Official Gazette and a BVI newspaper, and taking any other steps he considers appropriate, after which our assets would be distributed. We anticipate that the liquidator would instruct the trustee to liquidate the trust account shortly following expiration of the relevant notice period. As soon as the affairs of the company are fully wound-up, the liquidator must complete his final report and accounts which must be filed with the Registrar, together with his resolutions to distribute our assets. We will be dissolved once the Registrar issues a Certificate of Dissolution.

Upon liquidation, we anticipate that the liquidator will instruct the trustee to distribute to all of our public shareholders, in proportion to their respective equity interest, an aggregate sum equal to the amount in the trust account, inclusive of any interest (net of taxes payable and amounts of trust account interest we may withdraw to complete our liquidation). Our existing shareholders have waived their rights to participate in any liquidation distribution with respect to their initial units (and the securities included therein). There will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of our liquidation of the trust account from our remaining assets outside of the trust account or from interest not previously withdrawn from the trust account. In addition, our directors and officers have agreed to indemnify us for all claims of creditors to the extent that we fail to obtain valid and enforceable waivers from such entities in order to protect the amounts held in trust. However, we cannot assure you that the liquidator will not determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). We also cannot assure you that a creditor or shareholder will not file a petition with the BVI court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders.

Additionally, in any liquidation proceedings of the company under British Virgin Islands law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them.

Upon our liquidation, the underwriters have agreed to waive any right they may have to the deferred underwriting discount and deferred non-accountable expense allowance to be held in the trust account, all of which shall be distributed to the public shareholders. There will be no redemption with respect to our warrants, regardless of class, upon such liquidation, which will expire worthless. We will pay the costs of the dissolution and liquidation of the trust account which are estimated to be $15,000 from our remaining assets outside of the trust account or from interest not previously withdrawn from the trust account.

If we were to expend all of the net proceeds of our initial public offering and the private placement, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-ordinary share liquidation redemption price would be $7.89. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which could be prior to the claims of our public shareholders. We cannot assure you that the actual per-ordinary share liquidation redemption price will not be less than $7.89, plus interest (net of taxes payable, which taxes, if any, shall be paid from the trust account, and amounts of trust account interest we are permitted to draw for working capital), due to claims of creditors. Although we will seek to have all creditors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Our officers and directors have agreed pursuant to agreements with us and the representatives of the underwriters, that, if we distribute the proceeds held in the trust account to our public shareholders, they will be personally liable if a creditor or a prospective target business does not waive any rights or claims to the trust account to pay debts and obligations to creditors, prospective target businesses or other entities that are owed money by us for services rendered or products sold to us in excess of the net proceeds of our initial public offering not held in the trust account, to the extent necessary to ensure that such claims do not reduce the amount in the trust account. We cannot assure you, however, that they would be able to satisfy those obligations.

However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors and service providers (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. As described above, we intend to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. Our directors and officers have agreed to indemnify us, to the extent we do not obtain valid and enforceable waivers from vendors, prospective target businesses or other entities, for all creditor claims in order to protect the amounts held in the trust account. In the event that the board approves a liquidation plan where it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received a return of funds from the liquidation of our trust account could be liable for claims made by creditors.

If we are unable to enter into a letter of intent, agreement in principle or definitive agreement by the expiration of the 18 month period from the consummation of our initial public offering, or complete a business combination by the expiration of the 30 or 36 month period from the consummation of our initial public offering, we will enter into a voluntary liquidation procedure and subsequently liquidate the trust account. Pursuant to the terms of the investment trust agreement between us and Continental Stock Transfer & Trust Company, as trustee, the trustee of the trust account will, upon receiving instructions from the liquidator, commence liquidating the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders. Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose.

Our public shareholders will be entitled to receive funds from the trust account only in the event of a liquidation and subsequent distribution of the trust account or if the shareholders seek to redeem their respective ordinary shares for cash upon a business combination which the shareholder voted against and which is actually completed by us or upon the extended period being approved and the shareholder voted against the extended period. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Voting against the business combination or the extended period, as the case may be, alone will not result in redemption of a shareholder’s ordinary shares into $7.89 per ordinary share from the trust account. Such shareholder must have also exercised its redemption rights described above.

If we are forced to enter insolvent liquidation or a petition to wind up the company is filed against us which is not dismissed, any distributions received by shareholders could in certain circumstances be viewed by applicable laws (including insolvency laws and certain equitable and/or restitution principles) as either fraudulent transfers or mistaken or otherwise wrongful payments. In those circumstances, a BVI court could order that amounts received by our shareholders be repaid to us.

Competition

We expect to encounter intense competition from other entities having a business objective similar to ours, including other blank check companies and other entities, domestic and international, competing for the type of businesses that we may intend to acquire. Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in China. Many of these competitors possess greater technical, human and other resources, or more local knowledge, than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. Our ability to compete with respect to large acquisitions will be limited by our available financial resources, giving a competitive advantage to other acquirers with greater resources.

Our competitors may adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties, assets and entities may increase, resulting in increased demand and increased prices paid for such investments. If we pay higher prices for a target business, our profitability may decrease and we may experience a lower return on our investments. Increased competition may also preclude us from acquiring those properties, assets and entities that would generate the most attractive returns to us.

Further, the following may not be viewed favorably by certain target acquisitions:

•	our obligation to file a Form 6-K and include audited historical financial statements of a target business therein;

•
our potential obligation to seek shareholder approval of a business combination or obtain the necessary financial information to be included in the proxy statement to be sent to shareholders in connection with such business combination may delay or prevent the completion of a transaction;

•	our obligation to redeem for cash ordinary shares held by our public shareholders in certain instances may reduce the resources available to us for a business combination;

•
the requirement to acquire assets or an operating business that has a fair market value equal to at least the 80% net asset threshold could require us to acquire several assets or closely related operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the business combination; and

•	our outstanding warrants and unit purchase option, and the potential future dilution they represent, may not be viewed favorably by certain target businesses.

If we succeed in effecting a business combination, there will be, in all likelihood, intense competition from competitors of the target acquisition. We cannot assure you that, subsequent to a business combination, we will have the resources or ability to compete effectively.

Facilities

We maintain our principal executive offices at 18E, Tower A Oriental Kenzo Plaza 48 Dongzhimenwai Street Beijing, 100027, China. We have also agreed to pay a monthly fee of $7,500 to Chardan Capital, LLC, an affiliate of Li Zhang, chairman of our board of directors, for office space and for general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commences on the date of our initial public offering and shall continue until the earliest to occur of: (i) the consummation of a business combination, (ii) February 11, 2011 and (iii) the date on which we cease our corporate existence in accordance with our memorandum and articles of association. We consider our current office space to be adequate for our current operations.

Employees

We have three executive officers each of whom are members of our board of directors. We anticipate that we will have access to the services of other personnel on an as-needed basis, although there can be no assurances that any such personnel will be able to devote sufficient time, effort or attention to us when we need it. None of our officers nor any of these other personnel, all of whom we will be dependent upon prior to effecting a business combination, have entered into employment agreements with us and none are obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether we are in the process of: (i) seeking a potential target acquisition, or (ii) performing due diligence on one or more target acquisitions or (iii) completing the business combination for a selected target acquisition. Our officers may spend more time than others, or no time at all, on the various phases of the acquisition process depending on their competing time requirements apart from our business and their particular areas of expertise. We do not intend to have any full-time employees prior to the consummation of a business combination.

Periodic Reporting and Audited Financial Statements

We have registered our units, ordinary shares and warrants under the Securities Exchange Act of 1934, as amended, and have reporting obligations, including the requirement that we file annual reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.

Our management will provide shareholders with audited financial statements of the properties to be acquired as part of our Form 6-K filing obligation and in the event of a shareholder vote in the proxy solicitation materials sent to shareholders, in order to assist them in assessing each specific target acquisition we seek to acquire. While the requirement of having available financial information for the target acquisition may limit the pool of potential acquisition candidates, given the broad range of target acquisitions we may consummate a business combination with, we do not believe that the narrowing of the pool will be material.

Legal Proceedings

There is no litigation currently pending or, to our knowledge, contemplated against us or any of our officers or directors in their capacity as such.

Government Regulations

          Government regulations relating to foreign exchange controls

          The principal regulation governing foreign exchange in China include, among others, the Foreign Currency Administration Rules (IPPS) and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exhange. Under these rules and regulations, the Renminbi, China’s currency, is freely convertible for trade and service related foreign exchange transactions, but not for direct investment, loan or investment in securities outside of China unless the prior approval of SAFE is obtained. FIEs are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, we will likely be an FIE as a result of our ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. This prior approval may delay or impair our ability to operate following a business combination.

          Government regulations relating to income taxation

          On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted and became effective on January 1, 2008. On December 6, 2007, the PRC State Council issued the implementation rules of the EIT Law, which also became effective on January 1, 2008. The EIT Law adopted a uniform tax rate of 25% for all enterprises (including FIEs). On December 26, 2007, the PRC government issued detailed implementation rules regarding the applicable tax rates during the transition period, which became effective upon promulgation. In accordance with the new PRC tax law and regulations, enterprises that were established and enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments, and (1) in the case of preferential tax rates, the enterprise income tax rate of such enterprises will gradually transition to the uniform 25% enterprise income tax rate by January 1, 2013, or (2) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

          Under the EIT Law, “high and new technology enterprises” would be entitled to a preferential tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008, or the Hi-tech Enterprises Recognition Regulations. The EIT Law and its implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises”, to the extent such dividends have their source within the PRC. Further, under the EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income. After our initial business combination, substantially all of our management may be located in the PRC, and therefore we may be considered a resident enterprise and subject to the enterprise income tax at the rate of 25% on our global income.

          Regulation of Mergers and Acquisitions

          The 2006 Acquisition Provisions deprive companies incorporated or controlled overseas that are established by Chinese domestic companies, enterprises or natural persons and are merging with or acquiring Chinese domestic affiliated companies of the tax preferential treatments granted to FIEs, unless the overseas companies will bring a certain amount of additional capital to the Chinese company. The 2006 Acquisition Provisions also create new layers of Chinese regulatory approvals affecting offshore “special purpose companies” set up by Chinese domestic companies, enterprises or natural persons, and the in-bound investment made by such “special purpose companies”. The 2006 Acquisition Provisions require that the parties to a merger or acquisition shall disclose to the PRC approval authority and elaborate on whether the parties are affiliates; if there are two parties who belong to the same actual controlling party, the parties concerned must disclose the actual controlling party to the PRC approval authority and explain the purpose of the merger or acquisition and whether the price agreed conforms to fair market value.

          The 2006 Acquisition Provisions define a “special purpose company” as “a foreign company directly or indirectly controlled by Chinese domestic companies or natural persons for the purpose of listing in an overseas market the equity interests in a Chinese domestic company actually held by them.” A Chinese domestic company that is to set up a special purpose company overseas must obtain approval from MOFCOM and disclose to MOFCOM certain information including the business plan with regard to the listing of the special purpose company in the overseas market and the appraisal report issued by a consultant with regard to the stock offering price for any future listing of the special purpose company on an overseas market. The overseas listing of the special purpose company is subject to the approval of CSRC. Additionally, the financing of the special purpose company from its overseas listing must be repatriated to China according to the repatriation plan filed with SAFE. The profits, dividends and foreign exchange income obtained as a result of capital variation, which are received by the Chinese domestic companies or natural persons from their special purpose companies, must be repatriated to China within six months from the day on which they are received.

          With regard to the tax treatments granted to FIEs established by Chinese domestic companies, enterprises or natural persons by way of merger with or acquisition of Chinese domestic affiliated companies in the name of their companies duly incorporated or controlled overseas, the 2006 Acquisition Provisions explicitly state that such FIEs are not eligible for the preferential treatments granted by the PRC government to FIEs, unless such overseas companies subscribe to the capital increase of the target Chinese domestic companies or contribute additional capital to the post-acquisition Chinese domestic company and the amount of the capital subscribed or contributed accounts for 25% or more of the post-acquisition registered capital of the Chinese company.

          The 2006 Acquisition Provisions require that if the merger or acquisition of a Chinese domestic company by foreign investors and their obtaining controlling rights (i) involves key industries, (ii) has any factor that impacts or may impact the economic security of China, or (iii) leads to a shift of controlling rights over a Chinese domestic company that possesses “famous brands” or “traditional Chinese trade names”, then the parties concerned shall file an application in respect of such issues with MOFCOM. The 2006 Acquisition Provisions emphasize that mergers with or acquisitions of Chinese domestic companies by foreign investors must not result in a loss on the sale of state-owned assets and if the merger or acquisition involves such matters as the transfer of state-owned property rights in companies or management of state-owned equity rights in listed companies the relevant provisions regarding the administration of State-owned assets must be complied with (see below).

          Regulation on State-owned Property Rights

          The acquisition of a PRC state-owned company is subject to stringent governmental regulation. The governing legislation is, among others the Provisional Regulations on Using Foreign Investment to Reorganize State-owned Enterprises promulgated by SAIC and SAFE on November 8, 2002, effective from January 1, 2003 and the Provisional Measures on the Administration of the Transfer of State-Owned Property Rights in Enterprises promulgated by the SASAC and the MOF on December 31, 2003, effective from February 1, 2004.

          As a matter of principle, the transfer of state-owned property rights in enterprises must take place through a government approved “state-owned asset exchange”, and the value of the transferred property rights must be evaluated by those Chinese appraisal firms qualified to do “state-owned assets evaluation”. The final price must not be less than 90% of the appraisal price. Additionally, bidding/auction procedures are essential in the event that there is more than one potential transferee.

          In the case of an acquisition by foreign investors of state-owned enterprises, the acquirer and the seller must make a resettlement plan to properly resettle the employees, and the resettlement plan must be approved by the Employees’ Representative Congress. The seller must pay all unpaid wages and social welfare payments from the existing assets of the target company to the employees.

          Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

          According to Notice 75:

•
prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•
an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•
an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

          Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

          As a BVI company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents, such PRC residents will be subject to the registration procedures described in the regulations as currently drafted. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

          To further clarify the implementation of Circular 75, the SAFE issued Circular No. 106 on May 29, 2007. Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

          Regulation of wholly foreign-owned enterprises (WFOE)

          Generally speaking, under the current Chinese legal regime regulating foreign direct investment in China, the following forms of FIEs are available to foreign investors:

•	Sino-foreign equity joint ventures (“EJV”);

•	Sino-foreign co-operative joint ventures (“CJV”); and

•	Wholly foreign-owned enterprises (“WFOE”).

          A WFOE is a company with limited liability and legal person status. There are only foreign investors and no Chinese partners. Unlike an EJV or CJV, articles of association are sufficient to establish a WFOE, and there is no need to draw up a joint venture contract even if there are two or more foreign investors in the WFOE. Like an EJV or CJV, the articles of association must be approved by the Chinese government.

          Foreign investors may prefer WFOEs to EJVs/CJVs because in the case of a WFOE (1) there is a straightforward management structure which is not dependent on the interests of a local partner; (2) it is easy to terminate compared to an EJV or CJV; and (3) intellectual property is usually better protected. Without a local partner, the foreign investor lacks local support and proper access to resources (such as connections with governmental authorities) and access to the markets of China’s unique economy.

          While it is an issue under Chinese law whether WFOEs are allowed in certain Chinese industries, foreign investors are allowed to incorporate WFOEs in certain industries.

          Dividend distribution.

          The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

          Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          We were formed on February 19, 2008 for the purpose of acquiring, engaging in a merger, share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar business combination of an unidentified operating business. We intend to focus on identifying a prospective target business having its primary operations in the People’s Republic of China. Our efforts in identifying a prospective target business will be limited geographically to China (although we may acquire an entity that is not incorporated in China but has its principal business and/or material operations in China) but not to any particular industry sector. We intend to utilize cash derived from the proceeds of our initial public offering and the founding director warrants, our share capital, debt or a combination of cash, share capital and debt, in effecting a business combination.

  For the year ended December 31, 2008, we had no significant operations. On August 11, 2008, we consummated our initial public offering. The net proceeds from (i) the sale of the units, and (ii) the sale of founding director warrants in a private placement transaction prior to the closing of our initial public offering, was approximately $54,293,000. As a result, $54,293,000 is currently held in trust. We will use substantially all of the net proceeds of our initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, as described above. To the extent that our share capital is used in whole or in part as consideration to effect a business combination, the balance of proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the operating business acquired in the business combination.

We believe that, upon consummation of this offering and the private placement, the funds not held in trust ($45,413) plus all of the trust interest earned on the trust account, which we will be permitted to draw at our discretion, will be sufficient to allow us to operate for until February 11, 2011 (30 months from our initial public offering), assuming that a business combination is not consummated during that time. In order to fund our working capital (including expenses in seeking business combinations and, potentially, the costs of our liquidation and dissolution), we are permitted to draw all of the cumulative interest earned on the funds held in the trust account, after taxes, from time to time at our discretion. Over this time period, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target acquisitions, traveling to and from the property and asset locations that represent prospective target acquisitions, reviewing corporate, title, environmental, and financial documents and material agreements regarding prospective target acquisitions, selecting the target acquisition to acquire and structuring, negotiating and consummating the business combination. On the basis of our management’s prior experience in operating and/or advising blank check companies, we anticipate that we will incur approximately $600,000 of expenses for the due diligence and investigation of a target acquisition, $550,000 of expenses for legal, accounting and other expenses attendant to the due diligence investigations, structuring and negotiating of a business combination, $225,000 under an administrative services agreement with Chardan Capital, LLC, an affiliate of Li Zhang, chairman of our board of directors, $150,000 of expenses in legal and accounting fees relating to our SEC reporting obligations, $425,000 for general working capital that will be used for miscellaneous expenses and reserves including the cost of liquidation, which we currently estimate to be up to $15,000 if our corporate existence terminates on February 11, 2011 30 months from the date of the prospectus, and approximately $150,000 for director and officer liability insurance premiums. These expense amounts are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring a business combination due to the level of complexity associated with that business combination. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the amounts allocated to current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would be deducted from our excess working capital. Any such funds not used for our working capital requirements or to repay advances from our officers or directors and their respective affiliates or for due diligence or legal, accounting and non-due diligence expenses will be usable by us to pay other expenses that may exceed our current estimates. If our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which cannot be currently ascertained. In that event, we could seek such additional capital through loans or additional investments from our officers or directors and their respective affiliates. None of such officers or directors or their respective affiliates is under any obligation to advance funds to, or invest in, us. Any such interest income not used to fund our working capital requirements or repay advances from our officers or directors and their respective affiliates or for due diligence or legal, accounting and non-due diligence expenses will be usable by us to pay other expenses that may exceed our current estimates. In connection with our initial public offering we sold to the underwriters, for $100, an option to purchase up to a total of 137,500 units. The sale of the option was accounted for as a cost attributable to the offering. Accordingly, there will be no net impact on our financial position or results of operations, except for the recording of the $100 proceeds from the sale. We estimated, based upon a Black-Scholes model, that the fair value of the option on the date of sale was approximately $268,616, using an expected life of four years after the first anniversary of our initial public offering, volatility of 30.87%, and a risk-free rate of 2.5%. However, because our units did not have a trading history at the time it was valued, the volatility assumption was based on information available to management at such time. We believe the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of our units. Although an expected life of four years was used in the calculation, if we do not consummate a business combination within the prescribed time period and we liquidate, the option will become worthless.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A. Directors and Senior Management

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Kerry S. Propper	32	Chief Executive Officer and Director

Li Zhang	55	Chairman of the Board of Directors

Xiaosong Zhong	50	Chief Financial Officer and Director

Li Gong	46	Secretary and Director

Dr. Jianjun Shi	50	Director

Kerry S. Propper has been our chief executive officer and a member of our board of directors since inception. From March 2005 through September 2007, Mr. Propper served as the chief financial officer, secretary and a member of the board of directors of Chardan North China Acquisition Corp. which acquired HLS Systems International Ltd. in September 2007. Since September 2007, Mr. Propper has served as a director of HLS Systems International Ltd. (OTCBB Symbol: HLSYF). From March 2005 through January 2008, Mr. Propper served as the chief executive officer and a member of the board of directors of Chardan South China Acquisition Corp. (which through a merger became A-Power Energy Generation Systems - Nasdaq Symbol: APWR). Mr. Propper has been the owner and chief executive officer of Chardan Capital Markets LLC (formerly known as Gramercy Group), a New York based broker-dealer and FINRA member firm, since July 2003. He has also been a managing member of SUJG, Inc., an investment company, since April 2005. From its inception in December 2003 until November 2005, Mr. Propper served as the executive vice president and a member of the board of directors of Chardan China Acquisition Corp., an OTC Bulletin Board listed blank check company that was seeking to acquire an operating business in the People’s Republic of China. In November 2005, Chardan China Acquisition Corp. completed its business combination with State Harvest Holdings Ltd. and changed its name to Origin Agritech Limited (Nasdaq Symbol: SEED). Mr. Propper has continued to serve as a member of the board of directors of Origin Agritech since its merger. Since November 2006, Mr. Propper has served as the executive vice president of mergers and acquisitions of Shine Media Acquisition Corp., a blank-check company listed on the OTC Bulletin Board. On May 8, 2008, Shine Media entered into a stock purchase agreement pursuant to which it will acquire all of the ordinary shares of China Greenscape Co., Ltd., a British Virgin Islands company, which owns 100% of Jiangsu Sunshine Zoology and Forestry Development Co., Ltd., a PRC company. Jiangsu Sunshine is an urban green resources company that develops, cultivates, and distributes trees, plants and flowers to expanding PRC municipalities. Since December, 2005, Mr. Propper has served as a special advisor to Jaguar Acquisition Corp., a blank-check company listed on the OTC Bulletin Board. On April 9, 2008, Jaguar merged with and into a British Virgin Islands company named China Cablecom Holdings, and concurrently entered into an agreement and plan of merger with China Cablecom Ltd., pursuant to which Jaguar acquired China Cablecom Ltd. China Cablecom is a consolidator of cable TV operating companies in the PRC. Mr. Propper also sits on the board of directors of Source Atlantic Inc., a health care consulting firm based in Massachusetts. Mr. Propper was a founder, and from February 1999 to July 2003 owner and managing director of Windsor Capital Advisors, a full service brokerage firm also based in New York. Mr. Propper also founded The Private Capital Group LLC, a small private investment firm specializing in hard money loans and convertible preferred debt and equity offerings for small public companies, in May 2000 and was affiliated with it until December 2003. From July 1997 until February 1999, Mr. Propper worked at Aegis Capital Corp., a broker-dealer and member firm of the FINRA. Mr. Propper is on the advisory board of Netsol Technologies, a software company with operations in Pakistan. Mr. Propper received his B.A. in Economics and International Studies from Colby College.

Li Zhang has been the chairman of our board of directors since our inception. From March 2005 through January 2008, Mr. Zhang served as executive vice president and a member of the board of directors of Chardan South China Acquisition Corporation (which through a merger became A-Power Energy Generation Systems -Nasdaq Symbol: APWR) since March 2005, and served as the chief executive officer and a member of the board of directors of Chardan North China Acquisition Corporation (which through a merger became HLS Systems International, Ltd. - OTCBB Symbol: HLSYF) from March 2005 through September 2007. He also served as chief financial officer and a member of the board of directors of Chardan China Acquisition Corp. (which through a merger became Origin Agritech Limited - Nasdaq Symbol: SEED) since its inception in December 2003 through consummation of its merger with Origin Agritech Limited in November 2005. Mr. Zhang has also served as a member and manager of Chardan Capital, LLC since its inception in August 2003. From September 2001 through 2003, Mr. Zhang was a principal and president of Pacific Asia Ventures, LLC, a company that provided strategic consulting services for Chinese-U.S. business relationships. From January 1994 until September 2001, Mr. Zhang served as chairman of Sino-American Investment, Inc., an investment consulting firm. From September 1996 until September 1998, Mr. Zhang also served as a consultant to the China Retail Fund, a venture capital fund that invests in retail ventures with backing from American International Group. Mr. Zhang has two decades of experience in establishing commercial and financial relationships between Chinese companies, government agencies and Western investors. Among his other affiliations during that time, he was chairman of Sino-American Power, Ltd., an organization formed for the purpose of building electric power generating plants in China, from 1994 through 1996. Mr. Zhang received a B.A. from the Shenyang Teacher’s University in the PRC.

Xiaosong Zhong has been our chief financial officer and a member of our board of directors since our inception. Mr. Zhong has been the chairman of Beijing United Power Invested Co. Ltd, an investment firm which he founded, since its inception in June 2006. He has been the general manager of Beijing C&D International Co. Ltd., a company which he founded, since its inception in March 2001. Mr. Zhong has also been the chairman of TCT Science and Technology Co. Ltd., a developer and distributor of women’s health equipment and company which he founded, since its inception in July 1999. From June 1991 to August 1998, Mr. Zhong was the manager of Beijing Yige Computer Control Engineering Company, a contract electrical engineering firm which Mr. Zhong founded and sold in May 1998. From February 1988 to April 1991, Mr. Zhong was the manager of Beijing Haidian Contraction Co., Ltd., a construction company in Beijing, China. Mr. Zhong attended the Beijing Construction Institute in 1983, and from 1983 to 1987 received training as a technical cadre in China’s Ministry of Construction.

Li Gong has been our secretary and a member of our board of directors since our inception. Ms. Gong also currently serves as the president of Beijing Sinokosen Investment Ltd., which primarily engages in assisting Chinese enterprises with financings and listings on various exchanges, a position she has held since April 2005. From February 2004 to the present, Ms. Gong served as a consultant of the Production Material Center of the Ministry of Science and Technology of the People’s Republic of China (the “Ministry of Science and Technology”) and as the advisor of the LED Office of the Ministry of Science and Technology. From February 2002 to February 2005, Ms. Gong served as vice president of Beijing LianHe YunTong Investment Ltd. Ms. Gong received a bachelor’s degree in physics from Haerbing Educational Institute and a master’s degree from the Management Engineering Institute of Haerbing Industrial University. Ms. Gong also participated in EMBA training with the University GuanHua Management Institute.

Dr. Jianjun Shi has been a member of our board of directors since inception. Dr. Shi currently serves as the general manager of ShangHai NengHuan Technology Development Ltd., a position which he has held since August 2000. From August 1981 to August 2000 he served as Chief Medico at AnHui Province Electric Power Construction Ltd. Dr. Shi received a bachelor’s degree in Chinese herbal medicine from AnHui Herbalist Institute, a master’s of business administration from Kiev University and a doctorate of economics and management from Shanghai Tongi University.

Our board of directors is divided into two classes, with only one class of directors being elected in each year and each class serving a two-year term. Our amended and restated memorandum and articles of association provide that the number of directors which may constitute the board of directors shall be two or greater. Our board of directors consists of five members. The term of office of the first class of directors, consisting of Li Gong, Xiaosong Zhong and Dr. Jianjun Shi, will expire at our first annual meeting of shareholders following the completion of our initial public offering. The term of office of the second class of directors, consisting of Kerry Propper and Li Zhang, will expire at the second annual meeting following the completion of our initial public offering.

B. Compensation

No executive officer has received any cash compensation for services rendered to us. No compensation of any kind, including, without limitation, finders, consulting fees or other similar compensation, will be paid to any of our existing shareholders, officers or directors or any of their respective affiliates, prior to or in connection with a business combination. However, such individuals and entities will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target acquisitions and performing due diligence on suitable business combinations.

After our initial business combination, our executive officers and directors who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. It is unlikely, however, that the amount of such compensation will be known at the time of a shareholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to our chief executive officer and other officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors, in accordance with the rules of the Nasdaq Capital Market.

C. Board Practices

Director Independence

At present, our board of directors has determined that each of Li Zhang and Dr. Jianjun Shi qualify as “independent directors” within the meaning of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002, and Rule 4350 of the Nasdaq Marketplace Rules.

Pursuant to Rule 4350 of the Nasdaq Marketplace Rules, because we are a foreign based entity, we need only comply with British Virgin Islands law, to the extent not contrary to federal securities law, with respect to the composition of our board of directors. British Virgin Islands law does not require independent directors or an independent audit committee, however, pursuant to Section 10A(m) of the Securities Exchange Act of 1934, as amended, and Section 3 of the Sarbanes-Oxley Act of 2002, we are required to have an independent audit committee. Prior to completion of a business combination, we intend to be in full compliance with the standards imposed by the Securities Exchange Act of 1934 and Sarbanes-Oxley Act of 2002.

Board Committees

Audit Committee

Our audit committee consists of Kerry S. Propper, Li Zhang and Dr. Jianjun Shi. As required by the rules of the Nasdaq Capital Market, each of the members of our audit committee is financially literate, and we consider Mr. Li to qualify as an “audit committee financial expert” and “financially sophisticated” as defined under SEC and Nasdaq Capital Market rules, respectively. We will have an audit committee composed of three independent directors within one year of the date of this prospectus. The responsibilities of our audit committee include:

•	meeting with our management periodically to consider the adequacy of our internal control over financial reporting and the objectivity of our financial reporting;

•
appointing the independent registered public accounting firm, determining the compensation of the independent registered public accounting firm and pre-approving the engagement of the independent registered public accounting firm for audit and non-audit services;

•
overseeing the independent registered public accounting firm, including reviewing independence and quality control procedures and experience and qualifications of audit personnel that are providing us audit services;

•
meeting with the independent registered public accounting firm and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•
reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of the auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval;

•
establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters;

•	preparing the report required by the rules of the SEC to be included in our annual proxy statement;

•
monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and

•
reviewing and approving all payments made to our officers, directors and affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Governance and Nominating Committee

Our governance and nominating committee consist of Kerry S. Propper, Li Zhang and Dr. Jianjun Shi. The functions of our governance and nominating committee include:

•	recommending qualified candidates for election to our board of directors;

•	evaluating and reviewing the performance of existing directors;

•	making recommendations to our board of directors regarding governance matters, including our amended and restated memorandum and articles of association and charters of our committees; and

•	developing and recommending to our board of directors governance and nominating guidelines and principles applicable to us.

•
None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•
In the course of their other business activities, our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. They may have conflicting fiduciary duties in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see the discussion below as well as the previous section entitled “Management—Directors and Executive Officers” and “Risk Factors—Risks Related to Our Business.” Such officers and directors may become subject to conflicts of interest regarding us and other business ventures in which they may be involved, which conflicts may have an adverse effect on our ability to consummate a business combination or may result in our entering into a less desirable business combination that we might otherwise not have pursued.

•
Our officers and directors are now and may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•
Since the existing shareholders own ordinary shares which will be released from escrow if a business combination is completed, and since the existing shareholders own securities which will become worthless if a business combination is not consummated, our board, all of whom are existing shareholders, may have a conflict of interest in determining whether a particular target acquisition is appropriate to effect a business combination. Additionally, members of our executive management may enter into consulting, asset management or employment agreements with us as part of a business combination, pursuant to which they may be entitled to compensation for their services. The personal and financial interests of our directors and officers may influence their motivation in identifying and selecting a target acquisition, timely completing a business combination and securing the release of their ordinary shares.

•
Other than with respect to the initial business combination, we have not adopted a policy that expressly prohibits our directors, officers, shareholders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such parties may have an interest in certain transactions in which we are involved, and may also compete with us.

•
Our directors and officers may purchase ordinary shares in the open market. Our directors and officers have agreed to vote any ordinary shares acquired by them after our initial public offering in favor of a business combination.

•
If we were to make a deposit, down payment or fund a “no shop” provision in connection with a potential business combination, we may have insufficient funds available outside of the trust account to pay for due diligence, legal, accounting and other expenses attendant to completing a business combination. In such event, our officers or directors or other parties may have to incur such expenses in order to proceed with the proposed business combination. As part of any such combination, our officers and directors or other parties may negotiate the repayment of some or all of any such expenses, without interest or other compensation, which if not agreed to by the target business’s management, could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest.

•
If our management negotiates to be retained post business combination as a condition to any potential business combination, their financial interests, including compensation arrangements, could influence their motivation in selecting, negotiating and structuring a transaction with a target business, and such negotiations may result in a conflict of interest. For example, management may look unfavorably upon or reject a business combination with a potential target business whose owners refuse to retain members of our management post-business combination.

Code of Ethics and Committee Charters

We have adopted a code of ethics that applies to our officers, directors and employees. We have filed copies of our code of ethics and our board committee charters as exhibits to the registration statement in connection with our initial public offering. You may review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, we will provide a copy of our code of ethics upon request, without charge. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Form 6-K.

Conflicts of Interest

Potential investors should be aware of the following potential conflicts of interest:

Under British Virgin Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association and the Act. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

In connection with the requirement that we present our initial business combination to our shareholders for their approval, the existing shareholders have agreed to vote the ordinary shares owned by them prior to our initial public offering, in the same manner as a majority of the public shareholders who vote at the general or annual meeting called for the purpose of approving a business combination. The existing shareholders have also agreed that if they acquire ordinary shares in or following our initial public offering, they will vote such acquired ordinary shares in favor of a business combination. Accordingly, any ordinary shares acquired by the existing shareholders in the open market will not have the same right to vote as public shareholders with respect to a potential business combination (since they are required to vote in favor of a business combination). Additionally, the existing shareholders will not have redemption rights with respect to ordinary shares acquired during or subsequent to our initial public offering (since they may not vote against a business combination), except upon our liquidation. In addition, with respect to ordinary shares owned by them prior to our initial public offering, including the ordinary shares underlying the private placement warrants, they have agreed to waive their respective rights to participate in any liquidation including the liquidation of our trust account to our public shareholders, occurring upon our failure to consummate a business combination but only with respect to those ordinary shares acquired by them prior to our initial public offering and not with respect to any ordinary shares acquired in the open market.

While we do not intend to pursue a business combination with any company that is affiliated with our existing shareholders, officers or directors, we are not prohibited from pursuing such a transaction. In the event we seek to complete a business combination with such a company, we would obtain an opinion from an independent investment banking firm which is a member of FINRA, that such a business combination is fair to our shareholders from a financial point of view. Such opinion would be included in our proxy statement relating to the business combination. Although our management has not consulted with any investment banker in connection with such an opinion, it is possible that such opinion may only be able to be relied upon by our board of directors and not by our shareholders. While we will consider whether such an opinion may be relied on by our shareholders, it will not be dispositive as to which investment bank we seek a fairness opinion from.  Other factors contributing to such a determination are expected to include, among other factors, the reputation of the independent investment bank, specifically their knowledge of China, timing and cost. In considering such costs, we will need to consider the cost of procuring a fairness opinion on which our shareholders may rely, and we expect to seek such an opinion unless the cost is substantially in excess of what it would be otherwise. In the event that we obtain an opinion that cannot be relied on by our shareholders, we will include appropriate explanatory disclosure in the proxy statement explaining why shareholders may not rely on the opinion. While our shareholders might not have legal recourse against the investment banking firm in such case, the fact that an independent expert has evaluated, and passed upon, the fairness of the transaction is a factor our shareholders may consider in determining whether or not to vote in favor of the potential business combination.

Specific Potential Conflicts

Each of our directors has, or may come to have, fiduciary obligations to other entities or organizations. Each of our directors may have fiduciary obligations to those companies on whose board of directors they currently sit or may sit in the future. To the extent that they identify business opportunities that may be suitable for any of these other companies, they may have competing fiduciary obligations. Accordingly, they may not present opportunities to us that otherwise may be attractive to us, unless these other companies and any successors to such entities have declined to accept such opportunities.

Under British Virgin Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association and the Act. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

In connection with the requirement that we present our initial business combination to our shareholders for their approval, the existing shareholders have agreed to vote the ordinary shares owned by them prior to our initial public offering, in the same manner as a majority of the public shareholders who vote at the general or annual meeting called for the purpose of approving a business combination. The existing shareholders have also agreed that if they acquire ordinary shares in or following our initial public offering, they will vote such acquired ordinary shares in favor of a business combination. Accordingly, any ordinary shares acquired by the existing shareholders in the open market will not have the same right to vote as public shareholders with respect to a potential business combination (since they are required to vote in favor of a business combination). Additionally, the existing shareholders will not have redemption rights with respect to ordinary shares acquired during or subsequent to our initial public offering (since they may not vote against a business combination), except upon our liquidation. In addition, with respect to ordinary shares owned by them prior to our initial public offering, including the ordinary shares underlying the private placement warrants, they have agreed to waive their respective rights to participate in any liquidation including the liquidation of our trust account to our public shareholders, occurring upon our failure to consummate a business combination but only with respect to those ordinary shares acquired by them prior to our initial public offering and not with respect to any ordinary shares acquired in the open market.

While we do not intend to pursue a business combination with any company that is affiliated with our existing shareholders, officers or directors, we are not prohibited from pursuing such a transaction. In the event we seek to complete a business combination with such a company, we would obtain an opinion from an independent investment banking firm which is a member of FINRA, that such a business combination is fair to our shareholders from a financial point of view. Such opinion would be included in our proxy statement relating to the business combination. Although our management has not consulted with any investment banker in connection with such an opinion, it is possible that such opinion may only be able to be relied upon by our board of directors and not by our shareholders. While we will consider whether such an opinion may be relied on by our shareholders, it will not be dispositive as to which investment bank we seek a fairness opinion from.  Other factors contributing to such a determination are expected to include, among other factors, the reputation of the independent investment bank, specifically their knowledge of China, timing and cost. In considering such costs, we will need to consider the cost of procuring a fairness opinion on which our shareholders may rely, and we expect to seek such an opinion unless the cost is substantially in excess of what it would be otherwise. In the event that we obtain an opinion that cannot be relied on by our shareholders, we will include appropriate explanatory disclosure in the proxy statement explaining why shareholders may not rely on the opinion. While our shareholders might not have legal recourse against the investment banking firm in such case, the fact that an independent expert has evaluated, and passed upon, the fairness of the transaction is a factor our shareholders may consider in determining whether or not to vote in favor of the potential business combination.

Specific Potential Conflicts

Each of our directors has, or may come to have, fiduciary obligations to other entities or organizations. Each of our directors may have fiduciary obligations to those companies on whose board of directors they currently sit or may sit in the future. To the extent that they identify business opportunities that may be suitable for any of these other companies, they may have competing fiduciary obligations. Accordingly, they may not present opportunities to us that otherwise may be attractive to us, unless these other companies and any successors to such entities have declined to accept such opportunities.

A description of the specific potential conflicts for our officers and directors is as follows:

Kerry Propper, our chief executive officer and director, is the executive vice president of mergers and acquisitions of Shine Media Acquisition Corp. On May 8, 2008, Shine Media entered into a stock purchase agreement pursuant to which it will acquire all of the ordinary shares of China Greenscape Co., Ltd., a British Virgin Islands company, which owns 100% of Jiangsu Sunshine Zoology and Forestry Development Co., Ltd., a PRC company. Jiangsu Sunshine is an urban green resources company that develops, cultivates, and distributes trees, plants and flowers to expanding PRC municipalities. In the event that we seek to acquire an operating business in the media and advertising business in the PRC, a conflict may arise because Mr. Propper has a pre-existing relationship with Shine Media, it is likely that such a conflict would be resolved in favor of Shine Media.

Kerry Propper is a director of HLS Systems International Ltd., or HLS. HLS is an automation and control systems company with its business operations located in the PRC. In the event that we seek to acquire an operating business in the automation and control systems industry in the PRC, a conflict may arise because of Mr. Propper has a pre-existing relationship with HLS, it is likely that such a conflict would be resolved in favor of HLS.

Kerry Propper is a director of Origin Agritech Limited, or Origin, which is engaged in the development, production and distribution of hybrid crop seeds in the PRC. In the event that we seek to acquire an operating business in the hybrid crop seed industry in the PRC, a conflict may arise as a result of his pre-existing relationship with Origin, and it is likely that such a conflict would be resolved in favor of Origin.

Li Zhang is affiliated with Chardan China Investments, LLC, or CCI. CCI is a private investment fund that invests in companies that have operations in China, typically have fair market values in excess of the amount being held in our trust account, and which anticipate becoming publicly traded companies in the U.S. in a year or less following the date of such investments. It is possible that, as a result of the financial interests of Li Zhang in CCI, that he would choose to provide the capital needed by a Chinese company through CCI, rather than through a business combination with us. However, under the terms of the operating agreement of CCI, Li Zhang is permitted to organize one blank check company prior to CCI’s being fully invested, and to present all appropriate opportunities to that blank check company prior to offering that opportunity to CCI. As he will have a significant role in deciding whether an opportunity for a business combination is suitable for us or for CCI, the conflict of interest posed by Li Zhang’s relationship with CCI may affect his judgment in that regard.

Below is a table summarizing the disclosures immediately above as they relate to the companies which our officers and directors owe fiduciary obligations to that could conflict with their fiduciary obligations to us, all of which would have to: (i) be presented appropriate potential target businesses by our officers and directors, and (ii) reject the opportunity to acquire such potential target business, prior to their presentation of such target business to us:

Individual	Entity	Affiliation

Kerry Propper	Shine Media Acquisition Corp.	Executive Vice President of Mergers and Acquisitions

	HLS Systems International Ltd	Director

	Origin Agritech Limited	Director

Li Zhang	Chardan China Investments, LLC	Member of the Managing Member

In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers and directors has agreed, until the earlier of our initial business combination, our liquidation or such time as he ceases to be an officer or director, to present to us for our consideration, prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to us under British Virgin Islands law, taking into consideration any pre-existing fiduciary obligation they might have.

Also, each of Chardan Capital Markets, LLC, SUJG, Inc., Source Atlantic, Inc., Chardan Capital, LLC, Chardan China Investments, LLC, L&P Consulting, Beijing United Power Invested Co., Ltd., Beijing C&D International Co., Ltd., TCT Science and Technology Co., Ltd., Beijing Sinokosen Investment Ltd., and Shang Hai NengHuan Technology Development Ltd., which represent all of the privately-held companies owned and/or controlled by our officers and directors, have entered into a Right of First Refusal and Corporate Opportunities Agreement with us which provides that, commencing on the date of this prospectus and extending until the earlier of our initial business combination, our liquidation or such time as the corresponding officer or director ceases to be an officer or director of our company, we will have the first opportunity to consider any business opportunity within any industry in China provided that the fair market value of any such business opportunity meets or exceeds the 80% net asset threshold we must meet. Accordingly, the Right of First Refusal and Corporate Opportunity Agreements supersede the pre-existing fiduciary obligations that the corresponding officers and directors have to the above-listed entities. Each of the members of our board of directors has a fiduciary duty to enforce our rights under each of the Right of First Refusal and Corporate Opportunities Agreements. As such they have no basis upon which to waive any of our company’s rights under such agreements. In addition, any decision by our company to release any entity to pursue any corporate opportunity would require the unanimous vote of our company’s disinterested directors. As provided in such agreements, none of such agreements can be amended to accelerate or waive its termination without the approval of holders of a majority of our outstanding ordinary shares.

Although it may be beneficial to us that the members of our management team know each other and work together, these previous and/or existing relationships may influence the roles taken by our officers and directors with respect to us. For example, one of our directors or officers may be less likely to object to a course of action with respect our activities because it may jeopardize their relationships in another enterprise. Therefore, such persons may not protect our interests as strenuously as would persons who had no pervious relationship with each other.

Neither we nor the members of our management team or board of directors have established any procedures or criteria to evaluate contacts or discussions related to potential target businesses if such potential target businesses created a conflict of interest situation.

Although no salary or other compensation will be paid to our officers and directors for services rendered prior to or in connection with a business combination, they will receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no specified limit on the amount of these out-of-pocket expenses. Our board of directors has designated Mr. Kerry Propper, to pass upon the reasonableness of any reimbursable expenses incurred by members of our management that exceed $1,000. To the extent that Mr.  Kerry Propper seeks reimbursement of expenses he has incurred in excess of $1,000, such reimbursement will be reviewed by our board of directors, with Mr. Kerry Propper abstaining. Other than through this review process, or the review of a court of competent jurisdiction if such reimbursement is challenged, there will be no other review of the reasonableness of these expenses. Although we believe that all actions taken by our directors on our behalf will be in our best interests, we cannot assure you that this will be the case.

Limitation of Director and Officer Liability

          Pursuant to our amended and restated memorandum and articles of association, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or willful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or willful default of such director, agent or officer.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date hereof, based on 9,166,666 Ordinary Shares outstanding, by:

•	each person known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Name and Address of Beneficial Owners (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Kerry Propper	302,907	3.30%
Xiaosong Zhong	25,000	*
Li Zhang	130,713	1.43%
Li Gong	25,000	*
Dr. Jianjun Shi	25,000	*
Steve Urbach	136,713	1.49%
Jiangnan Huang	261,427	2.85%
Royale Holdings (3)	661,693	7.22%
Dr. Richard Propper (4)	186,528	2.03%
Paula Beharry (5)	130,713	1.43%
Daniel Beharry (6)	130,713	1.43%
Andrew M. Weiss PhD(7)	768,328	8.4%
Weiss Asset Management LLC(7)	110,635	1.2%
Weiss Capital LLC(7)	657,693	7.2%
SPAC GP LLC(7)	610,278	6.7%
Platinum Partners Value Arbitrage Fund LP(8)	590,000	6.43%
All Directors and Officers as a group (five persons)	508,620	5.55%
_____________
* Less than 1%.

(1)	Unless otherwise indicated, the business address of the shareholder is c/o Chardan 2008 China Acquisition Corp., 18E, Tower A Oriental Kenzo Plaza 48 Dongzhimenwai Street Beijing, 100027, China.

(2)	Unless otherwise indicated, all ownership is direct beneficial ownership. Does not include any ordinary shares issuable upon the exercise of insider warrants or private placement warrants.

(3)
Michael Walas and Mark Brewer share voting and investment control over the ordinary shares owned by Royale Holdings. Royale Holdings address is c/o Chardan Capital, LLC, 402 W. Broadway, Suite 2600, San Diego, CA.

(4)	Dr. Richard Propper’s address is c/o Chardan Capital, LLC, 402 W. Broadway, Suite 2600, San Diego, CA.

(5)	Includes 130,713 ordinary shares beneficially owned by Mrs. Beharry’s husband, Daniel Beharry. Mrs. Beharry’s address is 474 Three Mile Road, Glastonbury, CT.

(6)	Includes 130,713 ordinary shares beneficially owned by Mr. Beharry’s wife, Paula Beharry. Mr. Beharry’s address is 474 Three Mile Road, Glastonbury, CT.

(7)
The information relating to Weiss Asset Management LLC, Weiss Capital LLC, SPAC GP LLC and Andrew M. Weiss, PhD is derived from a Schedule 13G/A dated February 13, 2009 filed by such entities with the Securities and Exchange Commission. The address of the principal business office of Weiss Asset Management LLC beneficially owns 110,635 ordinary shares, Weiss Capital LLC beneficially owns 657,693 ordinary shares, SPAC GP LLC beneficially owns 610,278 ordinary shares and Andrew M. Weiss, Ph. beneficially owns 768,328 ordinary shares. Shares  reported for Dr. Weiss include shares beneficially owned by a private  investment  partnership  of which  Weiss Asset  Management  is the sole general  partner and which may be deemed to be controlled  by Dr. Weiss,  who is the Managing Member of Weiss Asset Management,  and also include shares held by a private  investment  corporation and private investment partnership, both of which may be deemed to be  controlled by Dr. Weiss, who is the managing member of Weiss Capital, the  Investment Manager of such private investment corporation and private investment partnership. Dr. Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by him except to the extent of his pecuniary interest therein.  The address for Mr. Weiss is 29 Commonwealth Avenue, 10th Floor, Boston, MA 02116.

(8)
The information relating to Platinum Partners Value Arbitrage Fund LP is derived from a Schedule 13G/A dated February 12, 2009, filed by such entities with the Securities and Exchange Commission. The business address of Platinum Partners Value Arbitrage Fund LP is 152 West 57th Street, 4th floor, New York, New York 10019.

In connection with our initial public offering, our existing shareholders placed the ordinary shares, insider warrants and private placement warrants owned by them before our initial public offering or acquired in the private placement into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), the ordinary shares and insider warrants will not be transferable until the earlier of: (i) one year after the consummation of a business combination, (ii) thirty months from the date of our initial public offering (or thirty-six months if the extended period is approved), or (iii) the consummation of a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to our consummating a business combination with a target acquisition, at which time such ordinary shares and insider warrants will be released from escrow, unless we were to engage in a transaction after the consummation of the initial business combination that results in all of the shareholders of the combined entity having the right to exchange their ordinary shares for cash, securities or other property. The private placement warrants will not be transferable, except in limited circumstances (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), until the earlier of: (i) the consummation of a business combination, or (ii) the consummation of a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to our consummating a business combination with a target acquisition, at which time such private placement warrants will be released from escrow, unless we were to engage in a transaction after the consummation of the initial business combination that results in all of the shareholders of the combined entity having the right to exchange their ordinary shares for cash, securities or other property.

During the escrow period, the holders of these ordinary shares will not be able to sell or transfer their securities except in certain limited circumstances (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), but will retain all other rights as our shareholders, including, without limitation, the right to vote their ordinary shares. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow. If we are unable to effect a business combination and liquidate, the existing shareholders will not receive any portion of the liquidation proceeds with respect to ordinary shares owned by them prior to our initial public offering.

          B. Certain Relationships and Related Party Transactions

On March 12, 2008, we agreed to issue 2,291,666 insider units, each insider unit consisting of one ordinary share and one warrant, to our officers, directors and existing shareholders for an aggregate amount of $25,000 in cash, at a purchase price of approximately $0.01091 per insider unit. On July 30, 2008, the securities comprising the insider units were issued to our officers, directors and existing shareholders.

Certain of our officers and directors, and their affiliates, purchased in a private placement transaction an aggregate of 2,000,000 warrants from us at a price of $0.50 per warrant. These private placement warrants have terms and provisions that are identical to the warrants being sold in our initial public offering, respectively, except that: (i) the private placement warrants will not have a claim to the funds held in the trust account, (ii) the private placement warrants are being purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed on or before the date of this prospectus, (iii) the private placement warrants will be non-redeemable so long as they are held by the initial holders or their permitted assigns and (iv) the private placement warrants are exercisable on a “cashless” basis at any time, if held by the initial holders or their permitted assigns. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that are occasioned by operation of law or for estate planning purposes, while remaining in escrow. The entire purchase price of the private placement warrants was added to the proceeds from our initial public offering to be held in the trust account pending our completion of one or more business combinations. If we do not complete one or more business combinations that meet the criteria described herein, then the entire purchase price of the private placement warrants will become part of the liquidation amount distributed to our public shareholders from our trust account and the private placement warrants will become worthless.

The holders of a majority of all of: (i) the ordinary shares and insider warrants owned or held by the existing shareholders; and (ii) the ordinary shares issuable upon exercise of the private placement warrants will be entitled to make up to two demands that we register these securities pursuant to an agreement to be signed prior to or on the effective date of the registration statement. Such holders may elect to exercise these registration rights at any time commencing on or after the date on which these securities are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these securities are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

Because the private placement warrants sold in the private placement were originally issued pursuant to an exemption from registration requirements under the federal securities laws, the holders of the private placement warrants purchased in the private placement will be able to exercise their warrants even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of such warrants is not current. Our private placement warrants and the underlying ordinary shares will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed on or before the date of this prospectus.

In order to protect the amounts held in the trust account, our officers and directors have agreed to indemnify us for claims of creditors, vendors, service providers and target businesses that have not executed a valid and enforceable waiver of their right to seek payment of amounts due to them out of the trust account. As a result, we cannot assure you that the per-ordinary share distribution from the trust account, if we liquidate, will not be less than $7.89, plus interest then held in the trust account.

Kerry Propper, our chief executive officer and a director, and Chardan China, LLC, an affiliate of Li Zhang, chairman of our board of directors, advanced an aggregate of $32,434 to us as of the effective date of the registration statement in connection with our initial public offering to cover expenses related to the offering, such as SEC registration fees, Nasdaq Capital Market listing fees, FINRA registration fees and legal and accounting fees and expenses. All such loans have been repaid without interest from proceeds of the offering not placed in the trust account.

We have agreed to pay a monthly fee of $7,500 to Chardan Capital, LLC, an affiliate of Li Zhang, chairman of our board of directors, for general and administrative services, including but not limited to office space, receptionist, secretarial and general office services. This agreement commences on the date of this prospectus and shall continue until the earliest to occur of: (i) the consummation of a business combination, (ii) February 11, 2011 and (iii) the date on which we cease our corporate existence in accordance with our amended and restated memorandum and articles of association. This arrangement is being agreed to by Chardan Capital, LLC for our benefit and is not intended to provide Chardan Capital, LLC compensation in lieu of a management fee or other remuneration because it is anticipated that the expenses to be paid by Chardan Capital, LLC will approximate the monthly reimbursement. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated entity. Upon consummation of a business combination or our liquidation, we will cease paying these monthly fees.

We will reimburse our officers and directors, subject to board approval, for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target acquisitions and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Accountable out-of-pocket expenses incurred by our officers and directors will not be repaid out of proceeds held in the trust account until these proceeds are released to us upon the completion of a business combination, provided there are sufficient funds available for reimbursement after such consummation.

In order to fund our working capital (including expenses in seeking business combinations and, potentially, the costs of our liquidation and dissolution), we will initially have $100,000 outside of the trust account for our use and we will be permitted to draw, as earned, up to $2,900,000 of the cumulative interest earned on the funds held in the trust account, after taxes, at our discretion at anytime following the consummation of our initial public offering. Other than these amounts and as provided for in our administrative services agreement and for the reimbursable out-of-pocket expenses payable to our existing shareholders, officers and directors, no compensation or fees of any kind, including finders, consulting fees or other similar compensation, will be paid to our existing shareholders, officers or directors who owned our ordinary shares prior to our initial public offering, or to any of their respective affiliates prior to or with respect to a business combination.

Our existing shareholders, officers and directors will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount held outside of the trust account unless the business combination is consummated and there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

After the consummation of a business combination, if any, to the extent our management remains as officers of the resulting business, some of our officers and directors may enter into employment agreements, the terms of which shall be negotiated and which we expect to be comparable to employment agreements with other similarly-situated companies. Further, after the consummation of a business combination, if any, to the extent our directors remain as directors of the resulting business, we anticipate that they will receive compensation comparable to directors at other similarly situated companies.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors or their respective affiliates, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our disinterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

          C. Interest of Experts and Counsel

          Not applicable.

ITEM 8. FINANCIAL INFORMATION

          A. Consolidated Statements and Other Financial Information

          Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

          B. Significant Changes

          Not applicable.

ITEM 9. THE OFFER AND LISTING

          A. Offer and Listing Details

Not applicable

          B. Plan of Distribution

          Not applicable.

          C. Markets

          Our units, our ordinary shares and our warrants are listed on the Nasdaq Capital Market under the symbols CACAU, CACA and CACAW, respectively, since August 15, 2008.

          D. Selling Shareholders

          Not applicable.

  E. Dilution

          Not applicable.

          F. Expenses of the Issue

          Not applicable.

ITEM 10. ADDITIONAL INFORMATION

          A. Share Capital

          Not applicable.

          B. Memorandum and Articles of Incorporation

       Our Memorandum and Articles of Association were filed with the Securities and Exchange Commission on August 4, 2008 as Exhibit 3.1 to Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-145163).

     C. Material Contracts

          Other than the material contracts filed as exhibits to our Form F-1 registration statement in connection with our initial public offering, we have not entered into any material contracts.

          D. Exchange Controls and Other Limitations Affecting Security Holders

          Under BVI law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

          E. Taxation

The following summary of the material British Virgin Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

British Virgin Islands Taxation

The Government of the British Virgin Islands, will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The British Virgin Islands are not party to any double taxation treaties.

The company and all distributions, interest and other amounts paid by the company to persons who are not persons resident in the British Virgin Islands are exempt from the provisions of the Income Tax Act in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands. As of January 1, 2007, the Payroll Taxes Act, 2004 came into force. It will not apply to the company except to the extent the company has employees (and deemed employees) rendering services to the company wholly or mainly in the British Virgin Islands. The company at present has no employees in the British Virgin Islands and has no intention of having any employees in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its shareholders.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares and warrants issued pursuant to our initial public offering. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ordinary shares or warrants and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if: (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder” for purposes of this discussion. The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a person’s decision to purchase our units, ordinary shares and warrants. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances, and this discussion addresses only persons that acquire our units, ordinary shares and warrants as part of units upon their original issuance pursuant to our initial public offering and assumes that each of our ordinary shares and warrants trade separately. In particular, this discussion considers only holders that will own our units, ordinary shares and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	insurance companies;

•	regulated investment companies;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more of our ordinary shares;

•	persons that hold our units, ordinary shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our units, ordinary shares and warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our units, ordinary shares and warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) as to any U.S. federal income tax consequence described below. The IRS may disagree with the description herein, and its determination may be upheld by a court.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR UNITS, ORDINARY SHARES AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Allocation of Purchase Price Between Ordinary Shares and Warrants

For U.S. federal income tax purposes, each holder of a unit generally must allocate the purchase price of a unit between the ordinary share and the warrant that comprise the unit based on their respective relative fair market values at the time of the issuance. Of the purchase price for a unit offered hereunder, we intend to allocate U.S. $7.50 to the ordinary share and U.S. $0.50 to the warrant comprising part of such unit. The price allocated to the ordinary share and the warrant generally will be the holder’s initial tax basis in such ordinary share or warrant, as the case may be. While uncertain, the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that our allocation of the purchase price will be binding on a holder of a unit, unless the holder explicitly discloses in a statement attached to its timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the holder’s allocation of the purchase price between the ordinary share and the warrant that comprise the unit is different than our allocation. Our allocation is not, however, binding on the IRS.

Each holder is advised to consult such holder’s own tax advisor with respect to the risks associated with an allocation of the purchase price between each ordinary share and the warrant that comprise a unit that is inconsistent with our allocation of the purchase price.

U.S. Holders

Tax Reporting

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our ordinary shares. A distribution on our ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “ — Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that: (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. In addition, under recently published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges. U.S. Holders are advised to consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would include a redemption of ordinary shares or warrants), and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the applicable securities. See “ — Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for any adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrants, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “ — Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

A foreign corporation such as ours will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for the current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if: (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us is uncertain. After acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets and the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the start-up exception and will be a PFIC for the current taxable year. Our actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and accordingly there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder held our ordinary shares or warrants, and the U.S. Holder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our ordinary shares or a mark-to-market election, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other taxable disposition of its ordinary shares or warrants; and

•
any excess distribution made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the applicable securities during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the applicable securities).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•	the amount allocated to the taxable year in which the U.S. Holder recognized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

In addition, if we are a PFIC, a U.S. Holder who acquires our ordinary shares or warrants from a deceased U.S. Holder who dies before January 1, 2010 generally will be denied the step-up of U.S. federal income tax basis in such ordinary shares or warrants to their fair market value at the date of the deceased holder’s death. Instead, such U.S. Holder would have a tax basis in such securities equal to the deceased holder’s tax basis, if lower.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect of our ordinary shares acquired as part of a unit in our initial public offering by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such ordinary shares at their fair market value. The gain recognized by reason of the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching an appropriately completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for our ordinary shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ordinary shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such ordinary shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such ordinary shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns ordinary shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Since we expect that our ordinary shares will be listed and traded on the Nasdaq Capital Market, our ordinary shares may qualify as marketable stock for purposes of this election. U.S. Holders are advised to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants are advised to consult their own tax advisors concerning the application of the PFIC rules to their acquisition, ownership and disposition of our ordinary shares and warrants under their particular circumstances.

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of ordinary shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F. Dividends and Paying Agents

          Not applicable.

          G. Statement by Experts

          Not applicable.

          H. Documents on Display

          We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

          We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Xiaosong Zhong, Chief Financial Officer, Chardan 2008 China Acquisition Corp., Xiaosong Zhong, c/o Chardan Capital, LLC, Suite 18E, Tower A, Oriental Kenzo Plaza, 48 Dongzhimenwai Street, Beijing, 100027, China

          I. Subsidiary Information

          Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. $54,300,000 of the net offering proceeds has been placed into a trust account at JP Morgan Chase London Branch maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in trust will only be invested in U.S. “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less. Thus, we are subject to market risk primarily through the effect of changes in interest rates on government securities. In addition, following a business combination, it is possible that some or all of our revenues and expenses may be denominated in non-U.S. currencies, primarily Renminbi, which could subject us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15. CONTROLS AND PROCEDURES

          (a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the 90-day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

          (b) Management’s Annual Report on Internal Control over Financial Reporting.

          The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

          - Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

          - Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

          - Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

         Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

      Based on our assessment, management believes that, as of December 31, 2008, the company’s internal control over financial reporting is effective based on those criteria.

          (c) Attestation Report of the Registered Public Accounting Firm.

          This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

          (d) Changes in Internal Control over Financial Reporting.

          There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors established an audit committee and adopted the Audit Committee Charter on August 1, 2008.. Each of the members of our audit committee is financially literate, and we consider Mr. Li to qualify as an “audit committee financial expert” and “financially sophisticated” as defined under SEC and Nasdaq Capital Market rules.

ITEM 16B. CODE OF ETHICS

          Our board of directors adopted a code of ethics on August 1, 2008, which is applicable to all of our officers, directors and employees.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The aggregate fees billed for the last two fiscal years for professional services rendered by our auditor are as follows:

For the Year Ended December 31,
2008

Audit Fees	$15,000

Audit-related fees	$17,500

          Audit fees represent fees for professional services related to the audit of our financial statements for the year ended December 31, 2008 including the review of certain reports on Form 20-F. Audit-related fees represent fees for professional services related to the filing of our registration statement with the SEC.

          Our board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1
Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

3.1
Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

3.2
Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.2 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

4.1
Specimen Unit Certificate (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

4.2
Specimen Ordinary Shares Certificate (incorporated herein by reference to Exhibit 4.2 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

4.3
Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

4.4
Form of Unit Purchase Option to be granted to the underwriters (incorporated herein by reference to Exhibit 4.4 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

4.5
Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (incorporated herein by reference to Exhibit 4.5 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

5.1
Opinion of Maples & Calder (incorporated herein by reference to Exhibit 5.1 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.1
Form of Investment Management Trust Account Agreement between Continental Stock Transfer & Trust Company and the Registrant (incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.2
Form of Securities Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and the Existing Shareholders (incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.3
Form of Private Placement Warrant Escrow Agreement among the Registrant, Continental Stock Transfer & Trust Company and the purchasers of the private placement warrants (incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.4
Form of Warrant Purchase Agreement between the Registrant and the purchasers of the private placement warrants (incorporated herein by reference to Exhibit 10.4 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.5
Form of Registration Rights Agreement among the Registrant and the Existing Shareholders (incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.6
Form of Letter Agreement by and between the Registrant, Kerry Propper and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.7
Form of Letter Agreement by and between the Registrant, Xiaosong Zhong and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.8
Form of Letter Agreement by and between the Registrant, Li Gong and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.8 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.9
Form of Letter Agreement by and between the Registrant, Li Zhang and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.10
Form of Letter Agreement by and between the Registrant, Dr. Jianjun Shi and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.1
Form of Letter Agreement by and between the Registrant, Steve Urbach and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.1 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.2
Form of Letter Agreement by and between the Registrant, Jonas Grossman and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.2 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.3
Form of Letter Agreement by and between the Registrant, George Kaufman and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.3 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.4
Form of Letter Agreement by and between the Registrant, Todd Gold and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.4 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.5
Form of Letter Agreement by and between the Registrant, Jiangnan Huang and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.5 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.6
Form of Letter Agreement by and between the Registrant, Royale Holdings and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.6 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.7
Form of Letter Agreement by and between the Registrant, Dr. Richard D. Propper and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.7 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.8
Form of Letter Agreement by and between the Registrant, Paula Beharry and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.8 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.9
Form of Letter Agreement by and between the Registrant, Daniel Beharry and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.9 to Amendment No. 1 to the Registrant’s Registration Statement  on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.10
Form of Letter Agreement by and between the Registrant, Li Ping He, as custodian for Tiffany He under the California Uniform Transfer to Minors Act and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.11
Form of Letter Agreement by and between the Registrant, Carman Ramirez and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.11 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

Exhibit No.	Description
10.11.12
Form of Letter Agreement by and between the Registrant, Edward Carter and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.12 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.11.13
Form of Letter Agreement by and between the Registrant, Ida Carter and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.13 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.1
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and Chardan Capital Markets, LLC (incorporated herein by reference to Exhibit 10.12.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.2
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and SUJG, Inc (incorporated herein by reference to Exhibit 10.12.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.3
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and Source Atlantic, Inc (incorporated herein by reference to Exhibit 10.12.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.4
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and Chardan Capital, LLC (incorporated herein by reference to Exhibit 10.12.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.5
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and Chardan China Investments, LLC (incorporated herein by reference to Exhibit 10.12.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.6
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and L&P Consulting (incorporated herein by reference to Exhibit 10.12.6 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.7
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and Beijing United Power Investment Ltd (incorporated herein by reference to Exhibit 10.12.7 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.8
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and Beijing C&D International Co., Ltd (incorporated herein by reference to Exhibit 10.12.8 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.9
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and TCT Science and Technology Co. Ltd (incorporated herein by reference to Exhibit 10.12.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.10
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and Beijing Sinokosen Investment, Ltd (incorporated herein by reference to Exhibit 10.12.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.12.11
Form of Right of First Refusal and Corporate Opportunities Agreement by and between the Registrant and Shang Hai NengHuan Technology Development Ltd (incorporated herein by reference to Exhibit 10.12.11 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.13
Form of Administrative Services Agreement between the Registrant and Chardan Capital, LLC (incorporated herein by reference to Exhibit 10.13 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.14
Promissory Note, dated May 28, 2008, issued by the Registrant to Chardan Capital, LLC in the amount of $19,934 (incorporated herein by reference to Exhibit 10.14 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

10.15
Promissory Note, dated May 28, 2008, issued by the Registrant to Kerry Propper in the amount of $12,500 (incorporated herein by reference to Exhibit 10.13 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14
Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

23.1	Consent of Jewett, Schwartz, Wolfe & Associates.*

23.2	Consent of Maples & Calder (included in Exhibit 5.1).

24
Power of Attorney (incorporated herein by reference to Exhibit 24 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

99.1
Audit Committee Charter (incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

99.2
Governance and Nominating Committee Charter (incorporated herein by reference to Exhibit 99.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

*	Filed herewith.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHARDAN 2008 CHINA ACQUISITION CORPORATION

By: /s/ Kerry Propper
Name: Kerry Propper
Title: Chief Executive Officer

By: /s/ Xiaosong Zhong
Name: Xiaosong Zhong
Title: Chief Financial Officer

Dated: March 31, 2009

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

INDEX TO AUDITED FINANCIAL STATEMENTS

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chardan 2008 China Acquisitions

We have audited the accompanying balance sheet of Chardan 2008 China Acquisitions as of December 31, 2008 and the related statements of operations, changes in shareholders' equity, and cash flows from February 18, 2008 (inception) through December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chardan 2008 China Acquisitions as of December 31, 2008 and the results of its operations and its cash flows from February 18, 2008 (inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ JEWETT, SCHWARTZ, WOLFE & ASSOCIATES

Hollywood, Florida
March 31, 2009

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

BALANCE SHEETS

ASSETS
December 31,
2008

Current assets:
Cash	$45,413
Total current assets	45,413

Restricted cash equivalents held in trust account	54,564,894

Total assets	$54,610,307

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Loans from related parties	$9,854
Total current liabilities	9,854

Long term liabilities:
Deferred underwriting discounts, net of $770,000 subject to
forfeiture in the event of possible conversion	1,430,000

Total liabilities	1,439,854

Commitments and contingencies

Ordinary shares, subject to conversion (2,406,249 shares at
conversion value of $7.89 per share)	18,985,305

Stockholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none
issued and outstanding	-
Common stock, $0.0001 par value, 60,000,000 shares authorized,
9,166,666 shares issued and outstanding, respectively	917
Additional paid in capital	34,244,020
Accumulated deficit during development stage	(59,789)
Total stockholders’ equity	34,185,148

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$54,610,307

See Accompanying Notes to Financial Statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

For the Period From
February 18, 2008
(inception) to
December 31,
2008

REVENUE	$-

COST OF SALES	-
GROSS PROFIT	-

OPERATING EXPENSES:
Selling, general, and administrative	544,683
Total operating expenses	544,683

OTHER INCOME (EXPENSE):
Interest income	484,894
Net other income	484,894

LOSS BEFORE INCOME TAXES	(59,789)

PROVISION FOR INCOME TAXES	-

NET LOSS	$(59,789)

NET LOSS PER SHARE:
Basic and Diluted	$(0.01)

WEIGHTED-AVERAGE SHARES
Basic and Diluted	9,166,666

See Accompanying Notes to Financial Statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

	Common Stock $.0001 par		Additional	Accumulated	Shareholders'
	Shares	Par Value	Paid in Capital	Deficit	Equity

Beginning Balance at February 18, 2008	-	-	-	-	-

Initial Offering	2,291,666	229	24,771	-	25,000

Sale of common stock	6,875,000	688	33,219,249		33,219,937

Purchase of warrants	-	-	1,000,000	-	1,000,000

Net loss	-	-	-	(59,789)	(59,789)

Ending Balance at December 31, 2008	9,166,666	$917	$34,244,020	$(59,789)	$34,185,148

See Accompanying Notes to Financial Statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

STATEMENT OF CASH FLOWS

For the Period From
February 18, 2008
(inception) to
December 31,
2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(59,789)
Adjustments to reconcile net loss to net cash used in operating activities:
Net cash used in operating activities	(59,789)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from T Bills	(54,564,894)
Net cash used in investing activities	(54,564,894)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	53,230,242.21
Proceeds from deferred financing costs	1,430,000
Net loans from related parties	9,854
Net cash provided by financing activities	54,670,096

NET INCREASE IN CASH AND CASH EQUIVALENTS	45,413
BEGINNING OF PERIOD	-
END OF PERIOD	$45,413

Supplementary disclosure of cash flow information:
Cash paid for interest	$-
Cash paid for taxes	$-

See Accompanying Notes to Financial Statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS OPERATIONS

Chardan 2008 China Acquisition Corp. (the Company) is a newly organized British Virgin Islands exempted company.  The Company has selected December 31st as its year end.  The Company is a blank check company formed for the purpose of acquiring, engaging in a merger, share capital exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination of an unidentified operating business.  The Company intends to focus on identifying a prospective target business having its primary operations in the People’s Republic of China.  Efforts in identifying a prospective target business will not be limited to a particular industry within China.

As of December 31, 2008, the Company has begun searching for prospective businesses; however, for the most part, activities were restricted to filing and establishing the fund. The fund currently holds, in Treasury Bills, a principal sum of $54,564,894.

The registration statement for the Company’s initial public offering (the “Offering”) described in Note 3 was declared effective on August 11, 2008.  The Company consummated the Offering on August 15, 2008 and immediately prior to such Offering, sold an aggregate of 2,000,000 warrants at $.50 per warrant to certain officers and affiliates of the Company in a private placement (the “Private Placement”) described in Note 4.  The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a business combination with one or more operating business having their primary operations in the People’s Republic of China (“Business Combination”).  Net proceeds of $53,300,000 from the Offering and the Private Placement are held in a trust account (“Trust Account”) and will only be released to the Company upon the earlier of: (i) the consummation of a business combination; or (ii) the Company’s liquidation, except to satisfy shareholder conversion rights. The Trust Account includes the deferred underwriting discount from the Offering of up to $2,200,000 which will be paid to the underwriters and upon consummation of a business combination, as described in Note 5.  Additionally, up to an aggregate of $2,900,000, of interest earned on the Trust Account balance (net of taxes paid or payable) may be released to the Company to fund operating activities.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 35% or more of the shares sold in the Offering vote against the business combination and exercise their conversion rights described below, the business combination will not be consummated. All of the Company’s shareholders prior to the Offering, have agreed to vote their pre-initial public offering ordinary shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (“Public Shareholders”) with respect to any business combination. After consummation of a business combination, these voting safeguards will no longer be applicable.

If the Company does not execute a letter of intent, agreement in principle or definitive agreement for a business combination prior to 18 months from the date of the closing of the Offering, the Company’s board will convene, adopt and recommend to its shareholders a plan of dissolution and distribution and file a proxy statement with the SEC seeking shareholder approval for such plan. If, however, a letter of intent, agreement in principle or definitive agreement for a business combination has been executed prior to 18 months from the date of the closing of the Offering, the Company will seek the consummation of that business combination. However, if the Company has entered into a letter of intent, agreement in principle or definitive agreement within 18 months following the closing of the Offering and management anticipates that the Company may not be able to consummate a business combination within the 30 months from the date of the closing of the Offering, the Company may seek to extend the time period within which it may complete its business combination to 36 months, by calling a special (or annual) meeting of shareholders for the purpose of soliciting their approval for such extension (the “Extended Period”). If the Company receives Public Shareholder approval for the Extended Period and holders of 35% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their ordinary shares in connection with the vote for the extended period, the Company will then have an additional 6 months in which to complete the initial business combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a business combination. In the event there is no business combination within the 30-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. The Company’s corporate existence will automatically cease at the end of the 36-month period if the Company has not received shareholder approval for an initial business combination. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the initial public offering price per share in the Offering.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

A Public Shareholder’s election to convert ordinary shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote the shares that have been converted against the Extended Period and exercise their conversion rights will not be able to vote these shares with respect to the initial business combination. All other Public Shareholders will be able to vote on the initial business combination.

With respect to a business combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the business combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their ordinary shares would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account (including interest therein), calculated as of two business days prior to the consummation of the proposed business combination or vote on Extended Period, divided by the number of shares of common stock held by Public Shareholders at the closing of the Offering.

Note 2 — Summary of Significant Accounting Policies

Basis of presentation:

The accompanying balance sheet is presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the accounting rules and disclosure regulations of the Securities and Exchange Commission (SEC).

Use of estimates:

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments:

The fair values of the Company’s assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosure About Fair Value of Financial Instruments,” approximate the carrying amounts represented in the accompanying balance sheet.

Cash and cash equivalents:

The Company considers all highly-liquid investments with original maturities of three months or less when acquired to be cash equivalents.  Cash and cash equivalents at December 31, 2008 principally consist of cash held in a bank account.

Restricted cash equivalents held in the trust account:

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in securities of the United States Government. As of December 31, 2008, Chardan has approximately $54,565,000 held in U.S. Treasuries.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $100,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Income taxes:

Under current British Virgin Islands (BVI) laws, the Company is not subject to income taxes, or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders. In the future, the Company’s tax rate will be impacted by acquisitions of non-BVI subsidiaries governed by the respective local income tax laws. Accordingly, no provision for income taxes has been made in the accompanying balance sheet.

Ordinary shares subject to conversion:

As discussed in more detail in Note 1, the Company will only proceed with a Business Combination if (1) it is approved by a majority of the votes cast by the Company’s public shareholders and (2) public shareholders holding less than 35% (2,406,249) of the shares of ordinary shares sold in the Offering exercise their conversion rights, which allows the public shareholders to receive their per share interest in the Trust Account.  Accordingly, the Company has classified 2,406,249 shares of its ordinary shares outside of permanent equity as “Ordinary shares subject to conversion,” at an initial conversion price of $7.89 on December 31, 2008 for a total of $18,985,305.  The Company will recognize changes in the conversion value as they occur and will adjust the carrying value of the ordinary shares subject to conversion to be equal to its conversion value at the end of each reporting period.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” The FSP clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion.  The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized.  The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations.  The FSP requires retrospective application to the terms of instruments as they existed for all periods presented.  The FSP is effective for fiscal years beginning after December 15, 2008 and early adoption is not permitted.  The Company is currently evaluating the potential impact of FSP APB 14-1 upon its financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles.”  SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".  The implementation of this standard will not have a material impact on the Company's financial position and results of operations.

Delay in Effective Date

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company’s financial condition or results of operations.

Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115,” which becomes effective for the Company on February 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The election of this fair-value option did not have a material effect on its financial condition, results of operations, cash flows or disclosures.

Fair Value Measurements
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements.”  SFAS No. 157 provides guidance for using fair value to measure assets and liabilities.  SFAS No. 157 addresses the requests from investors for expanded disclosure about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and was adopted by the Company in the first quarter of fiscal year 2008. There was no material impact on the Company’s results of operations and financial condition due to the adoption of SFAS No. 157.

NOTE 3 - UNITED STATES TREASURIES

Funds held in the Continental Trust account, as per the Trust agreement, were used to purchase    Six month Treasury bonds, on September 4, 2008, at an aggregate price of $54,293,941.  The bonds matured on February 26, 2009 with a face value of $54,810,000, representing an implied yield of 1.9927%. Due to the nature of the Treasury bonds, there are no coupon payments.

Subsequent to the initial purchase of the Treasury bonds, Chardan sold the principal sum of Treasury Bills on the open market for total proceeds of $54,784,894. Chardan then reinvested the proceeds, less amounts representing working capital, in the principal sum of $54,564,894 to mature on January 2, 2009.

NOTE 4 - PUBLIC OFFERING

On August 15, 2008, the Company sold 6,875,000 units, in the Offering at a price of $8.00 per unit. Each unit consists of one share of the Company’s ordinary shares, $0.0001 par value, and one warrant.  Each warrant will entitle the holder to purchase from the Company one share of the Company’s ordinary shares at an exercise price of $5.00 per share commencing on later of: (i) the consummation of the business combination, or (ii) August 11, 2009.  The warrants will be exercisable only if the Company continues to provide for an effective registration statement covering the shares of ordinary share issuable upon exercise of the warrants.  In no event will the holder of a warrant be entitled to receive a net cash settlement or other consideration in lieu of physical settlement in shares of the Company’s ordinary shares.

The warrants expire on August 11, 2012, unless earlier redeemed.  The warrants included in the units sold in the Offering are redeemable, at the Company’s option, in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares exceeds $10.00 per share for any 20 trading days within a 30-trading day period ending three business days prior to the notice of redemption being sent out.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

The warrants are classified within shareholders’ equity since, under the terms of the warrants, the Company cannot be required to settle or redeem them for cash.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has agreed to pay Chardan Capital, LLC, a company owned and managed by the Company’s Chairman of the Board, $7,500 per month for office space and general and administrative services including secretarial support commencing on the date of the prospectus and continuing until (i) the consummation by the Company of a business combination (as described in Note 1), (ii) February 11, 2011, (iii) the date on which the Company ceases its corporate existence in accordance with its amended and restated memorandum and articles of incorporation.

Certain officers and directors, and their affiliates, purchased an aggregate of 2,000,000 warrants at a price of $0.50 per warrant ($1,000,000 in the aggregate) in a private placement immediately prior to the initial public offering (“private placement warrants”). The proceeds from the sale of the private placement warrants were added to the proceeds from the Offering held in the Trust Account pending the Company’s consummation of a Business Combination. If the Company does not complete a Business Combination that meets the criteria described in the Offering, then the $1,000,000 purchase price of the private placement warrants will become part of any liquidating distribution to the Company’s public shareholders following the Company’s liquidation and dissolution and the private placement warrants will expire worthless.

The private placement warrants have terms and provisions that are identical to the warrants sold in the Offering with the following exceptions:  (i) The private placement warrants do not have a claim to the funds held in the trust account, (ii) the private placement warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed on or before the date of this prospectus, (iii) the private placement warrants will be non-redeemable so long as they are held by the initial holders or their permitted assigns and (iv) the private placement warrants are exercisable on a “cashless” basis at any time after the later to occur of a business combination or one year from the date of the Prospectus.

The sale of private placement warrants did not result in the recognition of stock based compensation expense because the private placement warrants were sold at or above fair market value.

One of the Company’s founders had provided to the Company advances totaling $32,434 to pay expenses of the Offering for the SEC registration fee, FINRA registration fee, and accounting and legal fees and expenses. The loan does not bear interest and has been partially repaid as of December 31, 2008, with a remaining balance of $9,854.

NOTE 6 - COMMITMENTS AND UNDERWRITERS’ COMPENSATION

The Company paid to the underwriters a $1,100,000 underwriting discount, representing 2.0% of the public Unit offering price, at the closing of the Offering.  The Company is committed to pay up to an additional $1,100,000 toward the remaining deferred underwriting discount and $1,100,000 in non-accountable expenses currently held in the Trust Account, representing an additional 4.0% fee, payable upon the Company’s consummation of a Business Combination.    This deferred underwriting discount is shown as a long term liability on the balance sheet and is net of $770,000, which represents amounts that would be forfeited by the underwriter in the event of a possible conversion of the Ordinary Shares as indicated in Note 2.

The Company also issued and sold to the underwriters on the closing date an option, as an additional compensation to purchase up to an aggregate of 137,500 units for an aggregate purchase price of $100. These Options shall be exercisable, in whole or in part, commencing on the later of the consummation of a Business Combination or one year from the effective date of the registration (August 11, 2008) and expiring on August 11, 2013 at an initial exercise price per Unit of $8.80.

The Company has determined based upon a Black-Scholes option pricing formula, that the estimated fair value of the option on the date of sale would be approximately $1.95 per unit or an aggregate of approximately $268,616, assuming an expected of five years, volatility of 30.87% and a risk-free interest rate of 2.5%. Given the parameters used in the computation of the value of the option change over time, the actual fair value of the option on the date of sale is expected to be different from the estimated fair value computed above.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

The volatility calculation of 30.87% is based on the review of trading prices of the public warrants of 24 blank check companies that are comparable to the Company (i) each having completed an initial public offering of $100 million or less (ii) each currently seeking an acquisition and (iii) collectively with a median average closing price for their public warrants of approximately $.50 over a six month period.  Because Company does not have a trading history, the Company estimated the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company used the annualized volatility of the historical volatilities for a period of time equal in length to the term of the option because the Company believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s common stock post-Business Combination. Although an expected life of five years was taken into account for purposes of assigning value to this option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless.

Pursuant to Rule 2710(g) (1) of FINRA Conduct Rule, the option to purchase 137,500 units is deemed to be underwriting compensation and therefore upon exercise, the underlying shares and warrants are subject to a 180-day lock-up. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of the Proposed Offering.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This interim report on Form 6-K contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Such forward-looking statements include statements regarding, among others, our: (a) expectations about possible business combinations, (b) growth strategies, (c) future financing plans, and (d) anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this interim report. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under the section entitled “Risk Factors” herein. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	our status as a development stage company;

•	our liquidation prior to a business combination;

•	the reduction of the proceeds held in the trust account due to third party claims;

•	our selection of a prospective target business or asset;

•	our issuance of our share capital or incurrence of debt to complete a business combination;

•	delisting of our securities from the Nasdaq Capital Market or the ability to have our securities listed on the Nasdaq Capital Market following our initial business combination;

•	our ability to consummate an attractive business combination due to our limited resources and the significant competition for business combination opportunities;

•	conflicts of interest of our officers and directors;

•	potential current or future affiliations of our officers and directors with competing businesses;

•	our ability to obtain additional financing if necessary;

•	the control by our existing shareholders of a substantial interest in us;

•	the adverse effect the outstanding warrants and options may have on the market price of our ordinary shares;

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

•	the existence of registration rights with respect to the securities owned by our existing shareholders;

•	the lack of a market for our securities;

•	our being deemed an investment company;

•	our dependence on our key personnel;

•	our dependence on a single company after our business combination;

•	business and market outlook;

•	our growth as a whole;

•	our and our customers’ business strategies;

•	environmental, permitting and other regulatory risks;

•	foreign currency fluctuations and overall political risk in foreign jurisdictions;

•	our operating and capital expenditures;

•	our competitive position;

•	outcomes of legal proceedings;

•	expected results of operations and/or financial position;

•	future effective tax rates; and

•	compliance with applicable laws and regulations in the U.S., China, the British Virgin Islands and elsewhere as applicable.

Any forward-looking statement made by us in this interim report speaks only as of the date on which we make it, and is expressly qualified in its entirety by the foregoing cautionary statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Overview

Chardan 2008 China Acquisition Corp. is a newly incorporated British Virgin Islands business company with limited liability. We are a blank check company formed for the purpose of acquiring, engaging in a merger, share exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with an unidentified operating business (a “Business Combination”).

We have a period of 18 months from the consummation of our initial public offering (the “IPO”) to effect our Business Combination, with an additional twelve-month period (for a total of 30 months) if a letter of intent, agreement in principle or definitive agreement has been executed within such 18 month period but as to which the combination is not yet complete. Further, if we have entered into a letter of intent, agreement in principle or definitive agreement within such 18 month period, we may, prior to the expiration of the 30 month period, call a meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our Business Combination by an additional 6 months to avoid being required to liquidate (the “Extended Period”). If the Extended Period is approved by our shareholders we would have a total of 36 months from the consummation of the IPO to complete a Business Combination.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

We intend to focus on identifying a target business having its primary operations in the People’s Republic of China, but our efforts will not be limited to a particular industry. To date, our efforts have been limited to organizational activities, completion of our IPO and the evaluation of possible Business Combinations, none of which is yet probable to occur.

Financing History

We consummated an IPO of 6,875,000 units (the “Units”) on August 15, 2008. Each Unit consists of one ordinary share, $0.0001 par value per share (the “Public Ordinary Shares”) and one warrant (the “Public Warrants”) entitling the holder to purchase one Public Ordinary Share at a price of $5.00. The Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $55,000,000. The Public Warrants will become exercisable on the later of: (i) the completion of a Business Combination; or (ii) August 11, 2009, and will expire on August 11, 2012, or earlier upon redemption or our liquidation.

Prior to the consummation of the IPO, we had issued 2,291,666 insider units (the “Insider Units”), each consisting of one ordinary share (the “Insider Ordinary Shares”) and one warrant (the “Insider Warrants”) to certain of our officers, directors and existing shareholders at a price of $0.01091 per Insider Unit, generating gross proceeds of $25,000.  The holders of the Insider Ordinary Shares have agreed to vote such shares in the same manner as the majority of the Public Ordinary Shares included in the Units sold in the IPO. The terms of the Insider Warrants are identical to those of the Public Warrants.

Additionally, prior to the consummation of the IPO, certain of our officers, directors and existing shareholders purchased 2,000,000 warrants from us at a price of $0.50 per warrant (the “Private Placement Warrants”) in a private placement (the “Private Placement”), generating gross proceeds of $1,000,000. The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the IPO, except that the Private Placement Warrants are non-redeemable and may be exercised on a “cashless” basis on the later of: (i) the completion of a Business Combination; or (ii) August 11, 2009, and they will expire on August 11, 2012, or earlier upon our liquidation.

The sale of the Insider Ordinary Shares, the Units in the IPO and the Private Placement Warrants generated gross proceeds to the Company in the aggregate amount of $56,025,000. We intend to use the proceeds from those issuances, less offering expenses (both paid and deferred) and the expenses of operations, an aggregate of $52,200,000 (the “Net Proceeds”), to engage in a Business Combination with a business that has its principal operations in the People’s Republic of China.  Our efforts will not be limited to a particular industry in China.

The Net Proceeds (together with deferred offering expenses) have been deposited into a trust account (the “Trust Account”) at JPMorgan Chase, London branch, maintained by Continental Stock Transfer & Trust Company acting as trustee. The holders of the Insider Ordinary Shares have waived their right to receive any share of the Trust Account upon distribution of the funds in the event we fail to consummate a Business Combination.  The holders of the Public Warrants, Insider Warrants and Private Placement Warrants have no right to receive any share of the Trust Account upon distribution of the funds in the event we fail to consummate a Business Combination, in which event the Public Warrants, Insider Warrants and Private Placement Warrants will expire worthless.

Result of Operations

For the period from February 19, 2008 (inception) to December 31, 2008, we had net income/(loss) of ($59,789), which consisted of interest income of $484,894 earned on the Trust Account investment of $54,564,894, offset by filing fees of $87,471, $65,000 for D&O insurance, $172,616 for travel-related expenses, and other miscellaneous administrative fees.

Liquidity and Capital Resources

The funds held in the Trust Account are available for use only to: (i) engage in a Business Combination; (ii) redeem up to one ordinary share less than 35% of the Public Ordinary Shares that are voted against the Extended Period if the Extended Period is approved; (iii) redeem up to one ordinary share less than 35% of the Public Ordinary Shares that are voted against a Business Combination if the Business Combination is approved and completed; or (iv) distribute to the holders of the Public Ordinary Shares in the event we fail to complete a Business Combination and liquidate and dissolve, subject to the following exceptions:

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

-	Payment of taxes due;
-
Distribution of interest earned on the Net Proceeds in the Trust Account for our use as working capital in identifying and evaluating a target business and in negotiating and consummating a Business Combination with such target business; and

-	Payment of deferred offering expenses to the underwriters of the IPO.

At December 31, 2008, we had cash outside of the Trust Account of approximately $45,413. We anticipate using these funds to cover expenses incurred in identifying, evaluating and performing due diligence with respect to a prospective target business or businesses, as well as legal, accounting and other expenses associated with structuring, negotiating and documenting a Business Combination. We will also incur regular expenses to meet our obligations under applicable securities laws, to maintain directors’ and officers’ insurance coverage and to pay a monthly $7,500 administrative expense to Chardan Capital, LLC, an affiliate of Li Zhang, chairman of our board of directors.

Although interest rates may fluctuate, which could affect the amount of working capital available to us, we believe that we will have sufficient working capital available to operate for the twelve months that began January 1, 2009.  If the funds that we are entitled to withdraw from the Trust Account are insufficient to cover our expenses, we may be required to raise additional capital, the amount, availability and cost of which cannot be ascertained at present.  In such an event, we could seek additional capital through loans or additional investments from our directors and officers, but none of which is under any obligation to advance funds to, or invest in, us. Any interest income not used to fund working capital requirements will be remain the property of the Company and will be available as additional consideration payable in connection with a Business Combination.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Cash and cash equivalents. We consider all highly liquid investments, including short-term money market instruments with original maturities of three months or less when purchased, to be cash equivalents.