Form 20-F
DJSP Enterprises, Inc.
filed 2010-01-22
CIK 1436612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 (Mark one)
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: January 15, 2010 for the transition period from __________ to ___________

Commission file number:  001-34149

DJSP Enterprises, Inc.
________________________________
(Exact name of the Registrant as specified in its charter)

British Virgin Islands
_____________________________
(Jurisdiction of incorporation or organization)

900 South Pine Island Road , Suite 400
Plantation, Florida 33324
___________________________
(Address of principal executive offices)

Kumar Gursahaney; Tel: (954) 233-8000 ext. 2024; Fax: (954) 233-8570
900 South Pine Island  Road , Suite 400; Plantation, Florida 33324
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

UNITS, EACH CONSISTING OF ONE ORDINARY SHARE AND ONE WARRANT	The NASDAQ Stock Market LLC

ORDINARY SHARES	The NASDAQ Stock Market LLC

WARRANTS TO PURCHASE ONE ORDINARY SHARE	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

On January 15, 2010, the registrant had 10,663,866 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes	☐ No

Item 10.	Additional Information	8
A.	Share capital	8
B.	Memorandum and articles of association	8
C.	Material contracts	9
D.	Exchange controls	9
E.	Taxation	9
F.	Dividends and paying agents	9
G.	Statement by experts	9
H.	Documents on display	9
I.	Subsidiary Information	10

Item 11.	Quantitative and Qualitative Disclosure About Market Risk	10

Item 12.	Description of Securities Other Than Equity Securities	10

	PART III

Item 17	Financial Statements	10

Item 18.	Financial Statements	10

Item 19	Exhibits	10

Signatures		12

CERTAIN INFORMATION

In this Shell Company Report on Form 20-F (the “Report”), unless otherwise indicated, “we,” “us,” “our,” and “the Company” refers to DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.), a British Virgin Islands company, and its subsidiaries subsequent to the Business Combination referred to below.  Unless the context indicates otherwise, all references to “DAL” in this Report refer to DAL Group, LLC, a subsidiary of the Company and the entity through which the operating business is held, and its subsidiaries, including DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC. The “Business Combination” refers to the acquisition by the Company of a controlling interest in DAL, which transaction was consummated on January 15, 2010.

FORWARD-LOOKING STATEMENTS

This Report contains ‘‘forward-looking statements’’ that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are ‘‘forward-looking statements’’ including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘could’’, ‘‘would’’, ‘‘predicts’’, ‘‘potential’’, ‘‘continue’’, ‘‘expects’’, ‘‘anticipates’’, ‘‘future’’, ‘‘intends’’, ‘‘plans’’, ‘‘believes’’, ‘‘estimates’’ and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Information about DAL LLC,” and “DAL Management’s Discussion and Analysis or Plan of Operations” and elsewhere in this Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Our directors and executive officers immediately after the consummation of the Business Combination are described in the Company’s Proxy Statement, filed under cover of Form 6-K with the Securities and Exchange Commission (the “Commission”) on December 29, 2009 (the “Proxy Statement”) in the section entitled “Directors and Management” beginning on page 149, which is incorporated herein by reference. The business address of each director and executive officer is 900 South Pine Island Road , Suite 400, Plantation, Florida 33324.

On January 11, 2010, the Company’s shareholders elected David J. Stern, Kumar Gursahaney, Juan V. Ruiz, Matthew S. Kayton, Mark P. Harmon, Nicholas H. Adler, and Jerry Hutter as directors of the Company, with such appointments to take effect upon consummation of the Business Combination.

On January 15, 2010, the board of directors of the Company made the following appointments: David J. Stern as Chairman of the Company’s board of directors, President, and Chief Executive Officer, and Kumar Gursahaney as Executive Vice President and Chief Financial Officer.

B.	Advisers

Loeb & Loeb LLP has acted as the Company’s principal United States legal counsel. Loeb & Loeb LLP’s address is 345 Park Ave., New York, NY 10154. Maples & Calder has acted as the Company’s principal British Virgin Islands legal counsel. Maples & Calder’s address is Sea Meadow House, PO Box 173; Road Town; Tortola VG1110; British Virgin Islands.

C.	Auditors

Information regarding the Company’s auditors is described in the Proxy Statement in the section entitled “Directors and Management–Independent Auditor” on page 152, which is incorporated herein by reference.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.  Selected financial data

Financial information regarding the Company is included in the Proxy Statement in the section entitled “Selected Historical Financial Information” beginning on page 44, and “Unaudited Pro Forma Combined Financial Statements” beginning on page 139, which are incorporated herein by reference.

B.  Capitalization and Indebtedness

The capitalization of the Company is included in the Proxy Statement in the section entitled “Capitalization of Chardan 2008 China Acquisition Corp.” on page 138, which is incorporated herein by reference.

C.  Reasons for the Offer and Use of Proceeds

Not required.

D.  Risk factors

The risks associated with DAL’s business are described in the Proxy Statement in the section entitled “Risk Factors” beginning on page 30 and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

The Company was a blank check company formed in the British Virgin Islands on February 19, 2008 for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar business combination with an unidentified operating business. The Company consummated its initial public offering on August 11, 2008 and generated gross proceeds of  approximately $55,000,000.00.

On January 11, 2010, the Company’s shareholders approved the Business Combination and related transactions. The holders of 2,800 of the Company’s ordinary shares voted against the Business Combination and redeemed their shares for a pro rata portion of the Company’s trust account.

On January 15, 2010, the Company acquired a controlling interest in DAL in exchange for $52,477,047 in cash. In particular, the Company acquired 10,663,866 DAL Common Units and warrants to acquire 11,441,666 Common Units (the “DAL Warrants”).

Concurrently with the Business Combination, the Law Offices of David J. Stern (“DJS”), Professional Title and Abstract Company of Florida, Inc. (“PTA”) and Default Servicing, Inc. (“DSI”) (collectively, the “Stern Contributors”) transferred all of the non-legal business and assets of DJS, DSI and PTA (the “Stern Contributors’ Contribution”) to DJS Processing, LLC (“DJS LLC”), Default Servicing, LLC (“DSI LLC”) and Professional Title and Abstract Company of Florida, LLC (“PTA LLC”), respectively. In consideration for their contribution of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL, the Stern Contributors received from DAL the following (the “Consideration”):

•	$58,500,080 in cash (the “Initial Cash”);

•	$52,469,000 in a promissory note issued by DAL (the “Stern Note”);

•	1,200,000 DAL Common Units (the “Stern DAL Common Units”);

•	1,666,667 DAL Series A Preferred Units (the “Stern DAL Series A Preferred Units”);

•	3,133,333 DAL Series B Preferred Units (the “Stern Series B Preferred Units”); and

•	The right to receive $35 million in Post-Closing Cash (defined in Item 5 below).

Following the Business Combination, the existing members of DAL, FlatWorld DAL LLC (“FlatWorld”) and Fortuna Capital Partners LP (“Fortuna”), hold (i) an aggregate of 1,500,000 Common Units of DAL and (ii) an aggregate of 766,667 Series B Preferred Units in DAL.

The Business Combination followed the favorable vote of the public shareholders of the Company in accordance with the SPAC business combination approval procedures established at the time of the Company’s initial public offering. In connection with the Business Combination, the Company changed its name from “Chardan 2008 China Acquisition Corp.” to “DJSP Enterprises, Inc.” The Company’s principal offices are located at 900 South Pine Island Road, Suite 400, Plantation, Florida 33324.

Concurrently with the Business Combination, the Company consummated a private placement of 1,500,000 ordinary shares of the Company for aggregate proceeds of $10,250,000, which proceeds formed a part of the Business Combination consideration. As a result, following the Business Combination and private placement, the Company had a total of 10,663,866 ordinary shares outstanding.

B.Business Overview

The business of DAL is described in the Proxy Statement in the section entitled “Information about DAL LLC” beginning on page 93, and the business of the Company is described in the Proxy Statement in the section entitled “Information about Chardan 2008” beginning on page 133, which are incorporated herein by reference.

C.  Organizational Structure

The Company’s organizational structure is described in the Proxy Statement in the section entitled “Information about DAL LLC” beginning on page 93, which is incorporated herein by reference.

D.  Property, plant and equipment

The facilities of the Company are described in the Proxy Statement in the section entitled “Information about DAL LLC—Operations & Facilities” on page 116 and “Information about Chardan 2008—Facilities” on page 135, which are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of DAL and the Company is described in the Proxy Statement in the sections entitled “DAL Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Target Business” beginning on page 124 and “Chardan 2008 Management’s Discussion and Analysis or Plan of Operations” beginning on beginning on page 136, which are incorporated herein by reference. In the Company’s opinion, its working capital is sufficient for its present requirements.

In connection with the Business Combination, the Company issued the following notes on January 15, 2010:

•	A note in the amount of $52,469,000.00 issued to DJS (the “Stern Deferral Note”) which has an interest rate of 3.0% per annum and a maturity date of 36 months after January 15, 2010;

•
Notes in the aggregate amount of $1,100,000.00 relating to deferred compensation issued to the underwriters of the Company’s initial public offering which have an interest rate of 5% per annum and are payable upon the earlier of (i) the one year anniversary of the repayment of the Stern Note, or (ii) January 15, 2012;

•
A note in the aggregate amount of $500,000.00 relating to certain deferred compensation owing by the Company to Rodman & Renshaw, LLC which has an interest rate of 5% per annum and is payable upon the earlier of (i) the one year anniversary of the repayment of the Stern Note, or (ii) January 15, 2012;

•
A note in the amount of $250,000 relating to deferred compensation owing by the Company to Chardan Capital Markets, LLC which has an interest rate of 5% per annum and is payable upon the earlier of (i) the one year anniversary of the repayment of the Stern Note, or (ii) January 15, 2012; and

•
Notes in the aggregate amount of $15,188,735.97 relating to a senior financing facility entered into in connection with the Business Combination and which  have interest rates of 15% per annum and are payable by January 15, 2011.

The Stern Contributors are entitled to be paid $35,000,000 in cash after the closing of the Business Combination (the “Post-Closing Cash”). The Post-Closing Cash must be paid in full no later than the fifth anniversary of the closing. The principal source of the funds to pay the Post-Closing Cash will be approximately 90% of the proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note. To the extent that the Post-Closing Cash is not paid within 180 days of the closing of the Business Combination, a late fee of 0.25% per month will be added to the outstanding balance of Post-Closing Cash due until paid in full. In that event, DAL will also utilize approximately 90% of its free cash flow, together with any remaining proceeds from the exercise of the  DAL Warrants, to pay the Post-Closing Cash. To the extent that the Post-Closing Cash has not been paid in full by the eighteen month “anniversary” of the closing of the Business Combination, 0.67% per month will be added to the outstanding balance of the Post-Closing Cash due until paid in full.

The payment of the Stern Note and the Post-Closing Cash are guaranteed by each of DJS LLC, PTA LLC and DSI LLC and secured by all of the assets of DAL, DJS LLC, PTA LLC and DSI LLC.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and senior management

The Company’s directors and executive officers immediately after the consummation of the Business Combination are described in the Proxy Statement in the section entitled “Directors and Management” beginning on page 149, which is incorporated herein by reference.

Reference is also made to the disclosure set forth under the section entitled “Item 1–Identity of Directors, Senior Management, and Advisers–Directors and Senior Management” in this Form 20-F, which is incorporated herein by reference.

B.  Compensation

The compensation of the executive officers and directors of the Company is described in the Proxy Statement in the sections entitled “Directors and Management—Board Compensation” on page 152, and “Directors and Management—Executive Compensation”, beginning on page 152, and “Information about DAL LLC–Management–Stern Employment Agreement” beginning on page 122, which are incorporated herein by reference.

On January 18, 2010, the Compensation Committee granted share options under the Company’s 2009 Equity Incentive Plan to (i) its non-employee directors to acquire an aggregate of 37,000 ordinary shares of the Company (7,000 to each of Messrs. Hutter, Ruiz, Harmon and Adler and 9,000 to Mr. Kayton) and (ii) certain employees of DAL, DJS LLC, PTA LLC and DJS LLC to acquire an aggregate of 664,800 ordinary shares of the Company. The exercise price for the share options is $8.85, the closing price of the Company’s ordinary shares on the prior trading day.  The non-employee director share options become exercisable one year after the date of grant or, if earlier, their removal as a director or failure to be renominated or reelected as a director. The employee share options become exercisable in three equal annual installments. The share options are nonqualified stock options, become exercisable upon certain changes in control of the Company and DAL, and will terminate 10 years after the date of grant or, if earlier, three months after termination of employment (one year if termination is due to death or disability).

C.  Board Practices

A description of the term of each member of the board of directors is included in the Supplement to Proxy Statement filed under cover of Form 6-K with the Commission on January 7, 2010, in the section entitled “Voting Information, Election of Directors and Amendment Proposal”. Details regarding David J. Stern’s employment agreement with the Company, which provides for benefits upon termination of employment, is included in the Proxy Statement in the section entitled DAL LLC–Management–Stern Employment Agreement” beginning on page 122, which is incorporated herein by reference. Other than David J. Stern, no director of the Company has a contract with the Company or any of its subsidiaries providing for benefits upon termination of employment and pursuant to the terms of the share options granted to the non-employee directors of the Company.

The Company’s audit committee consists of Jerry Hutter (chair), Juan V. Ruiz, and Matthew S. Kayton. The Company’s compensation committee consists of Mark P. Harmon (chair), Nicholas H. Adler, and Matthew S. Kayton.

D.Employees

The Company has approximately 1,000 individuals working for it, none of whom is represented by a labor union.

E.  Share Ownership

See Item 7A.

On January 11, 2010, the Company’s shareholders approved the Chardan 2008 China Acquisition Corp. 2009 Equity Incentive Plan, which took effect upon consummation of the Business Combination, which reserved up to 1,570,000 ordinary shares in the Company for issuance to the Company’s directors, employees, and consultants, as further described in the Proxy Statement in the section entitled “Proposal to Approve the Equity Incentive Plan,” beginning on page 81, which is incorporated herein by reference.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major shareholders

The following table sets forth certain information regarding our ordinary shares as of January 15, 2010 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

The column entitled “Number of Ordinary Shares Beneficially Owned (excluding Shares Beneficially Owned through Voting Agreement)” does not include shares subject to the Voting Agreement (as defined below) which the person would not have an interest in but for the Voting Agreement.

As of January 15, 2010, there were a total 10,663,866 ordinary shares outstanding. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Pursuant to the terms of the Voting Agreement dated January 15, 2010 (the “Voting Agreement”) by and among David J. Stern, DJS, PTA, DSI, Flatworld, Jeffrey Valenty, Nagina, the Company, and certain shareholders of the Company who are signatories thereto, the parties to the Voting Agreement other than the Company agree to vote all of the ordinary shares held by them in favor of four nominees to the Company’s Board of Directors designated by Mr. Stern (each a “Stern Designee”), two nominees designated by the Principals (each a “Principal Designee”) and Juan V. Ruiz (the “DAL Nominee”). The Voting Agreement also allows the holders of the DAL Common Units and the Series A Preferred Units (other than Chardan 2008), to designate, after the date upon which such holders have the right to exchange such units for ordinary shares, by majority vote, a number of nominees to the Company’s Board of Directors based on their ownership percentage of the Company, assuming their DAL Common Units and Series A Preferred Units were exchanged for ordinary shares.  The Principals are able to nominate one independent Board nominee as long as they still hold ordinary shares representing 5% of the Company’s outstanding shares. The term of the Voting Agreement is five years from the closing of the Business Combination, or shorter in certain other events, including: a liquidation; the occurrence of a merger or similar transaction in which the Company is not the surviving entity; after the Post-Closing Cash has been paid in full, termination of Mr. Stern’s employment by the Company and all of its affiliates; or the termination of the services agreement between DJS and DJS LLC or any agreement succeeding it.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned (excluding Shares Beneficially Owned through Voting Agreement)	Percentage of Ownership	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
David J. Stern (2)	-0-	-0-	4,151,666(6)	33.15%
Kumar Gursahaney	-0-	-0-	-0-	-0-
Juan V. Ruiz	-0-	-0-	-0-	-0-
Matthew S. Kayton	-0-	-0-	-0-	-0-
Mark P. Harmon	-0-	-0-	-0-	-0-
Nicholas H. Adler	-0-	-0-	-0-	-0-
Jerry Hutter	-0-	-0-	-0-	-0-
All Directors and Officers as a Group	-0-	-0-	-0-	-0-
Kerry Propper (3)	680,875	6.17%	4,151,666(6)	33.15%
Royale Holdings(4)	661,693	6.21%	4,151,666(6)	33.15%
Platinum Partners Value Arbitrage Fund LP(5)	875,714	8.21%	-0-	-0-

(1) Unless otherwise indicated, the business address of each of the individuals is 900 South Pine Island Road , Suite 400, Plantation, Florida 33324.

(2) Consists of ordinary shares owned by the parties to a Voting Agreement (the “Voting Agreement”) with Mr. Stern and DJS, PTA and DSI,  entities wholly owned by Mr. Stern. Mr. Stern has shared voting power over these shares, but no investment power over these shares.

(3) Consists of (i) 302,907 ordinary shares, and (ii) 377,968 ordinary shares underlying warrants, which warrants became exercisable on January 15, 2010 at an exercise price of $5.00 per share, and expire on 5:00 p.m., New York City time, on August 11, 2012. Kerry Propper’s business address is c/o Chardan Capital Markets, LLC; 17 State Street; Suite 1600; New York, NY 10004.

(4) Consists of 661,693 ordinary shares. Michael Walas has voting and investment control over the ordinary shares owned by Royale Holdings. Royale Holdings’ address is c/o Chardan Capital, LLC, 402 W. Broadway, Suite 2600, San Diego, CA.

(5) Consists of (i) 590,000 ordinary shares held by Platinum Partners Value Arbitrage Fund LP, and (ii) 285,714 ordinary shares held by Platinum Partners Liquid Opportunity Master Fund L.P. The information relating to Platinum Partners Value Arbitrage Fund LP is derived from a Schedule 13G/A dated December 31, 2008, filed by such entity with the Securities and Exchange Commission. The business address of Platinum Partners Value Arbitrage Fund LP is 152 West 57th Street, 4th Floor, New York, NY 10019.

(6) Consists of ordinary shares and ordinary shares underlying warrants, which warrants became exercisable on January 15, 2010 at an exercise price of $5.00 per share, and expire at 5:00 p.m., New York City time, on August 11, 2012, owned by the following parties to the Voting Agreement as indicated (the “Principals”): Kerry Propper (see footnote 3), Steve Urbach (136,713 ordinary shares and 170,590 ordinary shares underlying the warrants), Jonas Grossman (81,296 ordinary shares and 101,442 ordinary shares underlying the warrants), George Kaufman (27,708 ordinary shares and 0 ordinary shares underlying the warrants), Todd Gold (5,542 ordinary shares and 0 ordinary shares underlying the warrants), Jiangnan Huang (261,427 ordinary shares and 220,000 ordinary shares underlying the warrants), Royale Holdings (see footnote 5), Dr. Richard D. Propper (186,528 ordinary shares and 400,000 ordinary shares underlying the warrants), Paula Beharry (130,713 ordinary shares and 30,000 ordinary shares underlying the warrants), Daniel Beharry (130,713 ordinary shares and 70,000 ordinary shares underlying the warrants), Li Zhang (130,713 ordinary shares and 400,000 warrants), Li Ping He (130,713 ordinary shares and 0 ordinary shares underlying the warrants), Li Gong (25,000 ordinary shares and 30,000 ordinary shares underlying the warrants), Dr. Jianjun Shi (25,000 ordinary shares and 30,000 ordinary shares underlying the warrants), Xiaosong Zhong (25,000 ordinary shares and 30,000 ordinary shares underlying the warrants), Carman Ramirez (20,000 ordinary shares and 0 ordinary shares underlying the warrants), Edward Carter (5,000 ordinary shares and 0 ordinary shares underlying the warrants, Ida Carter (5,000 ordinary shares and 0 ordinary shares underlying the warrants). Other parties to the Voting Agreement include Mr. Stern, DJS, PTA, DSI, FlatWorld DAL, LLC, Jeffrey Valenty, Nagina Partners LLC, none of whom own ordinary shares or securities that are exercisable or convertible into ordinary shares within 60 days. They own DAL Common Units and Series A Preferred Units that are exchangeable for ordinary shares beginning January 15, 2011. The parties to the Voting Agreement share voting power over these shares, but not investment power over these shares.

B.Related Party Transactions

Related party transactions of the Company and DAL are described in the Proxy Statement in the section entitled “Certain Relationships and Related Transactions” beginning on page 154, and in the financial statements on pages F-10, F-18 and F-30, which are incorporated herein by reference.

C.  Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information.

See Item 18.

B.  Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

The Company’s ordinary shares, warrants and units are traded on Nasdaq, under the symbols DJSP, DJSPW, and DJSPU, respectively. Each of the Company’s units consists of one ordinary share and one warrant to purchase an additional ordinary share. The Company’s ordinary shares, warrants and units have been quoted since August 25, 2008.

Information about the market price of our units, common stock and warrants prior to the Business Combination, including quarterly highs and lows, is described in the Proxy Statement in the section entitled “Price Range of Securities and Dividends” on page 45 and incorporated herein by reference. The following table includes information of the high and low market prices for the last two years and for the last six months:

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Annual Highs and Lows
2009	$9.50	$6.54	$4.25	$0.06	$13.41	$6.71
2008	$8.00	$6.11	$1.63	$0.09	$10.00	$5.96

Monthly Highs and Lows
2009
July	$7.55	$7.34	$0.84	$0.35	$8.14	$7.51
August	$8.30	$7.45	$0.88	$0.34	$8.17	$7.51
September	$7.65	$7.47	$0.97	$0.55	$8.54	$7.50
October	$7.85	$7.58	$1.56	$0.92	$10.50	$8.16
November	$7.87	$7.72	$1.45	$1.00	$8.48	$8.00
December	$9.50	$7.75	$4.25	$1.00	$13.41	$8.27

Holders of our ordinary shares, warrants and units (sometimes referred to herein as “securities”) should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

Additional information regarding our securities is included in the Proxy Statement in the section entitled “Chardan 2008 Securities” beginning on page 161, which is incorporated herein by reference.

B.  Plan of Distribution

Not Applicable.

C.Markets

Our ordinary shares, warrants and units are quoted on Nasdaq under the symbols “DJSP”, “DJSPW” and “DJSPU”, respectively.

D.Selling Shareholders

Not Applicable.

E.Dilution

Not Applicable.

F.Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.  Share Capital

Status of Outstanding Ordinary Shares.  As of January 15, 2010, we had a total of 60,000,000 ordinary shares authorized, par value $0.0001, of which 10,663,866 ordinary shares were issued and outstanding.

Options and Warrants. We have issued and outstanding warrants to purchase 11,166,666 ordinary shares, as well as a purchase option sold to the underwriters of the Company’s initial public offering to purchase up to a total of 137,500 units, each unit consisting of one ordinary share and one warrant to purchase one ordinary share.

History of Share Capital. A history of the number of shares the company is authorized to issue is included in the Proxy Statement in the section titled “Information about Chardan 2008” beginning on page 133, which is incorporated herein by reference.

B.  Memorandum and Articles of Association

Registered Office. Under the Company’s Second Amended and Restated Memorandum of Association, the Registered Office of the Company is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands, or at such other place as the directors may from time to time decide.

Objects and Purposes. Under Article 5 of the Company’s Second Amended and Restated Memorandum of Association, the objects for which the Company is established are unrestricted.

Directors. Under Article 11 of the Company’s Second Amended and Restated Articles of Association, a director of the Company shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors. The directors may exercise all powers of the Company to borrow money and to mortgage or change its undertakings and property, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. The Company’s Second Amended and Restated Articles of Association specify that a director is not required to hold any shares in the Company as a qualification to office.

 Rights, Preferences and Restrictions Attaching to the Company’s Shares. The Company is authorized to issue 60,000,000 ordinary shares, par value $0.0001, and 5,000,000 preferred shares, 1,666,667 of which shall be designated Series A Preferred Shares, par value $0.0001. As of January 15, 2010, 10,663,866 ordinary shares are issued and outstanding. Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by the Company, and, subject to the Series A Preferred Shares liquidation preference in the amount of $15.00 per share in the event any Series A Preferred Shares are issued, the right to an equal share in the distribution of surplus assets of the Company. The Company may by a resolution of the board of directors redeem any of its securities for such consideration as the board of directors determines.

Alteration of Rights. The rights attached to any class or subclass of shares, other than ordinary shares, may, whether or not the Company is being wound up, be varied only with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issues shares of any other class or subclass of shares which may be affected by such variation.

Meetings. The board of directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested. Seven (7) days’ written notice at the least specifying the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given to such persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting. The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received the notice shall not invalidate the meeting.

Limitations on the Right to Own Securities. There are no limitations on the rights to own securities of the Company, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s securities, contained in the Company’s Second Amended and Restated Memorandum and Articles of Association or under British Virgin Islands law.

C.Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Shell Company Report on Form 20-F or in the information incorporated herein by reference.

D.Exchange controls

Und er British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

           The material United States federal income tax consequences of the Business Combination and of owning and disposing of our securities following the Business Combination are described in the Proxy Statement in the section entitled “Material United States Federal Income Tax Considerations” beginning on page 73, which is incorporated herein by reference.

F. Dividends and paying agents

Information about our dividend policy is described in the Proxy Statement in the risk factor entitled “Because Chardan 2008 does not intend to pay dividends on its ordinary shares, shareholders will benefit from an investment in Chardan 2008’s ordinary shares only if it appreciates in value” on page 38, which is incorporated herein by reference.

G. Statement by experts

Not applicable.

H.Documents on display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 900 South Pine Island Road , Suite 400; Plantation, Florida 33324.

In addition, we will file annual reports and other information with the Commission.  Since we are currently a foreign private issuer, we  will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. However, we expect our status as a foreign private issuer to terminate as of December 31, 2010 and will thereafter file domestic company reports with the Commission. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.Subsidiary Information

Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company does not have instruments subject to market risk.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding our securities is included in the Proxy Statement in the section entitled “Chardan 2008 Securities” beginning on page 161.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

       The financial statements of the Company are included in the Proxy Statement beginning on page F-21, and the financial statements of DAL are included in the Proxy Statement beginning on page F-2, which are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.               Description

1.1	Second Amended and Restated Memorandum and Articles of Association of DJSP Enterprises, Inc.
2.4	Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company*
2.5	Form of Underwriter’s Purchase Option*

3.1	Voting Agreement
4.1
Master Acquisition Agreement dated as of December 10, 2009, by and among David J. Stern, Law Offices of David J. Stern, Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL, and the Company**

4.2
Contribution and Membership Interest Purchase Agreement dated as of January 15, 2010  by and among David J. Stern, Law Offices of David J. Stern, Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL, and the Company

4.3	Form of Registration Rights Agreement among the Company and the founders*
4.4	Private Placement Registration Rights Agreement
4.5	Investor Registration Rights Agreement
4.6	Escrow Agreement
4.7	Employment Agreement of David J. Stern
4.8	2009 Equity Incentive Plan
4.9	FlatWorld Services Agreement
4.10	Consulting Services Agreement
4.11	Form of Warrant Sale Agreement
4.12	Form of Senior Note
4.13	Senior Loan, Security and Pledge Agreement
4.14	Subordination Agreement
4.15	Form of Senior Security Agreements of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing LLC
4.16	Form of Senior Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing LLC
4.17	Form of Stern Note
4.18	Loan, Security, and Pledge Agreement
4.19	Form of Security Agreements of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing LLC
4.20	Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing LLC
4.21	Amended and Restated Operating Agreement of DAL
4.22	Form of Non-Employee Director Nonqualified Share Option Agreement
4.23	Form of Nonqualified Share Option Agreement
8.1	List of Subsidiaries

*	Incorporated by reference to exhibits filed with the Company’s Registration Statement on Form F-1 or amendments thereto (File No. 333-152623)
**	Incorporated by reference to the registrant’s proxy statement filed under cover of Form 6-K dated December 29, 2009

The Company will furnish, upon request, other long-term debt instruments, under which the total amount of securities authorized does not exceed 10% of the Company’s assets.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

DJSP ENTERPRISES, INC.

By:	/s/ David J. Stern
Name: David J. Stern
Title: Chief Executive Officer
Date: January 22, 2010

EXHIBIT INDEX

Exhibit No.               Description
1.1	Second Amended and Restated Memorandum and Articles of Association of DJSP Enterprises, Inc.
2.4	Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company*
2.5	Form of Underwriter’s Purchase Option*
3.1	Voting Agreement
4.1
Master Acquisition Agreement dated as of December 10, 2009, by and among David J. Stern, Law Offices of David J. Stern, Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL, and the Company**

4.2
Contribution and Membership Interest Purchase Agreement dated as of January 15, 2010  by and among David J. Stern, Law Offices of David J. Stern, Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL, and the Company

4.3	Form of Registration Rights Agreement among the Company and the founders*
4.4	Private Placement Registration Rights Agreement
4.5	Investor Registration Rights Agreement
4.6	Escrow Agreement
4.7	Employment Agreement of David J. Stern
4.8	2009 Equity Incentive Plan
4.9	FlatWorld Services Agreement
4.10	Consulting Services Agreement
4.11	Form of Warrant Sale Agreement
4.12	Form of Senior Note
4.13	Senior Loan, Security and Pledge Agreement
4.14	Subordination Agreement
4.15	Form of Senior Security Agreements of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing LLC
4.16	Form of Senior Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing LLC
4.17	Form of Stern Note
4.18	Loan, Security, and Pledge Agreement
4.19	Form of Security Agreements of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing LLC
4.20	Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing LLC
4.21	Amended and Restated Operating Agreement of DAL
4.22	Form of Non-Employee Director Nonqualified Share Option Agreement
4.23	Form of Nonqualified Share Option Agreement
8.1	List of Subsidiaries

*	Incorporated by reference to exhibits filed with the Company’s Registration Statement on Form F-1 or amendments thereto (File No. 333-152623)
**	Incorporated by reference to the registrant’s proxy statement filed under cover of Form 6-K dated December 29, 2009

The Company will furnish, upon request, other long-term debt instruments, under which the total amount of securities authorized does not exceed 10% of the Company’s assets.