Form 20-F
period 2009-12-31
DJSP Enterprises, Inc.
filed 2010-04-02
CIK 1436612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ________________

Commission file number:  001-34149

DJSP Enterprises, Inc.
(Exact name of the Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

900 South Pine Island Road, Suite 400 Plantation, Florida 33324
(Address of principal executive offices)

Kumar Gursahaney; Tel: (954) 233-8000 ext. 2024; Fax: (954) 233-8570
900 South Pine Island Road, Suite 400; Plantation, Florida 33324
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2009):  9,166,666 ordinary shares.

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

☐ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Report”), except as otherwise indicated by the context,

•	“BVI” refers to the British Virgin Islands;

•	“Chardan 2008” refers to Chardan 2008 China Acquisition Corp., the blank check company, prior to the consummation of the Transaction;

•
“DAL” refers to DAL Group, LLC, a subsidiary of the Company and the entity through which the operating business is held, and its subsidiaries, including DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC;

•	“DJS” refers to Law Offices of David J. Stern, P.A., a professional association licensed to practice law in the state of Florida and our primary law firm customer;

•	“DJS LLC” refers to DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware and an operating company subsidiary of DAL;

•
“DJSP,” “we,” “us,” “our,” and “the Company” refer to DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.), a British Virgin Islands company, and its subsidiaries subsequent to the Transaction referred to below;

•	“DJS Processing Division” refers to a division of DJS which provided foreclosure, bankruptcy, eviction, litigation processing and other related services to customers;

•
“DSI” refers to Stern Holding Company – DS, Inc. (f/k/a Default Servicing, Inc.), an S corporation, and an affiliate of DJS that provided real estate owned liquidation related services, including property inspection, valuation, eviction, broker assignment and closing, prior to the Transaction;

•	“DSI LLC” refers to Default Servicing, LLC, a limited liability company organized under the laws of the State of Delaware and an operating company subsidiary of DAL;

•	“Equity Incentive Plan” refers to the Company’s 2009 Equity Incentive Plan, effective January 11, 2010, as amended by the Company from time to time;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•
“IPO” refers to the Company’s initial public offering of 6,875,000 units (each unit consisting of one ordinary share and one redeemable ordinary share purchase warrant), which was consummated on August 11, 2008;

•	“MBA” refers to the Mortgage Bankers Association;

•
“PTA” refers to Stern Holding Company – PT, Inc. (f/k/a Professional Title and Abstract Company of Florida, Inc.), an S corporation, and an affiliate of DJS that provided title searches and examinations related to services provided by DJS, and defendant location services to third party processor customers of DJS, prior to the Transaction;

•	“PTA LLC” refers to Professional Title and Abstract Company of Florida, LLC, a limited liability company organized under the laws of the State of Delaware and an operating company subsidiary of DAL;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“Stern” refers to David J. Stern, the founder and sole owner of DJS, PTA and DSI;

•	“Transaction” refers to the acquisition by the Company of a controlling interest in DAL, which transaction was consummated on January 15, 2010; and

•	“U.S. dollars,” “$” and “US$” refers to the legal currency of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this Report that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

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

The forward-looking statements contained in this Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this report. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.Selected Financial Data

The following tables present selected financial data regarding the business of the DJS Processing Division and its combined affiliates.  The financial data below represent a “carve out” of the DJS Processing Division from DJS combined with the accounts of PTA and DSI as of and for the years ended December 31, 2009, 2008, 2007 and 2006 and have been derived from audited financial statements.  The financial data as of and for the year ended December 31, 2005 are not presented in the tables below because there are no selected financial statements of DJS Processing Division and its combined affiliates prior to 2006 and, therefore, the financial data for 2005 cannot be provided without unreasonable effort or expense.  The financial data below are only a summary and should be read in conjunction with, and are qualified in their entirety by, “Item 5. Operating and Financial Review and Prospects – DJS Processing And Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and notes thereto, included elsewhere in this Report.  The combined carve-out financial statements are prepared and presented in accordance with U.S. GAAP.  The financial statements contained elsewhere fully represent the financial condition and operations of DJS Processing Division and its combined affiliates; however, they are not necessarily indicative of our future performance.

Prior to January 15, 2010, the Company was a shell company, and therefore had only nominal assets and no revenue.  There are significant differences between the Company’s business prior to the Transaction, and the business of the DJS Processing Division and its combined affiliated operating companies prior to the Transaction.  Financial data for the operation of the DJS Processing Division and its combined affiliates are presented below because, after the Transaction, they represent all of our operations.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

Selected Financial Data

	As of December 31,
Combined Carve-Out Balance Sheets	2009	2008	2007	2006
Cash and cash equivalents	$763,387	$1,427,588	$978,766	$69,889
Client reimbursed costs receivable	6,046,760	26,147,837	15,585,345	4,189,833
Total current assets	33,924,395	50,640,222	35,075,548	7,307,063
Total assets	38,615,915	53,794,845	37,800,142	8,726,110
Total current liabilities	24,236,337	25,679,169	12,399,408	3,537,489
Total liabilities	25,595,763	26,329,196	12,655,383	3,694,199
Total shareholder's and member's equity	13,020,152	27,465,649	25,144,759	5,031,911

	For the Years Ended December 31,
Combined Carve-Out Statements of Income	2009	2008	2007	2006
Revenue	$260,268,847	$199,202,701	$115,500,349	$40,392,317
Operating expenses:
Client reimbursed costs	139,059,336	92,319,306	47,613,198	16,802,800
Compensation related expenses	50,085,039	44,356,093	20,268,283	11,006,660
Direct operating expenses and general and administrative expenses	25,435,754	19,078,472	8,668,430	3,811,153
Depreciation expense	1,123,564	594,156	277,926	193,133
Total operating expenses	215,703,693	156,348,027	76,827,837	31,813,746
Operating Income	44,565,154	42,854,674	38,672,512	8,578,571
Other Income	312	31,677	16,328	—
Net income (1) (2)	$44,565,466	$42,886,351	$38,688,840	$8,578,571

(1)	The DJS Processing Division and its combined affiliates have no discontinued operations; therefore, Net Income has been provided in lieu of income from continuing operations.

(2)
Ordinary shares outstanding (actual and diluted) and per share data (basic and diluted) of the DJS Processing Division and its combined affiliates have been omitted because of differences in capital structure of those entities and the Company.  Presenting such data in this report is not particularly helpful and could be misleading to readers.

B.Capitalization and Indebtedness

Not required.

C .   Reasons for the Offer and Use of Proceeds

Not required.

D.       Risk Factors

An investment in our shares involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our shares could decline, and you may lose all or part of your investment.

Risks Related to our Business

David J. Stern, our President and Chief Executive Officer, is also the sole owner of DJS, which is our primary law firm customer, and he may, under certain circumstances, have interests that differ from or conflict with the interests of our shareholders.

David J. Stern, our President and Chief Executive Officer, is the sole shareholder of DJS, which is our primary law firm client. As a result of this relationship with both us and DJS, Mr. Stern may encounter conflicts of interest in the execution of his duties on behalf of us. These conflicts may not be resolved in a manner favorable to us. For example, he may be precluded by his ethical obligations as an attorney or may otherwise be reluctant to take actions on our behalf that are in our best interests but are not in the best interests of DJS or its clients. Further, as a licensed attorney, he may be obligated to take actions on behalf of DJS or its clients that are not in our best interests. Mr. Stern has other direct and indirect relationships with us that could cause similar conflicts, including as our largest creditor. See Note 2 to the combined financial statements of the operating subsidiaries and “Item 7(B). Related Party Transactions” in this Report for a description of these relationships.

David J. Stern plays a critical role in our success and the success of DJS. Should Mr. Stern become incapacitated or die, it is likely that our business and results would be adversely affected to a significant degree.

Although we and DJS each have substantial management teams that are capable and experienced, the majority of the client relationships of DJS and our customer relationships were established and continue to be managed by Mr. Stern.  If Mr. Stern becomes unable to perform his duties under his employment agreement or dies, it is possible that the client relationships of DJS, and therefore the volume of referrals that we receive from DJS, would suffer, materially reducing our revenues and profitability.

Mr. Stern received a significant amount of cash consideration in connection with the Transaction, which may reduce his incentive to devote his full efforts to continue to develop and expand our business and the business of DJS.

Under the terms of the Transaction, Mr. Stern and his affiliates received approximately $58.5 million in initial cash in exchange for contributing their business to DAL, plus another approximately $88 million in the Stern Deferral Note (defined herein) and post-closing cash. Those amounts will be paid to the contributors of the business acquired by DAL (DJS, PTA, DSI and David J. Stern (“Stern,” together with DSI, PTA and DJS the “Stern Contributors”)) regardless of how we perform. Although he also has a substantial equity stake in DAL, which gives him an incentive to improve our operations, there can be no assurance that he will do so, or that his efforts to do so, however diligent, will succeed.

Mr. Stern has recommended four members of our Board of Directors, which may make it difficult or impossible to remove him as our CEO, even if that were considered desirable.

We agreed to have Mr. Stern propose four of seven directors for election by our shareholders.  In the event that Mr. Stern does not diligently and faithfully discharge his responsibilities as our CEO, the fact that he chose four of our directors may make taking disciplinary action against him difficult, if not impossible, notwithstanding that all of the directors will have fiduciary duties to our shareholders to do so. In such a case, the only recourse available to our shareholders may be to bring an action against the directors for breach of their fiduciary duty, but as with any litigation, it can be costly, time-consuming and drawn out, and there is no assurance that it would succeed.

If the number of case files referred to us by DJS, which is our principal foreclosure processing service law firm client, do not increase, our operating results and ability to execute our growth strategy could be adversely affected.

We have one law firm customer in Florida, DJS. Each foreclosure, bankruptcy, eviction, litigation, and other mortgage default related case file referred to DJS will typically have a fixed fee associated with it that is based on a schedule established by government sponsored entities, such as Freddie Mac and Fannie Mae. We are paid a fixed fee by DJS for the services we render to DJS. Therefore, the success of our mortgage default processing services business is tied to the number of these case files that DJS receives from its mortgage lending and mortgage loan servicing firm clients and our ability to control costs. There is little or no opportunity for us to increase revenues on a per file basis unless the fee schedule that DJS has with its clients is adjusted upward. Such upward adjustments may or may not keep pace with increases in our costs. Because DJS receives a fixed fee from its clients, it has limited financial ability to pay increased fees to us. As a result, if the number of referrals that we receive through DJS decreases, it would likely result in a decrease in our revenues and profits.

The majority of file referrals to DJS come from fewer than a dozen lenders and loan servicing firms. If DJS were to lose any of these sources of business, in whole or in part, it would adversely affect our financial performance.

In 2009, the top ten clients for DJS, on an aggregate basis, accounted for 89.5% of case files referred to DJS for mortgage default and other processing services, and its largest single customer accounted for 30% of DJS’ total foreclosure file volumes for the same period. Our operating results and ability to execute our growth strategy could be adversely affected if (i) our current law firm customer, DJS, loses business from these clients; (ii) these clients are affected by changes in the market and industry or other factors that render them unable to pay for the services we have rendered; or (iii) our law firm customer is unable to attract additional business from current or new clients for any reason, including any of the following: a decline in the quality of legal services provided, the loss of key attorneys (such as David J. Stern, who has developed and maintains a substantial amount of DJS’ client relationships), the desire of the law firm’s clients to allocate files to other firms or among a larger number of firms, decreasing the share received by DJS, or a decrease in the number of residential mortgage foreclosure actions that customers initiate in Florida, our principal market, whether due to business considerations or governmental action impeding foreclosures. The reduction in work received from DJS or the inability or failure of DJS to pay us as a result of any one or more of these factors could materially reduce our cash flow, revenues and profits. Please refer to the risk factors below for more information about governmental or other voluntary action on the part of the clients of DJS that could negatively affect us.

We could lose our law firm customer if we materially breach the Services Agreement.

Under the terms of the Services Agreement between us and DJS, DJS has the right to terminate the Services Agreement in the event we breach the terms of that agreement. DJS may have an ethical duty to take such action if we do not provide services of a quality necessary for DJS to properly serve its clients. In addition, under the Services Agreement, if one of DJS’ clients requires DJS not to use us to provide services for their accounts, DJS may provide those services itself or use another party to do so. In the event of the occurrence of any of these events, our revenues and earnings could be materially adversely affected.

Regulation of the legal profession may constrain our operations, and numerous issues arising out of that regulation, its interpretation or evolution could impair our ability to provide professional services to customers and reduce revenues and profitability.

Each state has laws, regulations and codes of professional responsibility that govern the conduct and obligations of attorneys to their clients and the courts. Adherence to those codes of professional responsibility is a requirement to retaining a license to practice law in the licensing jurisdiction. The boundaries of the “practice of law,” however, can be indistinct, vary from one state to another and are the product of complex interactions among state law, bar association standards and constitutional law as formulated by the U.S. Supreme Court. Many states define the practice of law to include the giving of advice and opinions regarding another person’s legal rights, the preparation of legal documents or the preparation of court documents for another person. Although we are not aware of any ruling or interpretation of laws, regulations or other applicable standards that would result in the operations that we perform being considered the practice of law, we cannot say with certainty that no existing law, regulation or standard will be interpreted to produce that result, or that a new law, regulation or standard leading to that result will not be adopted in the future. In addition, all states and the American Bar Association prohibit attorneys from sharing fees for legal services with non-attorneys, so that if any aspect of our business is deemed to constitute the practice of law, it would not be possible for us to continue performing those services.

Our principal business activity involves providing foreclosure processing services, usually in connection with legal proceedings, such as foreclosure actions. Current laws, regulations and codes of professional responsibility governing the practice of law pose the following principal risks to our business:

•
State or local bar associations, state or local prosecutors or other persons may claim that some portion of the services that we provide constitutes the unauthorized practice of law. Any such challenge could have a disruptive effect on our operations, including the diversion of significant time and attention of our senior management in order to respond. We may also incur significant expenses in connection with such a challenge, including substantial fees for attorneys and other professional advisors. If a challenge to the legitimacy of all or a portion of our operations were successful, such operations may need to be modified in a manner that could adversely affect our business, revenues and profitability, and we could be subject to a range of penalties and suffer damage to our reputation.

•
The Services Agreement between us and DJS could be deemed to be unenforceable, in whole or in part, if a court were to determine that such agreements constitute an impermissible fee sharing arrangement between the law firm customer and us.

In addition, applicable laws, regulations and codes of professional responsibility, including their interpretation and enforcement, could change in a manner that restricts our operations. Any such change in laws, policies or practices could increase our cost of doing business or adversely affect our revenues and profitability.

Failure to customize the proprietary case management software system so that it can be used to serve additional law firm customers both in Florida and in new jurisdictions, could adversely affect the growth prospects of our mortgage default processing service business.

We rely heavily on a proprietary case management software system, which stores, manages and reports on the large amount of data associated with each foreclosure, bankruptcy, real estate owned liquidation or eviction case file we process, to achieve a high level of efficiency, accuracy and customer service. The system was initially developed for use in the state of Florida, and it is adapted specifically to the procedural requirements of that jurisdiction. We intend to expand our business beyond Florida, and in order to do so profitably, we will need to modify our system to accommodate the specific procedural and legal requirements associated with those additional jurisdictions. While the system we use in foreclosures processed in Puerto Rico was modified, whether the system can be modified to conform to other jurisdictions at an acceptable cost is unknown. That will depend on how significant the needed changes are and whether we can develop a volume of business in those jurisdictions that will justify the cost of making them.

We may decide to enter into a service agreement with customers in other jurisdictions prior to modifying our software systems, based on a judgment that we can do so in a timely, effective and efficient manner to fulfill our contractual obligations. It is possible that our judgment will turn out to be incorrect, notwithstanding that it was made in good faith, in which case we could find that we are unable to provide the services that we agreed to provide or that we are unable to do so profitably. If we are unable to provide the agreed upon services in a timely and effective way, the harm to our business reputation may adversely affect our business in Florida or in other markets that we seek to enter, both reducing our revenues and profits from those other jurisdictions and making future expansion more difficult.

In addition, Florida is a “judicial” foreclosure state, which means that the foreclosure process is overseen at each step by a judge in a court of law. The processing services required, and the fees generated as a result, in a judicial state are significantly greater than those in a non-judicial state, which has minimal, if any, proceedings in a court of law in processing a foreclosure. If we choose to market our services in a non-judicial state, the revenue per file will be substantially less than we are currently generating in Florida, and that decreased revenue per file may prove not to be sufficient to justify the expense of modifying our software systems to expand our business into those jurisdictions.

Claims, even if not valid, that the case management software system or other proprietary software products and information systems infringe on the intellectual property rights of others could increase our expenses or inhibit our business from offering certain services.

Other persons could claim that they have patents and other intellectual property rights that cover or affect our use of software products and other components of information systems on which we rely to operate our business, including the proprietary case management software system that we use to provide mortgage default processing services. Litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business. If a court determines that one or more of the software products or other components of information systems used infringe on intellectual property owned by others or we agree to settle such a dispute, we may be liable for money damages. In addition, we may be required to cease using those products and components unless we obtain licenses from the owners of the intellectual property or redesign those products and components in such a way as to avoid infringement. In any event, such situations may increase our expenses or adversely affect our ability to provide services.

We are subject to risks relating to litigation due to the nature of our products and service offerings.

We may, from time to time, be subject to or be named as a party in legal proceedings in the ordinary course of our mortgage default processing business. We could incur significant legal expenses and management’s attention may be diverted from operations in defending against and resolving lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could result in a negative perception of our business and cause the market price of our ordinary shares to decline or otherwise have an adverse effect on our operating results and growth prospects.

The Transaction may not be treated as a reverse recapitalization, resulting in adverse consequences to our financial statements.

We have accounted for the Transaction as a reverse recapitalization of the businesses operated by DJS LLC, PTA LLC and DSI LLC. However, this accounting treatment is dependent on a number of factors that we believe result in this transaction being considered a reverse recapitalization, that may be subsequently determined to have been improperly considered by management or outweighed by other factors. If our auditors or the SEC determine that the Transaction was not a reverse recapitalization, our financial results could be significantly impacted because we would have increased future amortization and depreciation charges for certain assets acquired in the Transaction with fair values in excess of their carrying values, which could reduce our profits.

Risks Relating to the Mortgage Foreclosure Industry

State and federal regulation and limitation of lenders’ ability to pursue foreclosure actions, along with voluntary foreclosure relief programs developed by lenders, loan servicers and the Hope Now Alliance, a consortium that includes loan servicers, may have an adverse effect on the volume of our mortgage default processing services and public notice operations.

The prevalence of sub-prime, Alternative A paper mortgage and other non-traditional mortgage products, rising unemployment and the increasing number of defaults and delinquencies in connection with those and other mortgages have led to the adoption of governmental regulations that incentivize lenders and loan servicers not to pursue, or restrict the ability of lenders and loan servicers to pursue, foreclosure against defaulting mortgagors. While the effects of these regulations to date have not been substantial, if new or more stringent regulations are enacted, the clients of DJS would likely be subject to these regulations, and it could adversely affect the number of mortgage default files that DJS receives from its clients and can then refer to us for processing. Similarly, these new or more stringent regulations could impose new requirements on the processing of foreclosures, which could adversely affect when foreclosure referrals are sent to us for processing. The federal government has enacted the Housing and Economic Recovery Act of 2008, which contains reforms intended to reduce the volume of mortgages in foreclosure, including the development of a refinance program for homeowners with sub-prime loans. This refinance program took effect on October 1, 2008. In September 2008, the federal government also enacted the Economic Emergency Stabilization Act, which provides funding to purchase troubled assets from financial institutions.

More recently, the federal administration announced the Homeowner Affordability and Stability Plan, an attempt to address the continuing rise in mortgage delinquencies and mortgage defaults. Under this plan, the federal government set forth detailed requirements for the “Making Home Affordable” program, which offers qualified homeowners with a loan-to-value ratio above 80% the opportunity to apply for mortgage refinancing at lower interest rates. The “Making Home Affordable” program also provided loan modification guidelines that are expected to become standard industry practice in pursuing affordable and sustainable mortgage modifications. The loan modification program guidelines are expected to work in tandem with an expanded Hope for Homeowners program. If this legislation or any other bills being considered, including the proposed bankruptcy legislation that would allow bankruptcy judges in Chapter 13 cases to revise the terms of a mortgage on a primary residence, are successful, they will likely reduce the number of mortgages going into default and, thus, the number of mortgage default files that DJS or other customers refer to us for processing. If either of these occurs, it could have a negative impact on our earnings and growth.

Furthermore, a number of lenders and loan servicers, including clients of DJS, are focusing greater attention on loss mitigation, loan modifications and similar efforts which may delay or prevent foreclosures. For example, programs have been announced to manage certain delinquent loans that banks hold in a manner that will attempt to avoid foreclosure. To the extent that lenders, loan servicers and others over whom we have no control, voluntarily, or are required to, continue these efforts, the number of files referred to DJS for mortgage default processing, and the number of foreclosure files referred to us, could decline, which would have a negative impact on our revenue and earnings. You should also refer to “Item 5. Operating and Financial Review and Prospects – DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Regulatory Environment” for more information about regulatory and similar changes that could affect the volume of referrals we receive for our mortgage default processing services.

Changes in court practices or procedures may affect the filing and service requirements for case filings or may reduce or eliminate the amount of case filings, either of which could adversely affect our revenues, profitability and growth opportunities or adversely restrict our operations.

Florida and other jurisdictions are facing unprecedented levels of foreclosure activity in recent years, which has led to a substantial burden on the court systems in those states. It is possible that those jurisdictions, in order to relieve that burden and eliminate what has become a growing backlog of cases, will adopt modifications to their foreclosure proceedings to streamline them. Should they do so, it could reduce the amount of fees that we receive per file, thus leading to a reduction in our revenues and profits, even if foreclosure volumes remain constant or even increase.

If “judicial” foreclosure states adopted “non-judicial” procedures for filing foreclosures, mortgage foreclosure processing firms operating in “judicial” states would be materially and adversely affected. “Judicial” foreclosure states require foreclosures to follow a set of rules, compliance with which is overseen by a judge in a court of law. The level of processing fees associated with a foreclosure in a judicial state is significantly greater than would be expected in a non-judicial state. Should Florida (or another judicial state in which we choose to operate) choose to adopt a non-judicial mortgage foreclosure process in order to expedite the processing of foreclosures, it would result in a substantial reduction in the revenues derived from that jurisdiction, with an accompanying reduction in profits.

Risks Related to Our Structure

Our outstanding warrants could decrease our share price.

If our outstanding warrants are called or exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants may cause investors to assume that there will be additional ordinary shares outstanding that were purchased at the warrant exercise price, which  will likely be below our then current  share price. That possibility could reduce the market price of our ordinary shares, even prior to a call of the warrants.

We have 11,166,666 warrants outstanding which were issued prior to and in connection with our initial public offering, exercisable at a price of $5.00 per share. Those warrants are now exercisable and 6,875,000 of them (the “Public Warrants”) will be callable at a price of $0.01 per warrant and upon thirty (30) days’ notice if the closing price of our shares equals or exceeds $10 for 20 out of 30 consecutive trading days. The shares underlying these 6,875,000 warrants have been registered pursuant to our registration statement filed in connection with our IPO. In the event that the Public Warrants are called, all or nearly all of them are likely to be exercised. Another 2,291,666 warrants issued prior to our IPO are not subject to a call. If any of our warrants are exercised or called, a substantial number of additional ordinary shares will be eligible for resale in the public market. Those additional shares will have been purchased at a price of $5.00, and as a result, the exercise or the prospect of the exercise or call of these warrants may reduce the market price at which our ordinary shares trade.

Immediately prior to the consummation of our initial public offering, we issued 2,000,000 warrants at a price of $0.50 to our management and their affiliates (the “Private Placement Warrants”). The Private Placement Warrants were issued on terms equivalent to those of the Public Warrants, except that (i) the Private Placement Warrants are not callable; and (ii) the Private Placement Warrants contain a “cashless” or “net” exercise provision, which allows the holders of the Private Placement Warrants to exercise them by receiving a reduced amount of our shares compared to a “cash” exercise of the warrants, in exchange for not having to pay the $5.00 exercise price. The exact terms of the cashless exercise will depend on the share price of our shares. The Company filed a registration statement on Form F-1 with the SEC on February 12, 2010 to register both the Private Placement Warrants and the shares underlying the Private Placement Warrants.  This registration statement is not yet effective. The prospect that those warrants may be exercised for $5.00 may reduce the market price at which our ordinary shares trade.

In order to generate additional cash for payment of the note issued in connection with the Transaction, certain of the holders of the Private Placement Warrants have agreed to exercise or sell those warrants to third parties who agree to exercise them beginning on the later of six months following the closing of the transaction or the date that the warrants and the shares underlying them are covered by an effective resale registration statement and provided that our ordinary shares are trading at or above $9.00. In exchange for their agreement to do so, the holders of those warrants will receive, in the aggregate, 233,010 ordinary shares. As a result of this agreement, the time at which the Private Placement Warrants will be exercised may be accelerated, thus causing the increase in the number of our issued and outstanding shares to occur at an earlier time than might otherwise have happened.

The 2,291,666 of our units purchased prior to our initial public offering (the “Insider Units”), each consisting of one ordinary share and one warrant to purchase one of our ordinary shares for $5.00, along with the Private Placement Warrants, are currently held in escrow. The Insider Units will be released from escrow on January 15, 2011 (i.e., one year after the closing of the Transaction). If the Public Warrants have not been called or exercised prior to that time, the release of these shares from escrow will increase our public “float” by approximately 33%, which may cause a decrease in our share price.

Exchange rights held by the holders of DAL’s membership interests could reduce the market price of our ordinary shares.

The members of DAL, other than the Company, do not hold a direct ownership interest in the Company. However, the 2,700,000 DAL Common Units and 1,666,667 DAL Series A Preferred Units that they hold are exchangeable into our shares commencing one year after the Transaction was consummated (i.e., January 15, 2011).  In addition, they hold DAL Series B Preferred Units, which automatically convert into 3,900,000 additional DAL Common Units, which in turn are exchangeable for 3,900,000 ordinary shares of the Company, if the market value of the company’s ordinary shares exceeds set prices between $10.00 and $20.00 per share prior to January 15, 2015.  The exchange of the DAL Units for our shares will increase our public “float,” which may cause a decrease in our share price.

Risks to Our Shareholders

If our outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market.  “Market overhang” from the warrants as a result of that potential dilution could reduce the market price of the ordinary shares.

Outstanding warrants and unit purchase options to purchase an aggregate of 11,441,000 ordinary shares issued in connection with our initial public offering and the private placement that took place immediately prior to the initial public offering became exercisable after the Transaction on January 15, 2010.  If they are exercised, a substantial additional number of our ordinary shares will be eligible for resale in the public market, which may reduce the market price.

Because we do not intend to pay dividends on our ordinary shares, shareholders will benefit from an investment in our ordinary shares only if they appreciate in value.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on factors the Board of Directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, as amended, with respect to the ordinary shares issuable upon exercise of our warrants, we may redeem our warrants issued as a part of our units at any time after such warrants become exercisable, in whole and not in part, at a price of $.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our ordinary shares equals or exceeds $10.00 per ordinary share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. In addition, we may not redeem the warrants unless the warrants and the ordinary shares underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption. In order to accelerate the payment of the receiving cash owed to the Stern Contributors, we have agreed to call our warrants as soon as the conditions for doing so are met.

Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants, or (iii) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We expect most purchasers of our warrants will hold their securities through one or more intermediaries and consequently holders of warrants are unlikely to receive notice directly from us that the warrants are being redeemed. Holders who fail to receive notice of redemption from a third party, and whose warrants are redeemed for nominal value, will not have recourse to us.

Risks Related to Our Corporate Structure

Prior to the Transaction, Chardan 2008 had not had operations, and DAL had not operated as a public company.  Fulfilling DAL’s obligations incident to being a public company will be expensive and time consuming.

Prior to Chardan 2008’s acquisition of DAL on January 15, 2010, Chardan 2008 had not had operations, and DAL had not operated as a public company. Each of Chardan 2008 and DAL have maintained relatively small finance and accounting staffs. Neither Chardan 2008 nor DAL currently has an internal audit group. Although Chardan 2008 has maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to its very limited activities, it has not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as DAL with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the Company will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staffs and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Report in Item 10(E) captioned “Taxation – United States Federal Income Taxation – General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the expected composition of our assets and income for the 2010 taxable year, we do not expect to be treated as a PFIC for our 2010 taxable year. However, our actual PFIC status for our 2010 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance as to our status as a PFIC for our 2010 taxable year or any future taxable year. U.S. Holders of our ordinary shares or warrants are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in Item 10(E) entitled “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Rules.”

ITEM 4.    INFORMATION ON THE COMPANY

History and Business Plans

Overview

DJSP Enterprises, Inc. is a British Virgin Islands company limited by shares, that was incorporated on February 19, 2008, under the name “Chardan 2008 China Acquisition Corp.” as a blank check company for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar business combination with an unidentified operating business which has its principal business and/or material operations in China.  When the global financial crisis occurred soon after the completion of Chardan 2008’s initial public offering in August 2008, Chardan 2008’s management believed that US equity markets would be less receptive to a business combination with a Chinese company. For that reason, when the opportunity to engage in a transaction with DAL arose in early 2009, management considered it to be the best of the opportunities it had identified to that point and decided to pursue it.

Effective as of the Transaction, we are now a holding company whose primary business operations are conducted through three wholly owned subsidiaries of DAL, a company in which we hold a controlling interest.  The three subsidiaries are DJS LLC, PTA LLC, and DSI LLC.   DAL, through its operating subsidiaries, provides non-legal services supporting residential real estate foreclosure, other related legal actions and lender real estate owned (“REO”) services, primarily in Florida.

Our registered agent in the British Virgin Islands is Maples Corporate Services (BVI) Limited of Kingston Chambers, which can be reached at 284-852-3000 or PO Box 173, Road Town, Tortola.  Our registered office in the British Virgin Islands is at Kingston Chambers, PO Box 173, Road Town, Tortola.  Our principal offices are located at 900 South Pine Island Road, Suite 400, Plantation, Florida 33324.  Our phone number is (954) 233-8000.

The description of the Company as set forth in this Item 4 is a description of the Company following the Transaction, unless otherwise noted.  Information in this Item 4 dealing with periods prior to January 15, 2010, describe Chardan 2008’s activities where so noted, and otherwise describe the activities of the predecessors to DJS LLC, PTA LLC and DSI LLC.

Pre-IPO Sale of Securities

Prior to the consummation of Chardan 2008’s IPO, certain of the officers, directors and existing shareholders of Chardan 2008 purchased (i) 2,000,000 Private Placement Warrants at a price of $0.50 per warrant in a private placement, generating gross proceeds of $1,000,000 and (ii) 2,291,666 Insider Units, each consisting of one ordinary share and one warrant, at a price of $0.01091 per unit, generating gross proceeds of $25,000.

Initial Public Offering

On August 11, 2008, Chardan 2008 consummated its initial public offering of 6,875,000 units (“IPO Units”). Each IPO Unit consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from Chardan 2008 one ordinary share at an exercise price of $5.00. The IPO Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $55,000,000. The warrants are currently exercisable, and will expire on August 11, 2012, or earlier upon redemption or our liquidation.

Trust Account

The sale of the Insider Units, the Private Placement Warrants and the IPO Units generated gross proceeds of $56,025,000. The net proceeds (together with deferred offering expenses) were deposited into a trust account at JPMorgan Chase, London branch, maintained by Continental Stock Transfer & Trust Company acting as trustee.  At the consummation of the Transaction, the proceeds of the trust account were released.

The Transaction

On January 15, 2010, Chardan 2008 acquired a controlling interest in DAL in exchange for $64.8 million in cash and the assumption by DAL of approximately $4.1 million in Chardan 2008 expenses.  In particular, Chardan 2008 acquired 10,663,866 DAL Common Units, and warrants to acquire 11,441,666 Common Units (the “DAL Warrants”).

Concurrently with the Transaction, the Stern Contributors transferred all of the non-legal business and assets of DJS, PTA and DSI to DJS LLC, PTA LLC and DSI LLC, respectively.  The Stern Contributors then transferred all of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL.  In consideration for their contribution of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL, the Stern Contributors received from DAL the following: (i) $58,500,080 in cash; (ii) $52,469,000 in a promissory note issued by DAL to DJS (the “Stern Deferral Note”); (iii) 1,200,000 DAL Common Units; (iv) 1,666,667 DAL Series A Preferred Units; (v) 3,133,333 DAL Series B Preferred Units; and (vi) the right to receive $35 million in post-closing cash.

Concurrently with the Transaction, DAL acquired membership interests in the three limited liability companies (DJS LLC, PTA LLC and DSI LLC) that together constitute a provider of non-legal residential mortgage foreclosure processing and other services, principally in the state of Florida. DAL did not acquire any portion of such companies that involves the provision of legal services.

Following the Transaction, the existing members of DAL, FlatWorld DAL LLC (“FlatWorld”) and Fortuna Capital Partners LP (“Fortuna”), held (i) an aggregate of 1,500,000 Common Units of DAL and (ii) an aggregate of 766,667 Series B Preferred Units in DAL. Immediately following the closing of the Transaction, Fortuna transferred its membership interest in DAL to FlatWorld; FlatWorld then immediately transferred its resulting membership interest, 60% to Nagina Partners LLC (“Nagina”) and 40% to Jeffrey A. Valenty (“Valenty”).

The Transaction followed the favorable vote of the public shareholders of the Company in accordance with the SPAC business combination approval procedures established at the time of the Company’s initial public offering. In connection with the Transaction, the Company changed its name from “Chardan 2008 China Acquisition Corp.” to “DJSP Enterprises, Inc.”

Concurrently with the Transaction, the Company consummated a private placement of 1,500,000 ordinary shares of the Company for aggregate proceeds of $10,500,000, which proceeds formed a part of the Transaction consideration. As a result, following the Transaction and private placement, the Company had a total of 10,663,866 ordinary shares outstanding.

Company History and Current Business

DJS was founded by Stern in 1994 and provides its clients with legal services and related non-legal support in connection with residential foreclosures, bankruptcy, complex litigation, evictions and the sale of REO properties by foreclosing lenders in connection with legal matters handled by DJS. Contemporaneously with the consummation of the Transaction, DJS and DJS LLC entered into a long-term Services Agreement, pursuant to which DJS engaged DJS LLC to provide substantially all non-legal support required for the legal matters handled by DJS. For example, when DJS receives legal referrals from its clients, it will use DJS LLC to, among other things, prepare drafts of pleadings and documentation for such clients. At the time of closing of the Transaction, DJS was DJS LLC’s sole customer.

Large-scale foreclosure processing services require both a large skilled staff and a substantial investment in the information technology (“IT”) systems needed to manage the large volume of data involved in tracking each of the cases. Currently, DJS receives over 5,000 new foreclosure files each month on average, with each taking an average time to process, except for those cases that are fully litigated, ranging from 220 to 240 days. As a result, there is a need to track and manage activity in approximately 100,000 distinct legal proceedings at a time. The scale and complexity of the foreclosure process, as described below, makes the IT solutions difficult and expensive to develop, requiring both considerable investment and substantive knowledge. Adding to the complexity is the fact that each county’s courts have “local” rules of procedure that need to be complied with. The differences between counties and judges present a special challenge to achieving a quick and efficient resolution of a foreclosure action. As a result of significant investments in technology, processes and staff, we are able to meet the requirements for foreclosure actions throughout Florida. This efficient process provides benefits to both the defaulting borrowers, who ultimately bear the costs, as they have fewer expenses to bear, and the foreclosing lenders, by allowing them to retain a higher level of liquidity while processing the large volume of defaulted loans.

The majority of our growth has been fueled by the increase in the number of mortgage foreclosures taking place in our principal market of Florida. Through extensive investment in leading-edge IT, development of scalable proprietary processes as a centralized facility, and hiring and training of the staff needed to conduct operations at a large scale, we are well positioned to maintain a competitive advantage in an industry generally populated by smaller firms.

Our IT systems allow us to interact efficiently with clients and reduce processing time while minimizing human error in handling the over 5,000 new files that we receive for processing on average in a month.

In addition, our processing facility in Florida is supported by a scalable, low-cost operation in Manila, Philippines, that provides data entry and document preparation support. We have successfully adapted its processing operations from an average of 1,300 foreclosure files per month in 2006 to 5,865 per month in 2009.

Subsidiary Development and History

DAL

DAL was formed on March 20, 2007. Prior to May 1, 2009, DAL did not conduct any operations. As part of the consummation of the Transaction, DAL acquired the membership interests of DJS LLC, DSI LLC and PTA LLC. DAL conducts, through such operating subsidiaries, the operations relating to our business.

In connection with the Transaction, we acquired 10,663,866 DAL Common Units, PTA acquired 1,200,000 DAL Common Units, 1,666,667 DAL Series A Preferred Units and 3,133,333 DAL Series B Preferred Units, Nagina acquired 900,000 DAL Common Units and 460,000 DAL Series B Preferred Units and Valenty acquired 600,000 DAL Common Units and 306,667 DAL Series B Preferred Units.  Currently, we own 71% of the outstanding voting units of DAL.

DJS LLC

DJS LLC was formed in Delaware on September 15, 2009, for the specific purpose of receiving the contribution of the assets used in providing non-legal services from DJS. Immediately prior to the closing of the Transaction, DJS contributed the assets used in providing non-legal services to DJS LLC, which was owned by DJS. DJS, in turn, contributed and sold the membership interests in DJS LLC to DAL in exchange for membership interests in DAL, among other consideration.

DJS LLC has entered into a long-term exclusive Services Agreement with DJS under which it will have the right to perform all non-legal services required to process foreclosure files and perform ancillary services. Pursuant to a facilities sharing agreement, DJS LLC will furnish corporate and back-office services to DJS, such as finance, accounting, IT and other administrative functions.  DJS LLC is the exclusive processing firm for all business undertaken by DJS, and DJS will be precluded from pursuing any material business not requiring the use of DJS LLC’s processing capabilities. However, DJS LLC will not be restricted from pursuing business with other law firms, whether in Florida or other jurisdictions.

The information regarding the operations of DJS LLC presented in these materials relates to periods during which those services were being performed or provided by DJS.

PTA LLC

PTA LLC was formed in Delaware on September 15, 2009, for the specific purpose of receiving the contribution of PTA’s assets. Immediately prior to the closing of the Transaction, PTA contributed its assets to PTA LLC, which was owned by PTA. PTA, in turn, contributed and sold the membership interests in PTA LLC to DAL in exchange for membership interests in DAL, among other consideration.

DSI LLC

DSI LLC was formed in Delaware on September 15, 2009, for the specific purpose of receiving the contribution of DSI’s assets. Immediately prior to the closing of the Transaction, DSI contributed its assets to DSI LLC, which was owned by DSI. DSI, in turn, contributed and sold the membership interests in DSI LLC to DAL in exchange for membership interests in DAL, among other consideration.

Business Strategy

Overview

Our business strategy for the short and medium term is to furnish cost-efficient processing services that benefit mortgage lenders and servicers who must manage the unprecedented volumes of foreclosures that are expected to continue in Florida. Our timely and cost-efficient processing capabilities allow mortgage lenders to preserve capital and liquidity while reducing the cost and economic loss associated with residential mortgage foreclosures.

Growth Strategy

Substantially all of our revenues are generated from services in Florida. Our growth strategy includes broadening our geographic markets and the services we offer, as well as seeking a larger share of our current markets of Florida and Puerto Rico.  We believe there are opportunities for continued growth of our business through:

•	continuing increases in mortgage foreclosure and bankruptcies due to the rapid decline in home values, high unemployment rates and the reset of adjustable rate mortgages to higher rates;

•	increasing market share in our current markets of Florida and Puerto Rico;

•	geographic expansion beyond those two markets; and

•	the extension of our services to build counter-cyclical business in mortgage origination, mortgage servicing processing, other consumer lending processing and other legal process outsourcing services.

In the long-term, our strategy is to position ourselves as a non-cyclical mortgage processing company with a low-cost, highly scalable delivery platform and predictable, diversified revenue streams. In the future, we plan to build counter-cyclical business lines through organic growth and selective acquisitions.

Foreclosure Services

Overview

Foreclosure is the process through which a lender repossesses mortgaged property when a borrower defaults on his or her mortgage. The foreclosure process is complete once a lender has acquired title to a property through a foreclosure auction or sale, or a third party purchases the foreclosed property. If the property reverts to the lender, it may require REO closing services thereafter. Our primary business involves non-legal services related to mortgage foreclosures on residential properties. In the United States, foreclosure processes generally follow one of two general models: judicial or non-judicial, with variations on a state-by-state basis within each of these groups. As described more fully below, judicial states tend to be more protective of the borrower’s rights, which results in a more complicated, costly and time-consuming process. Florida and Puerto Rico, where all of the current business takes place, are both judicial jurisdictions. Having developed the specialized IT, processes and trained employees required to support operations in the more complicated judicial states of Florida and Puerto Rico, we benefit by being able to expand into other jurisdictions with the same or similar systems without having to invest the cost and time to develop such specialized systems. We also have the ability to apply our current systems and processes to less complicated non-judicial markets.

Foreclosures in Judicial States

As noted, Florida is a “judicial” foreclosure state. “Judicial” means that each foreclosure results in the entry of final judgment by a judge in a court of law and a sale set thereafter by the clerk of the court.

In non-judicial states, foreclosure occurs through a relatively simple process that typically involves giving notice to the debtor by mailing a default letter. If the debtor does not cure the default, a “notice of sale” will then be delivered to the debtor, posted publicly, recorded at the county recorder’s office and published locally. After waiting the legally required amount of time, the foreclosing lender can then auction the property publicly without judicial involvement. Auctions of foreclosed property in non-judicial states generally require settlement in cash at the time of the sale. Procedures vary state to state, with some not even requiring direct owner notification.

The judicial jurisdictions in which we operate involve a significantly higher level of processing activities, and therefore produce higher per case revenues for us. Foreclosures in a judicial state can be handled on a small scale on a case-by-case basis; but the inefficiencies inherent in these small scale operations can increase the cost of the process, which are often eventually born by the borrower if the loan is modified or the property sold, as well as slow the process down, which negatively affects the foreclosing lender. In addition, lenders and servicers begin incurring costs as soon as a borrower stops making timely mortgage payments. Many of these are time-dependent costs that continue to grow as long as the loan is delinquent, in foreclosure, or in the REO sale process. These costs include lost principal and interest payments (including in some cases continuing to fund the monthly payments required to be made by servicers to mortgage investors on securitized loan pools), tax and insurance payments, maintaining any vacant properties, and the costs of collection efforts. Additionally, there are several one-time transaction costs that occur once foreclosure has been initiated, including legal costs for handling the foreclosure and administrative fees such as court filing fees, service of process fees and publishing fees. For those lenders or servicers who have a large number of loans in default, the cumulative cost of inefficiency can be immense.

Florida

Florida, our principal market, is a judicial state. Under Florida law, the actual prosecution of a foreclosure action in court must be done by a lawyer. Our operations do not include the law firm operations of DJS, as unauthorized practice of law regulations prohibit non-law firm entities from owning or operating a firm practicing law. However, a substantial portion of the processing services that support DJS’ actions can be done by non-lawyers. These non-legal processing services are our principal business.

In Florida, an average foreclosure case takes over twelve months from the time the lender refers it to a law firm to the court’s confirmation of the sale. Although reliable statistics are difficult to find, anecdotal evidence suggests that the rapid growth in foreclosure volumes statewide has increased the average process time meaningfully, as backlogs force courts to delay hearings.

We are directly involved in every step of the foreclosure process following the initial referral of the case to the law firm, through and up to the final conveyance of the property to the lender as a result of the foreclosure and to the ultimate purchaser from the foreclosing lender, providing the non-legal processing services required by the law firm.

Florida Process Overview

The following discussion provides further detail on each of the steps involved in the Florida foreclosure process.

•
Referral.  A foreclosure action begins when a lender or servicer servicing a mortgage in default determines that there are no viable loss mitigation alternatives, leaving the lender with foreclosure as the only alternative. The law firms receiving these referrals from lenders and servicers are our customers and potential customers. To date, nearly all of work we have performed has been done for DJS.  We intend to market our services more broadly, both within Florida and to law firms in other markets, allowing law firms to benefit from our efficient processing operations and economies of scale.

•
Instituting the Action.  Once a law firm receives a referral of a foreclosure action from a lender, it obtains a title search. The title search identifies the necessary defendants (which can include not just the homeowner/mortgagor, but also second mortgagees, lienors, etc., whose interests may also be affected by the foreclosure action). The title search also reveals any title defects. While a law firm may do this on its own, it is more efficiently performed by a third-party service provider, like us.  The law firm representing the lender uses the title search to draft and file the complaint. A lis pendens is recorded in the public records and it puts all third parties that may have an interest in the property on notice of the pending foreclosure action. We update our title search so that any parties that may have recorded claims in the period after the initial title search was conducted can be included in an amended complaint as defendants.

•
Service of the Summons & Complaint.  After the filing of the complaint and lis pendens, the law firm delivers a copy of the complaint for service, as it is not permitted to serve process itself. Service of process of Florida residents may be accomplished by personal service or by substituted service. If attempts at service fail, service may be made by publication. Effective service by publication (constructive service) must be supported by an affidavit of due diligence and inquiry regarding the initial attempts to serve. Proceeding based on constructive service of process may require that the plaintiff petition the court to appoint an attorney ad litem to protect the interest of the non-appearing defendants.

•
Entry of Judgment/Summary Judgment.  The defendants (depending on whether the defendant is an entity or an individual) have a fixed number of days to appear and file an answer or other responsive pleading to the complaint/amended complaint. If any defendant does not do so timely, the plaintiff’s lawyer will file a motion for entry of a default. If all defendants fail to appear and respond, the plaintiff may move for a final default judgment on the basis of affidavits from the plaintiff.  If any defendant files a responsive pleading, the next step is usually a motion for summary judgment, asserting that there are no material factual issues or valid defenses to a foreclosure action. Most mortgage foreclosure actions that reach this stage are resolved with this motion, thereby avoiding a trial and the attendant costs.

•
Sale.  Most often, the mortgagee/plaintiff in a foreclosure action obtains repayment of the debt, wholly or partially, by selling the foreclosed property. Following entry of final judgment, a notice of sale is prepared and published once a week for two consecutive weeks prior to the sale in a newspaper of general circulation in the city where the property is situated. This is intended to make prospective purchasers aware of the impending sale. Unless otherwise ordered by the court, the sale must be set for a date no sooner than twenty days and no later than thirty-five days after the entry of the final judgment. The clerk of the court conducts the sale.

•
Right of Redemption.  Until the time that a sale is final, any defendant has the right to redeem its interest in the foreclosed property. That means it can agree to pay the mortgagee the amount owed to it and become the legal owner. This might occur if a second mortgagee believes that the value of the property is greater than the amount of the first mortgage if marketed other than through a foreclosure sale. The right of redemption expires on the later of the filing of the certificate of sale by the clerk of the court or the time specified in the judgment.

•
Certificates of Title, Conveyances & Final Title.  The clerk of the court will issue a certificate of title upon the expiration of the objection period. A final title search is ordered and policy issued where appropriate, and all final title evidence is forwarded to the client and the homeowner’s insurance carrier.

•
Deficiency Judgments.  If the proceeds from the sale are insufficient to satisfy the entire amount due the plaintiff, it may seek a deficiency judgment for the shortfall. The ability to pursue a deficiency may be preserved in the foreclosure complaint. A motion for deficiency judgment may be filed after sale, when the deficiency is established, or a suit may be filed based on the obligations arising under the promissory note related to the mortgage.

•
Eviction.  The final judgment of foreclosure directs the clerk of the court to issue a writ of possession. If, after issuance of the certificate of title, the property remains occupied, the writ is delivered to the sheriff for execution. The timing and manner of execution of the writ of possession varies from county to county. More and more courts are requiring a motion, order and established hearing date before issuing a writ.

Case Volume

Since late 2005, lenders have experienced historically high mortgage delinquency rates. As a result, DJS’ foreclosure case volume reached 70,382 file referrals in Florida during 2009, or more than 5,865 file referrals per month, which represented a growth of 0.08% over 2008.  DJS’ case volume grew by 57% in 2008 to 70,328 foreclosure files from 44,733 in 2007, which itself represented a growth of 192% from 15,332 foreclosure files in 2006.

Direct Source Program

Historically, the majority of lenders relied on “aggregator” firms, which received large numbers of foreclosure files and directed them to select law firms to be processed. Recently, due to the need to cut costs and the increasing number of case files that need to be processed, lenders are shifting to a model in which they specify the firms to be used in their foreclosure actions. Called the “direct source” program, this is an initiative where certain major mortgage lenders and servicers utilize the best service vendors in the foreclosure process and refer certain file volumes directly to them, bypassing the aggregator firms and their associated “packaging” fees. As a result, in addition to reduced costs for the lender, ancillary services often sent to other firms (e.g., title searches or disposition of the REO) are now handled by the same firm involved in the foreclosure file, resulting in higher revenues per case file.

Although we do not participate in the direct source program, the law firms for which we process files may participate in such programs.  As a result of DJS’ position as a leading residential foreclosure law firm, it now participates in two “direct source” programs and seeks to increase that number in the future. These programs permit DJS to capture more file referrals and ancillary services from its clients.  The quality of our work processing files for law firms may increase the likelihood of a firm receiving direct source relationships, which will indirectly benefit us.

Fees

Each of the services involved in processing a foreclosure, both legal and non-legal, is generally ascribed a fixed value that is set forth in the retention agreement between the law firm and the client. These fees generally follow the guidelines set by the government sponsored entities (“GSEs”) such as the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Association (“Fannie Mae”).

Historically, these fees have been increased from time to time, and management expects that this practice will continue, though it has no way of knowing how often or by how much the fees will be increased. The Services Agreement between us and DJS will entitle us to receive payment of fees for the services that we perform for DJS. Under the Services Agreement, we are able to increase our fees periodically as a result of increases in our costs or changes in the services we provide. We generally will receive our fee within a reasonable amount of time after the law firm is paid by its client.

Variations on the Process

While most foreclosures proceed from complaint to judgment, loss mitigation and reinstatement occur in some cases. Loss mitigation includes short sales, loan modifications, forbearance plans and deeds-in-lieu of foreclosure, also known generally as “work-outs.” In sum, reinstatement reverses obligations due under any acceleration clause and returns the debtor to the original payment schedule. We are entitled to receive additional fees for assisting our law firm client with these supplemental services.

Puerto Rico

Puerto Rico, our second largest market representing approximately 1% of DJS’ foreclosure referral volume, is also a judicial jurisdiction. Compared to Florida, Puerto Rico’s foreclosure processes are more complex and more lengthy. The complex and lengthy process in Puerto Rico, in addition to its geographic location, are expected to discourage entry by new market participants.

Process Overview

The following discussion describes the various actions taken during the foreclosure process in Puerto Rico, contrasting it, where appropriate, with Florida’s.

•
Title Search.  As with Florida, in Puerto Rico the starting point of a foreclosure action is a title search to determine the potential defendants in the action, including the current owner and other lienors.

•
The Complaint.  The complaint must be filed in the Superior Court in Puerto Rico having jurisdiction over the property. Several documents must be affixed to the complaint, including a copy of the mortgage note, status of the debt and a brief property registry certification.

•
Service of the Complaint.  The plaintiff has six months from filing the complaint to serve the summons and complaint on the mortgagor. Service of the complaint must be made directly to the mortgagor. The mortgagor then has 20 days to answer the complaint. If the server cannot locate the mortgagor, or it is determined after utilizing reasonable sources of information on the mortgagor’s whereabouts (mayor’s office, police headquarters, post office, etc.) that the mortgagor does not reside in Puerto Rico, then the server must execute a sworn statement requesting a court order authorizing service by publication. The mortgagor has 30 days to answer the complaint after the date of publication.

•
Answering the Complaint.  If the mortgagor answers the complaint, the case proceeds through the courts in any of various ways, depending on the nature of the answer and defenses alleged, if any. If the mortgagor fails to answer the complaint, the plaintiff may move for a default judgment.

•	Entry of Judgment By Default. Ordinarily, the court will issue the default judgment without a hearing if the mortgagor failed to appear or answer.

•
Execution on the Judgment.  Thirty days after the date of the judgment, the plaintiff must file a motion requesting an order for execution. In response, the court will issue a writ of execution, which gives the marshal of the court the authority to sell the property to the highest bidder at public auction.

•
Sale.  Three public sales are held at different dates. A notice of each sale must be published at least once a week in at least one newspaper for a period of two weeks. The highest bidder from among all three public sales is awarded the property.

Fees

DJS began generating income from foreclosures in Puerto Rico in early 2006. In most cases, law firms in Puerto Rico receive a referral of a foreclosure action through DJS from lenders and servicers for which it handles foreclosures in Florida. Although it is not licensed to practice law in Puerto Rico, DJS oversees the activities of the law firms to which it has referred the foreclosure cases. We provide title services to local counsel in Puerto Rico. We generate fees for these files through a packaging fee received from the local firm for monitoring the file for the lender.

Case Volume

In Puerto Rico, DJS received 603 foreclosure referrals during 2009, all from the same client. The Puerto Rico market represents a solid growth opportunity, as DJS has received numerous inquiries from potential clients to handle their foreclosure activities, but to date no additional clients have been secured.

Title Services

Title Exam & Abstract

Almost every foreclosure referral to DJS requires a title exam and abstract (a written history of all deeds, liens and encumbrances affecting a specific property) in order to identify the defendants to be included in the complaint. A title exam will also discover any defects in title or claims against or other burdens on the property. A title exam will answer many questions, such as the existence of:

•	judgments against the owners;

•	liens filed against the property by city, county, state or federal authorities for taxes or otherwise; and

•	lawsuits against the owners which could affect ownership of the property.

While a title exam is an important step in any foreclosure action, it is particularly important in a judicial state, where all persons with an interest in the property (including lien holders) must be joined in the foreclosure action. The ability to execute the title search quickly and accurately is essential to prompt commencement of the action. For 55 of 67 Florida counties, we use the ATIDS electronic title record database, which affords us real time, on-line access to public land records. With ATIDS, title searches can be performed in as little as one hour. For the remaining 12 counties, we use third-party vendors to obtain title searches, with a typical turnaround time of 24 hours to 48 hours.

Fees

We receive a set fee from our customers for each title abstract and exam and an additional fee for each title update. With the exception of files where the loan has been reinstated prior to entry of judgment, we usually update title exams at least once over the course of a foreclosure case. In addition, we provide ancillary services on a fee per service basis.

Bankruptcy Services

When a borrower files for bankruptcy during the foreclosure process, the file is transferred to DJS’ bankruptcy department and we continue to provide non-legal support services when needed. Two of the most typical actions taken when a debtor is in bankruptcy are filing a proof of claim (“POC”) and drafting a motion for relief from a stay. A POC is filed after the lender receives notice that the debtor has filed a bankruptcy petition (usually Chapter 13). The POC states the amount and type of the debt owed and the arrearage on the debt.

All litigation involving the petitioner, including but not limited to foreclosure proceedings, is automatically stayed upon the filing of a bankruptcy petition. As the mortgagee is a secured creditor with senior rights to the proceeds from the sale of the mortgaged property, a Motion for Relief (“MFR”) from the automatic stay is generally filed to avoid delay in getting to judgment. The MFR is typically granted, as the rights of other creditors are generally not at issue in the foreclosure proceeding or, if they are, are dealt with in that action. A MFR will typically be heard within 25 to 30 days of notice of the bankruptcy filing. The average time for the court to grant an MFR is 5 to 7 days after the hearing date.

Other bankruptcy actions include seeking comfort orders to confirm termination of an automatic stay and filing and defending objections to confirmation of the bankruptcy plan or motions seeking re-imposition of the stay.

We conduct processing services for DJS’ bankruptcy referrals in both Florida and Puerto Rico. DJS’ bankruptcy business increased in 2009, with 10,313 total referrals during the year, an increase of 27% over 2008.  Bankruptcy referrals grew by 48% in 2008 to 8,116 bankruptcy files from 5,483 files in 2007, which in itself represented a growth rate of 95% from 2,814 files in 2006.

The following chart shows the increase in the number of bankruptcy referrals that DJS has received from 2006 through 2009.

Eviction Services

Once the foreclosure process is complete, if the residence is not already vacant, occupants need to be evicted from the property. In such cases, we will prepare the eviction documents for DJS. Evictions in Florida typically require 20 to 45 days from the date of foreclosure sale.  Although DJS’ eviction referrals decreased in 2009 by 13%, with 5,325 total referrals during the year, DJS experienced a significant increase in eviction volumes in 2008 due to rising foreclosure rates, continuing upward trends in lender-owned properties and increasing direct source volumes. Eviction referrals grew by 141% in 2008 to 6,134 files from 2,546 files in 2007, which in itself represented a growth of 398% from 511 files in 2006.

The following chart shows the increase in the number of eviction referrals that DJS has received from 2006 through 2009.

Real Estate Owned (“REO”) Closing Services

When a lender sells a property that it has recently acquired through foreclosure, there is a need for REO closing services. For REO closings we prepare the closing documents for DJS and assist DJS in the coordination of the document execution and management of the disbursement of funds, including wire transfers and escrow arrangements, as necessary. Because DJS is already familiar with the file, the seller of the REO property (the client), will typically utilize DJS for REO closing services as well. We are best positioned to provide DJS the additional services required for it to conduct REO closings, because we have already examined the title and identified and resolved any issues. This reduces the amount of work necessary in the REO closing process and reduces costs for the client by closing the transactions sooner.

DJS’ REO closing business increased in 2009, with 5,803 total referrals during the year, an increase of 47% over 2008.  REO closings file volume grew by 439% in 2008 to 3,949 files from 732 files in 2007, which itself represented a growth of 130% from 318 files in 2006. In addition to the overall increase in foreclosure volumes, the increasing trend of foreclosed properties reverting back to the foreclosing lender, as opposed to being reinstated or sold to third parties at the foreclosure sale, has continued, fueling the growth of this aspect of our operations. This growth continued for 2008 and 2009 and is expected to do so through 2010, as foreclosure rates remain high and the potential for a stabilization of real estate prices has led many lenders to choose to hold the foreclosed assets rather than to sell them at a loss. These trends, in addition to customers gained by DJS through direct source programs, are expected to drive continuing growth in our REO closing services over the next several years.

The following table depicts DJS’ REO closing referral volumes by year from 2006 through 2009.

REO Liquidation Services

We assist DJS and its client in all phases of the REO liquidation process, including property inspection, valuation, eviction, broker assignment and liquidation. We currently provide REO liquidation related services for properties nationwide for a single customer.  DJS’ volume of REO liquidation files increased in 2009, growing to 4,211 files, an increase of 25.2% over 2008.  DJS’ volume of REO liquidation files grew by 146% in 2008 to 3,362 files from 1,366 in 2007, which itself represented growth of 12% from 1,219 files in 2006.

The following chart shows the increase in the number of REO liquidation referrals that DJS has received from 2006 through 2009.

As refinance options for borrowers in foreclosure decrease, our management anticipates more REO properties in the near future, which is expected to contribute to an increase in overall REO services demand.

Loss Mitigation

In October 2008, DJS began to offer loss mitigation services to its clients, and dedicated staff to execute this service offering. These services provide DJS’ clients with alternatives to foreclosure, such as loan modification or forbearance, which allow a borrower to continue to own his or her property, and short sales and deeds-in-lieu of foreclosure, which transfer property ownership to a third party or the lender. Management believes that it is likely that DJS will often receive a foreclosure referral from a loan modification matter it handled, because it will already have familiarity with the file. Once the client decides to pursue loss mitigation rather than foreclosure, we prepare the required documentation, the cost of which varies depending on the type of loss mitigation service that the client chooses.

While loss mitigation may appear on its face to reduce foreclosures, modified loans may still fall delinquent. Delinquent loans, in turn, are more likely to go into foreclosure. A substantial percentage of modified loans fall delinquent because many loan modifications consist of temporarily lowering the borrower’s interest rate while increasing the total amount owed on the home by adding fees and late payments to the principal balance. In some instances, where the loan modification includes an increase in the principal amount of the loan, a borrower’s monthly payment may actually increase, making it even more difficult for the borrower to pay.

Monitoring Services

DJS also offers “monitoring services” to junior lienors of property that is in foreclosure. DJS follows the foreclosure process through the sale and represents the junior lienor in the sale process. Under parameters established by the customer, DJS will actively participate in the foreclosure auction process on behalf of the customer in order to maximize the probability that the junior lienor will receive some proceeds from the foreclosure. We prepare the necessary documentation required by DJS to handle these monitoring services. DJS handled 1,782 monitoring cases in 2009, an increase of 23% over 2008, after handling 1,447 monitoring cases in 2008, a decline of 37% from 2,295 monitoring cases in 2007.  DJS’ monitoring business in 2007 was up over 112% from the 1,081 monitoring cases in 2006.  The past growth in this service area derives from both the overall increase in foreclosure volume and the increase in second mortgages over the last five to seven years, when rising real estate values enabled owners to take second mortgages against the equity appreciation in their homes. The recent decline in this service area stems from the dramatic decline in home valuations over the past several years, which has driven the continuing growth of foreclosures but has also resulted in significantly reduced prospects for any recoveries for junior lien holders from the foreclosure process.

The following chart illustrates DJS’ monitoring referral volumes by year from 2006 through 2009.

Litigation Services

Litigation can arise in the course of foreclosure, and even after the foreclosure process concludes. DJS’ standard fees are based on the typical case, in which the foreclosure is not contested. If the homeowner challenges the foreclosure, the breadth of DJS’ services, and the fees generated, increase significantly.

We assign a team, consisting of a paralegal and a processor, to each litigation matter. The team prepares documentation for the DJS attorney to use in the litigation.

DJS Customers

Through our relationship with DJS, we indirectly service a strong and diverse customer base that includes many major mortgage lenders and servicers in the United States. Our Services Agreement with DJS provides us with the opportunity to continue to indirectly service those existing customers, which include some of the largest financial institutions in the United States. DJS has long-term relationships with each key customer, the average length of the relationships being more than ten years.  Four of DJS’ top ten clients have referred foreclosure files to DJS since it commenced operations in 1994. Those relationships are strengthened by the need for substantial interaction between the customers’, DJS’ and our staffs at all levels on a regular basis. DJS’ top ten clients accounted for approximately 89.5% of DJS’ total foreclosure file volumes in 2009, with the largest accounting for approximately 30%. DJS experienced very rapid growth over the last 24 months, as it was able to increase its volume with existing clients and establish new relationships.

DJS has successfully established and distinguished itself as a provider of choice for major lenders and servicers and has provided us with tools for our success. A key factor in DJS’ and our success is the ongoing implementation of cutting edge IT solutions that optimize interface and data transfer activities with clients, and improve processing time while reducing human error. We also deliver effective staff training to ensure efficient and effective processing of all referrals.  Our use of Client Relationship Managers for large customers implementing direct source initiatives promotes regular and effective communication to make sure that we are aware of the needs of each of DJS’ clients and can meet them.

 Based on its lengthy track record, customers trust DJS and us to perform each job in a correct and timely manner. This trust and dependence has been the key to securing and retaining customers. Given the specialized services we provide and our high degree of interaction with and customization for each customer, it is difficult for customers to shift business to a new service provider or to perform these services themselves.

Technology

We have developed an integrated technology infrastructure that consists of proprietary and licensed software. We continually upgrade our infrastructure to provide enhanced functionality. The core of this platform is a proprietary case management system that we have integrated with a proprietary file storage system, various proprietary departmental workflow applications and a third party licensed financial accounting system. This fully interconnected set of applications makes reliable management of a large volume of complex processes possible. Reports can be generated to specification, allowing our management to oversee any and all stages and timelines in the process.

We are in the process of implementing a paperless environment, utilizing electronic imaging and document management tools. Our management expects a further reduction in human error and time required for document retrieval once these systems are on line. It will also enable us to streamline processing functions, increasing efficiency by enabling each staff member to handle a higher volume of files, reducing overhead and improving profitability through increased file per staff member ratios, and, in turn, higher overall profits.

Our case management system currently serves as a workflow engine and operational reporting system. It is being modified to assist staff to do their tasks on a timely basis, using system-generated documents to guide staff through each processing step. It will also maintain targeted timelines that it tracks against actual progress for each process step, notifying staff and vendors of tasks to be completed.

Our technology platform is integrated with universal translator software licensed from a third party that interfaces with systems maintained by DJS’ clients to enable data exchange, notifications/status updates and electronic billing by DJS. DJS receives referrals from clients electronically, and data fields automatically populate with information regarding the property, borrower, mortgage terms and other relevant data. Vendor services, such as service of process, are ordered through the system as needed through electronic interfaces between the system and our vendors.

This system also delivers the referral summary into our proprietary tracking system, which serves as the hub of information regarding the status of every file. Processing staff populate the tracking system through data entry, and the tracking system then sends updated information back to the universal translator system. The system provides DJS’ client or the appropriate packaging firm with status updates on each file, which allows DJS’ clients greater insight into the status of their foreclosure files. Electronic access also reduces the requirement of human capital in interfacing with the client, while maintaining high customer service levels.

Our disaster recovery plan consists of two redundant servers. One server is located on site at our Plantation, Florida headquarters, and the other server is housed off-site in Fort Lauderdale, Florida, at a hurricane-proof location. In Louisville, Kentucky, daily back-ups are performed and stored on an on-site back-up server, and back-up tapes are stored off-site. Pursuant to a contract with a third party vendor, our Plantation facility has available to it, as needed, a generator truck that would power a portion of the facility and provide limited air conditioning. This system will provide us with an increased capability to operate in the wake of a natural disaster, mitigating to the extent possible the risks associated with Florida’s hurricane season.

Our investment in technology infrastructure has allowed us to increase referral volume rapidly while improving productivity and quality, reducing costs, elevating levels of customer service and maintaining strong profit margins. Additionally, our paperless document environment initiative and further automation will continue to reduce labor costs by eliminating manual processes.

Competition

Mortgage lenders and loan servicers typically have a limited in-house mortgage default processing service department that generally focuses on servicing non-performing loans before a foreclosure referral. When the decision is made to foreclose on a mortgage in default, lenders generally refer the matter to a law firm (at least in judicial foreclosure states), which provides the legal and non-legal processing services needed or outsources the non-legal work to third-party providers. Each of these law firms and third-party service providers represents a competitor of ours, as we begin to expand our geographic market beyond Florida and Puerto Rico.

It is estimated that the high volume mortgage default processing services industry in the United States consists of hundreds of local and regional law firms. Based on industry association listings, about 35 of them operate in Florida. Most of the law firms that deal with residential foreclosure are quite small (under 10 attorneys per firm). Only recently have a few larger law firms like DJS arisen to meet the larger lenders’ and loan servicers’ desire to better manage the foreclosure process through vendor consolidation. Clients demand high levels of service from the firms handling the mortgage foreclosure process, with a particular emphasis on process rigor, efficiency and accuracy with which the firms complete the foreclosure process. All the major lenders have a well-defined process for foreclosure filings, and they expect their law firm vendors to conform to the bank foreclosure process to facilitate monitoring progress and minimizing losses throughout the process. This process efficiency is critical, as faster foreclosures mean fewer missed payments by borrowers and fewer delinquency payments made by loan servicers to investors on behalf of delinquent borrowers. Accuracy is also critical, as any resubmission of paperwork or additional court hearings extend the foreclosure process and impose additional cost. Law firm reputation and partner tenure are additional client considerations.

We have developed rigorous processes tailored to the needs of each of DJS’ clients as a result of having processed a significant percentage of DJS’ case volume over many years of service. We have also invested in proprietary technology to achieve high efficiency and minimal foreclosure processing time.  We believe that, in combination with the increasing case volumes, rising client expectations, and high barriers to entry with respect to the substantial minimum technological requirements to achieve efficiency, we are uniquely positioned to capitalize on opportunities for further growth in current and future markets. In addition, there is a higher degree of consolidation among DJS’ clients due to recent acquisitions as many look to simplify their foreclosure management and consolidate their vendors. This is a beneficial industry trend, as DJS has a higher share of foreclosure volume amongst the larger banks that require the services of law firms that have the scale and capabilities to manage their large foreclosure volumes successfully. There is also potential for geographic expansion through providing foreclosure processing services for DJS’ existing larger bank and loan servicing clients across multiple geographies.

Our management believes that DJS is the market leader in Florida.  Florida is one of the most active states for foreclosures, with only California having more foreclosures in 2009, according to the MBA.  As a result of DJS’ leadership in a large core market, we are also likely one of the largest foreclosure processing companies in the U.S.

We compete with several small and large law firms in Florida. Although providing similar services, most of the law firms that deal with residential foreclosure are located in a single city, are smaller, possess limited resources and are unable to generate the economies of scale that we derive from our high-volume and efficient processing operations.

As a judicial foreclosure state, which requires that the court system process most foreclosure actions, Florida is recognized as being among the more complex states for foreclosure processing. In addition to mastering this complex processing function, new competitors would need to develop a close working relationship with a law firm (such as our relationship with DJS) to be successful.

Long-Term Corporate Strategy

We have a strong track record of achieving consistent and profitable growth. Marketing efforts by DJS have resulted in new clients and increased share with existing accounts. This includes DJS’ selection as the primary vendor in a number of recently launched “direct source” programs, through which major lenders and loan servicers bypass service aggregators and refer foreclosure work to specified law firms, such as DJS. DJS intends to continue its efforts to secure direct-source business from its current customers.  We also intend to seek additional law firm customers independent of DJS.

Our management believes that a number of factors indicate that the high rate of mortgage foreclosures will continue through and beyond 2010. Our management believes that the combination of macroeconomic factors favorable to the industry (persistently high unemployment, upward ARM resets, depressed real estate values compared with recent levels that either continue to decline or stagnate, tighter credit standards and the unavailability of home equity loans), company specific growth attributes (the direct source program and geographic expansion) and our proven infrastructure capabilities, positions the Company for sustained growth.

Several near- and long-term growth drivers for the Company’s business are discussed below.

Overview

Initially, we believe our opportunities for future growth will come from increases in foreclosure volumes in Florida and an increase in files referred to our primary client, DJS, by its clients. Because the average cycle time on a foreclosure is approximately twelve months, with a significant portion of the revenue earned within the first month after the referral, and the remainder near the end of the process, the number of current referrals is an indicator of revenue levels for the following year, with high levels of file referrals indicative of strong revenues. We are currently forecasting foreclosure volumes and file referrals to increase for at least the next few years. As a result of DJS’ position as a leading residential foreclosure law firm, it now participates in two “direct source” programs and seeks to increase that number in the future. These programs permit DJS to capture more file referrals and ancillary services from its clients. We also believe there are opportunities for the growth of our business in Puerto Rico as a result of increased referrals to DJS from its existing clients and increases in our file volumes and the capacity of DJS’ referral law firm in Puerto Rico to handle significant additional volume. In addition, we intend to offer our REO liquidation services to additional customers, who are already using DJS for their foreclosures. We do not believe that pursuing these opportunities will require significant additional investments by us.

We look to adapt our infrastructure platform to support foreclosure servicing in other states and expand our business into those states. The cost to do so will vary from state to state, and we have not yet developed specific estimates of such costs. We may enter new states through acquisitions of existing processing businesses operating in those states. These activities may require significant investments by us, although initially we believe we can fund those from our operating cash and, in the case of acquisitions, through issuances of our equity.

On a longer-term basis, we also see opportunities for growth by expanding the services we offer to include others related to the foreclosure industry, such as publication, document retrieval, lien searches, automotive default services and foreclosure services for commercial real estate mortgages. A possible long-term challenge we face is to expand into counter-cyclical markets before there is a cyclical decline in foreclosure volumes. Accordingly, our long-term plans could include plans to enter the counter-cyclical markets, such as providing mortgage origination services. We are currently reviewing the development of a national title insurance platform, which could allow us to expand our service offerings in that area beyond those supporting our foreclosure processing services and into new counter-cyclical markets like mortgage origination. Each of these activities would likely represent new service offerings for us, requiring us to develop new processes and procedures to provide these services or to acquire businesses already providing them. Such activities could require significant investments by us.

Because of the preliminary nature of our consideration of these growth initiatives, the amount of such investments is not known, nor do we know whether we can fund these investments from our operating cash flows or would have to seek debt financing from third parties. Any such debt financing, if available to us on reasonable terms, would have to be approved by our existing lenders.

Increase in Foreclosures/Industry Dynamics

Because the average cycle time on a foreclosure referral, except for those cases that are fully litigated, ranges between 220 to 240 days, our performance in the immediate term will be a function of the number of referrals we receive from DJS.  Roughly half of the revenue associated with a file is recognized at the time that a foreclosure complaint is filed, which occurs within the first month of the referral. As a result, the number of referrals that occur in a given period is indicative of revenues and earnings for the ensuing periods.

Our management expects foreclosure volumes to continue to increase. The rise in sub-prime mortgage originations and other high-risk loans approximately 3 to 5 years ago, combined with higher U.S. consumer debt, stagnant home prices, rising and sustained high unemployment and upward interest rate resets, has burst the sub-prime bubble, leading to a sustained high level of foreclosures. The recent stabilization in the real estate market in some areas is not expected to result in a change in foreclosure rates.  A change in foreclosure rates would likely require a significant increase in home values, which is not forecasted in the near term.

Increase in Florida Market Share

Our management believes that DJS is already a leading residential foreclosure law firm in Florida.  Volume growth and market share gains in Florida are anticipated to result from further penetration of existing client referral volumes. DJS’ share of referrals from eight of its top ten clients averages less than 60%. While that is a high figure, it points to the fact that DJS and the Company are well regarded by those clients, and there is considerable room for growth in referrals from the current client base. DJS has also capitalized on the growth opportunities associated with “direct source” programs, which allow DJS and the Company to be more integrated with DJS’ clients and capture both foreclosure processing and substantially all ancillary services revenues while eliminating the packaging fees from third-party service aggregators. DJS has secured two major direct source programs, representing approximately 33% of its business, and its objective is to expand this program to other existing and new customers as a way to achieve significant increases in both foreclosure and ancillary services volumes.

Further Development and Penetration in the Puerto Rico Market

DJS currently serves the foreclosure processing market in Puerto Rico through its sub-contracting relationship with a local law firm. The Puerto Rico market represents a solid growth opportunity, as DJS has received numerous inquiries from existing customers to handle Puerto Rico matters.  To date, DJS has not taken additional work due to concerns about its ability to work effectively and profitably with law firms in Puerto Rico not familiar with our methods. DJS and the Company are developing a program to take advantage of these opportunities.

The Company also believes that it can secure additional processing work by adding customers. The third party local law firm to which DJS refers files has the capacity to handle significant additional foreclosure referral volumes in Puerto Rico, and the Company will seek processing work on additional matters referred to us from existing and new clients of that firm and from other law firms in Puerto Rico.

Geographic Expansion

Although our infrastructure platform is currently focused on Florida, we believe it is readily adaptable to support servicing of foreclosure actions in other states. Adding states to our geographic footprint is not only a way for us to broaden our customer base, but also creates the opportunity for us to represent a consistent point of contact for a lender throughout an entire region. Our management believes this is a high-value feature of the Company as the mortgage industry continues to consolidate. The strategy to achieve this geographic expansion includes the following elements:

•	a greenfields effort, whereby our relationships in Florida with the country’s leading mortgage lenders and servicers can be leveraged to gain an immediate market presence in neighboring states; and

•
acquisition of an existing processing firm, whereby significant cost savings could be realized by implementing our scalable IT infrastructure and centralized processing operations to improve efficiencies and performance.

Our management believes our scalable IT system can be tailored to the specific processing requirements of other states with little difficulty. We believe the system is capable of supporting geographic expansion in both judicial and non-judicial states, the latter having a lower level of process complexity that simplifies customization. There are approximately 20 states that follow judicial foreclosure process requirements.  Our management team is familiar with the foreclosure process in many states, and has experience structuring and growing foreclosure operations in multiple states. By focusing its expansion on the Southeast (to take advantage of the opportunity presented by regional mortgage lenders operating there), we have an opportunity to become a significant player in additional jurisdictions that would roughly double the size of our current market in terms of foreclosure activity.

Expansion of Ancillary/Additional Service Offerings

Foreclosure referrals also drive ancillary services, such as title, bankruptcy, eviction, monitoring and REO closings, that are very profitable business lines. Once DJS obtains a foreclosure referral, it has a clear advantage in competing for the processing services that follow a foreclosure. Our management believes there is ample opportunity to increase this portion of the business. For example, in connection with recent “direct source” initiatives mentioned above, clients have indicated that substantially all follow-on ancillary services in certain categories will be processed by the same firm that performs the foreclosure processing services on properties.

In addition, there is an opportunity for significant growth associated with our ability to offer additional services to DJS clients, including publication, loss mitigation, document retrieval, lien searches, automotive default services, foreclosure services for commercial real estate mortgages, loan origination services and loan subservicing services. The following is a brief description of select potential additional service offerings, and growth of services currently provided.

Publication. The Florida foreclosure process can require public notice two or more times during the foreclosure process. The first is to effect service of the complaint when the mortgagor cannot be served personally. The second is to publish notice of sale. This is a potentially profitable service offering, which would be captured by creating a publication for general circulation in counties or states where we process large volumes of foreclosures, thus capturing the publication revenue now paid to third parties.

Loss Mitigation.  As discussed in the “Business Strategy – Loss Mitigation” section of this Report, this service involves engaging debtors in workout discussions on loans that are 30 days to 90 days past due, in an effort to avoid a foreclosure. Although often handled in-house by larger lenders and loan servicers, there is increasing demand for this service to be handled by an outside vendor, given the potential large volume requirements (particularly those imposed by recent government mandates). Our management believes that growth of this service offering represents a large growth opportunity for us. Although a successful workout may detract from the foreclosure volume that we would otherwise handle, our management believes that such potential decrease would be offset by exposure to files that we may not otherwise deal with. It would also present the opportunity to provide the foreclosure servicing on those files for which the workout efforts did not succeed. As set forth in the section of this Report entitled “Business Strategy – Loss Mitigation,” many borrowers who have their mortgages modified end up in foreclosure.

Document Retrieval.  The foreclosure process in a judicial state such as Florida requires obtaining significant documentation for attachment to pleadings or introduction into evidence, including copies of promissory notes, mortgages, deeds and other voluminous documents. In many cases, document retrieval fees are calculated on a per-page basis, which may result in document retrieval being an expensive but unavoidable aspect of the foreclosure process for the mortgage servicer. Our management believes that the establishment of a document retrieval operation, which would locate and provide copies of all documentation necessary for the foreclosure process, represents a meaningful growth opportunity for us.

Lien Searches.  This service would involve performing lien searches on properties that are the subject of a foreclosure referral. We currently outsource this service to third party vendors on a flat fee per search, with the size of the fee depending on property location and depth of search. This service includes identifying unrecorded liens, such as utilities and association dues.  Our management believes that the Company could expand its lien search offering to include searches for new mortgages and applications for credit card and home equity lines of credit.

Automotive Default.  Our management believes that service offerings to the automotive finance market, as well as marine, recreational vehicle and other similar markets, represent another growth opportunity. These include repossession and bankruptcy services. DJS has several existing clients who make loans in the automotive market and, as with real estate loans, many of these are in default and require resolution.

Commercial Foreclosure.  We may consider expanding our service offerings to other real estate markets, such as the commercial real estate mortgage market. The prospective customer base for commercial mortgage default processing and closings would mirror that of DJS’ residential mortgage lender and servicer customer base. Commercial foreclosures are fewer in number, higher in value and less formulaic in how they are processed. However, as an addition to our current service offering, they represent a meaningful potential increase in our revenue stream, with potentially higher margins than those associated with residential foreclosures.

Loan Origination Services.  Although foreclosure rates are expected to remain high through 2010 and perhaps last through 2012 before they begin to decline meaningfully, there is a cyclical aspect to that phenomenon. To protect against a decrease in foreclosure activities when it occurs, our long-term plan is to enter the counter-cyclical market of providing mortgage origination services, such as closing services, lien recording/release and title searches, in connection with home purchases. Mortgage loan origination and processing represent the front end of the mortgage process, while our current focus, foreclosures, represents the back-end.

Loan origination services have significant synergies with the Company’s current business, as origination services include the same title search, appraisal and closing services that we currently provides as part of our foreclosure processing services offerings. DJS’ top 10 clients are also the largest loan originators, and there exists the potential to market origination services directly to this existing client base as market demand shifts from foreclosures to originations. As we have increased our foreclosure processing operations in recent years, we were able to hire experienced staff from the origination support industry because of the similarities between the two businesses. Our REO services already place us in this market to some degree, and plans are in development to market these services more broadly.  Our management believes that existing customers will want to avoid past mistakes made at origination which have caused millions of dollars of losses and title claims.  Accordingly, our backend expertise will be a selling point for us.

Falling home sale volumes have forced a significant amount of mortgage loan processing capacity out of the market in the past several years, and the DJS management believes that DJS’ and our services offering could allow us to capture a significant share of this market as the residential real estate market rebounds.

Loan Subservicing Services.  Our management believes that we have the ability expand into other processing services supporting DJS’ mortgage servicing company clients (sub-servicing business). These services offerings would address cost pressures, particularly among smaller loan originators struggling in the current market. These subservice loan fulfillment services include loan boarding, payment processing, credit bureau reporting, and year-end tax reporting, among other administrative services.

Acquisition of Competitors

Our management believes that there are a number of opportunities to acquire the processing operations of other firms in the industry. For example, we could further expand our Florida presence by acquiring the processing operations of one or several of our competitors. The acquisition of one or more of our competitors could generate significant cost savings by leveraging the value of our scalable IT infrastructure and centralized processing operations and reducing overhead.

Organizational Structure

DJSP was incorporated in the British Virgin Islands on February 19, 2008 under the name “Chardan 2008 China Acquisition Corp.” as a blank check company for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar business combination with an unidentified operating business which has its principal business and/or material operations in China.  We are now a holding company whose primary business operations are conducted through three wholly owned subsidiaries of DAL, a company in which DJSP holds a controlling interest.  The three subsidiaries are DJS LLC, PTA LLC, and DSI LLC.   Through its operating subsidiaries, DAL provides non-legal services supporting residential real estate foreclosure, other related legal actions and REO services, primarily in Florida.

Property, Plants and Equipment

Operations & Facilities

The DJS LLC and PTA LLC executive offices are located in Plantation, Florida. Certain additional processing services personnel are located in a second office in Plantation, Florida, where DJS LLC also has a right of first refusal on additional second floor office space, and in an office in Miami, Florida.  The DSI LLC offices are located in Louisville, Kentucky.  The Plantation offices handle the majority of processing services, while the Louisville office performs REO liquidation services. In addition, our processing facility in Florida is supported by a scalable, low-cost operation in Manila, Philippines through a vendor relationship that provides data entry and document preparation support.

The lease for the primary Plantation headquarters covers approximately 127,000 square feet. Our operations utilize approximately 90% of such leased space, and approximately 10% of such space is leased to DJS. We are in the process of building out approximately 27,000 square feet of that space.  The Company also leases approximately 48,000 square feet in another office building in Plantation, Florida.  DSI LLC has leased 3,000 square feet of space previously occupied by DSI in Louisville.

Operations

To facilitate the processing of files, we are organized in a “team-based” structure. Departments are organized by DJS’ clients, rather than by functional role. Staffing teams that are dedicated to specific DJS clients allows for a single reference point of contact for a client with respect to a file, regardless of the file’s stage in the process. Additionally, we benefit from having various team members maintain daily contact with DJS client personnel at various levels. This team based environment, featuring staff trained on multiple steps in the process, also provides significant staffing flexibility to adjust to volume fluctuations.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DJS Processing Division and Combined Affiliates - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.) is a British Virgin Islands company limited by shares, that was incorporated on February 19, 2008, organized as a blank check company for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar business combination with an unidentified operating business.

On August 11, 2008, we consummated our initial public offering, generating gross proceeds of $55,000,000.  The net proceeds were deposited into a trust account.

On January 15, 2010, we acquired a controlling interest in DAL Group, LLC (“DAL”).  Concurrently with the Transaction, we consummated a private placement of 1,500,000 ordinary shares of the Company for aggregate gross proceeds of $10,500,000, which proceeds, together with the cash in the trust account, were used to pay a portion of the Transaction consideration and related expenses.

DAL’s business is comprised of DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware (“DJS LLC”), Professional Title & Abstract Company of Florida, LLC, a limited liability company organized under the laws of the State of Delaware (“PTA LLC”) and Default Servicing, LLC, a limited liability company organized under the laws of the State of Delaware (“DSI LLC”), each of which is engaged in providing non-legal services supporting residential real estate foreclosure, other related legal actions and lender real estate owned (“REO”) services.  Each of DJS LLC, PTA LLC and DSI LLC were formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of the assets used in providing non-legal services from businesses founded by David J. Stern (i.e., Stern Holding Company – PT, Inc. (f/k/a Professional Title and Abstract Company of Florida, Inc.) (“PTA”), Stern Holding Company – DS, Inc. (f/k/a Default Servicing, Inc.) (“DSI”) and Law Offices of David J. Stern, P.A. (“DJS”)).

In connection with the Transaction, DJS, PTA and DSI contributed DJS LLC, PTA LLC and DSI LLC, respectively, to DAL in exchange for cash, a promissory note, an obligation for a post-closing cash payment and a minority interest in DAL.  The members of DAL prior to the Transaction also retained a minority interest in DAL.

In connection with the Transaction, DJS LLC entered into a long-term exclusive Services Agreement with DJS under which it will have the right to perform all non-legal services required to process foreclosure files and perform ancillary services. Pursuant to a facilities sharing agreement, DJS LLC will furnish corporate and back-office services to DJS, such as finance, accounting, IT and other administrative functions. DJS LLC will be the exclusive processing firm for all business undertaken by DJS, and DJS will be precluded from pursuing any material business not requiring the use of DJS LLC’s processing capabilities, subject to limited exceptions. However, DJS LLC will not be restricted from pursuing business with other law firms, whether in Florida or other jurisdictions. All of our revenues from foreclosure services are derived from this Services Agreement. PTA LLC provides title searches and examinations related to services provided by DJS and defendant location services to third party processors engaged by DJS. DSI LLC provides REO liquidation related services directly to customers. Currently, DSI LLC provides such services nationwide for a single customer.

We generate revenue by charging for the services performed by our three operating subsidiaries as described above. The revenues generated from our foreclosure services are directly related to the volume of mortgage foreclosures being referred to DJS which, in turn, is directly related to the number of foreclosures occurring in our principal market of Florida. This volume varies based on a number of factors, including general economic conditions and government sponsored programs to reduce mortgage foreclosures, which are discussed below. Virtually all of our title-related services are performed in connection with the foreclosure files we process; therefore, the revenues we receive for title-related services are also directly related to the volume of mortgage foreclosures in our principal market. The revenues generated by our REO liquidation services are related to the volume of REO business referred to us by our sole customer. As with the other services we provide, this volume is directly related to the volume of real estate foreclosures in our primary market as well as real estate foreclosures nationwide as our REO liquidation business also handles transactions related to real estate foreclosures outside of our primary market.

Initially, we believe our opportunities for future growth will come from increases in foreclosure volumes in Florida and an increase in files referred to our primary client, DJS, by its clients. Because the average cycle time on a foreclosure is approximately twelve months, with a significant portion of the revenue earned within the first month after the referral, and the remainder near the end of the process, the number of current referrals is an indicator of revenue levels for the following year, with high levels of file referrals indicative of strong revenues. We are currently forecasting foreclosure volumes and file referrals to increase for at least the next few years. As a result of DJS’ position as a leading residential foreclosure law firm, it now participates in two “direct source” programs and seeks to increase that number in the future. These programs permit DJS to capture more file referrals and ancillary services from its clients. We also believe there are opportunities for the growth of our business in Puerto Rico as a result of increased referrals to DJS from its existing clients and increase our file volumes and the capacity of DJS’ referral law firm in Puerto Rico to handle significant additional volume. In addition, we intend to offer our REO liquidation services to additional customers, who are already using DJS for their foreclosures. We do not believe that pursuing these opportunities will require significant additional investments by us.

We look to adapt our infrastructure platform to support foreclosure servicing in other states and expand our business into those states. The cost to do so will vary from state to state and we have not yet developed specific estimates of such costs. We may enter new states through acquisitions of existing processing businesses operating in those states. These activities may require significant investments by us, although initially we believe we can fund those from our operating cash and, in the case of acquisitions, through issuances of our equity.

On a longer-term basis, we also see opportunities for growth by expanding the services we offer to include others related to the foreclosure industry, such as publication, document retrieval, lien searches, automotive default services and foreclosure services for commercial real estate mortgages. A possible long-term challenge we face is to expand into counter-cyclical markets before there is a cyclical decline in foreclosure volumes. Accordingly, our long-term plans could include plans to enter the counter-cyclical markets, such as providing mortgage origination services. We are currently reviewing the development of a national title insurance platform, which could allow us to expand our service offerings in that area beyond those supporting our foreclosure processing services and into new counter-cyclical markets like mortgage origination. Each of these activities would likely represent new service offerings for us, requiring us to develop new processes and procedures to provide these services or to acquire businesses already providing them. Such activities could require significant investments by us.

Because of the preliminary nature of our consideration of these growth initiatives, the amount of such investments is not known, nor do we know whether we can fund these investments from our operating cash flows or would have to seek debt financing from third parties. Any such debt financing, if available to us on reasonable terms, would have to be approved by our existing lenders.

The following discussion and financial information reflects the combined carve-out performance of the DJS Processing Division, PTA and DSI for the periods presented, each of which ended prior to the Transaction. For 2009, total revenues increased $61.1 million, or 30.7%, from $199.2 million for 2008. The total revenues of $260.3 million for 2009 primarily resulted from an increase in the number of mortgage foreclosures taking place in the principal market of the business, Florida, and as a result of the expansion of REO activities of DSI.

Regulatory Environment

Federal, state and local governments have recently proposed, and in some cases enacted, legislation, or have taken other action that may have an adverse impact on the number of mortgage defaults that go into foreclosure, and therefore on the number of case files referred to DJS for processing. The federal government enacted the Hope for Homeowners Act of 2008 and the Emergency Economic Stabilization Act to bring relief to distressed homeowners and provide funds to troubled financial institutions, respectively. The Federal Housing Finance Agency, Fannie Mae and Freddie Mac announced the Streamlined Modification Program, which is designed to make mortgage payments more affordable, and Fannie Mae announced the temporary suspension of foreclosure sales. Further, various lender and mortgage servicers have voluntarily focused their attention on loss mitigation, loan modification and similar efforts, including moratoria on certain foreclosure sales, in an attempt to reduce the number of mortgage defaults and resulting foreclosures.

These programs have met with limited success to date, based on, among other things, the fact that they reduce only the interest to be paid by borrowers, not principal owed. While addressing affordability in the near-term, they do not address willingness to continue to pay a mortgage on a property that has negative equity, nor do they deal with inability to pay as a result of unemployment or other factors.

The Obama administration also proposed a $75 billion Mortgage Modification Plan in March 2009 for borrowers facing foreclosure. The Home Affordable Refinance Program (“HARP”) is meant to help homeowners who have an existing mortgage owned by Fannie Mae or Freddie Mac to refinance to a lower rate or to a fixed rate mortgage to improve the affordability of the loan. The program is mainly aimed at borrowers who are under water. Borrowers owing up to 125% of their home’s value are eligible for refinancing /assistance, and the borrowers must not be more than 30 days delinquent on payments. The Home Affordable Modification Program (“HAMP”), which is scheduled to end on December 31, 2012, is meant to help homeowners who are at risk of foreclosure modify their loan to reduce their monthly mortgage payments.

In October 2008, we created a team dedicated to the offering of loss mitigation services to our clients. These services provide our clients with alternatives to foreclosure such as loan modification or forbearance, which allow the borrower to continue to own the property and short sales and deeds-in-lieu of foreclosure which transfer the ownership of the property to the lender outside of the foreclosure process. Management believes that in addition to capturing revenues from this service offering, we are well positioned to receive foreclosure referrals stemming from re-default of the modified loans and thus capture additional revenues, as we will have familiarity with the file.

In February 2010, President Obama announced an additional $1.5 billion for five state housing finance agencies to come up with new programs to address the foreclosure problem locally. The funds will be directed to states such as Florida and California, which the MBA data show have the majority of the troubled loans.

2009 Compared to 2008

Revenues increased by $61.1 million, or 30.7%, for 2009, as compared to 2008, as a result of the increase in mortgage foreclosures in our principal market, Florida, and as a result of the expansion of our REO business. For 2009, we received 70,382 foreclosure files, compared to 70,328 foreclosure files received in 2008. The number of foreclosure files received in 2009 was impacted by the slowdown in foreclosure files while banks work through the programs discussed in the “Recent Developments Regulatory Environment” section above. The programs mentioned above, however, result in additional fee revenues for us in areas of loan modifications and loss mitigations. Additionally, unless the real estate market and unemployment improve, many of the loans that are in the modification process will likely result in re-default, thus increasing our foreclosure volume.  According to the MBA’s National Delinquency Survey, the percentage of loans in the foreclosure process at the end of the fourth quarter was 4.58%, an increase of 11 basis points from the third quarter of 2009 and 128 basis points from one year prior. The combined percentage of loans in foreclosure or with at least one payment past due nationally was 15.02 % on a non-seasonally adjusted basis, the highest ever recorded in the MBA delinquency survey.  According to RealtyTrac, between 3.0 and 3.5 million homes are expected to enter some phase of foreclosure nationally this year.  Florida continues to be the worst state in terms of delinquencies.  Approximately 20.4% of Florida mortgages are 90 days or more past due or already in the process of foreclosure according to MBA’s chief economist.

During 2009, revenues from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $14.3 million, or 13.4%, to $121.2 million, compared to $106.9 million for 2008.

During 2009, our REO liquidation business became an increasingly significant source of revenue, generating approximately 9.4% of our total revenue excluding client costs during that period, and it was a leading cause of the increase in revenues during that period. In 2009, we produced revenues of $11.2 million compared to revenue of $4.1 for 2008, representing a 175% growth from the previous period. We intend to offer DSI LLC services to additional customers as a means of increasing its contribution to revenues and profits.  As an added benefit resulting from the increase in the share of the revenues produced by DSI LLC, because these REO services follow the completion of the foreclosure process, they will have the effect of helping to sustain our revenues even if foreclosure volumes stabilize or begin what is expected to be a slow decline following 2012.

The remainder of the increase in revenues during 2009, as compared with 2008, reflected increased amounts due for client-reimbursed costs.

The principal operating expenses of the operating subsidiaries consist of the following:

•	Court filing fees and other client-reimbursed costs;

•	Compensation related expense, which consists primarily of the salaries, related benefits and payroll taxes paid to or on behalf of our employees that are engaged in operations;

•	Depreciation expense, which represents the cost of fixed assets and software allocated over the estimated useful lives of these assets, ranging from one to thirty years;

•	Direct operating expense, which consists primarily of direct cost such as freight and postage;

•	Other general and administrative expenses which consist primarily of rent and other facilities-related expenses, as well as office supplies and other administrative expenses; and

•	Interest expense.

Client reimbursed costs, as a percentage of revenues, increased to 53.4% in 2009, as compared to 46.3% during 2008. In dollar terms, the client reimbursed costs increased by $46.7 million to $139.1 million from $92.3 million in 2008. We experienced an increase in client reimbursed costs directly as a result of increases in the underlying cost on a per file basis. Because these costs are reimbursed by DJS clients, they do not impact our profitability.

Compensation related expense decreased to 19.2% of revenues in 2009, as compared to 22.3% in 2008. In dollar terms, the compensation related expense increased by $5.7 million, from $44.4 million in 2008 to $50.1 million in 2009. These increases primarily occurred due to an increase in headcount needed to process the growth in foreclosure volume. We had 950 employees on December 31, 2009, compared to 860 on December 31, 2008. We are in the process of examining our processes and implementing strategies to improve our efficiency, including upgrades to our technology infrastructure.

Direct operating and general and administrative expenses, as a percentage of revenues, increased to 9.8% in the twelve months ended December 31, 2009, as compared to 9.6% in the same period in 2008. In dollar terms, the direct operating expense increased by $6.4 million.  We experienced an increase in direct operating expense and other general and administrative expenses primarily as a result of increase costs for liability insurance and loss claims, outside professional fees, and freight and postage charges.  The increased costs were attributable in part to the increased volume of files handled.  In addition, as the time to complete an average case file has extended, there is a higher frequency of certain direct operating charges such as freight and postage.

Total operating expenses as a percentage of revenues increased to 82.9% in the twelve months ended December 31, 2009, as compared to 78.5% in the same period in 2008, primarily due to increases in client reimbursed costs. Total operating expenses (excluding client reimbursed costs) as a percentage of fee revenues increased to 63.2% in the twelve months ended December 31, 2009, as compared to 59.9% in the same period in 2008.

Adjusted EBITDA, which is a non-GAAP financial measure discussed in more detail below, increased by $10.1 million, or 16.9%, to $69.9 million in 2009, as compared to $59.8 million in 2008.

Net income increased by $1.7 million, or 3.9%, to $44.5 million in 2009, as compared to $42.9 million in 2008.  Adjusted net income, which is a non-GAAP financial measure discussed in more detail below, increased by $6.1 million or 15.9% to $44.6 million in 2009, as compared to $38.5 million in 2008.

Adjusted EBITDA and adjusted net income adjust EBITDA and net income, respectively to eliminate income and/or expense items that are not expected to be incurred in periods following the Transaction, primarily relating to payments made in periods prior to the Transaction to an affiliate of the former shareholders of the acquired companies.

2008 Compared to 2007

For the year ended December 31, 2008, revenues increased by $83.7 million, or 72.5%, as compared to 2007, primarily as a result of the increase in mortgage foreclosures taking place in our principal market, Florida.  For the year ended December 31, 2008, we received 70,328 foreclosure files, an increase of 57% from 44,733 foreclosure files received in 2007.

Client reimbursed costs, as a percentage of revenues, increased to 46.3% in 2008, as compared to 41.2% in 2007. In dollar terms, the client reimbursed costs increased by $44.7 million. We experienced an increase in client reimbursed costs principally as a result of continuing growth in foreclosure case volume, as well as variances in the underlying expenses themselves.

Compensation related expense, as a percentage of revenues, increased to 22.3% in 2008, as compared to 17.5% in 2007. In dollar terms, the compensation related expense increased by $24.1 million. The increase in compensation related expense is as a result of an increase in headcount to handle the increased volume of foreclosures, and the related recruiting and training costs incurred to support the growth of our operations. Between 2007 and 2008, we built capacity both to meet growing demand and in anticipation of continued growth in foreclosure volume.  As stated above, we are now implementing strategies to improve efficiency and reduce costs as a percentage of revenues.

Direct operating and other expenses, as a percentage of revenues, increased to 9.6% in 2008, as compared to 7.5% in 2007.  In dollar terms, the direct operating and other expenses increased by $10.4 million. This increase was primarily attributable to the higher rent and relocation costs associated with our new facilities in Plantation, Florida, as well as increased marketing expenses.  We also experienced an increase in direct operating and other expenses as a result of increased freight and postage charges primarily attributable to increases in the underlying expenses. As the time to complete an average case file has extended, there is a higher frequency of incurring certain direct operating charges such as freight and postage.

Total operating expense as a percentage of revenues increased to 78.5% in fiscal 2008, as compared to 66.5% in 2007. Total operating expense (excluding client reimbursed costs) as a percentage of fee revenues increased to 59.0% in 2008, as compared to 44% in 2007. The increase in total operating expense primarily was due to a ramp-up in staff in order to continue to deliver a level of customer service to clients in light of continued strong demand for foreclosure related services. In addition, we incurred larger fixed costs associated with rent and facilities as we moved our headquarters into a larger facility.

Adjusted EBITDA, which is a non-GAAP financial measure discussed in more detail below, increased by $16.1 million, or 36.8%, to $59.8 million in 2008, as compared to $43.7 million in 2007, primarily as a result of the increase in revenues discussed above.

Net income increased by $6.2 million or 10.8%, to $42.9 million in 2008, as compared to $36.7 million in 2007.

Adjusted net income, which is a non-GAAP financial measure discussed in more detail below, increased by $10.2 million or 36.3% to $38.5 million in 2008, as compared to $28.2 million in 2007.

Adjusted EBITDA and adjusted net income adjust EBITDA and net income, respectively, to eliminate income and/or expense items that are not expected to be incurred in periods following the Transaction, primarily relating to payments made, in periods prior to the Transaction, to the former shareholders of the acquired companies and their affiliates.

Financial Condition

The following table sets forth the major balance sheet accounts at December 31, 2009 and 2008 (in thousands):

	December 31,
	2009	2008

Assets:
Cash and cash equivalents	$763	$1,428
Accounts receivable	33,074	49,166
Property, equipment and improvement, net	4,692	3,155
Liabilities:
Accounts payable – client reimbursed costs	$6,047	$20,425
Line of credit	10,656	—

Cash and Cash Equivalents decreased to $0.8 million at December 31, 2009 compared to $1.4 million at December 31, 2008.

Accounts receivable decreased by $16.1 million, or 32.7%, to $33.1 million as of December 31, 2009, compared with $49.2 million as of December 31, 2008. The decrease in accounts receivables is as a result of strong efforts to collect from clients.

Property, equipment and improvement, net increased at December 31, 2009 to $4.7 million from $3.2 million at December 31, 2008, or 48.7%, as a result of new office space leased and office furniture being purchased for the new offices.

Accounts payable – client reimbursed costs decreased by $14.4 million to $6.0 million at December 31, 2009 from $20.4 million at December 31, 2008, as a result of the implementation of new billing practices which allow for the reimbursement of client related costs more rapidly, thereby allowing for faster payment of such costs to our vendors, and the use of line of credit borrowings to fund the payments of these accounts payable.

Line of credit borrowings were obtained from a bank and were secured by customer receivables.  The line of credit was drawn primarily due to the increase in filing fees per case file.  DJS LLC pays the initial filing fee and bills the customer for the amount.  Eventually, DJS LLC is reimbursed for the filing fee, but in periods of high growth, an increase of available cash is necessary to cover the initial filing fees.  At the time of the closing of the Transaction, the line of credit was repaid in full using the proceeds of Senior Financing Notes that were issued simultaneously with the closing.  On March 23, 2010, we obtained a new $15 million line of credit from a bank that is secured by customer receivables.  Approximately $12.6 million of the line was immediately drawn.  Simultaneously, the principal and interest outstanding on all but three of the Senior Financing Notes were repaid, leaving an aggregate outstanding principal balance for the Senior Financing Notes of $3 million.  The new line of credit will be used for the same purposes as the one paid in full at the closing of the Transaction, as well as for other working capital needs.

Our working capital needs will fluctuate primarily based upon a number of factors, including (i) revenues, (ii) account and notes receivables changes and (iii) case files started. Historically, income from continuing operations has funded the account receivables growth, but with the recent increase in filing fees, the Company may need to borrow funds from third parties from time to time to fund its cash requirements, such as from the new line of credit described above.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to our statements of cash flows (in thousands):

	Year Ended December 31,
	2009	2008	2007

Net cash provided by operating activities	$48,345	$43,363	$20,897
Net cash used in investing activities	(2,652)	(2,274)	(1,302)
Net cash used for financing activities	(46,357)	(40,640)	(18,686)
Net increase (decrease) in cash and cash equivalents	$(664)	$449	$909

During 2009, we generated positive operating cash flows of $48.3 million. These cash flows related primarily to net income of $45 million, adjusted for non-cash charges for depreciation of $1.1 million. These operating cash inflows are partially offset by an aggregate decrease in cash flow from our operating assets and liabilities of $2.7 million. Our investing activities used $2.7 million of cash, consisting primarily of the expenditure of $2.7 million for the purchase of property and equipment required to support our expanded file volumes and related personnel.  Our financing activities used cash of $46.4 million, which was primarily used to pay profit and tax distributions to our pre-Transaction sole shareholder partially offset by advances on our line of credit of $9.5 million.

During 2008, we generated positive operating cash flows of $43.4 million. These cash flows related primarily to net income of $42.9 million, adjusted for, among other things, non-cash charges for depreciation and disposal of leasehold improvements of $2.3 million. These operating cash inflows are partially offset by an aggregate decrease in cash flow from our operating assets and liabilities of $1.8 million. Our investing activities used $2.3 million of cash, consisting primarily of the expenditure of $2.3 million for the purchase of property and equipment required to support our expanded file volumes and related personnel. Our financing activities used cash of $40.7 million, which was primarily used to pay profit and tax distributions to our pre-Transaction sole shareholder.

During 2007, we generated positive operating cash flows of $20.9 million. These cash flows related primarily to net income of $38.7 million, adjusted for depreciation of $278 thousand. These operating cash inflows are partially offset by an aggregate decrease in cash flow from our operating assets and liabilities of $18.1 million. Our investing activities used $1.3 million of cash, consisting primarily of the expenditure of $1.3 million for the purchase of property and equipment required to support our expanded file volumes and related personnel. Our financing activities used cash of $18.7 million, which was primarily used to pay profit and tax distributions to our pre-Transaction sole shareholder.

In connection with the Transaction, we issued the following notes on January 15, 2010:

•	A note in the amount of $52,469,000 issued to DJS (the “Stern Deferral Note”) which has an interest rate of 3.0% per annum and a maturity date of 36 months after January 15, 2010;

•
Notes in the aggregate amount of $1,100,000 relating to deferred compensation issued to the underwriters of the Company’s initial public offering, which have an interest rate of 5% per annum and are payable upon the earlier of (i) the one year anniversary of the repayment of the Stern Deferral Note, or (ii) January 15, 2012;

•
A note in the aggregate amount of $500,000 relating to certain deferred compensation owing by the Company to Rodman & Renshaw, LLC which has an interest rate of 5% per annum and is payable upon the earlier of (i) the one year anniversary of the repayment of the Stern Deferral Note, or (ii) January 15, 2012;

•
A note in the amount of $250,000 relating to deferred compensation owing by the Company to Chardan Capital Markets, LLC which has an interest rate of 5% per annum and is payable upon the earlier of (i) the one year anniversary of the repayment of the Stern Deferral Note, or (ii) January 15, 2012; and

•
Notes in the aggregate amount of $15,188,736 relating to a senior financing facility (the “Senior Financing Notes”) entered into in connection with the Transaction and which have interest rates of 15% per annum and are payable by January 15, 2011.

In March 2010, we obtained a new $15 million line of credit from Bank of America.  Approximately $12.6 million of the line was immediately drawn.  Simultaneously, the principal and interest outstanding on all but three of the Senior Financing Notes were repaid, leaving an aggregate outstanding principal balance for the Senior Financing Notes of $3 million.  The new line of credit will be used for the same purposes as the one paid in full at the closing of the Transaction, as well as for other working capital needs.  See the section of this Report titled, “Item 10(C). Additional Information – Material Contracts – Contracts Related to Company Operations – Line of Credit Loan Agreement” for more information about the terms of the new line of credit.

We anticipate that we will have adequate sources of working capital in the foreseeable future, although, as indicated above, we may need to borrow funds from time to time to fund those needs, in addition to the new line of credit described above.  We may elect in the future to obtain additional funding to expand and grow our operations, which may include borrowings from financial institutions and/or the sale of equity.

Adjusted EBITDA/Adjusted Net Income

The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense; (b) income tax expense; (c) depreciation and amortization; and (d) income and/or expense items that are expected to be at reduced levels in future periods. The adjusted EBITDA margin is the ratio of adjusted EBITDA to total revenues. We are providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps us to evaluate and compare our performance on a consistent basis with the lower operating cost structure that will be in place after consummation of the Transaction, reflecting the effects of that lower cost structure on profitability. In the calculation of adjusted EBITDA, we exclude from expenses the compensation paid to Stern that exceeds the base compensation that he is entitled to receive after completion of the Transaction, since after such time the Company does not have any arrangement with Stern that would require any payments to him at a comparable level. Stern does not have an incentive plan arrangement providing for pay above base compensation. In addition, we excluded the payroll taxes associated with such compensation, as well as travel expenses incurred on behalf of Stern in prior periods that are not being provided after the Transaction.

In the calculation of adjusted net income measure presented, the Company deducts the depreciation and amortization amounts from adjusted EBITDA calculation and then subtracts assumed income tax expense, calculated at the expected going forward tax rate of 35%.  For periods prior to the Transaction, we were not subject to income tax and so did not record income tax expense.  We are providing adjusted net income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted net income helps us to evaluate and compare our past performance on a consistent basis with the taxable structure in place after consummation of the Transaction, reflecting the effects of that taxable structure on profitability.

The following table provides reconciliations of net income (US GAAP) to Adjusted EBITDA (Non-GAAP) and adjusted net income (Non-GAAP).

Reconciliations Of Net Income (US GAAP) To Adjusted EBITDA (Non-GAAP)
and Adjusted Net Income (Non-GAAP)

	Years Ended December 31,
	2009	2008	2007
Net Income	$44,565	$42,886	$38,689
Adjustments
Compensation related	12,262	15,887	4,710
Non-recurring travel	6,372	385	—
Adj. to fee to processing	3,631	—	—
Transaction related	260	—	—
Interest, depreciation & amortization	1,297	594	278
Other	1,486	—	—
Total adjustments	25,308	16,866	4,988
Adjusted EBITDA	$69,873	$59,752	$43,677
Interest, depreciation & amortization	1,297	594	278
Income taxes estimate at 35%	24,002	20,705	15,189
Adjusted Net Income	$44,574	$38,453	$28,210

Adjusted EBITDA and adjusted net income are non-GAAP financial measures that have limitations because they do not include all items of income and expense that affect our operations. These non-GAAP financial measures are not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income (loss), net income (loss) per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate adjusted EBITDA and adjusted net income differently and, therefore, adjusted EBITDA and adjusted net income as presented for us may not be comparable to the calculations of adjusted EBITDA and adjusted net income reported by other companies.

Contractual Payment Obligations

The following is a summary of our known contractual obligations as of December 31, 2009.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations (1)	$17,251	$2,711	$5,895	$6,137	$2,508
Capital lease obligations	566	191	303	70	-
Total	$17,817	$2,902	$6,198	$6,207	$2,508

(1)
We are obligated for leases of office space under non-cancellable operating lease agreements which expire at times ranging from September 2012 through October 2018. Rent expense is recognized on a straight line basis over the terms of the leases based on the aggregate amount of payments due over the lease terms.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect both the reported amounts of assets, liabilities, revenue and expenses during the reporting period, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Substantially all of DJS LLC’s and PTA LLC’s revenues are generated from services rendered ultimately to the clients of DJS. A substantial portion of the accounts receivable are generated from DJS, DJS LLC’s only customer for foreclosure and related services, at the time DJS bills its clients. DSI LLC has independent relationships with its clients for REO liquidation services and does not receive file referrals directly from DJS.

The estimated average file processing time for all foreclosure files, except cases that are fully litigated, ranges from 220 to 240 days. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones. DJS LLC bills DJS for services performed and recognizes revenue for services performed but not yet billed, reporting them as unbilled receivables at the end of each reporting period.

Revenue related to all types of services other than foreclosure is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services. Accounts receivable for title services is presented net of an allowance for estimated uncollectible accounts based on management’s experience and expectations.

The per-file fee negotiated between DJS LLC and DJS is based on negotiations between related parties. There can be no assurances that the per file fees or the level of profitability achieved would be the same if the fees had been negotiated between unrelated entities.

Expense Allocation

Management has allocated certain expenses of DJS to the operating subsidiaries based on its estimate of expenses the operating subsidiaries would have incurred on a stand-alone basis during the periods reported; however, there can be no assurance that these expenses represent the expenses of the operating subsidiaries on a stand-alone basis, or that the allocations are fully inclusive of the functions necessary to operate the operating subsidiaries on a stand-alone basis. The following is a summary of the methodology used to allocate expenses in some major categories.

•
Certain executive officers of DJS are substantially involved with the operating subsidiaries’ operations. Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses are allocated to the operating subsidiaries based on the estimated percentage of time the executive officers spent on the activities of the operating subsidiaries.

•
Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, are allocated based on the number of employees specifically assigned to the operating subsidiaries in relation to the total number of employees of DJS (“the employee ratio method”).

•	Equipment lease expense is allocated based on the employee ratio method.

•	Certain facilities lease expenses are allocated based on the employee ratio method.

•	Depreciation is computed based on the equipment and leasehold improvements utilized by the operating subsidiaries as determined by the above allocation methods.

•	Postage and delivery is allocated based on the employee ratio method.

•	Advertising, marketing and professional fees are allocated based on the estimated percentages that apply to our business activities.

•	All other general and administrative expenses were allocated based on the employee ratio method.

In the opinion of management, the proceeding expense allocations are a reasonable basis for determining the costs associated with the carve-out processing division.

Income Taxes

Because DJS LLC, PTA LLC and DSI LLC are limited liability companies, they will not be subject to income taxes. Because they are pass-through entities, the taxable income of these three entities will be passed through to each company’s sole member, DAL. DAL will pass through this taxable income to its members, including the Company.  Prior to the Transaction, DJS, PTA and DSI were not subject to income taxes under federal or state tax laws. Instead, the taxable income of these entities was passed through to the owner of the companies and was taxable to the owner on an individual level. Therefore, the financial statements presented through December 31, 2009 do not reflect an allocation of federal and state income taxes.

Recently Issued Accounting Pronouncements

See the section entitled “Nature of Business and Significant Accounting Policies” in Note 1 to the combined financial statements of the operating subsidiaries, which is incorporated herein by reference.

Market Risk

As of December 31, 2009, the Company did not have instruments subject to market risk. After the Transaction, our functional currency is the U.S. dollar and so are virtually all of our revenues and operating costs; therefore, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Furthermore, most of our debt carries a fixed rate of interest, so we do not expect to be exposed to any significant extent to the impact of changes in market interest rates.

Seasonality

Seasonality has not historically impacted our operating results.

Impact of Inflation

Inflation has not historically been a significant factor impacting our operating results.

Chardan 2008 Financial Condition and Results of Operations

The following discussion and financial information reflects the performance of Chardan 2008 for periods prior to the Transaction.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that both the reported amounts of assets, liabilities, revenue and expenses during the reporting period, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Cash and cash equivalents.  We consider all highly liquid investments, including short-term money market instruments with original maturities of three months or less when purchased, to be cash equivalents.

Results of Operations

2009.  For the period from January 1, 2009 to December 31, 2009, we had net income/(loss) of  $(446,904), which consisted of interest income of $47,286 earned on the Trust Account investment of approximately $54,300,000, offset by filing and listing fees of $54,043,  management fees of $90,000 and $259,721 for travel-related expenses, and other miscellaneous administrative fees.

2008.  For the period from February 19, 2008 (inception) to December 31, 2008, we had net income/(loss) of ($59,789), which consisted of interest income of $484,894 earned on the trust account investment of $54,564,894, offset by filing fees of $87,471, $65,000 for D&O insurance, $172,616 for travel-related expenses and other miscellaneous administrative fees.

Liquidity and Capital Resources

The funds held in the trust account were available for use only to: (i) engage in an acquisition transaction; (ii) redeem up to one ordinary share less than 35% of the shares voted against an extension of the period of time to consummate an acquisition if an extended period was approved by the shareholders; (iii) redeem up to one ordinary share less than 35% of the shares owned by the public shareholders that voted against an acquisition transaction if the transaction was approved and completed; or (iv) distribute to the public shareholders in the event Chardan 2008 had failed to complete an acquisition transaction within the time available to it and liquidated and dissolved, subject to certain exceptions.

At December 31, 2009, Chardan 2008 had approximately $54,302,000 held in the trust account, and cash outside of the trust account of approximately $24,000.  Chardan 2008 has since used these funds to cover expenses incurred in identifying, evaluating and performing due diligence with respect to the Transaction, as well as for legal, accounting and other expenses associated with structuring, negotiating and documenting the Transaction. Prior to the Transaction, Chardan 2008 also incurred regular expenses to meet its obligations under applicable securities laws, to maintain directors’ and officers’ insurance coverage and to pay a monthly $7,500 administrative expense to Chardan Capital, LLC, an affiliate of Li Zhang, former chairman of Chardan 2008’s board of directors.

Off-Balance Sheet Arrangements

Prior to its acquisition of a controlling interest in DAL on January 15, 2010, Chardan 2008 never entered into any off-balance sheet financing arrangements, never established any special purpose entities, and had not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

Prior to its acquisition of a controlling interest in DAL on January 15, 2010, Chardan 2008 did not have any long-term debt, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities. However, as discussed above, Chardan 2008 paid Chardan Capital, LLC a monthly rental of approximately $7,500, for office space and administrative services up until the acquisition of DAL.

Inflation

Inflation has not impacted the results of Chardan 2008.

Unaudited Pro Forma Condensed Combined Financial Statements

The following unaudited pro forma condensed combined financial information has been prepared assuming that the Transaction, including the acquisition by the Company of a controlling interest in DAL, DAL’s acquisition of the membership interests of DJS LLC, PTA LLC and DSI LLC and the Stern Contributors transfer of non-legal business, assets and liabilities to DJS LLC, PTA LLC and DSI LLC, all of which occurred concurrently with the closing of the Transaction on January 15, 2010, occurred (i) at the beginning of each of the applicable periods for the pro forma statements of operations and (ii) at December 31, 2009 for the pro forma balance sheet.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Transaction, are factually supportable, and are expected to have a continuing impact on the combined results.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the transactions contemplated by the Transaction been consummated as of December 31, 2009, or the unaudited pro forma condensed combined statements of operations as being indicative of the historical financial results of operations that would have been achieved had the Transaction been consummated on the first day of each of the respective operating periods. See “Item 3(D). Risk Factors” for further details.

We are providing the following information to aid in the analysis of the operations of the Company after the Transaction. The historical financial information of the operating subsidiaries was derived from the audited combined financial statements of DJS Processing Division and Affiliates for the year ended December 31, 2009 and the notes thereto included elsewhere in this Report. The historical financial information of Chardan 2008 was derived from the audited financial statements of Chardan 2008 for the year ending December 31, 2009 and the notes thereto included elsewhere herein. This information should be read together with such financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for DJS Processing Division and Affiliates and Chardan 2008, and other financial information included elsewhere in this Report.

Actual results could differ from the pro forma information presented and depend on several variables, including the actual timeline of the conversion of the DAL Series B Preferred Units.

The Transaction was accounted for as a reverse capitalization, due to, among other things, the fact that the owner of DJS, PTA and DSI will have significant representation on the Board of Directors (initially four out of seven members), and the management of the acquired business became the management of DAL and the Company. This treatment also disregards DAL for accounting purposes for the reason that it serves principally to issue equity interests in connection with the Transaction, and it did not have significant operations prior to its role in the Transaction, along with the fact that the equity interests in DAL held by the Stern Contributors and the then existing members of DAL and their assignees are exchangeable for comparable securities in the Company.

DJSP ENTERPRISES, INC. (FORMERLY KNOWN AS CHARDAN 2008 ACQUISITION CORP.)
AND DJS PROCESSING DIVISION AND COMBINED AFFILIATES
Unaudited Pro Forma Condensed Combined Balance Sheet
Year Ended December 31, 2009
(In thousands of U.S. Dollars, except share and per share amounts)

	DJSP Enterprises, Inc. (formerly known as Chardan 2008 China Acquisition	DJSP Processing Division and	Pro Forma Adjusting and Eliminating Entries				Pro Forma Combined
	Corp.)	Combined Affiliates	Debit		Credit		Companies
Assets
Current assets:
Cash	$23	$763	10,500	(4)	3,568	(7)	$3,360
			15,589	(11)	4,198	(9)
					15,750	(11)
Funds held in trust	54,302	-			54,302	(1)(9)	-
Accounts receivable	-	33,074			-		33,074
Prepaid expenses and other current assets	1,364	87			-		1,451
Total current assets	55,689	33,924					37,884
Equipment and Leasehold Improvements, net		4,692					4,692
Total assets	$55,689	$38,616					$42,576

Liabilities
Current liabilities:
Accounts payable - reimbursed client costs	$-	$6,047					$6,047
Accounts payable	1,401	1,506					2,907
Current portion of capital lease	-	192					192
Deferred revenue	-	225					225
Due to related party	125	-					125
Accrued expenses	-	1,201	3,568	(7)	8,838	(8)	6,470
Accrued compensation	-	1,863					1,863
Current portion of deferred rent	-	1,020					1,020
Deferred underwriting fees	1,430	-	1,430	(3)			-
Notes Payable & Client Trust Account - Current	-	13,203	15,750	(11)	2,547	(2)	-
Total current liabilities	2,957	25,256					18,849
Deferred rent, less current portion		78					78
Capital lease obligation, less current portion		262					262
Senior Secured Notes	-	-			15,589	(11)	15,589
Stern Notes	-	-			87,469	(9)	87,469
Total liabilities	2,957	25,596					122,247
Ordinary shares, subject to possible redemption	18,985	-	18,985	(5)			-
							-
Shareholder's equity							-
Preferred shares Series A, $0.0001 par value	-	0					0
Preferred shares Series B, $0.0001 par value	-	0			0	(12)	0
Ordinary shares, $0.0001 par value	1	1					2
Additional paid-in capital	34,253	8,671					(87,902)
			145,969	(9)	18,985	(5)
			3,881	(6)	1,430	(3)
			8,838	(8)	10,500	(4)
			507	(10)	-
			2,547	(2)
Retained earnings	(507)	4,348	-		507	(10)	4,348
Total DJSP Enterprises, Inc.’s equity	33,747	13,020					(83,552)
Noncontrolling interest	-	-			3,881	(6)	3,881
Total Equity	33,747	13,020					(79,671)
Total liabilities and shareholder's equity	$55,689	$38,616					$42,576

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To liquidate investments held in trust.

(2)	To adjust actual closing payments on line of credit to amount outstanding at balance sheet date and to eliminate client trust accounts which were not transferred in the Transaction.

(3)	To record payment of deferred underwriting fees of $1,430 as part of Footnote (8).

(4)	To record $10,500 gross proceeds of a simultaneous to close Private Placement equity investment in DJSP Enterprises, Inc. of 1,500 shares at $7.00 per share.

(5)	To eliminate ordinary shares subject to redemption and related deferred interest on the assumption that all shareholders approve of the proposed acquisition.

(6)	Net assets attributable to noncontrolling interests of 29.05%.

(7)	To record payment of costs related to the Transaction.

(8)	To accrue balance of estimated costs of raising capital based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Investment banking fees	$4,800
Financial due diligence	115
Legal fees	3,220
Accounting fees	296
Out of pocket fees	134
Other fees	271
Total estimated costs	8,838
Less costs incurred to-date	-
Balance to accrue	$8,838

Total estimated costs includes contingent underwriters fees of approximately $2,200 that are payable upon consummation of the Transaction. These costs were originally incurred in connection with DJSP Enterprises, Inc.’s initial public offering and were recorded in Additional Paid-In Capital but will be subsequently recorded as an expense.

(9)	To record payment of Initial Cash to the Stern Contributors in the Transaction, calculated as follows:

Cash Consideration Purchase Price	$145,969
Less: Stern Note	52,469
Less: Post-Closing Cash	35,000
Initial Cash	$58,500
Deferred consideration - Stern Notes	87,469

(10)	To eliminate historical retained earnings of accounting acquiree.
(11)	To reflect a senior secured round of private financing at 15% to replace the existing line of credit until a new line of credit could be established at DJS Processing, LLC.

(12)
To record the issuance of Series B units by DAL to the Stern Contributors and Existing Members which will expire unless the below share price targets for the Company's ordinary shares are met for at least 10 out of 30 trading days:

Subclass	Conversion Price	Number of Units
Series B Preferred 1	$10.00	750,000
Series B Preferred 2	$12.50	750,000
Series B Preferred 3	$15.00	800,000
Series B Preferred 4	$17.50	800,000
Series B Preferred 5	$20.00	800,000

Upon meeting the share price target, the Series B units will automatically be exchanged for common units of DAL and will subsequently be convertible into Chardan 2008 ordinary shares on a 1:1 basis. If after 60 months following the closing of the Transaction any portion of the Series B units have not been exchanged for DAL common units, DAL will have the right to redeem the unconverted Series B units by paying the holders $0.001 per unit.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	Pro forma entries are recorded to the extent they are a direct result of the Transaction, are factually supportable, and are expected to have a continuing impact on the combined results.

DJSP ENTERPRISES, INC. (FORMERLY KNOWN AS CHARDAN 2008 ACQUISITION CORP.)
AND DJS PROCESSING DIVISION AND COMBINED AFFILIATES
Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2009
(In thousands of U.S. Dollars, except share and per share amounts)

	DJSP Enterprises, Inc. (formerly known as Chardan 2008 China Acquisition	DJSP Processing Division and Related	Pro Forma Adjustments and Eliminations				Pro Forma Combined
	Corp.)	Entities	Debit		Credit

Net sales	$-	$260,269					$260,269

Cost of sales	-	-					-

Gross profit	-	260,269					260,269

Operating expenses
General and administrative	489	215,704			23,751	(2)	192,442
Total operating expenses	489	215,704					192,442

Income (loss) from operations	(489)	44,565					67,827
							-
Other income (expense)							-
Interest income (expense)	47	-	4,485	(1)(5)			(4,437)
Other Income (expense)	(5)	0					(5)

Income before income taxes	(447)	44,565					63,384

Income taxes	-	-	22,185	(4)			22,185
Income from continuing operations	(447)	44,565					41,200

Net income	(447)	44,565					41,200

Less net income attributable to non controlling interests	-	-	12,062	(3)			12,062

Net income attributable to DJSP Enterprises	-	-					29,138
Preferred share dividends declared	-	-					-
Net income available to the ordinary shareholder	$(447)	$44,565					$29,138

Net income per ordinary share -
Basic							$2.73
Diluted							$1.40

Weighted average number of ordinary shares outstanding (Note B) -
Basic							10,666,666
Diluted							20,817,108

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To eliminate interest income earned on funds held in trust and related income tax expense, as DJSP Enterprises, Inc. used all funds from the trust account for the transaction.

(2)
To record lower officer’s salaries per the Stern Employment Agreement and other costs not expected to be incurred post-Transaction resulting in a reduction in operating expenses by $23,751 in fiscal year 2009.

(3)	To provide for the noncontrolling interest associated with the post- Transaction capital structure of 29.05%

(4)	To account for the incremental expense of DJSP Enterprises, Inc. being taxed at the corporate level at an estimated tax rate of 35%.

(5)
To account for the increased interest expense associated with the Transaction financing composed of a seller’s note of $87,469 using an assumed interest rate of 3% for the first 18 months on the $52,469 note and 0% for the first six months and 3% for the months six through 18 on the $35,000 note as well as 15% on a senior secured note of $15,589.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	Pro forma entries are recorded to the extent they are a direct result of the Transaction, are factually supportable, and are expected to have a continuing impact on the combined results.

(B)
As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the Transaction have been outstanding for the entire period.  Basic and diluted weighted average number of ordinary shares outstanding is calculated as follows:

Pro forma Balance Sheet Entry No.	Shares
Actual number of ordinary shares outstanding	9,166,666
Pro forma shares to be issued:
Shares issued in connection with Private Placement financing (4)	1,500,000
Pro forma weighted average number of ordinary shares outstanding - Basic	10,666,666
Common stock equivalents:
Shares retained by noncontrolling interest and convertible to DJSP Enterprises, Inc. shares	4,366,667
Shares issued to warrantholders upon exercise of private placement warrants	233,010
Shares issuable from actual “in the money” warrants outstanding
From Public Offering warrants	6,875,000
From Founder’s units	2,291,666
From Private Placement warrants	2,000,000
From UPO	275,000
Less number of shares available “on the market” pursuant to the treasury stock method	(5,890,901)
Number of “new” shares to be issued pursuant to the treasury shares method	10,150,442
Pro forma weighted average number of ordinary shares outstanding - Diluted	20,817,108

(C)	The current market prices of DJSP Enterprises, Inc. ordinary shares and ordinary share purchase warrants utilized in above calculations were as follows as of March 10, 2010:

Market price per share of ordinary shares (DJSP)	$9.80
Market price per ordinary share warrant (DJSPW)	$4.80

(D)
Does not include DAL Series B Preferred Units held by the holders of the noncontrolling interest due to not being exchangeable for DJSP Enterprises Inc. ordinary shares until certain share price targets between $10 and $20 are achieved.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Officers of the Company

Except as noted below in the descriptions of their business experience, each director and executive officer took office as of the date of the Transaction.  The Board of Directors and executive officers of the Company are as follows:

Name	Age	Position
David J. Stern	49	Director, Chairman, President and Chief Executive Officer
Kumar Gursahaney	53	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Matthew S. Kayton	41	Director, Executive Vice President and Chief Strategy Officer
Nicholas H. Adler	34	Director
Stephen J. Bernstein	43	Director
Mark P. Harmon	64	Director
Jerry L. Hutter	66	Director
Juan V. Ruiz	40	Director

David J. Stern is the founder of DJS, PTA and DSI, the first of which was formed in 1994. In addition to serving as Chairman, President and Chief Executive Officer of the Company, he serves as President and Chief Executive Officer of DJS LLC, PTA LLC and DSI LLC, and as Chairman, President and Chief Executive Officer of DAL. He has over 20 years of industry experience. Prior to the founding of DJS, Mr. Stern served as National Quality Control Attorney for a nationwide law firm specializing in mortgage lender representation. He has earned several industry achievement awards, including being named Fannie Mae’s Attorney of the Year in 1998 and 1999. Mr. Stern is an attorney and member of the Florida Bar Association.  He earned his Juris Doctorate from South Texas College of Law in Houston, Texas in 1986.

Kumar Gursahaney serves as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, and as Vice President and Chief Financial Officer of DAL, DJS LLC, PTA LLC and DSI LLC.  He is responsible for all financial aspects of the Company. He also served as an interim director of the Company from the date of the Transaction until March 2, 2010.  Mr. Gursahaney initially provided services to the Company through The Mergis Group as a consultant from September, 2009 to February, 2010. He is now employed directly by the Company. Prior to his work for the Company, he worked for AmComp Incorporated, where he served as assistant vice president, finance from 2003 to 2004, and as senior vice president, chief financial officer and treasurer from 2004 to 2008. From 2002 to 2003, Mr. Gursahaney served as vice president and chief financial officer for the insurance operations at Transportation Financial Group. Mr. Gursahaney was a vice president and comptroller for the Domestic Brokerage Group of American International Group, Inc. between 1986 and 1998. Prior to his tenure at AIG, Mr. Gursahaney was an Audit Senior in the New York offices of PricewaterhouseCoopers.

Matthew S. Kayton serves as Executive Vice President and Chief Strategy Officer of the Company, and as a Vice President of DAL, DJS LLC, PTA LLC and DSI LLC.  Prior to joining the Company in March, 2010, Mr. Kayton was employed by MSK Consulting LLC, which provides business management consulting across multiple sectors, including real estate, mortgage foreclosure, health care and legal services.  Prior to forming MSK, in 2007, he was a consultant for Eurotrade Capital, LLC, an investment firm focused on the acquisition of non-performing mortgage debt, where he was responsible for formulating business strategies, creating operating platforms, establishing key vendor relationships and raising capital. From 1997 to 2007, Mr. Kayton was a principal and director of Field Asset Services, Inc., a $100,000,000 national property, preservation and maintenance firm that specializes in the maintenance of non-performing real estate assets for national lending institutions and loan services. From 2004 to 2007, Mr. Kayton was a principal and managing director of Consumer Select Insurance of America, LLC, a company that he founded. Consumer Select Insurance of America, LLC was a $6,000,000 general lines insurance agency created to serve the settlement services industry by proactively sourcing homebuyers hazard insurance. From 1993 to 2004, Mr. Kayton was a principal and Chief Executive Officer of First Southwestern/First Financial Title Group, where he was responsible for the turnaround of underperforming entities in California, Vermont, Maryland, New Jersey, Florida and New York, and guided regulatory affairs, accounting, sales and operations. Additionally, from 1993 to 2004, Mr. Kayton was president and a principal of First Financial Surveyors, Inc., a $6,000,000 regional land surveying firm focused on residential real estate transactions. From 1991 to 1996, Mr. Kayton acted as president and was a principal of First Financial Associates, Inc., a $5,000,000 foreclosure auction firm focused on residential mortgage foreclosures in New England, that he founded.   Mr. Kayton received his Bachelor of Arts degree from the University of Miami in 1990.

Nicholas H. Adler is the managing attorney for Zwicker & Associates PC in Brentwood, Tennessee, a suburb of Nashville. Mr. Adler’s recent legal experience is focused on the practice of creditor rights litigation, which complements our principal business.  Prior to focusing on that area of practice, Mr. Adler also practiced in SEC compliance matters and debt and equity structured financings for real estate investment trusts. Mr. Adler is a 1997 graduate of Vanderbilt University (B.A., political science) and a 2001 graduate of The Washington & Lee University School of Law. He is licensed to practice law in both New York and Tennessee. Prior to his role as managing attorney for Zwicker & Associates PC, Mr. Adler was with the law firm of Mann Bracken LLP in Nashville, Tennessee from 2005 to 2009, practicing in the area of creditor rights litigation. From 2003 to 2005, he practiced law with the Dunning Law Group in Brentwood, Tennessee, with an emphasis on corporate bankruptcy and reorganizations, and prior to that he was an associate at Sidley Austin Brown & Wood in New York, where he practiced in the areas of SEC compliance, structured financial products and offerings of both debt and equity for real estate investment trusts.

Stephen J. Bernstein was appointed to the Company’s Board of Directors on March 2, 2010.  Mr. Bernstein has managed his own real estate firm, Benchmark Group of Florida, since 2002.  Through his real estate firm, he has acquired, managed, repositioned, leased, developed, and sold property, both as a principal and for third parties.  Property types have included office, industrial, retail and residential.  In addition, he has served as an advisor to private equity companies, investment funds and individual investors.  From 1998 to 2002, Mr. Bernstein served as a mergers and acquisitions and business development executive for AutoNation, Inc. and Cisneros Television Group, respectively.  From 1996 to 1998, Mr. Bernstein was an Associate and Vice President at Genesis Merchant Group and Latin American Trade Finance, respectively.  In those positions, he worked on public offerings, private placements and mergers and acquisitions transactions for high tech, biotech, media and energy companies. Before graduate school, Mr. Bernstein worked for PKF Consulting and Ernst and Young in their real estate groups, where he advised developers, owners and lenders, and later for Bechtel Investments as an asset manager in the real estate division.  Mr. Bernstein received his Bachelors of Science from Cornell University in 1989, and an MBA with high distinction from the University of Michigan in 1996.

Mark P. Harmon is an attorney employed by and is the president of Harmon Law Offices, P.C., which specializes in providing legal services to mortgage servicers.  Mr. Harmon has been with that firm and its predecessor, The Law Offices of Mark P. Harmon, for 26 years.  Mr. Harmon also has served as the president of Northeast Abstract Company, Inc., a company that performs real estate title searches, since its founding in 2002, and of Commonwealth Auction Associates, Inc, a company that performs real estate auctions, since its founding in 1995.

Jerry L. Hutter is the Chief Executive Officer of CFO Strategies, Inc., a consulting company which he co-founded in 2005. Mr. Hutter also serves as a director of Heng Xin Compliance Associates, Inc. which primarily operates in China. Mr. Hutter has over forty years of experience as an auditor, controller, and management consultant for firms ranging from Fortune 500 companies to smaller private sector corporations and not-for-profit organizations. From 2001 to 2005, he was employed by CBIZ/San Diego, most recently as a senior manager. He acquired experience in all phases of the mortgage division of Home Savings of America before its acquisition by Washington Mutual, and also served as Home Savings of America’s corporate financial controller. Mr. Hutter has also held positions on the corporate staff at KB Homes, and has audited several savings and loan companies and banks with substantial portfolios in residential and commercial loans. In the past five years, Mr. Hutter has worked with numerous public companies as an advisor to the board of directors and the audit committee regarding issues of risk assessment, compliance, and financial statement disclosures.  Mr. Hutter is a former certified public accountant with PricewaterhouseCoopers, where he was certified with both the American Institute of Certified Public Accountants (“AICPA”) and the California Society of Certified Public Accountants.

Juan V. Ruiz is Executive Vice President and Chief Investment Officer of Federal One Holdings LLC, a financial institution building a retail depository and asset acquisition regional bank with a focus on deposit products and consumer/small business financing, including residential mortgage and small balance commercial real estate loans. From January 2007 to June 2008, Mr. Ruiz was Senior Vice President at Lehman Brothers’ Strategy & Corporate Development group, where he was responsible for the acquisition and integration of depository and mortgage/specialty finance acquisitions. In this role, he led multi-functional teams through all relevant acquisition/integration matters, including financial analysis, accounting, legal, credit, operations, human resources, and information technology. From 2003 to December 2006, Mr. Ruiz held a senior position at Keefe Bruyette & Woods’ (KBW) Balance Sheet Management group. In this role, he worked closely with bank chief financial officers and treasurers throughout the U.S. to provide balance sheet restructuring advisory services and funding optimization strategies to their banking institutions. Mr. Ruiz also worked at ABN AMRO NV from 2000 to 2002, where he helped execute the Bank’s acquisition/divestiture strategy in the Americas; at Salomon Smith Barney from 1997 to 2000, where he specialized in depository and mortgage/specialty finance mergers and acquisitions; and at Goldman Sachs & Co. from 1991 to 1993, where he focused on credit ratings advisory for financial intuitions and bank funding programs. Mr. Ruiz has a B.A. in Economics and International Relations from Brown University, and an MBA in Finance & Management cum laude from Indiana University’s Kelley School of Business.

In connection with the Transaction, the Company and certain other parties entered into a Voting Agreement (the “Voting Agreement”), pursuant to which the parties (other than us) agree to vote all of the ordinary shares held by them in favor of specified nominees to our Board of Directors.   The Voting Agreement also allows certain parties (other than us), to designate, after January 15, 2011, by majority vote, a number of nominees to our Board of Directors.  See “Item 10(C). Material Contracts – Contracts Related to the Transaction – Voting Agreement” for a further discussion of the Voting Agreement.

Management of DAL

The Board of Managers and management of DAL are as follows:

Name	Age	Position
David J. Stern	49	Board of Managers Member, Chairman, President and Chief Executive Officer
Kumar Gursahaney	53	Chief Financial Officer
Matthew S. Kayton	41	Vice President and Board of Managers Member
Miriam Mendieta	47	Vice President — Foreclosure Services of DJS LLC
Cheryl Samons	42	Operations Manager of DJS LLC
Raj Gupta	38	Board of Managers Member
Mark P. Harmon	64	Board of Managers Member
Jerry L. Hutter	66	Board of Managers Member

Messrs. Stern, Gursahaney, Kayton, Harmon and Hutter’s business experiences are described above under “Directors and Senior Management – The Company.”

Miriam L. Mendieta serves as Vice President of Foreclosure Services for DJS LLC and oversees DJS LLC’s foreclosure and bankruptcy processing services.   Ms. Mendieta also serves as Lead Attorney for DJS.  As Lead Attorney, she is responsible for the oversight of all aspects of foreclosure and bankruptcy related legal services, and for supervising the lawyers at DJS providing foreclosure and bankruptcy legal services. Prior to joining DJS in 1995, Ms. Mendieta practiced foreclosure and bankruptcy law, where her duties included supervision and review of files, representation of debtors in bankruptcy proceedings and handling adversary pleadings in Chapter 11 and Chapter 13 cases. Ms. Mendieta earned a Juris Doctorate from the University of Miami School of Law and is a member of the Florida Bar Association.

Cheryl L. Samons served as Operations Manager for DJS prior to the Transaction, and now serves as Operations Manager of DJS LLC. She is responsible for the oversight of all processing and administrative operations at the operating companies. She has extensive experience in the foreclosure industry, having worked at several law firms providing foreclosure processing services. Prior to joining DJS in 1994, she served as the Manager of Eastern Region Reorganization for a nationwide law firm specializing in mortgage lender representation. Ms. Samons holds a Bachelor of Science in Legal Administration and Criminal Justice from Ball State University.

Raj K. Gupta is a Partner of FlatWorld Capital LLC and is responsible for its Indian and international transactions. Mr. Gupta has extensive experience as an advisor, principal investor, and entrepreneur in private equity funded global transactions. Mr. Gupta utilizes his information technology and business process outsourcing and offshoring experience and India-based team to assist private and public equity portfolio companies with utilizing low cost global resources to become highly efficient. Mr. Gupta was the founder of YadaYada Inc., and served as its CEO from 1999 to 2002.  YadaYada Inc., an organization with venture backing of more than $25 million, became the third largest independent wireless internet service provider in 2001. Prior to YadaYada, Mr. Gupta was a member of the Merchant Banking and High Yield Group at CIBC World Markets from 1996 to 1999, and Acquisition Finance at Chase Securities from 1993 to 1996. Mr. Gupta graduated from Trinity College as the President’s Scholar with a Bachelor of Arts in Computer Engineering and Economics.  Mr. Gupta is also the owner of Nagina, one of the minority members of DAL.

None of the executive officers, directors, or board of manager members of the Company, DAL or their respective subsidiaries are related.

Compensation

On February 4, 2010, the Company’s Board of Directors approved the following cash compensation arrangement for its non-employee directors:  a retainer for Board service of $2,000 per month, for service as Audit Committee Chairman of $3,000 per month, as Compensation Committee Chairman of $2,000 per month and for service on any committee or chairman of any other committee of $1,000 per month.  Directors are also reimbursed for reasonable out of pocket expenses incurred by them in the performance of their duties.

In the first quarter of calendar year 2010, the Compensation Committee granted share options under the Equity Incentive Plan to (i) its then non-employee directors to acquire an aggregate of 46,000 ordinary shares of the Company (7,000 to each of Messrs. Hutter, Ruiz, Harmon and Adler and 9,000 to each of Messrs. Bernstein and Kayton) and (ii) certain employees of DAL, DJS LLC, PTA LLC and DSI LLC to acquire an aggregate of 837,300 ordinary shares of the Company. The exercise price for the share options ranged from $8.85 to $9.72, the closing price of the Company’s ordinary shares on the trading day prior to the date of grant.  The non-employee director share options become exercisable one year after the date of grant or, if earlier, upon their removal as a director or failure to be re-nominated or reelected as a director. The employee share options become exercisable in three equal annual installments. The share options are nonqualified stock options, become exercisable upon certain changes in control of the Company and DAL, and will terminate 10 years after the date of grant or, if earlier, three months after termination of employment (one year if termination is due to death or disability).

The members of DAL’s Board of Managers are not separately compensated for their services on that Board.

Employment Agreements

Stern Employment Agreement.  The Company and Mr. Stern have entered into an employment agreement (the “Stern Employment Agreement”) pursuant to which Stern will serve as President and Chairman of the Board of each of DAL, DJS LLC and the Company, and as Chief Executive Officer of DAL and the Company.

The Stern Employment Agreement expires on the fifth anniversary of the closing of the Transaction (the “Employment Term”). If Stern terminates the Stern Employment Agreement prior to expiration of the Employment Term without good reason and during a period when a majority of the members of the Company’s Board of Directors consist of person designed or nominated by Stern or his affiliates, except for a termination due to Stern’s death, disability or as required by applicable law, including but not limited to the Rules Regulating the Florida Bar, then Stern is liable for any resulting damages incurred by the Company, DAL or DJS LLC up to an amount equal to the greater of (i) the value (as of the date of the Stern Employment Agreement) of one half of (A) the DAL Common Units acquired by Stern or his affiliates and (B) the DAL Common Units received upon conversion of each tranche of the Series B Preferred Units acquired by Stern or his affiliates and (ii) $13,500,000.

Stern’s base salary is $431,500 per annum. Stern is eligible to receive bonuses as determined by the Board of Directors of the Company in its sole discretion and may participate in the Equity Incentive Plan as determined by the Company’s Board of Directors and DAL’s Board of Managers.

If Stern terminates his employment for good reason or is terminated by the Company, DAL and DJS LLC for any reason other than death, disability or cause, upon execution of a release, Stern shall receive from DJS LLC his earned but unpaid base salary through the termination date, continuation of his base salary for three years following the termination date, payment of any bonus amount earned prior to termination, payment of all accrued, but unused, vacation days, and any benefit due under an employee benefit plan.

If Stern terminates his employment without good reason or is terminated by the Company, DAL and DJS LLC for cause, Stern shall receive from DJS LLC his earned but unpaid base salary through the termination date, payment of all accrued, but unused, vacation days, and any benefit due under an employee benefit plan.

If Stern’s employment is terminated due to his death or as a result of disability, Stern or his heirs shall be entitled to receive his earned but unpaid base salary through the termination date, payment of all accrued, but unused, vacation days, and any benefit due under an employee benefit plan.

Gursahaney Employment Agreement.  The Company and Mr. Gursahaney have entered into an employment agreement (the “Gursahaney Employment Agreement”) pursuant to which Gursahaney will serve as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, and as Chief Financial Officer of DAL and DJS LLC.

Mr. Gursahaney’s base salary is $375,000 per annum, with a $100,000 signing bonus, which must be repaid if he voluntarily terminates employment or is terminated for cause on or before July 31, 2010.  Mr. Gursahaney is eligible to receive bonuses as determined by our Board of Directors in its sole discretion of up to 50% of his base salary, and may participate in the Equity Incentive Plan as determined by the Company’s Board of Directors and DAL’s Board of Managers.  On February 4, 2010, he also received a grant of a share option to purchase 75,000 ordinary shares of the Company under the Equity Incentive Plan.  The share options (i) are non-qualified stock options, (ii) will vest in equal annual installments over three years, (iii) become immediately exercisable upon a Change in Control (as defined in the Plan), (iv) have an exercise price of $8.85 per share and (v) have a term of 10 years.  Mr. Gursahaney will participate in DJS LLC’s standard employee benefits for management level employees.

The Gursahaney Employment Agreement will expire on February 15, 2011, subject to a 12-month post-employment non-competition/non-solicitation agreement.  If Mr. Gursahaney terminates his employment for good reason or is terminated by the Company, DAL and DJS LLC for any reason other than death, disability or cause, upon execution of a release, Mr. Gursahaney shall receive from DJS LLC his earned but unpaid base salary through the termination date, continuation of his base salary and reimbursement for a percentage of COBRA costs for one year following the termination date, payment of any bonus amount earned prior to termination and any benefit due under an employee benefit plan.

If Mr. Gursahaney terminates his employment without good reason or is terminated by the Company, DAL and DJS LLC for cause, Mr. Gursahaney shall receive from DJS LLC his earned but unpaid base salary through the termination date and any benefit due under an employee benefit plan.

If Mr. Gursahaney’s employment is terminated due to his death or as a result of disability, Mr. Gursahaney or his heirs shall be entitled to receive his earned but unpaid base salary through the termination date and any benefit due under an employee benefit plan.

Mr. Gursahaney will also receive accrued, but unused, vacation days if he terminates employment after July 31, 2010.

Kayton Employment Agreement.  The Company and Mr. Kayton have entered into an employment agreement (the “Kayton Employment Agreement”) pursuant to which Kayton will serve as Executive Vice President and Chief Strategy Officer of the Company, and Vice President of each of DAL, DJS LLC, PTA LLC and DSI LLC.

Mr. Kayton’s base salary is $300,000 per annum.  Mr. Kayton is eligible to receive target incentive bonuses as determined by our Board of Directors in its sole discretion of up to 50% of base salary, and may participate in the Equity Incentive Plan as determined by the Company’s Board of Directors and DAL’s Board of Managers.  On March 2, 2010, he received a grant of a share option to purchase 120,000 ordinary shares of the Company under the Equity Incentive Plan.  The share options (i) are non-qualified stock options, (ii) will vest in equal annual installments over three years, (iii) become immediately exercisable upon a Change in Control (as defined in the Plan), (iv) have an exercise price of $9.72 per share and (v) have a term of 10 years.  Mr. Kayton will participate in DJS LLC’s standard employee benefits for management level employees.

The Kayton Employment Agreement will expire on March 2, 2011, subject to a 12-month post-employment non-competition/non-solicitation agreement.  If Mr. Kayton terminates his employment for good reason or is terminated by the Company, DAL and DJS LLC for any reason other than death, disability or cause, upon execution of a release, Mr. Kayton shall receive from DJS LLC his earned but unpaid base salary through the termination date, continuation of his base salary and reimbursement for a percentage of COBRA costs for one year following the termination date, payment of any bonus amount earned prior to termination and any benefit due under an employee benefit plan.

If Mr. Kayton terminates his employment without good reason or is terminated by the Company, DAL and DJS LLC for cause, Mr. Kayton shall receive from DJS LLC his earned but unpaid base salary through the termination date and any benefit due under an employee benefit plan.

If Mr. Kayton’s employment is terminated due to his death or as a result of disability, Mr. Kayton or his heirs shall be entitled to receive his earned but unpaid base salary through the termination date and any benefit due under an employee benefit plan.  Mr. Kayton will also receive accrued, but unused, vacation days if he terminates employment after July 31, 2010.

Board Practices

Terms of Directors and Executive Officers

Our Board of Directors consists of seven members, who were elected as our directors in connection with the Transaction on January 15, 2010.  Our Board of Directors is a classified board consisting of three classes of directors.  The Class A directors were elected for an initial term of one year, the Class B directors were elected for an initial term of two years, and the Class C directors were elected for an initial term of three years.  Subsequent terms for all three classes of directors shall be three years.  The current board members are classified as follows:

•	in the class to stand for reelection in 2011: Nicholas H. Adler and Stephen J. Bernstein;

•	in the class to stand for reelection in 2012: Mark P. Harmon and Juan V. Ruiz; and

•	in the class to stand for reelection in 2013: Jerry L. Hutter, Matthew S. Kayton and David J. Stern.

At a general meeting in each year, successors to the class of directors whose term expires in that year shall be elected for a three year term.  A majority of votes cast shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board.

Our executive officers are appointed by our Board of Directors.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Two of our directors, Messrs. Stern and Kayton, are also executive officers of the Company and have employment agreements with us. Both employment agreements provide for benefits payable to the executive upon termination of employment. See the section of this Report entitled “ – Employment Agreement” for a summary of the applicable terms.  Other than these two persons, no director of the Company has a contract with the Company or any of its subsidiaries providing for benefits upon termination of employment or pursuant to the terms of the share options granted to our non-employee directors.

Director Independence

Management believes that Messrs. Adler, Bernstein, Harmon, Hutter, and Ruiz qualify as independent directors under the relevant rules of The NASDAQ Stock Market (“NASDAQ”) and the SEC.

Board Committees

Our Board of Directors has an audit committee, governance and nominating committee, and compensation committee, and has adopted a charter for each committee. Each committee consists of three independent directors. Jerry L. Hutter has been designated as the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the NASDAQ Marketplace Rules.

Audit Committee

The audit committee, currently consisting of Messrs. Hutter (Chair and audit committee financial expert), Bernstein and Ruiz, oversees our financial reporting process on behalf of the Board of Directors.  The committee’s responsibilities include the following functions:

•	appointing and replacing the independent auditors to conduct the annual audit of our books and records;

•	reviewing the proposed scope and results of the audit;

•	reviewing and pre-approving the independent auditors’ audit and non-audited services rendered;

•	approving the audit fees to be paid;

•	reviewing accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	reviewing and approving related party transactions; and

•	meeting separately and periodically with management and our internal auditor and independent auditors.

Governance and Nominating Committee

The governance and nominating committee, currently consisting of Messrs. Bernstein (Chair), Harmon and Adler, is responsible for identifying potential candidates to serve on our Board of Directors and its committees.  The committee’s responsibilities include the following functions:

•	developing the criteria and qualifications for membership on the Board;

•	recruiting, reviewing and nominating candidates for election to the Board or to fill vacancies on the Board;

•	reviewing candidates for election to the Board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	establishing subcommittees for the purpose of evaluating special or unique matters;

•	monitoring and making recommendations regarding board committee functions, contributions and composition; and

•	evaluating, on an annual basis, the governance and nominating committee’s performance.

            The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the Board of Directors should send their letters to the Company, 900 South Pine Island Road, Suite 400, Plantation, Florida 33324 Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with our annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of our fiscal year. For a list of information required to be submitted with a recommendation, please contact our secretary at the address listed above.

Compensation Committee

The compensation committee, currently consisting of Messrs. Harmon (Chair), Adler and Bernstein, is responsible for, among other things, reviewing our compensation programs and policies, establishing salaries and incentive compensation for our officers, and administering our Equity Incentive Plan.  The committee’s responsibilities include the following functions:

•
reviewing and making recommendations to revise our compensation programs and policies including cash compensation, incentive, profit-sharing and bonus plans, share-based compensation plan, retirement plans and other employee benefits;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our officers and evaluating their performance in light thereof;

•	reviewing and approving the compensation of our Chief Executive Officer and other officers;

•	reviewing and making recommendations to the Board of Directors with respect to director compensation;

•	administering our incentive-compensation plans and equity-based plans, insofar as provided therein;

•	making recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

•	approving any stock option award or any other type of award under any share-based compensation plans; and

•	preparing an annual report on executive compensation for inclusion in the annual proxy statement, if required.

Compensation Committee Interlocks And Insider Participation

No member of our compensation committee has at any time been an officer or employee of ours, or our subsidiaries. No interlocking relationship exists between our Board of Directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Employees

On December 31, 2009, we had a total of 952 employees, 925 of which were located in South Florida, and 27 in Louisville, Kentucky.  This is an increase from 860 total employees as of December 31, 2008 (839 in South Florida and 21 in Louisville, Kentucky), which was an increase from 547 total employees as of December 31, 2007 (536 in South Florida and 11 in Louisville, Kentucky).

We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages. We consider our relations with our employees to be good.

Share Ownership

See “Item 7(A). Major Shareholders” for information regarding beneficial ownership of share of our ordinary shares by our directors and executive officers.

Equity Incentive Plan

The Equity Incentive Plan was approved by our Board of Directors on December 22, 2009, and by our shareholders on January 11, 2010.  Under the terms of the Equity Incentive Plan, up to 1,570,000 of our ordinary shares are reserved for issuance in accordance with its terms.  The purpose of the Equity Incentive Plan is to assist us in attracting, retaining and providing incentives to our employees, directors and consultants, and/or the employees, directors and consultants of our subsidiaries whose contributions to us are important to our success, and to align the interests of such persons with our shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, to provide incentives to our directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to our growth and profitability. The various types of incentive awards that may be issued under the Equity Incentive Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business.  All awards will be subject to the approval of the Compensation Committee of our Board of Directors.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of March 26, 2010, except as otherwise provided in the footnotes to the table, certain information regarding beneficial ownership of the Company’s ordinary shares by each person who is known by the Company to beneficially own more than 5% of the Company’s ordinary shares. The table also identifies the share ownership of each of the Company’s directors, each of the Company’s executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. The Company’s major shareholders do not have different voting rights than any other holder of the Company’s ordinary shares.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary shares (2)
David J. Stern	4,151,666	(3)	33.15%
Kumar Gursahaney	0		0
Matthew S. Kayton	0		0
Nicholas H. Adler	0		0
Mark P. Harmon	0		0
Stephen J. Bernstein	0		0
Jerry Hutter	0		0
Juan V. Ruiz	0		0
All Directors and Officers as a Group (8 persons)	4,151,666	(3)	33.15%
Kerry Propper (4)	4,151,666	(3)	33.15%
Royale Holdings (5)	4,151,666	(3)	33.15%
Craig Samuels (6)	1,068,600		9.6%
South Ferry #2, LP (7)	657,143		6.16%

(1)         Unless otherwise indicated, the business address of each of the individuals is 900 South Pine Island Road, Suite 400, Plantation, Florida 33324.

(2)         Based on 10,663,866 ordinary shares of the Company issued and outstanding as of March 26, 2010.

(3)         Consists of ordinary shares and ordinary shares underlying warrants that are currently exercisable (exercisable at $5.00 per share and which expire at 5:00 p.m., New York City time, on August 11, 2012) owned by parties to the Voting Agreement as follows:

•	Kerry Propper: 302,907 ordinary shares, and 377,968 ordinary shares underlying warrants;

•	Steve Urbach: 136,713 ordinary shares and 170,590 ordinary shares underlying the warrants;

•	Jonas Grossman: 81,296 ordinary shares and 101,442 ordinary shares underlying the warrants;

•	George Kaufman: 27,708 ordinary shares and 0 ordinary shares underlying the warrants;

•	Todd Gold: 5,542 ordinary shares and 0 ordinary shares underlying the warrants;

•	Jiangnan Huang: 261,427 ordinary shares and 220,000 ordinary shares underlying the warrants;

•	Royale Holdings: 661,693 ordinary shares;

•	Dr. Richard D. Propper: 186,528 ordinary shares and 400,000 ordinary shares underlying the warrants;

•	Paula Beharry: 130,713 ordinary shares and 30,000 ordinary shares underlying the warrants;

•	Daniel Beharry: 130,713 ordinary shares and 70,000 ordinary shares underlying the warrants;

•	Li Zhang: 130,713 ordinary shares and 400,000 warrants;

•	Li Ping He: 130,713 ordinary shares and 0 ordinary shares underlying the warrants;

•	Li Gong: 25,000 ordinary shares and 30,000 ordinary shares underlying the warrants;

•	Dr. Jianjun Shi: 25,000 ordinary shares and 30,000 ordinary shares underlying the warrants;

•	Xiaosong Zhong: 25,000 ordinary shares and 30,000 ordinary shares underlying the warrants;

•	Carman Ramirez: 20,000 ordinary shares and 0 ordinary shares underlying the warrants;

•	Edward Carter: 5,000 ordinary shares and 0 ordinary shares underlying the warrants; and

•	Ida Carter: 5,000 ordinary shares and 0 ordinary shares underlying the warrants.

Other parties to the Voting Agreement include the Stern Contributors, FlatWorld, Valenty and Nagina, none of whom own ordinary shares or securities that are exercisable or convertible into ordinary shares within 60 days. They own DAL Common Units and DAL Series A Preferred Units that are exchangeable for ordinary shares beginning January 15, 2011. The parties to the Voting Agreement share voting power over these shares, but not investment power over these shares.

(4)        Kerry Propper’s business address is c/o Chardan Capital Markets, LLC; 17 State Street; Suite 1600; New York, NY 10004.

(5)        Michael Walas has voting and investment control over the ordinary shares owned by Royale Holdings. Royale Holdings’ address is c/o Chardan Capital, LLC, 402 W. Broadway, Suite 2600, San Diego, CA.

(6)        The information relating to Craig Samuels is derived from a Schedule 13G/A dated February 1, 2010, filed by Mr. Samuels with the SEC.  Mr. Samuel’s business address is 13990 Rancho Dorado Bend, San Diego, California 92130.

(7)        This information is based on the Schedule 13G jointly filed with the SEC on January 25, 2010 by South Ferry #2, L.P., a Delaware limited partnership, Aaron Wolfson, Abraham Wolfson and Morris Wolfson  (collectively, the “South Ferry Filers”).  The business address of the South Ferry Filers is One State Street Plaza, 29th Floor, New York, New York 10004.  Aaron Wolfson and Abraham Wolfson are the general partners of South Ferry #2, L.P., and Morris Wolfson is the portfolio manager of South Ferry #2, L.P.

B.  Related Party Transactions

           Since January 1, 2009, we have entered into a number of transactions with parties related to us in connection with the Transaction, as well as employment agreements with certain of our executive officers and other contracts.

For a description of the transactions related to the Transaction, see the section of this Report titled “Item 4. Information on the Company – History and Business Plans – Transaction,” which is incorporated herein by reference.  For summaries of the material contracts entered into with related parties in connection with the Transaction, see the section of this Report titled “Item 10(C). Material Contracts – Contracts Related to the Transaction” which is incorporated herein by reference.

For summaries of the employment agreements entered into with certain of our executive officers, see the section of this Report titled “Item 6. Directors, Senior Management and Employees – Employment Agreements,” which is incorporated herein by reference.

Summaries of the other contracts we entered into with related parties since January 1, 2009 are described below and in the section of this Report titled, “Item 10(C). Material Contracts – Contracts Related to Company Operations,” which is incorporated herein by reference.

DJS LLC contracts with JMT Management Corp. for foreclosure sales services, and with Target Surveying, Inc. for surveys required in connection with closing services. Robert Samons, the husband of Cheryl Samons, Operations Manager of DJS LLC, is a one-third owner of JMT Management Corp. and enjoys a profit sharing arrangement with Target Surveying, Inc. whereby one-third of Target Surveying, Inc.’s profits flow to him. During the calendar year ended December 31, 2009, the Stern Contributors paid an aggregate of $938,490 to JMT and $512,356 to Target for such services.

C.  Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18.

Dividends

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain all future earnings, if any, for use in the operations and expansion of the business.  As a result, we do not anticipate paying cash dividends in the foreseeable future.  Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on factors the Board of Directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements.

B.  Significant Changes

See the disclosure regarding our Transaction on January 15, 2010, under “Item 4. Information on the Company – History and Business Plans.”

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our ordinary shares, units and warrants are quoted on the NASDAQ Global Market under the symbols DJSP, DJSPU, and DJSPW respectively.  Each of the Company’s units consists of one ordinary share and one warrant to purchase an additional ordinary share.  The ordinary shares, units and warrants have been quoted since August 25, 2008, previously on the NASDAQ Capital Market.  Our securities did not trade on any market or exchange prior to August 25, 2008.

The table below sets forth, for the periods indicated, the high and low bid closing prices for our ordinary shares, warrants and units.

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Annual Market Prices
Year 2008 (from August 25, 2008)	$7.28	$6.11	$1.54	$1.05	$8.90	$6.35
Year 2009	$9.50	$6.60	$3.80	$0.06	$12.54	$6.79
Year 2010 (through March 31, 2010)	$12.66	$8.00	$7.20	$2.94	$19.50	$11.25

Quarterly Market Prices
Third Quarter 2008 (from August 25, 2008)	$7.28	$6.60	$1.54	$1.05	$8.90	$8.00
Fourth Quarter 2008	$7.04	$6.11	$1.05	$0.09	$7.80	$6.35
First Quarter 2009	$7.15	$6.60	$0.35	$0.06	$7.15	$6.79
Second Quarter 2009	$7.45	$6.90	$0.90	$0.24	$8.10	$7.11
Third Quarter 2009	$7.79	$7.36	$0.97	$0.34	$8.54	$7.50
Fourth Quarter 2009	$9.50	$7.60	$3.80	$1.00	$12.54	$8.00
First Quarter 2010 (through March 31, 2010)	$12.66	$8.00	$7.20	$2.94	$19.50	$11.25

Monthly Market Prices
October 2009	$7.85	$7.58	$1.56	$0.92	$10.50	$8.16
November 2009	$7.87	$7.72	$1.45	$1.00	$8.51	$8.00
December 2009	$9.50	$7.75	$4.25	$1.00	$13.41	$8.27
January 2010	$10.00	$8.20	$5.00	$3.30	$14.70	$11.75
February 2010	$9.50	$8.00	$4.45	$2.94	$13.30	$11.25
March 2010 (through March 31, 2010)	$12.66	$9.45	$7.20	$4.43	$19.50	$13.80

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares, units and warrants are quoted on the NASDAQ Global Market under the symbols DJSP, DJSPU and DJSPW, respectively.  Prior to the Transaction, our ordinary shares, units and warrants were quoted on the NASDAQ Capital Market under the symbols CACA, CACAU and CACAW, respectively.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Our Second Amended and Restated Memorandum and Articles of Association are described in our Registration Statement on Form F-1, filed with the SEC on February 12, 2010 (File No. 333-164907) in the sections entitled “Description of Securities – Memorandum and Articles of Association,” “Description of Securities – Preferred Shares,” and “Directors, Senior Management and Employees – Employees,” which descriptions are incorporated herein by reference.

C. Material Contracts

Contracts Related to the Capitalization of Chardan 2008

Pre-IPO

In July 2008, prior to the IPO, Chardan 2008 issued 2,291,666 ordinary units (the “Insider Units”) to the individuals set forth below, each consisting of one ordinary share and one warrant, for $25,000 in cash, at a purchase price of approximately $0.011 per unit, as follows:

Name	No. of Shares
Kerry Propper	302,907
Steve Urbach	136,713
Jonas Grossman	81,296
George Kaufman	27,708
Todd Gold	5,542
Jiangnan Huang	261,427
Royale Holdings	661,693
Dr. Richard D. Propper	186,528
Paula Beharry	130,713
Daniel Beharry	130,713
Li Zhang	130,713
LiLi Ping He, as custodian	130,713
Li Gong	25,000
Dr. Jianjun Shi	25,000
Xiaosong Zhong	25,000
Carman Ramirez	20,000
Edward Carter	5,000
Ida Carter	5,000

Immediately prior to the consummation of the IPO, Chardan 2008 issued 2,000,000 warrants at a price of $0.50 to certain of the officers, directors and existing shareholders of Chardan 2008 (the “Private Placement Warrants”).  The Private Placement Warrants were issued on terms equivalent to those of the warrants sold to the public shareholders, except that (i) the Private Placement Warrants are not callable; and (ii) the Private Placement Warrants contain a “cashless” or “net” exercise provision, which allows the holders of the Private Placement Warrants to exercise them by receiving a reduced amount of our shares compared to a “cash” exercise of the warrants, in exchange for not having to pay the $5.00 exercise price.  See the section of this Report titled, “Item 10(C). Material Contracts – Contracts Related to the Transaction – Warrant Sale Agreement” for a description of certain amendments to the terms of the Private Placement Warrants, in particular in connection with the cashless exercise terms.

The Private Placement Warrants were issued to the individuals set forth below, as follows:

Name	No. of Warrants
Richard Propper	400,000
Li Zhang	400,000
Kerry Propper	377,968
Jiangnan Huang	220,000
Steve Urbach	170,590
Jonas Grossman	101,442
Daniel Beharry	70,000
Michael Walas	69,000
Mark Brewer	69,000
Paula Beharry	30,000
Li Gong	30,000
Dr. JianJun Shi	30,000
Xiaosong Zhong	30,000
Ryan Hallman	2,000

Registration Rights Agreement

The holders of a majority of all of: (i) the holders of the 2,291,666 ordinary shares and insider warrants included in the Insider Units; and (ii) the holders of the 2,000,000 ordinary shares issuable upon exercise of the 2,000,000 Private Placement Warrants will be entitled to make up to two demands that we register these securities, pursuant to a registration rights agreement, dated August 11, 2008 (the “Registration Rights Agreement”).  Such holders may elect to exercise these registration rights at any time commencing on or after the date on which these securities are released from escrow, which will occur on January 15, 2011.  In addition, these holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these securities are released from escrow.  We will bear the expenses incurred in connection with the filing of any such registration statements.  Pursuant to an amendment, dated January 15, 2010, to the Registration Rights Agreement, the registration rights granted under the Registration Rights Agreement were extended to include the Additional Shares issued pursuant to the Warrant Sale Agreement.

Contracts Related to the Transaction

The Stern Deferral Note and Post-Closing Cash

DAL issued a promissory note to DJS at the closing of the Transaction (the “Stern Deferral Note”).  The Stern Deferral Note was issued in the amount of $52,469,000, with a maturity date of January 15, 2013.  The Stern Deferral Note has an interest rate of 3.0% per annum, payable monthly, with a default rate equal to the lesser of (a) the current interest rate plus 10% or (b) the highest lawful rate.  All assets of DAL and its subsidiaries have been pledged to secure repayment of the Stern Deferral Note, the security interest to be junior to obligations owed by DAL to its commercial lender.

DAL will make monthly payments under the Stern Deferral Note in the amount of 90% of its free positive cash flow (equal to EBITDA, plus accrued taxes, less debt service, cash taxes, capital expenditures and net changes in working capital) (“Designated Free Cash Flow”).  In addition, all proceeds from the exercise by DJSP of the warrants for 11,441,666 DAL common units received by DJSP from DAL in connection with the Transaction (the “DAL Warrants”) will be used to repay the Stern Deferral Note, with any proceeds not required for that purpose to be used to pay $35,000,000 in post-closing cash (defined below) plus a late fee, if applicable.  The Stern Deferral Note contains customary events of default including, without limitation, breaches of covenants or representations, material adverse change or any merger or other change in control transaction; and customary affirmative and negative covenants including, without limitation, liens, restricted payments, sales of assets and business combination transactions.

As part of the Transaction, the Stern Contributors are entitled to be paid another $35,000,000 in cash after the closing (the “Post-Closing Cash”).  The Post-Closing Cash must be paid in full no later than the fifth anniversary of the closing of the Transaction.  The principal source of the funds to pay the Post-Closing Cash will be approximately 90% of the proceeds from the required exercise of the DAL Warrants not used to satisfy the Stern Deferral Note with the balance of such proceeds being used to meet obligations owed to FlatWorld and Chardan Capital, LLC.  To the extent that there are not sufficient proceeds from that source to pay in full the Post-Closing Cash within 180 days of the closing of the Transaction, a late fee of 0.25% per month will be added to the outstanding balance of Post-Closing Cash due until paid in full.  In that event, we will also utilize approximately 90% of our Designated Free Cash Flow, together with any remaining proceeds from the exercise of the warrants issued in the IPO (the “Chardan Warrants”), to pay the Post-Closing Cash, until it is paid in full.  Payments from our Designated Free Cash Flow will be made quarterly (or sooner at our option) until such payments, together with the proceeds from exercise of the DAL Warrants that are used to pay the Post-Closing Cash, result in the Post-Closing Cash, plus any late fees, being paid in full.  To the extent that the Post-Closing Cash has not been paid in full by the eighteen month “anniversary” of the closing of the Transaction, 0.67% per month will be added to the outstanding balance of the Post-Closing Cash due until paid in full.

The payment of the Stern Deferral Note and the Post-Closing Cash is guaranteed by each of DJS LLC, PTA LLC and DSI LLC and secured by all of the assets of DAL, DJS LLC, PTA LLC and DSI LLC.

Senior Financing Notes

Concurrent with the closing of the Transaction, DJSP issued notes to lenders (both individuals and entities) with the aggregate principal amount of $15,188,735.97 relating to a senior financing facility entered into in connection with the Transaction (the “Senior Financing Notes”).  The terms of the Senior Financing Notes are set forth in a Senior Loan, Security and Pledge Agreement.  The Senior Financing Notes have interest rates of 15% per annum and are payable by January 15, 2011.  In March 2010, we paid in full all but three of the Senior Financing Notes leaving an aggregate outstanding principal balance of $3 million.  All of the currently outstanding Senior Financing Notes were issued to lenders who are affiliates of our former CEO, Kerry S. Propper.

Line of Credit

Effective March 18, 2010, we obtained a new $15 million revolving line of credit from Bank of America that is secured by substantially all of our assets.  Approximately, $12.6 million of the line was immediately drawn upon.  The new line of credit will be used for the same purposes as the one paid in full at the closing of the Transaction as well as for other working capital needs.

The terms of the line of credit are set forth in a Loan Agreement.  The amount available to us under the line of credit is the lesser of $15 million or the amount determined using a borrowing base formula based on a percentage of eligible accounts receivable and eligible unbilled revenue.  The line of credit has an initial term of one year with interest only payments due monthly until the expiration of the initial term, at which time all outstanding principal and interest balances are due.  The new line of credit has an interest rate of 175 basis points over the British Bankers Association LIBOR Daily Floating Rate.  DAL, as the borrower under the new line of credit, granted Bank of America a lien on all of its assets, and its three operating subsidiaries have executed security agreements and guarantees to secure DAL’s obligations under the loan.  As additional security for the loan, DJS LLC has collaterally assigned to Bank of America a security agreement that it entered into with DJS, pursuant to which DJS granted to DJS LLC a security interest in its accounts receivable and work in process to secure DJS’s obligations under the Services Agreement.

Chardan Capital Markets Note

Chardan Capital Markets, LLC, an affiliate of our former CEO, Kerry S. Propper, acted as placement agent for the private placement of 10,663,886 of our ordinary shares that was consummated in conjunction with the Transaction.  Chardan Capital Markets, LLC received a placement fee of $500,000 in connection with the financing, of which $250,000 was deferred and will be paid pursuant to a promissory note made by DAL in favor of Chardan Capital Markets, LLC (the “Chardan Capital Markets Note”).  The Chardan Capital Markets Note provides for a 5% interest rate and is due in full on the earlier of the one year anniversary of the payment in full of the Stern Deferral Note, or twenty-four (24) months after the closing of the Transaction.  Chardan Capital Markets, LLC will be entitled to receive amortizing payments equal to the remaining unpaid principal balance divided by 12, beginning on the first day of each month following the date that the Stern Deferral Note is paid in full.

Chardan Capital Fees

Chardan Capital, LLC, an affiliate of our former chairman, Zhang Li, received a $2,000,000 fee when the Transaction closed.  Beginning in January 2011, Chardan Capital, LLC will also receive $40,000 per month under a management consulting agreement with us.  Mr. Zhang will derive a direct benefit from the payment of those fees.

FlatWorld Warrant Proceeds and FlatWorld Additional Warrant Proceeds

In connection with the Transaction, we agreed to pay to FlatWorld $2,000,000 (the “FlatWorld Warrant Proceeds”), and another $1,000,000 upon the earlier of the first anniversary after the Stern Deferral Note has been paid in full or 24 months after the closing of the Transaction (the “FlatWorld Additional Warrant Proceeds”).

The principal source of the funds to pay the FlatWorld Warrant Proceeds will be approximately 5% of the proceeds from the required exercise of the DAL Warrants not used to satisfy the Stern Deferral Note.  If the FlatWorld Warrant Proceeds are not paid in full by the six month anniversary of the closing of the Transaction, FlatWorld is also entitled to receive approximately 5% of our Designated Free Cash Flow until the FlatWorld Warrant Proceeds are paid in full.   If the Post-Closing Cash is paid in full prior to the time that the FlatWorld Warrant Proceeds are paid in full, then FlatWorld will be entitled to receive 50% of the remaining proceeds from the exercise of the DAL Warrants not used to satisfy the Stern Deferral Note and 50% of the Designated Free Cash Flow until the FlatWorld Warrant Proceeds are paid in full.

Commencing as of closing of the Transaction, a finance charge of 5% per annum on the unpaid principal balance of the FlatWorld Additional Warrant Proceeds will be added to the additional outstanding unpaid balance until such amount is paid in full.  If any amount to be paid to FlatWorld for the FlatWorld Additional Warrant Proceeds is paid more than three days late, the finance charge will increase to 8% per annum.  The finance charge is payable quarterly, in arrears, commencing on April 1, 2010.  If the FlatWorld Additional Warrant Proceeds are not paid in full by the time that the Stern Deferral Note is paid in full, then FlatWorld will be entitled to receive the remaining amount of FlatWorld Additional Warrant Proceeds from (i) the remaining proceeds from the exercise of the DAL Warrants not used to satisfy the Stern Deferral Note and (ii) our cash flow in monthly installments equal to the remaining unpaid amount of the FlatWorld Additional Warrant Proceeds, at the time the Stern Deferral Note is paid in full, divided by twelve.

Voting Agreement

In connection with the closing of the Transaction, we and the Stern Contributors, FlatWorld, Valenty, Nagina and the Principals (defined below) entered into the Voting Agreement dated as of January 15, 2010.  Pursuant to its terms, the parties to the Voting Agreement other than us agree to vote all of the ordinary shares held by them in favor of four nominees to our Board of Directors designated by Stern (each a “Stern Designee”), two nominees designated by the Principals (each a “Principal Designee”) and Juan V. Ruiz (the “DAL Nominee”).  The Voting Agreement also allows the holders of the DAL Common Units and the DAL Series A Preferred Units (other than us), to designate, after January 15, 2011, by majority vote, a number of nominees to our Board of Directors based on their ownership percentage of our ordinary shares, assuming their DAL Common Units and DAL Series A Preferred Units were exchanged for ordinary shares.  The Principals are able to nominate one independent Board nominee as long as they still hold ordinary shares representing 5% of our outstanding shares.  The term of the Voting Agreement is five years from the closing of the Transaction, or shorter in certain other events, including: a liquidation (as defined by our Second Amended and Restated Memorandum and Articles of Association); the occurrence of a merger or similar transaction in which we are not the surviving entity; after the Post-Closing Cash has been paid in full, termination of Stern’s employment by us and all of its affiliates; or the termination of the Services Agreement between DJS and DJS LLC or any agreement succeeding it.

The following persons comprise the “Principals”:  Kerry Propper, Steve Urbach, Jonas Grossman, George Kaufman, Todd Gold, Jiangnan Huang, Royale Holdings, Dr. Richard D. Propper, Paula Beharry, Daniel Beharry, Li Zhang, Li Ping He, Li Gong, Dr. Jianjun Shi, Xiaosong Zhong, Carman Ramirez, Edward Carter, and Ida Carter.  The other parties to the Voting Agreement, FlatWorld, Valenty and Nagina, do not own ordinary shares or securities that are exercisable or convertible into ordinary shares within 60 days.  They own DAL Common Units that are exchangeable for ordinary shares beginning January 15, 2011.

Warrant Sale Agreement

In order to make available to us a greater amount of cash to satisfy DAL’s obligations pursuant to the Stern Deferral Note and to pay the Post-Closing Cash, holders of 1,910,000 of the 2,000,000 outstanding Private Placement Warrants agreed to modify the terms of those warrants pursuant to a Warrant Sale Agreement (the “Warrant Sale Agreement”).  The Private Placement Warrants had a “cashless exercise” provision, which allowed the holders to exercise the warrants without paying cash by exchanging them for a reduced number of our ordinary shares.  Pursuant to the Warrant Sale Agreement, those holders of the Private Placement Warrants agreed either to exercise their warrants for cash or to sell the warrants to a third party on the condition that the third party will exercise them for cash.

The obligation to sell or exercise the Private Placement Warrants under the Warrant Sale Agreement arises on the later of six months following the closing of the Transaction or upon the effectiveness of the resale registration statement covering the Private Placement Warrants and the shares underlying them.  In addition, the obligation to sell or exercise the warrants exists only if the closing price of our ordinary shares is $9.00 or higher on a trading day.  There is also a daily volume commitment that is equal to the greater of 50,000 warrants or 10% of the average daily trading volume of our ordinary shares on any trading day on which the $9.00 threshold is satisfied.

In consideration of the agreement of such holders of the Private Placement Warrants to forgo their cashless exercise rights, we will issue to them up to, in the aggregate, 233,010 additional ordinary shares (the “Additional Shares”).

Registration Rights Agreement

Under the terms of the various agreements governing the Transaction, the Stern Contributors, Nagina and Valenty have the right to convert their DAL Common Units (including those issued upon the conversion of the DAL Series B Preferred Units) and any DAL Series A Preferred Units into corresponding securities of the Company at any time after the first anniversary of the closing of the Transaction.  Under the Registration Rights Agreement dated January 15, 2010 (the “Transaction Registration Rights Agreement”), we have agreed to register the ordinary shares of the Company that are issuable upon the conversion of the DAL Common Units and DAL Series A Preferred Units on the earlier of the first anniversary date of the Transaction Registration Rights Agreement or the date the DAL Common Units and DAL Series A Preferred Units are first exchangeable for our ordinary shares.  In addition, the holders of those securities may demand that we file up to two registration statements registering their ordinary shares for resale.  The Transaction Registration Rights Agreement also contains other customary provisions for such types of agreements, including piggy-back registration rights, underwriter’s cutback provisions and short-form registration of ordinary shares for resale.

Tax Indemnification Agreements

The structure of the Transaction is designed to provide FlatWorld and the Stern Contributors with certain tax benefits.  As a result of the adopted structure, we may, under certain circumstances, incur adverse tax consequences.  In consideration for our willingness to utilize the structure used in the Transaction, the Stern Contributors, FlatWorld, Gupta and Valenty have agreed to indemnify and protect us against certain adverse tax consequences, should they occur, under three separate tax indemnification agreements (collectively, the “Tax Indemnification Agreements”).  The Tax Indemnification Agreements pertain only to specified circumstances and are subject to a limit of $8,500,000 in the case of the Stern Contributors and $1,750,000 in the case of FlatWorld, Gupta and Valenty.

Limited Liability Company Agreement

Concurrently with the closing of the Transaction, each of the Company, DAL, DJS, FlatWorld and Fortuna (collectively, the “Members”) executed the Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (the “LLC Agreement”).

The business and affairs of DAL are governed by a board of managers that consists of five managers.  Stern, Raj Gupta, Mark Harmon, Matthew Kayton and Jerry Hutter comprise the initial board of managers.  Managers may only be removed for certain reasons enumerated in the LLC Agreement and will hold office until removal or until their resignation or death.  Vacancies will be filled by such manager’s alternative manager as set forth in the LLC Agreement. For so long as the Stern Contributors beneficially own DAL membership interests comprising of at least five percent of the outstanding DAL membership interests, the Stern Contributors shall have the right to appoint one manager to the board of managers.  For so long as FlatWorld beneficially owns DAL membership interests comprising of at least five percent of the outstanding DAL membership interests, FlatWorld shall have the right to appoint one manager to the board of managers.

During any period when the Stern Contributors, FlatWorld and their transferees beneficially own DAL membership interests comprising at least ten percent of the DAL outstanding membership interest, there are certain actions enumerated in the LLC Agreement that the board of managers cannot take without the prior written consent of the Stern Contributors and FlatWorld, including, but not limited to, taking any actions in contravention of the LLC Agreement or entering into, amending or waiving any contract with a member of DAL or its affiliate with any party that its not at arm’s length.

During any period when we beneficially own any DAL membership interests comprising more than fifty percent of the outstanding DAL membership interests, there are certain actions enumerated in the LLC Agreement that the board of managers cannot take without DJSP’s prior written consent, including, but not limited to, taking any actions in contravention of the LLC Agreement or entering into, amending or waiving any contract with a member of DAL or its affiliate with any party that its not at arm’s length.

At any time when a Stern Contributor beneficially owns any membership interest in DAL, the board of managers on behalf of DAL shall not, directly or indirectly, sell, transfer or dispose of any of the membership interests of DJS LLC, PTA LLC or DSI LLC, without the consent of the Stern Contributors.

Commencing on the date of the LLC Agreement, DJSP is prohibited from taking certain actions specified in the LLC Agreement, which include, but are not limited to, issuing any shares or other convertible securities, unless such securities are DJSP securities convertible into or exchangeable for DJSP ordinary shares, without the prior consent of members of the board of managers not nominated by the Stern Contributors or the Members, other than DJSP, holding more than 50% of the DAL membership interests.  Additionally, there are certain actions set forth in the LLC Agreement that DJSP must take, such as calling the DJSP public warrants at the earliest permitted time.  Finally, DJSP has agreed to, among other things, devote all of its time and business efforts to promoting the business and the interests of DAL.

Employment Related Contracts

For summaries of the employment agreements with certain of our executive officers see the section of this Report titled, “Item 6. Directors, Senior Management and Employees – Employment Agreements,” which is incorporated herein by reference.

Contracts Related to Company Operations

401(k) Plan

For administrative convenience, each of DJS LLC, PTA LLC and DSI LLC will participate in the 401(k) plan currently sponsored by DJS. Under the Law Offices of David J. Stern, P.A., 401(k) Plan Cost Sharing Agreement, the administrative costs for such 401(k) plan will be shared by DJS, DJS LLC, PTA LLC and DSI LLC in proportion to the number of employees for the applicable employer. The fees for administration of the 401(k) plan will be billed to DJS and DJS will seek reimbursement from each of the three LLC’s.

Consulting Agreements

Miriam Mendieta and certain other employees of DJS have begun to perform direct services for us. These DJS employees will enter into consulting agreements with DJS LLC or PTA LLC pursuant to which DJS LLC and PTA LLC will agree to reimburse DJS for an agreed upon percentage of their annual compensation, based upon the percentage of their working time spent in performing direct services for us.

Services Agreement

DJS has entered into a 25-year services agreement (the “Services Agreement”) with DJS LLC, pursuant to which, among other things, DJS generally will be obligated to utilize DJS LLC as the provider for substantially all non-legal services required by DJS, to the extent that DJS LLC provides those services or comes to provide the services in exchange for fees agreed upon by the parties to the Services Agreement. Under the terms of the Services Agreement, DJS LLC will be obligated to make payments to DJS for the first four years of the term of the Services Agreement, in the event that DJS does not earn at least $2 million of EBITDA during each year, subject to certain adjustments and conditions in exchange for supervisory services performed by DJS personnel for DJS LLC. The amount of the payments made by DJS to DJS LLC and by DJS LLC to DJS under the Services Agreement, if any, are not yet known and are expected to vary.  DJS granted to DJS LLC a security interest in its accounts receivable and work in process to secure DJS’s obligations under the Services Agreement.

Transferred Employees Payroll and Benefits Transition and Reimbursement Agreement

On the date of the closing of the Transaction, we entered into an agreement with the Stern Contributors pursuant to which the Stern Contributors would provide to us certain payroll services and would permit our employees to continue participating in certain of their employee benefit plans until we could provide such services and plans.  In exchange, we agreed to reimburse the Stern Contributors for expenses incurred by them in connection with such services and plans that relate to our employees.

Facilities Sharing Agreement

Following the closing of the Transaction, DJS LLC became the lessee of the premises used for our operations located at 900 S. Pine Island Rd., Plantation, Florida.  DJS and DJS LLC entered into an agreement pursuant to which DJS will be entitled to occupy a portion of those premises for conducting its operations, in exchange for which DJS will pay rent to DJS LLC.  In addition, the facilities sharing agreement establishes the terms on which DJS will be entitled to utilize certain office equipment located at the premises and on which DJS LLC will furnish certain back-office services to DJS.

FlatWorld and Chardan Capital Markets, LLC Consulting Agreement

FlatWorld entered into an agreement with DAL, pursuant to which FlatWorld will provide ongoing consulting services to DAL for three years, commencing on the first anniversary after the closing of the Transaction (the “Management Services Term”).  FlatWorld will be paid a monthly amount of $111,111.11 during the Management Services Term. In addition, DAL will pay FlatWorld a 2% acquisition fee based on the total enterprise value of any acquisition made by DAL post-closing for which FlatWorld has acted as a financial intermediary.

D.Exchange Controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

 The following is a general summary of certain material BVI andU.S. federal income tax considerations for U.S. holders of our securities.  The discussion is not intended to be,nor should it be construed as, legal or tax advice to any particularcurrent or prospective shareholder.  The discussion is based on laws and relevantinterpretations thereof in effect as of the date hereof, all of which are  subject to change or different interpretations, possibly with retroactive effect.

BVI Taxation

The BVI does not impose a withholding tax on dividends paid by us to holders of our ordinary or preferred shares, nor does the BVI levy any capital gains or income taxes on us.  Further, a holder of our ordinary or preferred shares who is not a resident of the BVI is exempt from the BVI income tax on dividends paid with respect to the ordinary or preferred shares.  Holders of ordinary or preferred shares are not subject to the BVI income tax on gains realized on the sale or disposition of the ordinary or preferred shares.

Our ordinary and preferred shares are not subject to transfer taxes, stamp duties or similar charges in the BVI.  However, as a business company, we are required to pay the BVI government an annual license fee based on the number of shares we are authorized to issue.

There is no income tax treaty or convention currently in effect between the United States and the BVI; however, a Tax Information Exchange Agreement (“TIEA”) is in place.  The TIEA allows the BVI and US governments to enforce their own tax laws by exchanging, on request, information relating to the tax matters covered by the TIEA.  The parties to the TIEA have agreed to provide assistance through the exchange of information relating to the administration and enforcement of the domestic laws of the parties concerning the taxes and the tax matters covered by the TIEA, including information that may be relevant to the determination, assessment, verification, enforcement, or collection of tax claims with respect to persons subject to such taxes, or to the investigation or prosecution of criminal tax evasion in relation to such persons.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences to holders of our ordinary shares and warrants, sometimes referred to collectively as our securities, and of owning and disposing of our securities.  Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be.  As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit).  The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder” for purposes of this discussion.

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder based on such holder’s individual circumstances.  In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws.  This discussion assumes that any distributions made (or deemed made) by us on our ordinary shares and any consideration received by a holder in consideration for the sale or other disposition of our securities will be in United States dollars.  Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities.  If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  In addition, this discussion does not address the U.S. federal income tax treatment to holders of our securities that may bring a successful claim for rescission or damages in respect of the purchase of their securities.

We have not sought, and will not seek, a ruling from the Internal Revenue Service or IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein.  The IRS may disagree with the description herein, and its determination may be upheld by a court.  Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO US OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH HIS, HER OR ITS TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our ordinary shares.  A distribution on such ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.  Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met.  It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed for cash by us.  In addition, under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include NASDAQ. Although our ordinary shares are currently listed and traded on NASDAQ, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, should include a redemption of ordinary shares pursuant to the exercise by a U.S. Holder of its redemption rights or the receipt of cash by a U.S. Holder pursuant to the exercise of appraisal rights), and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

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

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise for cash of a warrant to acquire our ordinary shares.  Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant.  The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant.  If the terms of a warrant provide for an adjustment to the number of shares of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, such adjustment may, under certain circumstances, result in a constructive distribution that could be taxable to the U.S. Holder of the warrants.  Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “— Taxation of Distributions Paid on Ordinary Shares,” above.  If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

A foreign corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income.  Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.  Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

For purposes of applying the PFIC rules to a foreign corporation holding an interest in an entity classified as a partnership for U.S. tax purposes, the IRS has not issued guidance on the proper treatment of income earned through a partnership, gain on the sale of partnership interests, and the characterization of interest in a partnership. In the absence of guidance, it would appear that the treatment of such items should be determined in a manner based upon the Subpart F rules, which generally provide that income earned through a partnership should be treated as if such income was received by the foreign corporation directly.

Based on the expected composition of our assets and income, we do not anticipate that we will be treated as a PFIC following the Transaction.  Our actual PFIC status for our current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year.  Accordingly, there can be no assurance with respect to our status of as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund, or QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC will be taxed as ordinary income;

•	the amount allocated to other taxable years of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares of by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.  A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants.  As a result, if a U.S. Holder sells or otherwise disposes of a warrant to purchase our ordinary shares (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants.  If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to newly acquired ordinary shares in us (or has previously made a QEF election with respect to its ordinary shares in us), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election.  The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS.  A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or QEF), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates.  Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder, no later than 90 days after the request, such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election.  However, there is no assurance that we will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of such shares should be taxable as capital gain and no interest charge will be imposed.  As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to those U.S. Holders who made a QEF election.  The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares or warrants while we were a PFIC, whether or not we met the test for PFIC status in those years.  A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC.  On the other hand, if the QEF election is not effective for each of the taxable years of ours in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) of our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the U.S. Holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock (as described below), the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares.  The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including NASDAQ, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares currently trade on NASDAQ, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above we receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC.  Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC.  However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or of the required information to be provided. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above.  Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to such ordinary shares and warrants under their particular circumstances.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker.  Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our shares or warrants by a non-corporate U.S. Holder, in each case who:

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Documents concerning us that are referred to in this document may be inspected at our principal executive offices at 900 South Pine Island Road, Suite 400, Plantation, Florida 33324.

In addition, we will file annual reports and other information with the SEC.  Since we are currently a foreign private issuer, we will file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.  However, we expect our status as a foreign private issuer to terminate as of December 31, 2010 and will thereafter file domestic company reports with the SEC.  Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees.  You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As of December 31, 2009, the Company did not have instruments subject to market risk.  After the Transaction, our functional currency is the U.S. dollar and so are virtually all of our revenues and operating costs; therefore, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates.  Furthermore, most of our debt carries a fixed rate of interest, so we do not expect to be exposed to any significant extent to the impact of changes in market interest rates.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 11, 2008, we consummated our initial public offering of 6,875,000 IPO Units.  Each IPO Unit consisted of one ordinary share and one redeemable ordinary share purchase warrant.  Each warrant entitles the holder to purchase from us one ordinary share at an exercise price of $5.00.  The IPO Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $55,000,000.  In addition to the IPO, we also raised capital by the issuance of the Insider Units (generating $25,000 of gross proceeds) and the Private Placement Warrants (generating $1,000,000 of gross proceeds).  (See the section of this Report entitled “Item 4. Information on the Company – History and Business Plans” for more information on the Insider Units and the Private Placement Warrants.)

The sale of the Insider Units, the Private Placement Warrants and the IPO Units generated gross proceeds of $56,025,000.  A  portion of the proceeds from these transactions, including the IPO, were used to pay expenses incurred in connection with the offerings, including underwriting discounts, legal fees and expenses, printing and engraving expenses, accounting fees and expenses, and registration and listing fees.  The net proceeds (together with deferred offering expenses) of $52,200,000 were deposited into a trust account at JPMorgan Chase, London branch, maintained by Continental Stock Transfer & Trust Company acting as trustee.  On January 15, 2010, upon consummation of the Transaction, the proceeds of the trust account were released and used to pay part of the purchase price for our acquisition of a controlling interest in DAL and to redeem the shares of our ordinary shares owned by persons who voted against the Transaction.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, within the 90-day period preceding the filing date of this Report.  Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009, the end of the period covered by this Report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
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

This Report does not contain a report by management on internal control over financial reporting or an attestation report of our registered public accounting firm.  Under normal circumstances, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), we would be required to furnish a report by management on internal control over financial reporting, which must contain, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of the year, including a statement as to whether or not our internal control over financial reporting is effective.  However, in Compliance and Disclosure Interpretation No. 215.02 (the “CD&I”), dated April 24, 2009, the staff of the SEC (the “Staff”) acknowledged that in a the case of a reverse merger between an issuer and a private operating company, it might not always be possible to conduct an assessment of the private operating company’s (or for accounting purposes, the acquirer’s) internal control over financial reporting in the period between the consummation date of the reverse acquisition and the date of management’s assessment of internal control over financial reporting.  The Staff also recognized that in many of these transactions, such as those in which the legal acquiror is a non-operating public shell company, the internal controls of the legal acquiror may no longer exist as of the assessment date or its assets, liabilities, and operations may be insignificant when compared to the consolidated entity.  The Staff states that in such situations, it would not object if the surviving issuer were to exclude management’s assessment of internal control over financial reporting in the annual report covering the fiscal year in which the transaction was consummated.

Prior to the Transaction, Chardan 2008 was a blank check company formed for the purpose of acquiring an unidentified operating business and it had limited operations and no assets other than cash.  Following the Transaction, we now own DAL and its operating company subsidiaries.  Prior to the Transaction, none of DAL and its operating subsidiaries were required to file any periodic or other reports with the SEC, nor were they subject to the reporting requirements of Section 15(d) of the Exchange Act.  While the CD&I specifically states that management’s assessment of internal control over financial reporting is not required in the annual report covering the fiscal year in which the transaction is consummated, the same reasoning should apply in our case in which the Transaction occurred soon after the end of the fiscal year.

Management acknowledges its responsibility for establishing and maintaining adequate internal controls over financial reporting.  In order to comply with Section 404 of Sarbanes Oxley, management has begun the necessary system and process documentation and evaluation and will include its report on internal control over financial reporting in its future annual reports beginning with its annual report for the fiscal year ending December 31, 2010.

Changes in Internal Control over Financial Reporting

Other than changes in our internal control over financial reporting associated with the acquisition of DAL and its operating subsidiaries in connection with the Transaction, there has been no change in our internal control over financial reporting during the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jerry L. Hutter, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules.

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Conduct and Ethics for all employees and directors. This document is available in the Investor Relations – Corporate Governance section of our website (http://www.djspenterprises.com/), and was filed as an Exhibit to Amendment No. 1 to the Company’s Registration Statement on Form F-1, as filed with the SEC on August 4, 2008.  We also intend to disclose any waivers to or amendments of our Code of Conduct and Ethics for the benefit of our directors and executive officers on our website. We will provide a hard copy of our Code of Conduct and Ethics free of charge upon written request of a shareholder addressed to Secretary, DJSP Enterprises, Inc., 900 South Pine Island Road, Suite 400, Plantation, Florida 33324.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Chardan 2008’s principal independent accountant for 2009 and 2008 was Jewett, Schwartz, Wolfe & Associates.  DJS Processing Division and its combined affiliates’ principal independent accountant for 2009 and 2008 was McGladrey & Pullen, LLP, an independent registered public accounting firm.

Fees Incurred for Accountant Services – Chardan 2008

In 2008 and 2009, the fees billed by Jewett, Schwartz, Wolfe & Associates, Chardan 2008’s principal independent accountants were as follows:

	2009	2008
Audit Fees	$30,000	$15,000
Audit-Related Fees	15,000	17,500
Tax Fees	0	0
All Other Fees	0	0
	$45,000	$32,500

Audit fees represent fees for professional services related to the audit of Chardan 2008’s financial statements for the years ended December 31, 2008 and December 31, 2009 including review of certain reports on Form 20-F.

Audit-related fees for 2008 represent fees for professional services related to the filing of Chardan 2008’s registration statement with the SEC.   Audit-related fees for 2009 represent fees for professional services related to the filing of Chardan 2008’s proxy statement and other filings.

Fees Incurred for Accountant Services – DJS Processing Division

In 2008 and 2009, the fees billed by McGladrey & Pullen, LLP, DJS Processing Division and its combined affiliates’ principal independent accountants were as follows:

	2009	2008
Audit Fees	$190,000	$165,000
Audit-Related Fees	57,000	0
Tax Fees	0	0
All Other Fees	0	0
	$247,000	$165,000

Audit Fees represent professional services rendered for the audit of DJS Processing Division and its combined affiliates’ combined carve-out financial statements, the quarterly reviews and services provided by DJS Processing Division and its combined affiliates' principal independent accountant in connection with statutory and regulatory filings. Audit- Related Fees consist of services provided in connection with the Transaction.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors has adopted a policy regarding audit and non-audit services that may be provided by our independent accountants.  The policy sets forth the procedures and conditions pursuant to which services proposed to be performed by the independent accountants must be pre-approved.  The policy provides that the audit committee will consider whether services to be performed by the independent accountant are consistent with the SEC’s rules on auditor independence.  In particular, the policy expressly names all services the independent accountant may not perform and, in the case of other services, requires the audit committee to consider whether the independent auditor is the best positioned to provide the most effective and efficient service.

The policy provides that the audit committee will review and pre-approve annually, and periodically thereafter as required, the services proposed to be provided by the independent accountant in the categories of audit services, audit related services, tax services and all other services. In addition, the Audit Committee is to determine the appropriate ratio of audit, audit related and tax services to all other services. The Audit Committee has delegated to the chairman of the audit committee and, if he or she is unavailable, another member of the audit committee, authority to pre-approve audit and non-audit services proposed to be performed by the independent registered public accounting firm not previously approved by the audit committee.  Under the policy, the audit committee is to be informed on a timely basis of services actually rendered by the independent accountant, including those pre-approved by a member of the audit committee. Our Chief Financial Officer is to immediately report to the Chairman of the audit committee any breach of the policy.

The audit committee has pre-approved all engagements and fees paid to our independent accountants after the Transaction.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Each public shareholder who purchased shares of Chardan 2008 prior to the Transaction (except for the initial shareholders) was given the right to vote against the Transaction and elect to redeem his, her or its shares for their pro rata portion of the trust account.  The holders of 2,800 of the Company’s ordinary shares voted against the Transaction and redeemed their shares for a pro rata portion of the Company’s trust account, at an aggregate amount of $22,092.00.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Pursuant to Rule 5615(3) of the NASDAQ Marketplace Rules, because the Company was a Foreign Private Issuer, as defined in Exchange Act Rule 3b-4, the Company was permitted to follow its home country practice in lieu of certain NASDAQ Marketplace Rule requirements, to the extent not contrary to federal securities law.  However, as of the date of the closing of the Transaction, the Company is no longer considered a Foreign Private Issuer by NASDAQ.  Accordingly, the Company’s corporate governance practices do not materially differ from those followed by domestic companies under NASDAQ listing standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

DJS Processing Division and its Combined Affiliates
Audited Combined Carve-Out Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, December 31, 2008 and December 31, 2007

Chardan 2008 China Acquisition Corp.
Audited Financial Statements as of December 31, 2009 and 2008 and for the Year Ended December 31, 2009 and the period from February 19, 2008 (inception) to December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Member and Shareholder
DJS Processing Division and its Combined Affiliates

We have audited the accompanying combined carve-out balance sheets of DJS Processing Division and its Combined Affiliates (the “Company”) as of December 31, 2009 and 2008, and the related combined carve-out statements of income, changes in shareholder’s and member’s equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of DJS Processing Division and its Combined Affiliates as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The combined carve-out financial statements include the accounts of a division of an entity and the amounts included therein are based on significant estimates and judgments made by management. See Note 1 for further discussion.

/s/ McGladrey & Pullen, LLP

Orlando, Florida
April 1, 2010

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$763,387	$1,427,588
Accounts receivable
Related party
Client reimbursed costs	6,046,760	26,147,837
Fee income, net	15,636,734	9,604,603
Unbilled receivables	10,591,850	11,210,565
Total related party accounts receivable	32,275,344	46,963,005
Fee income receivable, net	798,350	2,202,690
Total accounts receivable	33,073,694	49,165,695
Prepaid expenses	87,314	46,939
Total current assets	33,924,395	50,640,222
Equipment and leasehold improvements, net (Note 3)	4,691,520	3,154,623
Total assets	$38,615,915	$53,794,845

LIABILITIES AND SHAREHOLDER'S AND MEMBER'S EQUITY
Current Liabilities
Accounts payable – client reimbursed costs	$6,046,760	$20,425,337
Accounts payable	1,505,861	742,601
Accrued compensation	1,863,436	2,207,094
Accrued expenses	1,200,650	976,643
Current portion of capital lease obligations (Notes 3 and 4)	191,786	217,095
Deferred revenue	225,063	263,900
Due to related party	—	25,035
Client trust account	239,310	—
Notes payable	2,307,221	—
Line of credit	10,656,250	—
Total current liabilities	24,236,337	24,857,705
Deferred Rent (Note 5)	1,097,726	959,323
Capital Lease Obligations, less current portion (Notes 3, and 4)	261,700	512,168
Total liabilities	25,595,763	26,329,196
Commitments and Contingencies (Notes 4, 5 and 7)
Shareholder's and Member's Equity
Common stock	1,000	1,000
Retained earnings	4,348,342	7,608,920
Member's equity	8,670,810	19,855,729
Total shareholder's and member's equity	13,020,152	27,465,649
Total liabilities and shareholder's and member's equity	$38,615,915	$53,794,845

The accompanying notes are an integral part of these combined carve-out financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT STATEMENTS OF INCOME
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Revenue:
Foreclosure and related services, related party	$243,938,523	$192,271,667	$112,823,033
Foreclosure and related services, third parties	5,109,500	2,857,800	987,075
Real estate owned liquidation services	11,220,824	4,073,234	1,690,241
Total Revenue:	260,268,847	199,202,701	115,500,349
Operating expenses:
Client reimbursed costs	139,059,336	92,319,306	47,613,198
Compensation related expenses	50,085,039	44,356,093	20,268,283
Direct operating and general and administrative expenses	25,435,754	19,078,472	8,668,430
Depreciation expense	1,123,564	594,156	277,926
Total operating expenses	215,703,693	156,348,027	76,827,837
Operating Income	44,565,154	42,854,674	38,672,512
Other Income	312	31,677	16,328
Net Income	$44,565,466	$42,886,351	$38,688,840

The  accompanying notes are an integral part of these combined carve-out financial statements

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of the Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT STATEMENTS OF CHANGES IN SHAREHOLDERS'S
AND MEMBER'S EQUITY
Years Ended December 31, 2009, 2008 and 2007

	Default Services, Inc.	Professional Title and Abstract Company of Florida, Inc.	DJS Processing Division	Combined
2007
Common stock, $1 par value Authorized and issued: Beginning and ending, 500 shares	$500	$500	$—	$1,000
Retained earnings (deficit)
Balance, beginning	(27,779)	1,680,395	—	1,652,616
Net income	1,160,100	5,893,796	—	7,053,896
Dividends	(1,075,000)	(1,557,827)	—	(2,632,827)
Balance, ending	57,321	6,016,364	—	6,073,685
Shareholder's and member's equity
Balance, beginning	—	—	3,378,295	3,378,295
Net income	—	—	31,634,944	31,634,944
Dividends	—	—	(15,943,165)	(15,943,165)
Balance, ending	—	—	19,070,074	19,070,074
	$57,821	$6,016,864	$19,070,074	$25,144,759
2008
Common stock, $1 par value Authorized and issued: Beginning and ending, 500 shares	$500	$500	$—	$1,000
Retained earnings (deficit)
Balance, beginning	57,321	6,016,364	—	6,073,685
Net income	2,594,180	4,643,198	—	7,237,378
Dividends	(2,665,023)	(3,037,120)	—	(5,702,143)
Balance, ending	(13,522)	7,622,442	—	7,608,920
Shareholder's and member's equity
Balance, beginning	—	—	19,070,074	19,070,074
Net income	—	—	35,648,973	35,648,973
Dividends	—	—	(34,863,318)	(34,863,318)
Balance, ending	—	—	19,855,729	19,855,729
	$(13,022)	$7,622,942	$19,855,729	$27,465,649
2009
Common stock, $1 par value Authorized and issued: Beginning and ending, 500 shares	$500	$500	$—	$1,000
Retained earnings (deficit)
Balance, beginning	(13,522)	7,622,442	—	7,608,920
Net income	9,817,232	7,130,910	—	16,948,142
Dividends	(9,728,495)	(10,480,225)	—	(20,208,720)
Balance, ending	75,215	4,273,127	—	4,348,342
Shareholder's and member's equity
Balance, beginning	—	—	19,855,729	19,855,729
Net income	—	—	27,617,324	27,617,324
Dividends	—	—	(38,802,243)	(38,802,243)
Balance, ending	—	—	8,670,810	8,670,810
	$75,715	$4,273,627	$8,670,810	$13,020,152

The accompanying notes are an integral part of these combined carve-out financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash Flows from Operating Activities
Net Income	$44,565,466	$42,886,351	$38,688,840
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,123,564	594,156	277,926
Loss on disposal of leasehold improvements	—	1,698,303	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – client reimbursed costs	20,101,077	(10,562,492)	(11,395,512)
Fee income receivable, net	(4,627,791)	(1,825,505)	(6,975,205)
Unbilled receivables	618,715	(2,983,101)	(8,227,464)
Prepaid expenses	(40,375)	255,246	(261,427)
Accounts payable – client reimbursed cost	(14,378,577)	10,100,142	8,208,412
Accounts payable	763,260	584,490	108,645
Accrued expenses	224,007	450,030	163,463
Accrued compensation	(343,658)	1,206,537	475,601
Client trust account	239,310	—	—
Deferred revenue	(38,837)	—	(166,703)
Deferred rent	138,403	959,323	—
Net cash provided by operating activities	48,344,564	43,363,480	20,896,576
Cash Flows from Investing Activities
Purchase of equipment and leasehold improvements	(2,652,098)	(2,274,184)	(1,301,523)
Net cash flow used for investing activities	(2,652,098)	(2,274,184)	(1,301,523)
Cash Flows from Financing Activities
Net advances from related party	(25,035)	12,152	6,305
Proceeds from line of credit	10,656,250	—	—
Proceeds from note payable	2,448,000	—	—
Principal payments on note payable	(140,779)
Principal payments on capital lease obligations	(284,140)	(87,165)	(116,489)
Distributions and dividends	(59,010,963)	(40,565,461)	(18,575,992)
Net cash flow used for financing activities	(46,356,667)	(40,640,474)	(18,686,176)
Net change in cash and cash equivalents	(664,201)	448,822	908,877
Cash and cash equivalents, beginning of year	1,427,588	978,766	69,889
Cash and cash equivalents, end of year	$763,387	$1,427,588	$978,766
Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$174,005	$55,952	$39,138
Supplemental Schedule of Noncash Investing Activities
Acquisition of property and equipment through capital lease obligations	$—	$448,304	$281,950

The accompanying notes are an integral part of these combined carve-out financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: DJS Processing Division (“the Processing Division”) is a division of The Law Offices of David J. Stern, P.A. (“the Law Firm”), which provides foreclosure, bankruptcy, eviction, litigation processing, and other related services to mortgage bankers, mortgage servicers, regional property owners and investor groups involved with real property in the state of Florida. Professional Title and Abstract Company of Florida, Inc. (“PTA”), an S corporation, provides title searches and examinations related to services provided by the Law Firm and defendant location services to third party processors engaged by the Law Firm. Default Servicing, Inc. (“DSI”), an S corporation, provides real estate owned (“REO”) liquidation related services including property inspection, valuation, eviction, broker assignment, and closing. The Processing Division, PTA and DSI perform real estate related services, are all 100% owned by one individual and are collectively referred to as “the Company.”

Basis of Financial Statement Presentation: These combined financial statements represent a “carve out” of the Processing Division of the Law Firm, and the accounts of PTA and DSI as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and activity are eliminated upon combination. In addition, assets and liabilities directly relating to the Company have been included in these combined carve-out financial statements.

Reclassifications: Certain reclassifications of 2008 and 2007 balances have been made to conform with classifications used in 2009.  These reclassifications had no effect on shareholder's and member's equity or reported net income.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income Recognition: Substantially all of the Processing Division’s and PTA’s revenues are generated from services rendered to the clients of the Law Firm. Receivables are generated from the Law Firm, the Processing Division’s only customer for foreclosure and related services, at the time the Law Firm bills its clients. DSI has additional clients for REO liquidation services.

The estimated average file processing time for all foreclosure files, except for those cases that are fully litigated, ranges from 220 to 240 days. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones. The Processing Division bills the Law Firm for services performed and recognizes revenue for services performed but not yet billed as unbilled receivables at the end of each reporting period.

Revenue related to all other types of services, other than foreclosure, is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services. Accounts receivable for title services is presented net of an allowance for estimated uncollectible accounts based on management’s experience and expectations.  The amount estimated as uncollectible is insignificant.

The per-file fee negotiated between the Processing Division and the Law Firm is based on negotiations between related parties. There can be no assurances that the per file fees or the level of profitability achieved would be the same if the fees had been negotiated between unrelated entities. See the discussion regarding expense allocations later in this Note 1.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are recorded at cost less accumulated depreciation. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation for equipment is provided using the straight-line method over the following estimated useful lives of the individual assets:

Years
Office equipment	3-5
Furniture and fixtures	5-7

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Client Reimbursed Costs: Certain costs incurred on behalf of clients are billed to and reimbursed by clients. The Company’s incurrence of these costs is included in operating expenses and reimbursements from clients are included in total revenue, in equal amounts, in the accompanying statements of income.

Cash and Cash Equivalents: The Company maintains its cash and cash equivalents in bank depository accounts which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents include short-term investments with original maturities of three months or less.

Basis for Expense Allocations: Management has allocated certain expenses of the Law Firm to the Company based on its estimate of expenses the Company would have incurred on a stand-alone basis; however, there can be no assurance that these expenses represent the expenses of the Company on a stand-alone basis or that the allocations are fully inclusive of the functions necessary to operate the Company on a stand-alone basis.  The amount of operating expenses allocated on a direct basis were approximately $34,500,000, $39,297,000, and $15,780,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  The following is a summary of the major expense categories not allocated on a direct basis totaling approximately $41,532,000, $27,732,000, and $13,435,000 for the years ended December 31, 2009, 2008 and 2007, respectively, and the methodology used to allocate such expenses.

•
Certain management personnel of the Law Firm are substantially involved with the Company’s operations. Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses are allocated to the Company based on the estimated percentage of time the executive officers spend on the Company’s business activities.

•
Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, are allocated based on the number of employees specifically assigned to the Company in relation to the total employees of the Law Firm (“the employee ratio method”).

•	Equipment lease expense is allocated based on the employee ratio method.

•	Certain facilities lease expenses are allocated based on the ratio of the Company’s employees utilizing such space to the total employees of the Law Firm.

•	Depreciation is the computed amount based on the equipment and leasehold improvements utilized by the Company.

•	Postage and delivery is allocated based on the employee ratio method.

•	Advertising, marketing and professional fees are allocated based on the estimated percentages that apply to the Company’s business activities.

•	All other general and administrative expenses were allocated based on the employee ratio method.

In the opinion of management, the preceding expense allocations are a reasonable basis for determining the costs associated with the carve-out Processing Division.

Income Taxes: The Law Firm, PTA and DSI are not subject to income taxes under the federal and state tax laws. Instead, the taxable income of these entities is passed through to the owner of the companies and is taxable to the owner on an individual level. Therefore, these financial statements do not reflect an allocation of federal and state income taxes. The Company adopted accounting standards relating to accounting for uncertainty in income taxes for the year ended December 31, 2009.  As a result of this adoption, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.  The Processing Division is included in the tax returns of the Law Firm while PTA and DSI are S Corporations whereby income is passed through to the shareholder for tax return purposes and is therefore not directly subject to income taxes.  With few exceptions, the Company is not subject to U.S. federal and state income tax examinations by tax authorities for years before December 31, 2006.

Fair Value: The Company has identified its cash and cash equivalents, accounts receivable, accounts payable, note payable, and line of credit balances as financial instruments.  Because of the short term nature of these financial instruments, the Company believes the carrying values approximate fair values.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies – (continued)

FASB Accounting Standards Codification: In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance concerning the organization of authoritative guidance under U.S. Generally Accepted Accounting Principles (“GAAP”). This new guidance created the FASB Accounting Standards Codification (“Codification”).  The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Company in its quarter ended September 30, 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s combined financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative.

Recently Issued Accounting Pronouncements:  In December 2007, FASB issued authoritative guidance on Business Combinations. This guidance, among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company is required to adopt the provisions of this guidance for all business combinations for which the acquisition date is on or after January 1, 2009. This standard changed the accounting treatment for business combinations on a prospective basis.

In September 2006, the FASB issued guidance on Accounting for Uncertainty in Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with guidance on Accounting for Income Taxes. The guidance on Accounting for Uncertainty in Income Taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. It also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of Accounting for Uncertainty in Income Taxes for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company elected this deferral and accordingly adopted the provisions of this guidance in its 2009 annual financial statements. Prior to adoption of this guidance, the Company continued to evaluate its uncertain tax positions and related income tax contingencies under guidance on Accounting for Contingencies, which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. The adoption of Accounting for Uncertainty in Income Taxes did not have a material impact on the Company’s combined carve-out financial statements.

In May 2009, the FASB updated its guidance on Subsequent Events. In particular, this guidance sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim periods ending after June 15, 2009. In February, 2010, the FASB amended the guidance to remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  The FASB believes these amendments remove potential conflicts with the SEC’s literature.  The Company has applied the provisions of this statement in the current reporting period. See Note 10 for information relating to any subsequent events.

Note 2. Related Party Transactions and Concentrations

The Company’s primary source of revenue is from a per-file fee arrangement with the Law Firm. Revenues from this arrangement account for approximately 81%, 79%, and 65% of total fee income for the years ended December 31, 2009, 2008 and 2007, respectively. Amounts due from the Law Firm for fees amounted to approximately $20,769,000 and $21,010,000, including amounts earned and unbilled of approximately $10,592,000 and $11,211,000 as of December 31, 2009 and 2008, respectively.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 2.   Related Party Transactions and Concentrations – (continued)

A significant percentage of files referred by the Law Firm came from a few customers, as follows:

	2009	2008	2007
Client A	30%	21%	14%
Client B	11%	18%	26%
Client C	10%	15%	18%
Client D	9%	11%	2%
Client E	7%	11%	8%
Total	67%	76%	68%

Note 3.   Equipment and Leasehold Improvements

Equipment and leasehold improvements as of December 31, 2009 and 2008 consist of the following:

	2009	2008
Office equipment	$2,863,827	$2,153,170
Furniture and fixtures	2,590,869	1,745,010
Leasehold improvements	545,875	354,813
	6,000,571	4,252,993
Accumulated depreciation	(1,309,051)	(1,098,370)
	$4,691,520	$3,154,623

The following equipment included in equipment and leasehold improvements was acquired under capital leases:

	2009	2008
Office equipment	$1,134,588	$1,134,588
Less accumulated amortization	(687,699)	(412,553)
Office equipment under capital leases, net	$446,889	$722,035

Office equipment includes equipment and leasehold improvements that were acquired under capital leases. Amortization of equipment acquired under capital leases is included in depreciation expense. The equipment and the related liability under the capital leases were recorded based on the present value of future payments due under the leases, at implied discount rates based on the fair market value of the related office equipment.

Certain obligations of the Law Firm were secured by the Company’s equipment at December 31, 2009.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 4. Capital Lease Obligations

The following is a schedule by years of the future minimum lease payments the Company is obligated under, through the Law Firm, of capital leases together with the present value of the net minimum lease payments as of December 31, 2009:

Years Ending December 31,	Amount
2010	$191,786
2011	181,701
2012	122,099
2013	70,518
Total minimum lease payments	566,104
Less amount representing interest (effective rates from 5.8% to 13.5%)	112,618
Present value of the net minimum lease payments	453,486
Current portion of capital lease obligations	191,786
Capital lease obligations, net of current portion	$261,700

Note 5.  Operating Lease Commitments

The Company is obligated, through the Law Firm, for leases of office space under noncancellable operating lease agreements which expire at times ranging from September 2012 through October 2018.

The total minimum rental commitments as of December 31, 2009, under the leases are as follows:

Years Ending December 31,	Amount
2010	$2,711,228
2011	2,913,627
2012	2,981,483
2013	3,023,025
2014	3,113,865
Thereafter	2,507,525
$17,250,753

Rent expense is recognized on a straight line basis over the terms of the leases based on the aggregate amount of payments due over the lease terms. Amounts expensed in excess of actual payments due to rent holidays and acceleration clauses are presented as deferred rent on the accompanying combined balance sheets. The total rental expense included in the combined carve-out statements of income for the years ended December 31, 2009, 2008 and 2007, is approximately $2,113,000, $2,145,000 and $1,019,000, respectively.

Note 6. Employee Benefit Plan

The Law Firm offers a 401k plan for its employees, who become eligible to participate after three months of employment and can enroll at the beginning of the first calendar quarter thereafter. Employees may contribute up to 100% of their eligible pay, subject to statutory limits. After one year of employment and at the beginning of the first calendar quarter thereafter, employees are eligible to receive discretionary matching contributions of up to 4% of eligible compensation, and, if the employee has also completed 1,000 hours of service for the applicable plan year, discretionary profit sharing contributions. Employees vest in employer matching and profit-sharing contributions over six years. Included in the combined carve-out financial statements are contributions to the plan of approximately $50,000, $53,000 and $19,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS
Note 7. Contingencies

The Company is subject to legal claims in the ordinary course of business. In the opinion of management, the amount of potential liability, if any, is not likely to have a material adverse effect on the Company’s business, financial condition, results of operations or liquidity. However, as the outcome of any pending or threatened litigation or other legal claims is difficult to predict, significant changes in the Company’s exposure could occur.

Note 8. Notes Payable

The Company, through the Law Firm, has notes payable to a financial institution in the amount of $2,307,221, which are collateralized by personal property with a net book value of approximately $3.6 million as of December 31, 2009. The terms of the notes call for monthly installment payments of $56,283, including interest at an annual fixed rate from 5.46% to 5.98%.  The notes were repaid in full on January 15, 2010.

Note 9. Line of Credit

• The Company, through the Law Firm,  has a line of credit from a bank with maximum available borrowings in the amount of $20,000,000.  The line bears interest equal to the BBA LIBOR Rate (adjusted periodically) (0.23% per annum at December 31, 2009) plus one hundred seventy-five (175) basis points as of December 31, 2009.  As of December 31, 2009, there was $10,656,250 outstanding under the line of credit with a maturity date of June 30, 2010.  This agreement is a continuing agreement and remains in full force and effect until such time as the bank specifically consents to its revocation in writing, notwithstanding the full repayment of the indebtedness under the line of credit and, should an obligation constituting indebtedness due to the bank under the line of credit arise after any full repayment, the line of credit agreement shall immediately, in all respects, become effective with respect to any such new indebtedness, without the necessity of any further acts of writing between the Company and the bank.

Note 10. Subsequent Event

On January 15, 2010, the Company completed a business combination with DJSP Enterprises, Inc. (formerly known as Chardan 2008 China Acquisition Corp.).  As a result of this transaction, DJSP Enterprises, Inc. obtained a controlling interest in the Company, and the combined company is traded on the NASDAQ under the symbols DJSP, DJSPU and DJSPW. The notes payable to a financial institution in the amount of $2,307,221 and the line of credit of $10,656,250 as of December 31, 2009 were repaid in full on January 15, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chardan 2008 China Acquisition Corp.

We have audited the accompanying balance sheets of Chardan 2008 China Acquisition Corp.  as of December 31, 2009 and 2008 and the related statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2009 and for the period from February 19, 2008 (inception) through December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chardan 2008 China Acquisition Corp. as of December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2009 and for the period from February 19, 2008 (inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ JEWETT, SCHWARTZ, WOLFE & ASSOCIATES

Hollywood, Florida
March 16, 2010

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
BALANCE SHEETS
December 31, 2009 and 2008

ASSETS
	December 31,	December 31,
	2009	2008
	(Audited)	(Audited)
Current assets:
Cash	$23,474	$45,413
Deferred acquisition costs	1,363,702	-
Total current assets	1,387,176	45,413

Restricted cash equivalents held in trust account	54,302,189	54,564,894

Total assets	$55,689,365	$54,610,307

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts Payable	$1,401,302	$-
Loans from related parties	125,399	9,854
Total current liabilities	1,526,701	9,854

Long term liabilities:
Deferred underwriting discounts, net of $770,000 subject to
forfeiture in the event of possible conversion	1,430,000	1,430,000

Total liabilities	2,956,701	1,439,854

Commitments and contingencies

Ordinary shares, subject to conversion (2,406,249 shares at
conversion value of $7.89 per share)	18,985,305	18,985,305

Stockholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none
issued and outstanding	-	-
Common stock, $0.0001 par value, 60,000,000 shares authorized,
9,166,666 shares issued and outstanding, respectively	917	917
Additional paid in capital	34,253,135	34,244,020
Accumulated deficit	(506,693)	(59,789)
Total stockholders’ equity	33,747,359	34,185,148

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$55,689,365	$54,610,307

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2009 and the Period from February 18, 2008 (Inception) to December 31, 2008

		Period February 19,
	For the Year Ended	2008 (Date of Inception) Through
	December 31, 2009	December 31, 2008

REVENUE	$-	$-

COST OF SALES	-	-
GROSS PROFIT	-	-

OPERATING EXPENSES:
Selling, general, and administrative	489,199	544,683
Total operating expenses	489,199	544,683

OTHER INCOME (EXPENSE):
Other expense	(4,990)	-
Interest income	47,286	484,894
Net other income	42,295	484,894

LOSS BEFORE INCOME TAXES	(446,904)	(59,789)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(446,904)	$(59,789)

NET LOSS PER SHARE:
Basic and Diluted	$(0.05)

WEIGHTED-AVERAGE SHARES
Basic and Diluted	9,166,666

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Year Ended December 31, 2009 and the Period from February 18, 2008 (Inception) to December 31, 2008

	Common Stock $.0001 par		Additional	Accumulated	Shareholders'
	Shares	Par Value	Paid in Capital	Deficit	Equity

Beginning Balance at February 18, 2008	-	-	-	-	-

Initial Offering	2,291,666	229	24,771	-	25,000

Sale of common stock	6,875,000	688	33,219,249		33,219,937

Purchase of warrants	-	-	1,000,000	-	1,000,000

Net loss	-	-	-	(59,789)	(59,789)
Ending Balance at December 31, 2008	9,166,666	$917	$34,244,020	$(59,789)	$34,185,148

	Common Stock $.0001 par		Additional	Accumulated	Shareholders'
	Shares	Par Value	Paid in Capital	Deficit	Equity

Beginning Balance at January 1, 2009	9,166,666	$917	$34,244,020	$(59,789)	$34,185,148

Additional capital	-	-	9,115	-	9,115

Net loss	-	-	-	(446,904)	(446,904)
Ending Balance at December 31, 2009	9,166,666	$917	$34,253,135	$(506,693)	$33,747,359

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2009 and the Period from February 18, 2008 (Inception) to December 31, 2008

		For the Period From
		February 19, 2008
		(inception) to
	December 31,	December 31,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(446,904)	$(59,789)
Adjustments to reconcile net loss to net cash used in operating activities:
Prepaid expenses	(1,363,702)	-
Accounts payable	1,397,988	-
Net cash used in operating activities	(412,618)	(59,789)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from T-Bills held in trust account	262,705	(54,564,894)
Net cash provided by investing activities	262,705	(54,564,894)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	-	53,230,242
Proceeds from deferred financing costs	-	1,430,000
Costs associated with issuance of stock	12,429	-
Net proceeds from related parties	115,545	9,854
Net cash provided by financing activities	127,974	54,670,096

NET CHANGE IN CASH AND CASH EQUIVALENTS	(21,939)	45,413
BEGINNING OF PERIOD	45,413	-
END OF PERIOD	$23,474	$45,413

Supplementary disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes to financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

NOTE 1 –NATURE OF BUSINESS

Chardan 2008 China Acquisition Corp. (the Company) is a newly organized British Virgin Islands (“BVI”) business company with limited liability.  The Company is a blank check company formed for the purpose of acquiring, engaging in a merger, share capital exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination of an unidentified operating business.  The Company intends to focus on identifying a prospective target business having its primary operations in the People’s Republic of China.  Efforts in identifying a prospective target business will not be limited to a particular industry within China.  The Company engaged in preliminary discussions with several potential targets, but it does not have any specific merger, share capital exchange, contractual control arrangement, asset acquisition or other business combination under consideration.

At December 31, 2009, the Company had not commenced any operations or generated revenue. All activity through December 31, 2009 relates to the Company’s inception, capital raising, the initial public offering described below and efforts to complete a business combination with DJSP Acquisition LLC (“DAL”). Following such initial public offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents, held in a trust account, from the proceeds of such offering. At December 31, 2009, in preparation for the closing of the transaction, the Company held $54,302,189 in cash. These funds have been deposited in a trust account held by JP Morgan Chase’s London branch, and maintained by Continental Stock Transfer & Trust Company, acting as trustee.

Pursuant to the Company’s amended and restated memorandum and articles of association and applicable provisions of BVI law, the Company will promptly liquidate the trust account and distribute to our public shareholders all of the funds (net of taxes owed) held in it as of the date of  our voluntary liquidation if we:

(a)	Do not effect a business combination within 18 months after consummation of the offering, or
(b)
Do not effect a business combination within 30 months from the consummation of the offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of the offering and the business combination has not yet been consummated within such 18 month period, or

(c)	Do not effect a business combination within 36 months from the consummation of the offering if the extended period is approved by our shareholders.

NOTE 2 - BASIS OF PRESENTATION

The accompanying financial statements are presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the accounting rules and disclosure regulations of the Securities and Exchange Commission (SEC).

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  Actual results will differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Development Stage Company

The Company complies with the reporting requirements issued from FASB for Accounting and Reporting by Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

Restricted cash

In accordance with Accounting Review Board (ARB) No. 43, Chapter 3A “Current Assets and Current Liabilities,” cash which is restricted as to withdrawal is considered a noncurrent asset.  Restricted cash consists of funds held in trust until provisions for release have been met.  As of December 31, 2009, the Company has approximately $54,302,000 held in cash that are subject to such restrictions.

Deferred acquisition costs

Costs related to proposed acquisition costs are capitalized.  Should an acquisition not occur, all related costs will be expensed.  As of December 31, 2009, $1,363,702 of costs related to legal fees, accounting fees, financial due diligence and other ancillary costs related to the closing of the transaction have been incurred.

Accrued Interest

As of December 31, 2009, there is no accrued interest.

Income taxes

The Company accounts for income taxes under the liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

Income (loss) per share

The Company complies with accounting and disclosure requirements as defined in the FASB issued guidance for Earnings Per Share. Basic net income/loss per common share is computed by dividing net income/loss applicable to common stock by the weighted average number of common shares outstanding for the period. Income/loss per share of common stock, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the Company, except where the results would be antidilutive. The Company uses the treasury stock method to calculate potentially dilutive shares, as if they were converted into common stock at the beginning of the period.

Concentration of credit risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.  The Company maintains accounts with financial institutions, which may exceed the insured Federal Deposit Insurance Corporation limit of $250,000 in the future.  The Company minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institutions.

Fair value of financial instrument

The fair value of the Company’s other current assets and accrued expenses, which qualify as financial instruments under guidance by FASB for Disclosures About Fair Value of Financial Instruments, approximates the carrying amounts represented in the accompanying balance sheet.

Foreign currency translation:

The Company’s reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

As defined in the FASB issued guidance for Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholder’s equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Recent accounting pronouncements

The Financial Accounting Standards Board (the “FASB”) has codified a single source of U.S. Generally Accepted Accounting Principles (GAAP), the Accounting Standards Codification™. Unless needed to clarify a point to readers, we will refrain from citing specific section references when discussing application of accounting principles or addressing new or pending accounting rule changes. There are no recently issued accounting standards that are expected to have a material effect on our financial condition, results of operations or cash flows.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s financial statements.

NOTE 4 - UNITED STATES TREASURIES

Since the closing of the Offering, an amount equal to approximately 98.7% of the gross proceeds has been held in the Trust Account. The Trust Account may be invested in U.S. “government securities,” defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred and eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of its first business combination or (ii) the distribution of the Trust Account as described below. The proceeds in the Trust Account includes $2,200,000 of the gross proceeds representing deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination.

 Investment securities in the Company’s Trust Account consist of direct U.S. Treasury Bills. The Company classifies its U.S. Treasury bills as held-to-maturity as defined in the FASB issued guidance for Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. Any dividend and interest income, including any amortization of the premium and discount arising at acquisition shall continue to be included in earnings. Realized gains and losses for securities classified as either held-to-maturity also shall continue to be reported in earnings. The Company’s investment in the U.S. Treasury Bills is recorded at cost.  There were no holdings as of December 31, 2009.

The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at December 31, 2009 were as follows:

Held-to-maturity:	Carry Amount	Gross unrealized holding gains	Fair value
U.S. Treasury securities	-	-	-

NOTE 5 - ACCOUNTS PAYABLE

As of December 31, 2009, there was $1,401,302 of accounts payable primarily related to invoices associated with the closing of the business combination as well as on-going operational costs owed to third parties.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

NOTE 6 - EQUITY

On March 12, 2008, the Company entered into an agreement to issue 2,291,666 insider units at a purchase price of $.01091 per unit, for total proceeds of $25,000.  Each unit consists of one share of common stock and one warrant.  These units have been issued and proceeds have been received.  Accordingly, the Company presented these units as issued on the Statement of Shareholders’ Equity and Balance Sheet as of December 31, 2009.

The Company calculated the fair value of the warrants by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 30.87%; risk-free interest rate of 2.5% and an expected life of four years.  Based on the assumptions above, no value was assigned to these warrants at the date of issuance.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS
NOTE 7 - AGREEMENTS

The Company has entered into an agreement to pay a monthly fee of $7,500 to a related entity for general and administrative services.  This agreement commenced on August 11, 2008 and will continue until the consummation of a business combination, 30 months from August 11, 2008, or the date on which the Company ceases its corporate existence, whichever occurs first.

NOTE 8 – LOANS FROM RELATED PARTIES

As of December 31, 2009, loans from related parties totaled $125,399 which represents monies lent from Royale Holdings, Chardan Capital and Chardan Capital Markets. This money was lent to cover operational costs of the Company that could not be covered entirely by interest earned on the Trust Account.

NOTE 9 – SUBSEQUENT EVENTS

On December 10, 2009, the Company entered into a material definitive agreement to enter into a business combination with DAL Group, LLC (“DAL”), which, following the closing, is one of the largest providers of mortgage processing services in Florida. At the closing of the business combination with Chardan, DAL owned 100% of the business and operations of Default Servicing, Inc. and Professional Title & Abstract Company of Florida and the non-legal operations supporting the foreclosure and other legal proceedings handled by the Law Offices of David J. Stern, P.A.

On January 11, 2010, the Company’s shareholders approved the acquisition of a controlling interest in DAL at a meeting that took place that day at the offices of Company’s lawyers in New York City and that the acquisition and all proposals presented at the meeting were approved with fewer than 0.5% of outstanding public shares electing to redeem their shares.

On January 15, 2010, the Company completed the business combination between itself and DAL.  As a result, the combined Company began trading on the NASDAQ under the symbols DJSP, DJSPU, and DJSPW on Tuesday, January 19, 2010.  The transaction was recorded as a reverse acquisition.

We evaluated events occurring between the end of our fiscal year, December 31, 2009 and March 16, 2010 when the financial statements were issued.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1
Second Amended and Restated Memorandum and Articles of Association of DJSP Enterprises, Inc.  (incorporated herein by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.1
Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-164907), as filed with the Securities and Exchange Commission on March 26, 2010).

2.2
Specimen Unit Certificate (incorporated herein by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-164907), as filed with the Securities and Exchange Commission on March 26, 2010).

2.3
Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-164907), as filed with the Securities and Exchange Commission on March 26, 2010).

2.4
Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.5
Form of Registration Rights Agreement by and among the Company and the existing shareholders (incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.6	Amendment to Registration Rights Agreement, dated as of January 15, 2010, by and among the Company and certain existing shareholders signatory thereto.*
2.7
Private Placement Registration Rights Agreement, dated as of December 22, 2009, by and between the Company and certain investors signatory thereto (incorporated herein by reference to Exhibit 4.4 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.8
Transaction Registration Rights Agreement, dated as of January 15, 2010, by and between the Company and certain investors signatory thereto (incorporated herein by reference to Exhibit 4.5 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.9
Form of Unit Purchase Option to be granted to the underwriters (incorporated herein by reference to Exhibit 4.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.10
Form of Securities Escrow Agreement by and among Continental Stock Transfer & Trust Company, the Company, and existing shareholders signatory thereto (incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.11
Form of Private Placement Warrant Escrow Agreement by and among Continental Stock Transfer & Trust Company, the Company, and the purchasers of the private placement warrants (incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

Exhibit No.	Description
2.12
Amendment to Private Placement Warrant Escrow Agreement, dated as of January 15, 2020, by and among Continental Stock Transfer & Trust Company, the Company, and certain purchasers of the private placement warrants.*

2.13
Escrow Agreement, dated January 15, 2010, by and among DAL Group, LLC, the Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., the Company, and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.14
Form of Warrant Purchase Agreement by and between the Company and the purchasers of the private placement warrants (incorporated herein by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.15
Form of Warrant Sale Agreement, dated as of January 15, 2010, by and among the Company, certain of its existing shareholders signatory thereto, the agent for the existing shareholders, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., and Default Servicing, Inc. (incorporated herein by reference to Exhibit 4.11 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.16
Form of Letter Agreement by and between the Company, Kerry Propper and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.17
Form of Letter Agreement by and between the Company, Xiaosong Zhong and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.18
Form of Letter Agreement by and between the Company, Li Gong and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.19
Form of Letter Agreement by and between the Company, Li Zhang and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.20
Form of Letter Agreement by and between the Company, Dr. Jianjun Shi and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.21
Form of Letter Agreement by and between the Company, Steve Urbach and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.22
Form of Letter Agreement by and between the Company, Jonas Grossman and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

Exhibit No.	Description
2.23
Form of Letter Agreement by and between the Company, George Kaufman and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.24
Form of Letter Agreement by and between the Company, Todd Gold and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.25
Form of Letter Agreement by and between the Company, Jiangnan Huang and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.5 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.26
Form of Letter Agreement by and between the Company, Royale Holdings and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.6 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.27
Form of Letter Agreement by and between the Company, Dr. Richard D. Propper and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.7 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.28
Form of Letter Agreement by and between the Company, Paula Beharry and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.8 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.29
Form of Letter Agreement by and between the Company, Daniel Beharry and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.9 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.30
Form of Letter Agreement by and between the Company, Li Ping He, as custodian for Tiffany He under the California Uniform Transfers to Minors Act and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.10 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.31
Form of Letter Agreement by and between the Company, Carman Ramirez and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.11 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.32
Form of Letter Agreement by and between the Company, Edward Carter and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.12 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.33
Form of Letter Agreement by and between the Company, Ida Carter and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.13 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.34
Form of Senior Term Note (incorporated herein by reference to Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.35
Senior Loan, Security and Pledge Agreement, dated as of January 15, 2010, by and among DAL Group, LLC and the lenders listed on Schedule 1 thereto (incorporated herein by reference to Exhibit 4.13 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

Exhibit No.	Description
2.36
Subordination and Intercreditor Agreement, dated as of January 15, 2010, by and among Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., David J. Stern, and the lenders listed on Schedule 1 thereto (incorporated herein by reference to Exhibit 4.14 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.37
Form of Senior Security Agreements of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.38
Form of Senior Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.16 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.39
Form of Stern Deferral Note (incorporated herein by reference to Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.40
Loan, Security, and Pledge Agreement, dated as of January 15, 2010, by and among DAL Group, LLC, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., and Default Servicing, Inc. (incorporated herein by reference to Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.41
Form of Security Agreements of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.42
Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.43	Loan Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC.*
2.44	Security Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC.*
2.45
General Subordination and Assignment, dated as of March 18, 2010, by and among DAL Group LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, Chardan Capital Markets, LLC, Kerry Propper, Chardan Capital LLC,  Law Offices of David J. Stern, P.A., Stern Holding Company - PT, Inc. and Stern Holding Company - DS, Inc.*

2.46	Form of Security Agreements by and between Bank of America, N. A. and each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC.*
2.47	Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC. To Bank of America, N. A.*

Exhibit No.	Description
3.1
Voting Agreement, dated as of January 15, 2010, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., FlatWorld DAL LLC, Jeffrey A. Valenty, Nagina Partners LLC, certain shareholders of the Company signatory thereto, and the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.1
Master Acquisition Agreement dated as of December 10, 2009, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL Group, LLC, and the Company (incorporated herein by reference to Annex C to the Company’s Proxy Statement, filed under cover of Form 6-K (File No. 001-34149, Film No. 091262797), as filed with the Securities and Exchange Commission on December 29, 2009).

4.2
Contribution and Membership Interest Purchase Agreement by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL Group, LLC, and the Company (incorporated herein by reference to Exhibit 4.2 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.3
Employment Agreement of David J. Stern, dated as of January 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, the Company, and David J. Stern (incorporated herein by reference to Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.4	Stern Confidentiality and Noncompetition Agreement, dated as of January 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, the Company, and David J. Stern.*
4.5
Employment Agreement of Kumar Gursahaney, dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney.*

4.6
Gursahaney Confidentiality and Noncompetition Agreement dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney.*

4.7
Employment Agreement of Matthew S. Kayton, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton.*

4.8
Kayton Confidentiality and Noncompetition Agreement, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton.*

4.9
2009 Equity Incentive Plan, effective January 11, 2010 (incorporated herein by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.10	Services Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.**
4.11
FlatWorld Services Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and FlatWorld Consulting LLC (incorporated herein by reference to Exhibit 4.9 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.12
Consulting Services Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.10 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

Exhibit No.	Description
4.13	DAL Group, LLC Tax Indemnification Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company.*
4.14
Stern Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DAL Group, LLC and the Company.*

4.15	FlatWorld Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among Raj Gupta, Jeffrey Valenty, FlatWorld DAL LLC, DAL Group, LLC and the Company.*
4.16
Transferred Employees Payroll and Benefits Transition and Reimbursement Agreement, dated as of January 15, 2010, by and among Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC.*

4.17
Law Offices of David J. Stern, P.A. 401(k) Plan Cost-Sharing Agreement, dated as of January 19, 2010, by and among Law Offices of David J. Stern, P.A., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC.*

4.18	Facilities Sharing Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.*
4.19
Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (incorporated herein by reference to Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.20	First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010.*
4.21
Form of Non-Employee Director Nonqualified Share Option Agreement (incorporated herein by reference to Exhibit 4.22 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.22
Form of Nonqualified Share Option Agreement - Employees (incorporated herein by reference to Exhibit 4.23 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.23	Form of Nonqualified Share Option Agreement – Consultants.*
4.24	Form of Director Hold Harmless Indemnification Agreement.*
4.25	Form of Officer Hold Harmless Indemnification Agreement.*
4.26	Security Agreement, dated as of March 18, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.*
8.1	List of Subsidiaries.*
11.1
Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).
12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.
**
Filed herewith.  Portions of this exhibit have been omitted pursuant to the Company’s request to the Secretary of the Securities and Exchange Commission for confidential treatment, pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

The Company will furnish, upon request, other long-term debt instruments, under which the total amount of securities authorized does not exceed 10% of the Company’s assets.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

DJSP ENTERPRISES, INC.

Date : April 1, 2010	By:	/s/ Kumar Gursahaney
Name : Kumar Gursahan
Title : Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1
Second Amended and Restated Memorandum and Articles of Association of DJSP Enterprises, Inc.  (incorporated herein by reference to Exhibit 1.1 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.1
Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-164907), as filed with the Securities and Exchange Commission on March 26, 2010).

2.2
Specimen Unit Certificate (incorporated herein by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-164907), as filed with the Securities and Exchange Commission on March 26, 2010).

2.3
Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-164907), as filed with the Securities and Exchange Commission on March 26, 2010).

2.4
Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.5
Form of Registration Rights Agreement by and among the Company and the existing shareholders (incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.6	Amendment to Registration Rights Agreement, dated as of January 15, 2010, by and among the Company and certain existing shareholders signatory thereto.*
2.7
Private Placement Registration Rights Agreement, dated as of December 22, 2009, by and between the Company and certain investors signatory thereto (incorporated herein by reference to Exhibit 4.4 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.8
Transaction Registration Rights Agreement, dated as of January 15, 2010, by and between the Company and certain investors signatory thereto (incorporated herein by reference to Exhibit 4.5 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.9
Form of Unit Purchase Option to be granted to the underwriters (incorporated herein by reference to Exhibit 4.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.10
Form of Securities Escrow Agreement by and among Continental Stock Transfer & Trust Company, the Company, and existing shareholders signatory thereto (incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.11
Form of Private Placement Warrant Escrow Agreement by and among Continental Stock Transfer & Trust Company, the Company, and the purchasers of the private placement warrants (incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

Exhibit No.	Description
2.12
Amendment to Private Placement Warrant Escrow Agreement, dated as of January 15, 2020, by and among Continental Stock Transfer & Trust Company, the Company, and certain purchasers of the private placement warrants.*

2.13
Escrow Agreement, dated January 15, 2010, by and among DAL Group, LLC, the Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., the Company, and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.14
Form of Warrant Purchase Agreement by and between the Company and the purchasers of the private placement warrants (incorporated herein by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.15
Form of Warrant Sale Agreement, dated as of January 15, 2010, by and among the Company, certain of its existing shareholders signatory thereto, the agent for the existing shareholders, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., and Default Servicing, Inc. (incorporated herein by reference to Exhibit 4.11 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.16
Form of Letter Agreement by and between the Company, Kerry Propper and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.17
Form of Letter Agreement by and between the Company, Xiaosong Zhong and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.18
Form of Letter Agreement by and between the Company, Li Gong and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.19
Form of Letter Agreement by and between the Company, Li Zhang and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.20
Form of Letter Agreement by and between the Company, Dr. Jianjun Shi and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.21
Form of Letter Agreement by and between the Company, Steve Urbach and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.22
Form of Letter Agreement by and between the Company, Jonas Grossman and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

Exhibit No.	Description
2.23
Form of Letter Agreement by and between the Company, George Kaufman and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.3 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.24
Form of Letter Agreement by and between the Company, Todd Gold and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.25
Form of Letter Agreement by and between the Company, Jiangnan Huang and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.5 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.26
Form of Letter Agreement by and between the Company, Royale Holdings and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.6 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.27
Form of Letter Agreement by and between the Company, Dr. Richard D. Propper and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.7 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.28
Form of Letter Agreement by and between the Company, Paula Beharry and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.8 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.29
Form of Letter Agreement by and between the Company, Daniel Beharry and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.9 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.30
Form of Letter Agreement by and between the Company, Li Ping He, as custodian for Tiffany He under the California Uniform Transfers to Minors Act and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.10 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.31
Form of Letter Agreement by and between the Company, Carman Ramirez and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.11 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.32
Form of Letter Agreement by and between the Company, Edward Carter and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.12 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.33
Form of Letter Agreement by and between the Company, Ida Carter and the representatives of the underwriters (incorporated herein by reference to Exhibit 10.11.13 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

2.34
Form of Senior Term Note (incorporated herein by reference to Exhibit 4.12 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.35
Senior Loan, Security and Pledge Agreement, dated as of January 15, 2010, by and among DAL Group, LLC and the lenders listed on Schedule 1 thereto (incorporated herein by reference to Exhibit 4.13 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

Exhibit No.	Description
2.36
Subordination and Intercreditor Agreement, dated as of January 15, 2010, by and among Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., David J. Stern, and the lenders listed on Schedule 1 thereto (incorporated herein by reference to Exhibit 4.14 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.37
Form of Senior Security Agreements of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.15 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.38
Form of Senior Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.16 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.39
Form of Stern Deferral Note (incorporated herein by reference to Exhibit 4.17 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.40
Loan, Security, and Pledge Agreement, dated as of January 15, 2010, by and among DAL Group, LLC, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., and Default Servicing, Inc. (incorporated herein by reference to Exhibit 4.18 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.41
Form of Security Agreements of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.19 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.42
Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.20 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

2.43	Loan Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC.*
2.44	Security Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC.*
2.45
General Subordination and Assignment, dated as of March 18, 2010, by and among DAL Group LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, Chardan Capital Markets, LLC, Kerry Propper, Chardan Capital LLC,  Law Offices of David J. Stern, P.A., Stern Holding Company - PT, Inc. and Stern Holding Company - DS, Inc.*

2.46	Form of Security Agreements by and between Bank of America, N. A. and each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC.*
2.47	Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC. To Bank of America, N. A.*

Exhibit No.	Description
3.1
Voting Agreement, dated as of January 15, 2010, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., FlatWorld DAL LLC, Jeffrey A. Valenty, Nagina Partners LLC, certain shareholders of the Company signatory thereto, and the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.1
Master Acquisition Agreement dated as of December 10, 2009, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL Group, LLC, and the Company (incorporated herein by reference to Annex C to the Company’s Proxy Statement, filed under cover of Form 6-K (File No. 001-34149, Film No. 091262797), as filed with the Securities and Exchange Commission on December 29, 2009).

4.2
Contribution and Membership Interest Purchase Agreement by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL Group, LLC, and the Company (incorporated herein by reference to Exhibit 4.2 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.3
Employment Agreement of David J. Stern, dated as of January 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, the Company, and David J. Stern (incorporated herein by reference to Exhibit 4.7 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.4	Stern Confidentiality and Noncompetition Agreement, dated as of January 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, the Company, and David J. Stern.*
4.5
Employment Agreement of Kumar Gursahaney, dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney.*

4.6
Gursahaney Confidentiality and Noncompetition Agreement dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney.*

4.7
Employment Agreement of Matthew S. Kayton, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton.*

4.8
Kayton Confidentiality and Noncompetition Agreement, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton.*

4.9
2009 Equity Incentive Plan, effective January 11, 2010 (incorporated herein by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.10	Services Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.**
4.11
FlatWorld Services Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and FlatWorld Consulting LLC (incorporated herein by reference to Exhibit 4.9 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.12
Consulting Services Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.10 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

Exhibit No.	Description
4.13	DAL Group, LLC Tax Indemnification Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company.*
4.14
Stern Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DAL Group, LLC and the Company.*

4.15	FlatWorld Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among Raj Gupta, Jeffrey Valenty, FlatWorld DAL LLC, DAL Group, LLC and the Company.*
4.16
Transferred Employees Payroll and Benefits Transition and Reimbursement Agreement, dated as of January 15, 2010, by and among Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC.*

4.17
Law Offices of David J. Stern, P.A. 401(k) Plan Cost-Sharing Agreement, dated as of January 19, 2010, by and among Law Offices of David J. Stern, P.A., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC.*

4.18	Facilities Sharing Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.*
4.19
Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (incorporated herein by reference to Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.20	First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010.*
4.21
Form of Non-Employee Director Nonqualified Share Option Agreement (incorporated herein by reference to Exhibit 4.22 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.22
Form of Nonqualified Share Option Agreement - Employees (incorporated herein by reference to Exhibit 4.23 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.23	Form of Nonqualified Share Option Agreement – Consultants.*
4.24	Form of Director Hold Harmless Indemnification Agreement.*
4.25	Form of Officer Hold Harmless Indemnification Agreement.*
4.26	Security Agreement, dated as of March 18, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.*
8.1	List of Subsidiaries.*
11.1
Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).
12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.
**
Filed herewith.  Portions of this exhibit have been omitted pursuant to the Company’s request to the Secretary of the Securities and Exchange Commission for confidential treatment, pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.