Form 20-F/A
period 2009-12-31
DJSP Enterprises, Inc.
filed 2010-04-26
CIK 1436612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 (Mark one)
FORM 20-F/A
(Amendment No. 1)

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

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes	☐ No

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the annual report of DJSP Enterprises, Inc. (the "Company") on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission (“SEC”) on April 2, 2010 (the “Annual Report”).  The purpose of this Amendment is to respond to comments made by the SEC during their review of the Annual Report and the Company’s registration statement on Form F-1 as filed with the SEC on February 16, 2010, as follows:

•	Item 3. Key Information: The Company has revised its disclosure in section D. Risk Factors, including the first and fourth risk factors on page 1 .

•
Item 5. Operating and Financial Review and Prospects: The Company has revised its disclosure to, among other things, reflect segment reporting in the Company’s financial statements and changes to the Unaudited Pro Forma Condensed Combined Financial Statements.

•
Item 15. Controls and Procedures: The Company has revised its disclosure, including to add a description of  the report of management on internal control over financial reporting for Chardan 2008 China Acquisition Corp. as of December 31, 2009.

•
Item 18. Financial Statements: The Company has revised the Audited Combined Carve-Out Financial Statements of DJS Processing Division and its Combined Affiliates to, among other things,  reflect segment reporting in the Company's financial statements .

We are also updating Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on April 2, 2010, or reflect any events that have occurred after the Form 20-F was filed.

Any forward-looking statements included in this 20-F/A represent management’s view as of the filing date of the original 20-F.  Such forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding periods after the date of the filing of the original 20-F and are identified by words such as words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.  Such forward-looking statements should not be assumed to be accurate as of any future date, including the date hereof.  Accordingly, this 20-F/A should be read in conjunction with the “Risk Factors” and the other statements contained in the original 20-F and the Company’s other filings made with the SEC subsequent to the filing date of the original 20-F.

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

There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this 20-F/A and the other statements contained in the original 20-F and the Company’s other filings made with the SEC subsequent to the filing date of the original 20-F.  Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  We do not undertake, and expressly disclaim, any obligation to update or alter any statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PART I

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

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

B.  Capitalization and Indebtedness

Not required.

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

Risks Related to our Business

David J. Stern, our President and Chief Executive Officer, is also the sole owner of Law Offices of David J. Stern, P.A. (“DJS”), which is our primary law firm customer, and he may, under certain circumstances, have interests that differ from or conflict with the interests of our shareholders.

David J. Stern, our President and Chief Executive Officer, is the sole shareholder of DJS, which is our primary law firm client. Revenues from this relationship account for approximately 94%, 97% and 98% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively.  As a result of this relationship with both us and DJS, Mr. Stern may encounter conflicts of interest in the execution of his duties on behalf of us. These conflicts may not be resolved in a manner favorable to us. For example, he may be precluded by his ethical obligations as an attorney or may otherwise be reluctant to take actions on our behalf that are in our best interests but are not in the best interests of DJS, or its clients. Further, as a licensed attorney, he may be obligated to take actions on behalf of DJS or its clients that are not in our best interests. Mr. Stern has other direct and indirect relationships with us that could cause similar conflicts including as our largest creditor. See Note 2 to the consolidated financial statements of the operating subsidiaries for a description of these relationships.

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

Mr. Stern has recommended four members of our Board of Directors, and Mr. Stern’s affiliates may accelerate the maturity date of indebtedness due to him upon his removal as CEO of the Company or DAL, which may make it difficult or impossible to remove him as CEO of the Company or DAL, even if that were considered desirable.

We agreed to have Mr. Stern propose four of seven directors for election by our shareholders.  In the event that Mr. Stern does not diligently and faithfully discharge his responsibilities as CEO of the Company or DAL, the fact that he chose four of our directors may make taking disciplinary action against him difficult, if not impossible, notwithstanding that all of the directors will have fiduciary duties to our shareholders to do so. In such a case, the only recourse available to our shareholders may be to bring an action against the directors for breach of their fiduciary duty, but as with any litigation, it can be costly, time-consuming and drawn out, and there is no assurance that it would succeed.

In addition, the involuntary termination of Mr. Stern by the Company or DAL is an event of default under the terms of the Stern Deferral Note and $35 million of post-closing cash due to affiliates of Mr. Stern, permitting Mr. Stern’s affiliates to accelerate the due date of such obligations.  As a result, the Company could not involuntarily terminate Mr. Stern’s employment as CEO of the Company or DAL unless it is able to repay in full these obligations.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

DJS Processing Division and Combined Affiliates - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.) is a British Virgin Islands company limited by shares, that was incorporated on February 19, 2008, organized as a blank check company for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar transaction with an unidentified operating business.

On August 11, 2008, we consummated our initial public offering, generating gross proceeds of $55,000,000 and net proceeds of $52,200,000.  The net proceeds were deposited into a trust account.

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

We generate revenue by charging for the services performed by our three operating subsidiaries as described above, each of which is a separate reportable segment. See Note 10 to Notes to the Combined Carve-out Financial Statements of DJS Processing Division and Combined Affiliates. The revenues generated from our foreclosure services, conducted through DJS LLC, are directly related to the volume of mortgage foreclosures being referred to DJS which, in turn, is directly related to the number of foreclosures occurring in our principal market of Florida.  This volume varies based on a number of factors including general economic conditions as well as government sponsored programs to reduce mortgage foreclosures which are discussed below.  Virtually all of our title related services, conducted through PTA LLC, are performed in connection with the foreclosure files we process; therefore, the revenues we receive for title related services are also directly related to the volume of mortgage foreclosures in our principal market.  The revenues generated by our REO liquidation services, conducted through DSI LLC, are related to the volume of REO business referred to us by our sole customer.  As with the other services we provide, this volume is directly related to the volume of real estate foreclosures in our primary market as well as real estate foreclosures nationwide as our REO liquidation business also handles transactions related to real estate foreclosures outside of our primary market.

Initially, we believe our opportunities for future growth will come from increases in foreclosure volumes in Florida and an increase in files referred to our primary client, DJS, by its clients.  Because the average cycle time on a foreclosure file, except cases that are fully litigated, ranges from 220 to 240 days, with approximately half of the revenue earned within the first month after the referral, and the remainder near the end of the process, the number of current referrals is an indicator of revenue levels for the following year, with high levels of file referrals indicative of strong revenues.  We are currently forecasting foreclosure volumes and file referrals to increase for at least the next few years.  As a result of DJS’ position as a leading residential foreclosure law firm, it now participates in two “direct source” programs and seeks to increase that number in the future.  These programs permit DJS to capture more file referrals and ancillary services from its clients.  We also believe there are opportunities for the growth of our business in Puerto Rico as a result of increased referrals to DJS from its existing clients and increase our file volumes and the capacity of DJS’ referral law firm in Puerto Rico to handle significant additional volume.  In addition, we intend to offer our REO liquidation services to additional customers, who are already using DJS for their foreclosures.  We do not believe that pursuing these opportunities will require significant additional investments by us.

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

On a longer-term basis, we also see opportunities for growth by expanding the services we offer to include others related to the foreclosure industry such as publication, document retrieval, lien searches, automotive default services and foreclosure services for commercial real estate mortgages.  A possible long-term challenge we face is to expand into counter-cyclical markets before there is a cyclical decline in foreclosure volumes.  Our long-term plans; therefore, could include plans to enter the counter-cyclical markets such as providing mortgage origination services. We are currently reviewing the development of a national title insurance platform, which could allow us to expand our service offerings in that area beyond those supporting our foreclosure processing services and into new counter-cyclical markets, such as mortgage origination.  Each of these activities would likely represent new service offerings for us, requiring us to develop new processes and procedures to provide these services or to acquire businesses already providing them.  Such activities could require significant investments by us.

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

Recent Developments

Regulatory Environment

Federal, state and local governments have recently proposed, and in some cases enacted, legislation or have taken other action that may have an adverse impact on the number of mortgage defaults that go into foreclosure, and therefore on the number of case files referred to DJS for processing. The federal government enacted the Hope for Homeowners Act of 2008 and the Emergency Economic Stabilization Act to bring relief to distressed homeowners and provide funds to troubled financial institutions, respectively. The Federal Housing Finance Agency, Fannie Mae and Freddie Mac announced the Streamlined Modification Program, which is designed to make mortgage payments more affordable, and Fannie Mae announced the temporary suspension of foreclosure sales. Further, various lender and mortgage servicers have voluntarily focused their attention on loss mitigation, loan modification and similar efforts, including moratoria on certain foreclosure sales, in an attempt to reduce the number of mortgage defaults and resulting foreclosures.

These programs have met with limited success to date, based on, among other things, the fact that they only reduce the interest to be paid by borrowers, not principal owed. While addressing affordability in the near-term, they do not address the willingness to continue to pay a mortgage on a property that has negative equity, nor does it deal with the inability to pay as a result of unemployment or other factors.

The Obama administration also proposed a $75 billion Mortgage Modification Plan in March 2009 for borrowers facing foreclosure. The Home Affordable Refinance Program (“HARP”) is meant to help homeowners who have an existing mortgage owned by Fannie Mae or Freddie Mac to refinance to a lower rate or to a fixed rate mortgage to improve the affordability of the loan. The program is mainly aimed at borrowers who are under water. Borrowers owing up to 125% of their home’s value are eligible for refinancing /assistance, and the borrowers must not be more than 30 days delinquent on payments. The Home Affordable Modification Program (“HAMP”), which is scheduled to end on December 31, 2012, is meant to help homeowners who are at risk of foreclosure to modify their loan to reduce their monthly mortgage payments.

In October 2008, we created a team dedicated to the offering of loss mitigation services to our clients. These services provide our clients with alternatives to foreclosure such as loan modification or forbearance, which allow the borrower to continue to own the property; and short sales and deed-in-lieu of foreclosure which transfer the ownership of the property to the lender outside of the foreclosure process. Management believes that in addition to capturing revenues from this service offering that it is well positioned to receive the foreclosure referral stemming from the re-default of the modified loans and capture additional revenues, as we will have familiarity with the file.

In February 2010, President Obama announced an additional $1.5 billion for five state housing finance agencies to come up with new programs to address the foreclosure problem locally. The funds will be directed to states such as Florida and California, which RealtyTrac Inc. data show had the highest number of foreclosures in 2009.

2009 Compared to 2008

Revenues increased by $61.1 million, or 30.7%, for 2009, as compared to 2008, as a result of the increase in mortgage foreclosures related activities in our principal market, Florida, and as a result of the expansion of our REO business. For 2009, we received 70,382 foreclosure files, compared to 70,328 foreclosure files received in 2008. The number of foreclosure files received in 2009 was impacted by the slowdown in foreclosure files while banks work through the programs discussed in the “Recent Developments Regulatory Environment” section above. The programs mentioned above, however, result in additional fee revenues for us in areas of loan modifications and loss mitigations. Additionally, unless the real estate market and unemployment improve, many of the loans that are in the modification process will likely result in re-default, thus increasing our foreclosure volume.  According to the Mortgage Bankers Association (“MBA”) National Delinquency Survey, the percentage of loans in the foreclosure process at the end of the fourth quarter was 4.58%, an increase of 11 basis points from the third quarter of 2009 and 128 basis points from one year prior. The combined percentage of loans in foreclosure or with at least one payment past due nationally was 15.02 % on a non-seasonally adjusted basis, the highest ever recorded in the MBA delinquency survey.  According to RealtyTrac, over 3.5 million homes are expected to enter some phase of foreclosure nationally this year.  Florida continues to be the worst state in terms of delinquencies.  Approximately 20.4% of Florida mortgages are 90 days or more past due or already in the process of foreclosure according to MBA’s chief economist.

During 2009, revenues from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $7.2 million, or 7.0% to $110.0 million, compared to $102.8 million for 2008.  This consists of (i) an increase in revenues from DJS LLC’s mortgage foreclosure segment, net of revenue from client reimbursements, of $10.3 million, or 13.3%, to $87.8 million for 2009, compared to $77.5 million for 2008 which is primarily due to the increase in mortgage foreclosure related activities in our principal market, Florida and (ii) a decrease in revenues from PTA LLC’s title related services of $3.1 million, or 12.4%, to $22.2 million for 2009, compared to $25.3 million for 2008 due to the decrease in the fee per mortgage foreclosure file.  Revenues from client-reimbursed costs increased by $46.8 million to $139.1 million in 2009, as compared to $92.3 million in 2008.

During 2009, DSI LLC’s REO liquidation business became an increasingly significant source of revenue, generating approximately 9.4% of our total revenue excluding client costs during that period, and it was a leading cause of the increase in revenues during that period. In 2009, we produced revenues of $11.2 million compared to revenue of $4.1 for 2008, representing a 175% growth from the previous period. We intend to offer DSI LLC services to additional customers as a means of increasing its contribution to revenues and profits.  As an added benefit resulting from the increase in the share of the revenues produced by DSI LLC, because these REO services follow the completion of the foreclosure process, they will have the effect of helping to sustain our revenues even if foreclosure volumes stabilize or begin what is expected to be a slow decline following 2012.

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

Total operating expenses of DJS LLC’s mortgage foreclosure segment increased by $65.1 million to $199.3 million in 2009, from $134.2 million in 2008 primarily due to an increase in wages and client costs due to an increase in the number of foreclosure files, in addition to an increase in attorney fees relating to the Transaction.  Total operating expenses of this segment (excluding client reimbursed costs) as a percentage of fee income from this segment was 68.5% for 2009, as compared to 54.0% for 2008.  This increase was primarily due to higher wage expense resulting from hiring additional employees to accommodate the increase in the number of foreclosure files and an increase in attorney fees relating to the Transaction, partially offset by an increase in fee revenue.

Total operating expenses of PTA LLC’s title related services segment decreased by $5.7 million to $15.0 million in 2009, from $20.7 million in 2008 primarily due to a decrease in wages and outside title agents in states that require a physical presence outside Florida.  Total operating expenses of this segment as a percentage of revenue from this segment was 67.8% for 2009, as compared to 81.8% for 2008, primarily due to a decrease in wages and outside title agent expenses in states that require a physical presence outside Florida, partially offset by a decrease in fee revenue.

Total operating expenses of DSI LLC’s REO liquidation services segment remained consistent at approximately $1.4 million in 2009 and 2008.  Total operating expenses of this segment as a percentage of revenue from this segment was 12.5% for 2009, as compared to 36.5% for 2008.  This decrease was primarily due to an increase in fee income.

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

2008 Compared to 2007

For the year ended December 31, 2008, revenues increased by $83.7 million, or 72%, as compared to the same period in 2007, primarily as a result of the increase in mortgage foreclosures taking place in our major market of Florida. For the year ended December 31, 2008, we received 70,328 foreclosure files, an increase of 57% from 44,733 foreclosure files received in 2007.

Revenues from DJS LLC’s mortgage foreclosure segment increased by $70.8 million to $169.8 million in 2008, as compared to $99.0 million in 2007, principally due to an increase in revenues from client-reimbursed costs and, to a lesser extent, an increase in fees, in both cases due to the increase in the number of foreclosure of files.  Revenues from client-reimbursed costs increased by $44.7 million to $92.3 million in 2008, as compared to $47.6 in 2007, while revenue excluding client-reimbursed costs increased by $26.2 million to $77.5 million in 2008, as compared to $51.3 in 2007.

Revenues from PTA LLC’s title related services segment increased by $10.5 million to $25.3 million in 2008, as compared to $14.8 million in 2007, principally due to an increase in the number of foreclosure files.

Revenues from DSI LLC’s REO liquidation segment increased by $2.4 million to $4.1 million in 2008, as compared to $1.7 million in 2007, principally due to an increase in REO liquidation files referred to DSI LLC.

Client reimbursed costs, as a percentage of revenues, increased to 46.3% in fiscal 2008 as compared to 41.2% in fiscal 2007. In dollar terms, the client reimbursed costs increased by $44.7 million. We experienced an increase in client reimbursed costs principally as a result of continuing growth in foreclosure case volume as well as variances in the underlying expenses themselves.

Compensation-related expense, as a percentage of revenues, increased to 22.3% in fiscal 2008 as compared to 17.6% in fiscal 2007. In dollar terms, the compensation related expense increased by $24.1 million. The increase in compensation related expense is as a result of an increase in headcount to handle the increased volume of foreclosures and the related recruiting and training costs incurred to support the growth of the our operations. Between fiscal 2007 and 2008, we built capacity both to meet its growing demand and in anticipation of continued growth in foreclosure volume. It had approximately 600 employees on December 31, 2008 compared to approximately 350 on December 31, 2007. As stated above, we are now implementing strategies to improve efficiency and reduce costs as a percentage of revenues.

Direct operating expense, as a percentage of revenues, increased to 3.5% in fiscal 2008 as compared to 3.1% in fiscal 2007. In dollar terms, the direct operating expense increased by $3.4 million.  We experienced an increase in direct operating expense primarily as a result of increase in freight and postage charges. The increased costs were primarily attributable to increases in the underlying expenses. In addition, as the time to complete an average case file has extended, there is a higher frequency of incurring certain direct operating charges such as freight and postage.

Other general and administrative expense, as a percentage of revenues, increased to 6.1% in fiscal 2008 as compared to 4.4% in fiscal 2007. This increase was primarily attributable to the higher rent and relocation costs associated with our new facilities in Plantation, Florida, as well as increased marketing expenses. In dollar terms, the other general and administrative expense increased by $7.0 million.

Total operating expenses as a percentage of revenues increased to 78.5% in fiscal 2008 as compared to 66.5% in fiscal 2007. Total operating expense (excluding client reimbursed costs) as a percentage of fee revenues increased to 59.0% in fiscal 2008 as compared to 44% in fiscal 2007. The increase in total operating expense primarily was due to a ramp up in staff in order to continue to deliver a level of customer service to its clients in light of continued strong demand for foreclosure related services. In addition, we incurred larger fixed costs associated with rent and facilities as it moved its headquarters into a larger facility.

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

Total operating expenses of DJS LLC’s mortgage foreclosure segment increased by $66.9 million to $134.2 million in 2008, from $67.3 million in 2007 primarily due to an increase client costs.  Total operating expenses of this segment (excluding client reimbursed costs) as a percentage of fee income from this segment was 54.0% for 2008, as compared to 38.4% for 2007.  This increase was primarily due to an increase in wages and rent expense.

Total operating expenses of PTA LLC’s title related services segment increased by $11.7 million to $20.7 million in 2008, from $9.0 million in 2007 primarily due to an increase in wages and outside title agent expenses in states that require a physical presence outside Florida.  Total operating expenses of this segment as a percentage of revenue from this segment was 81.8% for 2008, as compared to 60.4% for 2007, primarily due to an increase in wages and outside title agent expenses in states that require a physical presence outside Florida, partially offset by an increase in fee revenue.

Total operating expenses of DSI LLC’s REO liquidation services segment increased by $970,000 to $1.5 million in 2008, from $530,000 in 2007 and total operating expenses of this segment as a percentage of revenue from this segment was 36.5% for 2008, as compared to 31.4% for 2007.  These increases were due to higher wage expense due to the hiring of additional employees to accommodate the increased number of REO liquidation files referred to DSI LLC and a unreimbursed loss recognized in connection with a client, partially offset by increase revenue attributable to the increased number of files.

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

In the calculation of adjusted net income measure presented, we deduct the depreciation and amortization amounts from adjusted EBITDA calculation and then subtracts assumed income tax expense, calculated at the expected going forward tax rate of 35%.  For periods prior to the Transaction, we were not subject to income tax and so did not record income tax expense.  We are providing adjusted net income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted net income helps us to evaluate and compare our past performance on a consistent basis with the taxable structure in place after consummation of the Transaction, reflecting the effects of that taxable structure on profitability.

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

Unaudited Pro Forma Condensed Combined Finacial Statements

The following unaudited pro forma condensed combined financial information has been prepared assuming that the Transaction, including the acquisition by us of a controlling interest in DAL, DAL’s acquisition of the membership interests of DJS LLC, PTA LLC and DSI LLC and the Stern Contributors transfer of non-legal business, assets and liabilities to DJS LLC, PTA LLC and DSI LLC, all of which occurred concurrently with the closing of the Transaction on January 15, 2010, occurred (i) at the beginning of each of the applicable periods for the pro forma statements of operations and (ii) at December 31, 2009 for the pro forma balance sheet.

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

DJSP ENTERPRISES, INC. (FORMERLY KNOWN AS CHARDAN 2008 ACQUISITION CORP.)
AND DJS PROCESSING DIVISION AND COMBINED AFFILIATES
Unaudited Pro Forma Condensed Combined Balance Sheet
Year Ended December 31, 2009
(In thousands of U.S. Dollars, except share and per share amounts)

	DJSP Enterprises, Inc.
	(formerly known as	DJS Processing
	Chardan 2008	Division
	China	and	Pro Forma				Pro Forma
	Acquisition	Combined	Adjusting and Eliminating Entries				Combined
	Corp.)	Affiliates	Debit		Credit		Companies

Assets
Current assets:
Cash	$23	$763	10,500	(4)	3,568	(7)	$3,360
			15,589	(11)	4,198	(9)
					15,750	(11)
Funds held in trust	54,302	-			54,302	(1)(9)	-
Accounts receivable	-	33,074			-		33,074
Prepaid expenses and other current assets	1,364	87			-		1,451
Total current assets	55,689	33,924					37,884
Equipment and Leasehold Improvements, net		4,692					4,692
Total assets	$55,689	$38,616					$42,576

Liabilities
Current liabilities:
Accounts payable - reimbursed client costs	$-	$6,047					$6,047
Accounts payable	1,401	1,506					2,907
Current portion of capital lease	-	192					192
Deferred revenue	-	225					225
Due to related party	125	-					125
Accrued expenses	-	1,201	3,568	(7)	8,838	(8)	6,470
Accrued compensation	-	1,863					1,863
Current portion of deferred rent	-	1,020					1,020
Deferred underwriting fees	1,430	-	1,430	(3)			-
Notes Payable & Client Trust Account - Current	-	13,203	15,750	(11)	2,547	(2)	-
Total current liabilities	2,957	25,256					18,849

Deferred rent, less current portion		78					78
Capital lease obligation, less current portion		262					262
Senior Secured Notes	-	-			15,589	(11)	15,589
Stern Notes	-	-			87,469	(9)	87,469
Total liabilities	2,957	25,596					122,247

Ordinary shares, subject to possible redemption	18,985	-	18,985	(5)			-
							-
Stockholders' equity							-
Preferred shares Series A, $0.0001 par value	-	-					-
Preferred shares Series B, $0.0001 par value	-	-					-
Ordinary shares, $0.0001 par value	1	1					2
Additional paid-in capital	34,253	8,671	8,838	(8)	18,985	(5)	61,948
			507	(10)	1,430	(3)
			2,547	(2)	10,500	(4)
Retained earnings	(507)	4,348	145,969	(9)	507	(10)	(145,502)
			3,881	(6)
Total DJSP Enterprises, Inc.'s equity	33,747	13,020					(83,552)
Noncontrolling interest	-	-			3,881	(6)	3,881
Total Equity	33,747	13,020					(79,671)
Total liabilities and stockholders' equity	$55,689	$38,616					$42,576

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To liquidate investments held in trust.

(2)	To adjust actual closing payments on line of credit to amount outstanding at balance sheet date and to eliminate client trust accounts which were not transferred in the Transaction.

(3)	To record payment of deferred underwriting fees of $1,430 as part of Footnote (8).

(4)	To record $10,500 gross proceeds of a simultaneous to close Private Placement equity investment in DJSP Enterprises, Inc. of 1,500 shares at $7.00 per share.

(5)	To reclassify ordinary shares no longer subject to redemption, and related deferred interest, because substantially all shareholders approve of the proposed acquisition.

(6)	Net assets attributable to noncontrolling interests of 29.05%.

(7)	To record payment of costs related to the Transaction.

(8)	To accrue balance of estimated costs of raising capital based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Investment banking fees	$4,800
Financial due diligence	115
Legal fees	3,220
Accounting fees	296
Out of pocket fees	134
Other fees	271
Total estimated costs	8,838
Less costs incurred to-date	-
Balance to accrue	$8,838

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

DJSP ENTERPRISES, INC. (FORMERLY KNOWN AS CHARDAN 2008 ACQUISITION CORP.)
AND DJS PROCESSING DIVISION AND COMBINED AFFILIATES
Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2009
(In thousands of U.S. Dollars, except share and per share amounts)

	DJSP Enterprises, Inc. (formerly known as Chardan 2008 China Acquisition	DJSP Processing Division and Related	Pro Forma Adjustments and Eliminations				Pro Forma
	Corp.)	Entities	Debit		Credit		Combined

Net sales	$-	$260,269					$260,269

Cost of sales	-	-					-

Gross profit	-	260,269					260,269

Operating expenses
General and administrative	489	215,704			23,751	(2)	192,442
Total operating expenses	489	215,704					192,442

Income (loss) from operations	(489)	44,565					67,827
							-
Other income (expense)							-
Interest income (expense)	47	-	4,485	(1)(5)			(4,437)
Other Income (expense)	(5)	0					(5)

Income before income taxes	(447)	44,565					63,384

Income taxes	-	-	22,185	(4)			22,185
Income from continuing operations	(447)	44,565					41,200

Net income	(447)	44,565					41,200

Less net income attributable to non controlling interests	-	-	12,062	(3)			12,062

Net income attributable to DJSP Enterprises	-	-					29,138
Preferred share dividends declared	-	-					-
Net income available to the ordinary shareholder	$(447)	$44,565					$29,138

Net income per ordinary share -
Basic							$2.73
Diluted							$1.67

Weighted average number of ordinary shares outstanding (Note B) -
Basic							10,666,666
Diluted							24,717,108

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To eliminate interest income earned on funds held in trust and related income tax expense, as DJSP Enterprises, Inc. used all funds from the trust account for the transaction.

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

(B)
As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the Transaction have been outstanding for the entire period.  Basic and diluted weighted average number of ordinary shares outstanding is calculated as follows:

	Pro forma Balance Sheet Entry No.	Shares
Actual number of ordinary shares outstanding		9,166,666
Pro forma shares to be issued:
Shares issued in connection with Private Placement financing	(4)	1,500,000
Pro forma weighted average number of ordinary shares outstanding - Basic		10,666,666
Common stock equivalents:
Shares retained by noncontrolling interest and convertible to DJSP Enterprises, Inc. shares		8,266,667
Shares issued to warrantholders upon exercise of private placement warrants		233,010
Shares issuable from actual “in the money” warrants outstanding
From Public Offering warrants		6,875,000
From Founder’s units		2,291,666
From Private Placement warrants		2,000,000
From UPO		275,000
Less number of shares available “on the market” pursuant to the treasury stock method		(5,890,901)
Number of “new” shares to be issued pursuant to the treasury shares method		14,050,442
Pro forma weighted average number of ordinary shares outstanding - Diluted		24,717,108

(C)	The current market prices of DJSP Enterprises, Inc. ordinary shares and ordinary share purchase warrants utilized in above calculations were as follows as of March 10, 2010:

Market price per share of ordinary shares (DJSP)	$9.80
Market price per ordinary share warrant (DJSPW)	$4.80

Net income per ordinary share-basic is calculated by dividing Net income attributable to DJSP Enterprises by the Weighted average number of ordinary shares outstanding-basic.

Net income per ordinary share-diluted is calculated by dividing Net income by the Weighted average number of ordinary shares outstanding-diluted.

PART II

ITEM 15.  CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of December 31, 2009.  Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009, the end of the period covered by this Report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of Chardan 2008’s internal control over financial reporting as of December 31, 2009.  In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2008, Chardan 2008’s internal control over financial reporting is effective based on those criteria.

This Report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Report.

This Report does not contain a report by management on internal control over financial reporting or an attestation report of our registered public accounting firm for the DJS Processing Division and its combined affiliates.  Under normal circumstances, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), we would be required to furnish a report by management on internal control over financial reporting, which must contain, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of the year, including a statement as to whether or not our internal control over financial reporting is effective.  However, in Compliance and Disclosure Interpretation No. 215.02 (the “CD&I”), dated April 24, 2009, the staff of the SEC (the “Staff”) acknowledged that in a the case of a reverse merger between an issuer and a private operating company, it might not always be possible to conduct an assessment of the private operating company’s (or for accounting purposes, the acquirer’s) internal control over financial reporting in the period between the consummation date of the reverse acquisition and the date of management’s assessment of internal control over financial reporting.  The Staff also recognized that in many of these transactions, such as those in which the legal acquiror is a non-operating public shell company, the internal controls of the legal acquiror may no longer exist as of the assessment date or its assets, liabilities, and operations may be insignificant when compared to the consolidated entity.  The Staff states that in such situations, it would not object if the surviving issuer were to exclude management’s assessment of internal control over financial reporting in the annual report covering the fiscal year in which the transaction was consummated.

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

PART III

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

As discussed in Note 10, the Company has restated their combined carve-out financial statements to include segment disclosures.

/s/ McGladrey & Pullen, LLP

Orlando, Florida
April 1, 2010, except for Note 10, as to which the date is April 22, 2010

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

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash Flows from Operating Activities
Net Income	$44,565,466	$42,886,351	$38,688,840
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,123,564	594,156	277,926
Loss on disposal of leasehold improvements	—	1,698,303	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – client reimbursed costs	20,101,077	(10,562,492)	(11,395,512)
Fee income receivable, net	(4,627,791)	(1,825,505)	(6,975,205)
Unbilled receivables	618,715	(2,983,101)	(8,227,464)
Prepaid expenses	(40,375)	255,246	(261,427)
Accounts payable – client reimbursed cost	(14,378,577)	10,100,142	8,208,412
Accounts payable	763,260	584,490	108,645
Accrued expenses	224,007	450,030	163,463
Accrued compensation	(343,658)	1,206,537	475,601
Client trust account	239,310	—	—
Deferred revenue	(38,837)	—	(166,703)
Deferred rent	138,403	959,323	—
Net cash provided by operating activities	48,344,564	43,363,480	20,896 ,576
Cash Flows from Investing Activities
Purchase of equipment and leasehold improvements	(2,652,098)	(2,274,184)	(1,301,523)
Net cash flow used for investing activities	(2,652,098)	(2,274,184)	(1,301,523)
Cash Flows from Financing Activities
Net advances from related party	(25,035)	12,152	6,305
Proceeds from line of credit	10,656,250	—	—
Proceeds from note payable	2,448,000	—	—
Principal payments on note payable	(140,779)
Principal payments on capital lease obligations	(284,140)	(87,165)	(116,489)
Distributions and dividends	(59,010,963)	(40,565,461)	(18,575,992)
Net cash flow used for financing activities	(46,356,667)	(40,640,474)	(18,686,176)
Net change in cash and cash equivalents	(664,201)	448,822	908,877
Cash and cash equivalents, beginning of year	1,427,588	978,766	69,889
Cash and cash equivalents, end of year	$763,387	$1,427,588	$978,766
Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$174,005	$55,952	$39,138
Supplemental Schedule of Noncash Investing Activities
Acquisition of property and equipment through capital lease obligations	$—	$448,304	$281,950

The accompanying notes are an integral part of these combined carve-out financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business : DJS Processing Division (“the Processing Division”) is a division of The Law Offices of David J. Stern, P.A. (“the Law Firm”), which provides foreclosure, bankruptcy, eviction, litigation processing, and other related services to mortgage bankers, mortgage servicers, regional property owners and investor groups involved with real property in the state of Florida. Professional Title and Abstract Company of Florida, Inc. (“PTA”), an S corporation, provides title searches and examinations related to services provided by the Law Firm and defendant location services to third party processors engaged by the Law Firm. Default Servicing, Inc. (“DSI”), an S corporation, provides real estate owned (“REO”) liquidation related services including property inspection, valuation, eviction, broker assignment, and closing. The Processing Division, PTA and DSI perform real estate related services, are all 100% owned by one individual and are collectively referred to as “the Company.”

Basis of Financial Statement Presentation : These combined financial statements represent a “carve out” of the Processing Division of the Law Firm, and the accounts of PTA and DSI as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and activity are eliminated upon combination. In addition, assets and liabilities directly relating to the Company have been included in these combined carve-out financial statements.

Reclassifications : Certain reclassifications of 2008 and 2007 balances have been made to conform with classifications used in 2009.  These reclassifications had no effect on shareholder's and member's equity or reported net income.

Use of Estimates : The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income Recognition : Substantially all of the Processing Division’s and PTA’s revenues are generated from services rendered to the clients of the Law Firm. Receivables are generated from the Law Firm, the Processing Division’s only customer for foreclosure and related services, at the time the Law Firm bills its clients. DSI has additional clients for REO liquidation services.

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

Equipment and Leasehold Improvements : Equipment and leasehold improvements are recorded at cost less accumulated depreciation. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation for equipment is provided using the straight-line method over the following estimated useful lives of the individual assets:

Years
Office equipment	3-5
Furniture and fixtures	5-7

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Client Reimbursed Costs : Certain costs incurred on behalf of clients are billed to and reimbursed by clients. The Company’s incurrence of these costs is included in operating expenses and reimbursements from clients are included in total revenue, in equal amounts, in the accompanying statements of income.

Cash and Cash Equivalents : The Company maintains its cash and cash equivalents in bank depository accounts which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents include short-term investments with original maturities of three months or less.

Basis for Expense Allocations : Management has allocated certain expenses of the Law Firm to the Company based on its estimate of expenses the Company would have incurred on a stand-alone basis; however, there can be no assurance that these expenses represent the expenses of the Company on a stand-alone basis or that the allocations are fully inclusive of the functions necessary to operate the Company on a stand-alone basis.  The amount of operating expenses allocated on a direct basis were approximately $34,500,000, $39,297,000, and $15,780,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  The following is a summary of the major expense categories not allocated on a direct basis totaling approximately $41,532,000, $27,732,000, and $13,435,000 for the years ended December 31, 2009, 2008 and 2007, respectively, and the methodology used to allocate such expenses.

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

Income Taxes : The Law Firm, PTA and DSI are not subject to income taxes under the federal and state tax laws. Instead, the taxable income of these entities is passed through to the owner of the companies and is taxable to the owner on an individual level. Therefore, these financial statements do not reflect an allocation of federal and state income taxes. The Company adopted accounting standards relating to accounting for uncertainty in income taxes for the year ended December 31, 2009.  As a result of this adoption, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.  The Processing Division is included in the tax returns of the Law Firm while PTA and DSI are S Corporations whereby income is passed through to the shareholder for tax return purposes and is therefore not directly subject to income taxes.  With few exceptions, the Company is not subject to U.S. federal and state income tax examinations by tax authorities for years before December 31, 2006.

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

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies – (continued)

FASB Accounting Standards Codification : In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance concerning the organization of authoritative guidance under U.S. Generally Accepted Accounting Principles (“GAAP”). This new guidance created the FASB Accounting Standards Codification (“Codification”).  The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Company in its quarter ended September 30, 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s combined financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative.

Recently Issued Accounting Pronouncements :  In December 2007, FASB issued authoritative guidance on Business Combinations. This guidance, among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company is required to adopt the provisions of this guidance for all business combinations for which the acquisition date is on or after January 1, 2009. This standard changed the accounting treatment for business combinations on a prospective basis.

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

In May 2009, the FASB updated its guidance on Subsequent Events. In particular, this guidance sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim periods ending after June 15, 2009. In February, 2010, the FASB amended the guidance to remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  The FASB believes these amendments remove potential conflicts with the SEC’s literature.  The Company has applied the provisions of this statement in the current reporting period. See Note 11 for information relating to any subsequent events.

Note 2. Related Party Transactions and Concentrations

The Company’s primary source of revenues is from a per-file fee arrangement with the Law Firm. Revenues from this arrangement account for approximately 94%, 97% and 98% of total revenues for the years ended December 31, 2009, 2008 and 2007, respectively.  These related party revenues include approximately $104,879,000, $99,952,000 and $65,210,000 of fee income for the years ended December 31, 2009, 2008 and 2007, respectively, and approximately $139,059,000, $92,320,000 and $47,613,000 of client reimbursed costs for the years ended December 31, 2009, 2008 and 2007, respectively.  The revenues from the arrangement with the Law Firm are reflected in the results of the Processing Division and PTA segments.

Amounts due from the Law Firm for fees amounted to approximately $20,769,000 and $21,010,000, including amounts earned and unbilled of approximately $10,592,000 and $11,211,000 as of December 31, 2009 and 2008, respectively.  Amounts due from the Law Firm for client reimbursed costs amounted to approximately $6,047,000 and $20,425,000 as of December 31, 2009 and 2008, respectively.

Although the Company’s primary customer relationship is with the Law Firm, the Company has vulnerability due to concentrations in the volume of business transacted by the Law Firm with its clients. The Law Firm’s direct customer concentrations as a percentage of files processed are as follows:

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

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 10.    Segment Reporting

In response to comments raised by the Staff of the SEC, the Company performed an analysis of financial information reviewed by the chief operating decision maker and determined the combined carve-out financial statements should be restated to include segment disclosures. The Company manages its operations and prepares management reports on a basis consistent with the components of these combined carve-out financial statements described in Note 1, which includes the Processing Division, PTA, and DSI.  Applicable guidance provides that the identification of reportable segments be on the basis of discreet business units and their financial information to the extent such units are reviewed by the entity’s chief operating decision maker.  The Company has identified its reportable segments as the Processing Division, PTA, and DSI for purposes of the combined carve-out financial statements. The accounting policies of the segments are consistent with those described in Note 1. There are no significant transactions between segments that would require elimination. The following is a summary of selected segment information as of and for the years ended December 31, 2009, 2008 and 2007:

2009	Processing Division	PTA	DSI	Total

Pr Revenue	$226,869,796	$22,178,227	$11,220,824	$260,268,847
O Operating expenses	199,252,472	15,047,317	1,403,904	215,703,693
Operating income	27,617,324	7,130,910	9,816,920	44,565,154
Other income	-	-	312	312
Net income	$27,617,324	$7,130,910	$9,817,232	$44,565,466
$ Depreciation expense	$1,123,564	$-	$-	$1,123,564
I Interest expense	$173,926	$-	$-	$173,926
Total assets	$33,593,335	$4,630,179	$392,401	$38,615,915

2008	Processing Division	PTA	DSI	Total

Pr Revenue	$169,819,498	$25,309,969	$4,073,234	$199,202,701
O Operating expenses	134,170,525	20,692,182	1,485,320	156,348,027
Operating income	35,648,973	4,617,787	2,587,914	42,854,674
Other income	-	25,411	6,266	31,677
Net income	$35,648,973	$4,643,198	$2,594,180	$42,886,351
$ Depreciation expense	$580,406	$4,033	$9,717	$594,156
I Interest expense	$-	$-	$-	$-
Total assets	$45,381,761	$8,330,049	$83,031	$53,794,841

2007	Processing Division	PTA	DSI	Total

Pr Revenue	$98,960,588	$14,849,520	$1,690,241	$115,500,349
O Operating expenses	67,325,644	8,972,145	530,048	76,827,837
Operating income	31,634,944	5,877,375	1,160,193	38,672,512
Other income (expense)	-	16,420	(92)	16,328
Net income	$31,634,944	$5,893,795	$1,160,101	$38,688,840
$ Depreciation expense	$263,691	$10,000	$4,235	$277,926
I Interest expense	$-	$-	$-	$-
Total assets	$30,955,748	$6,741,570	$102,824	$37,800,142

The Company’s revenues are comprised of the following services for the years ending December 2009, 2008 and 2007:

	2009	2008	2007
Foreclosure	72,621,917	65,316,927	45,808,013
Title	22,178,227	25,309,969	14,849,520
Real estate liquidation	11,220,824	4,073,234	1,690,241
Closing	8,711,600	6,049,254	1,121,310
Bankruptcy	3,811,744	3,012,865	2,027,600
Eviction	1,763,563	2,031,492	843,198
Other	901,636	1,089,054	1,547,269
Total fee income	121,209,511	106,882,795	67,887,151
Client reimbursed costs	139,059,336	92,319,906	47,613,198
Total revenues	260,268,847	199,202,701	115,500,349

Note 11. Subsequent Event

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

2.6
Amendment to Registration Rights Agreement, dated as of January 15, 2010, by and among the Company and certain existing shareholders signatory thereto (incorporated herein by reference to Exhibit 2.6 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

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

2.12
Amendment to Private Placement Warrant Escrow Agreement, dated as of January 15, 2020, by and among Continental Stock Transfer & Trust Company, the Company, and certain purchasers of the private placement warrants (incorporated herein by reference to Exhibit 2.12 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

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

2.43
Loan Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC (incorporated herein by reference to Exhibit 2.43 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

2.44
Security Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC (incorporated herein by reference to Exhibit 2.44 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

2.45
General Subordination and Assignment, dated as of March 18, 2010, by and among DAL Group LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, Chardan Capital Markets, LLC, Kerry Propper, Chardan Capital LLC,  Law Offices of David J. Stern, P.A., Stern Holding Company – PT, Inc. and Stern Holding Company – DS, Inc(incorporated herein by reference to Exhibit 2.45 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

Exhibit No.	Description

2.46
Form of Security Agreements by and between Bank of America, N. A. and each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC (incorporated herein by reference to Exhibit 2.46 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

2.47
Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC. To Bank of America, N. A (incorporated herein by reference to Exhibit 2.47 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

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

4.4
Stern Confidentiality and Noncompetition Agreement, dated as of January 15, 2010, by and among  DAL Group, LLC, DJS Processing, LLC, the Company, and David J. Stern (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.5
Employment Agreement of Kumar Gursahaney, dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.6
Gursahaney Confidentiality and Noncompetition Agreement dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

Exhibit No.	Description

4.7
Employment Agreement of Matthew S. Kayton, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.8
Kayton Confidentiality and Noncompetition Agreement, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.9
2009 Equity Incentive Plan, effective January 11, 2010 (incorporated herein by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.10
Services Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).**

4.11
FlatWorld Services Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and FlatWorld Consulting LLC (incorporated herein by reference to Exhibit 4.9 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.12
Consulting Services Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.10 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.13
DAL Group, LLC Tax Indemnification Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.14
Stern Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.15
FlatWorld Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among Raj Gupta, Jeffrey Valenty, FlatWorld DAL LLC, DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.16
Transferred Employees Payroll and Benefits Transition and Reimbursement Agreement, dated as of January 15, 2010, by and among Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

Exhibit No.	Description

4.17
Law Offices of David J. Stern, P.A. 401(k) Plan Cost-Sharing Agreement, dated as of January 19, 2010, by and among Law Offices of David J. Stern, P.A., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.18
Facilities Sharing Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC (incorporated herein by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.19
Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (incorporated herein by reference to Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.20
First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010(incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.21
Form of Non-Employee Director Nonqualified Share Option Agreement (incorporated herein by reference to Exhibit 4.22 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.22
Form of Nonqualified Share Option Agreement – Employees (incorporated herein by reference to Exhibit 4.23 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.23
Form of Nonqualified Share Option Agreement – Consultants (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.24
Form of Director Hold Harmless Indemnification Agreement (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.25
Form of Officer Hold Harmless Indemnification Agreement (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.26
Security Agreement, dated as of March 18, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC (incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

8.1
List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

11.1
Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).*

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).*

Exhibit No.	Description

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.
**
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

DJSP ENTERPRISES, INC.

By:	/s/ Kumar Gursahaney
Name:	Kumar Gursahaney
Title:	Chief Financial Officer

Date:	April 26, 2010

EXHIBIT INDEX

Exhibit No.	Description

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

2.6
Amendment to Registration Rights Agreement, dated as of January 15, 2010, by and among the Company and certain existing shareholders signatory thereto (incorporated herein by reference to Exhibit 2.6 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

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

2.12
Amendment to Private Placement Warrant Escrow Agreement, dated as of January 15, 2020, by and among Continental Stock Transfer & Trust Company, the Company, and certain purchasers of the private placement warrants (incorporated herein by reference to Exhibit 2.12 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

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

2.43
Loan Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC (incorporated herein by reference to Exhibit 2.43 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

2.44
Security Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC (incorporated herein by reference to Exhibit 2.44 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

2.45
General Subordination and Assignment, dated as of March 18, 2010, by and among DAL Group LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, Chardan Capital Markets, LLC, Kerry Propper, Chardan Capital LLC,  Law Offices of David J. Stern, P.A., Stern Holding Company – PT, Inc. and Stern Holding Company – DS, Inc(incorporated herein by reference to Exhibit 2.45 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

Exhibit No.	Description

2.46
Form of Security Agreements by and between Bank of America, N. A. and each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC (incorporated herein by reference to Exhibit 2.46 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

2.47
Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC. To Bank of America, N. A (incorporated herein by reference to Exhibit 2.47 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

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

4.4
Stern Confidentiality and Noncompetition Agreement, dated as of January 15, 2010, by and among  DAL Group, LLC, DJS Processing, LLC, the Company, and David J. Stern (incorporated herein by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.5
Employment Agreement of Kumar Gursahaney, dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.6
Gursahaney Confidentiality and Noncompetition Agreement dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

Exhibit No.	Description

4.7
Employment Agreement of Matthew S. Kayton, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton (incorporated herein by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.8
Kayton Confidentiality and Noncompetition Agreement, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.9
2009 Equity Incentive Plan, effective January 11, 2010 (incorporated herein by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.10
Services Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC (incorporated herein by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).**

4.11
FlatWorld Services Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and FlatWorld Consulting LLC (incorporated herein by reference to Exhibit 4.9 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.12
Consulting Services Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.10 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.13
DAL Group, LLC Tax Indemnification Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.14
Stern Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.15
FlatWorld Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among Raj Gupta, Jeffrey Valenty, FlatWorld DAL LLC, DAL Group, LLC and the Company (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.16
Transferred Employees Payroll and Benefits Transition and Reimbursement Agreement, dated as of January 15, 2010, by and among Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

Exhibit No.	Description

4.17
Law Offices of David J. Stern, P.A. 401(k) Plan Cost-Sharing Agreement, dated as of January 19, 2010, by and among Law Offices of David J. Stern, P.A., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC (incorporated herein by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.18
Facilities Sharing Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC (incorporated herein by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.19
Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (incorporated herein by reference to Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.20
First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010(incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.21
Form of Non-Employee Director Nonqualified Share Option Agreement (incorporated herein by reference to Exhibit 4.22 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.22
Form of Nonqualified Share Option Agreement – Employees (incorporated herein by reference to Exhibit 4.23 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.23
Form of Nonqualified Share Option Agreement – Consultants (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.24
Form of Director Hold Harmless Indemnification Agreement (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.25
Form of Officer Hold Harmless Indemnification Agreement (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.26
Security Agreement, dated as of March 18, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC (incorporated herein by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

8.1
List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

11.1
Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).*

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).*

Exhibit No.	Description

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.
**
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