Form 20-F/A
period 2009-12-31
DJSP Enterprises, Inc.
filed 2010-06-25
CIK 1436612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 (Mark one)
FORM 20-F/A
(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the “Amendment”) amends the annual report of DJSP Enterprises, Inc. on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission (“SEC”) on April 2, 2010 and amended by Amendment No. 1 on Form 20-F/A filed with the SEC on April 26, 2010 (as amended by Amendment No. 1, the “Annual Report”).  The purpose of this Amendment is to respond to file with the SEC the Services Agreement and an Amendment to the Services Agreement.

Other than as expressly set forth herein, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Annual Report, or reflect any events that have occurred after the Annual Report was filed. The filing of this Form 20-F/A shall not be deemed an admission that the Annual Report, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

Any forward-looking statements included in this 20-F/A represent management’s view as of the filing date of the original 20-F. Such forward looking statements include statements about events and projections after the date of the filing of the original 20-F and are identified by words such as words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” or other words that convey uncertainty of future events or outcomes. Such forward-looking statements should not be assumed to be accurate as of any future date, including the date hereof. Accordingly, this 20-F/A should be read in conjunction with the “Risk Factors” and the other statements contained in the original 20-F and the Company’s other filings made with the SEC subsequent to the filing date of the original 20-F.

TABLE OF CONTENTS

	PART I	PAGE
ITEM 19	EXHIBITS

SIGNATURES

ITEM 19. EXHIBITS

Exhibit No.	Description
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

2.45
General Subordination and Assignment, dated as of March 18, 2010, by and among DAL Group LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, Chardan Capital Markets, LLC, Kerry Propper, Chardan Capital LLC,  Law Offices of David J. Stern, P.A., Stern Holding Company - PT, Inc. and Stern Holding Company - DS, Inc(incorporated herein by reference to Exhibit 2.45 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

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

4.10	Services Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.*, **
4.11	Amendment to Services Agreement, dated as of May 27, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.*, **
4.12
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

4.14
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

4.17
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

4.20
Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (incorporated herein by reference to Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.21
First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010(incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.22
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

4.24
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

4.27
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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

DJSP ENTERPRISES, INC.

By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: Chief Financial Officer

Date: June 24, 2010

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

2.45
General Subordination and Assignment, dated as of March 18, 2010, by and among DAL Group LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, Chardan Capital Markets, LLC, Kerry Propper, Chardan Capital LLC,  Law Offices of David J. Stern, P.A., Stern Holding Company - PT, Inc. and Stern Holding Company - DS, Inc(incorporated herein by reference to Exhibit 2.45 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

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

4.10	Services Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.*, **
4.11	Amendment to Services Agreement, dated as of May 27, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC.*, **
4.12
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

4.14
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

4.17
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

4.20
Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (incorporated herein by reference to Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.21
First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010(incorporated herein by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F (File No. 001-34149, Film No. 10726039), as filed with the Securities and Exchange Commission on April 2, 2010).

4.22
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

4.24
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

4.27
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