Form 20-F/A
period 2009-12-31
DJSP Enterprises, Inc.
filed 2010-07-01
CIK 1436612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 (Mark one)
FORM 20-F/A
(Amendment No. 3)

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

EXPLANATORY NOTE

This Amendment No. 3 on Form 20-F/A (the “Amendment”) amends the annual report of DJSP Enterprises, Inc. on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission (“SEC”) on April 2, 2010 and amended by Amendment No. 1 on Form 20-F/A filed with the SEC on April 26, 2010 and by Amendment No. 2 on Form 20-F/A filed with the SEC on June 25, 2010 (as amended by Amendment No. 1 and Amendment No. 2, the “Annual Report”).  The purpose of this Amendment is to respond to comments made by the SEC during their review of the Annual Report and the Company’s registration statement on Form F-1, as filed with the SEC on February 16, 2010, and subsequently filed amendments thereto, as follows:

•
Item 3.  Key Information: The Company has revised its disclosure in section D. Risk Factors, including providing additional disclosure with respect to the relationship between the Company and its CEO, the relationship between the Company and its law firm client, growth of the Company’s caseload, new rules and procedures affecting the mortgage foreclosure industry in Florida, and automatic conversion of ownership interests of the Company’s subsidiary.

•
Item 5. Operating and Financial Review and Prospects: The Company has revised its disclosure to, among other things, expand upon the comparison of 2009 results of operations to 2008 results of operations, as well as revised Unaudited Pro Forma Condensed and Combined Financial Statements.

•	Item 7. Major Shareholders and Related Party Transactions: The Company has revised its disclosure to include shareholder beneficial ownership as of a more recent date.

•
Item 10. Additional Information: The Company has revised its disclosure, including to add a more comprehensive description of  the Services Agreement between Law Offices of David J. Stern, P.C. and DJS Processing, LLC, and to provide additional tax disclosure.

•	Item 18. Financial Statements: The Company has revised the Audited Combined Carve-Out Financial Statements of DJS Processing Division and its Combined Affiliates.

We are also updating the certifications in Exhibits 12.1, 12.2, 13.1 and 13.2.

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

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

Selected Financial Data

	As of December 31,
Combined Carve-Out Balance Sheets	2009	2008	2007	2006
Cash and cash equivalents	$763,387	$1,427,588	$978,766	$69,889
Client reimbursed costs receivable	6,046,760	26,147,837	15,585,345	4,189,833
Total current assets	33,924,395	50,640,222	35,075,548	7,307,063
Total assets	38,615,915	53,794,845	37,800,142	8,726,110
Total current liabilities	24,236,337	25,679,169	12,399,408	3,537,489
Total liabilities	25,595,763	26,329,196	12,655,383	3,694,199
Total shareholder’s and member’s equity	13,020,152	27,465,649	25,144,759	5,031,911

	For the Years Ended December 31,
Combined Carve-Out Statements of Income	2009	2008	2007	2006
Revenue	$260,268,847	$199,202,701	$115,500,349	$40,392,317
Operating expenses:
Client reimbursed costs	139,059,336	92,319,306	47,613,198	16,802,800
Compensation related expenses	50,085,039	44,356,093	20,268,283	11,006,660
Direct operating expenses and general and administrative expenses	25,435,754	19,078,472	8,668,430	3,811,153
Depreciation expense	1,123,564	594,156	277,926	193,133
Total operating expenses	215,703,693	156,348,027	76,827,837	31,813,746
Operating Income	44,565,154	42,854,674	38,672,512	8,578,571
Other Income	312	31,677	16,328	—
Net income (1) (2)	$44,565,466	$42,886,351	$38,688,840	$8,578,571

(1)	The DJS Processing Division and its combined affiliates have no discontinued operations; therefore, Net Income has been provided in lieu of income from continuing operations.

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

David J. Stern, our President and Chief Executive Officer, is the sole shareholder of DJS, which is our primary law firm client. Revenues from this relationship account for approximately 94%, 97% and 98% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively.  As a result of this relationship with both us and DJS, Mr. Stern may encounter conflicts of interest in the execution of his duties on behalf of us. These conflicts may not be resolved in a manner favorable to us. For example, he may be precluded by his ethical obligations as an attorney or may otherwise be reluctant to take actions on our behalf that are in our best interests but are not in the best interests of DJS, or its clients. Further, as a licensed attorney, he may be obligated to take actions on behalf of DJS or its clients that are not in our best interests. Mr. Stern has other direct and indirect relationships with us that could cause similar conflicts including as our largest creditor. See Note 2 to the consolidated financial statements of the operating subsidiaries for a description of these relationships.  Certain of the agreements between Mr. Stern, DJS and their affiliates and the Company and its affiliates specifically provide for the manner in which these conflicts will be resolved. For instance, the DAL limited liability company agreement provides that, in the event that a majority of the members of DAL’s Board of Managers not nominated by Mr. Stern or his affiliates have a conflict of interest with respect to any matter involving DAL, they may designate another person to represent DAL with respect to that matter. Because the Company’s operations are conducted through DAL and its subsidiaries, this allows the members of the DAL Board of Managers not nominated by Mr. Stern and his affiliates to designate a party independent of Mr. Stern to represent the interests of DAL and its subsidiaries in all of DAL’s dealings with Mr. Stern and his affiliates, including as a customer, equity holder and lender. This agreement also provides that, so long as the Company owns more than fifty (50) percent of the outstanding membership interests of DAL, the DAL Board of Managers cannot take certain actions without the approval of a majority of the Company’s Board of Directors other than those nominated by Mr. Stern or his affiliates or Mr. Ruiz. Among the actions subject to this restriction are entering into, amending or waiving any contract with a member of DAL or its affiliates, such as Mr. Stern and his affiliates, declaring or making distributions, including distributions that benefit Mr. Stern or his affiliates, or amending or waiving the DAL limited liability company agreement, including amendments or waivers that benefit Mr. Stern or his affiliates. Mr. Stern’s employment agreement provides that if DJS defaults under the services agreement between DJS and DJS LLC, the Board of Managers of DJS LLC may appoint a committee of independent members of DJS LLC to direct DJS LLC’s activities in response to the default and suspend Mr. Stern’s responsibilities relating to the default. In other situations, not covered by the agreements discussed above, pursuant to the Company’s code of conduct and ethics, Mr. Stern is required to resolve conflicts of interests involving his affiliates and him that may arise from time to time under guidelines or resolutions approved by the Company’s Board of Directors, a majority of whom are independent directors under NASDAQ rules. In addition, under the Company’s Audit Committee Charter, among the duties of the Company’s Audit Committee, all of the members of which are independent directors under NASDAQ rules, are to review and approve all related-party transactions and to review and approve all payments made to the Company’s officers, directors and affiliates.

David J. Stern plays a critical role in our success and the success of DJS. Should Mr. Stern become unwilling or unable to perform his duties for either entity, it is likely that our business and results would be adversely affected to a significant degree.

Although we and DJS each have substantial management teams that are capable and experienced, the majority of the client relationships of DJS and our customer relationships were established and continue to be managed by Mr. Stern.  If Mr. Stern becomes unable or unwilling to perform his duties under his employment agreement or dies, it is possible that the client relationships of DJS, and therefore the volume of referrals that we receive from DJS, would suffer, materially reducing our revenues and profitability.

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

We have one law firm customer in Florida, DJS. Each foreclosure, bankruptcy, eviction, litigation, and other mortgage default related case file referred to DJS will typically have a fixed fee associated with it that is based on a schedule established by government sponsored entities, such as Freddie Mac and Fannie Mae. We are paid a fixed fee by DJS for the services we render to DJS. Therefore, the success of our mortgage default processing services business is tied to the number of these case files that DJS receives from its mortgage lending and mortgage loan servicing firm clients and our ability to control costs.  During calendar years 2007, 2008 and 2009, DJS referred to us case files totaling 61,480, 96,509 and 98,259, respectively. Revenues from our mortgage foreclosure segment increased in 2009, even though case referral levels only increased slightly primarily because of the timing of revenue recognition for such files, which is discussed further in the section entitled “DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations – 2009 Compared to 2008.” While there has been a slowdown in foreclosure activity in early 2010 because of recent government programs, we expect the level of case files referred to us in future quarters to increase because we believe the recent government programs to aid homeowners will have only limited success. However, such programs may have more success than we expect or new programs may be implemented that are more successful, which could reduce case file referrals to us.  You should also refer to “DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Regulatory Environment” for more information about regulatory and similar changes that could affect the volume of referrals we receive for our mortgage default processing services. There is little or no opportunity for DJS LLC to increase revenues on a per file basis unless the fee schedule that DJS has with its clients is adjusted upward. Such upward adjustments may or may not keep pace with increases in DJS LLC’s costs. Because DJS receives a fixed fee from its client, it has limited financial ability to pay increased fees to DJS LLC. As a result, if the number of referrals that we receive through DJS decreases, it would likely result in a decrease in revenues and profits for DJS LLC.  There is little or no opportunity for us to increase revenues on a per file basis unless the fee schedule that DJS has with its clients is adjusted upward. Such upward adjustments may or may not keep pace with increases in our costs. Because DJS receives a fixed fee from its clients, it has limited financial ability to pay increased fees to us. As a result, if the number of referrals that we receive through DJS decreases, it would likely result in a decrease in our revenues and profits.

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

We have experienced significant growth in caseload over the last few years and if we are unable to maintain the quality of our work-product with increasing volumes, our clients will not continue to refer us additional cases.

From 2006 to 2009, our foreclosure case load increased from 15,332 to 70,382.  This rapid increase in caseload required us to hire additional personnel to help ensure that case materials were prepared and submitted properly.  In addition, we were required to hire additional personnel to maintain our internal control over financial reporting given the substantial increase in caseload.  If we did not hire sufficient personnel in the past or if we do not or are unable to hire personnel in the future to keep pace with future growth, the quality of our work product may suffer, resulting in dissatisfaction on the part of DJS’ financial institution clients that may then choose to reduce the amount of business they conduct with DJS which would result in reduced business for us. In addition, failure to adequately staff our operations in light of increased caseload could put stress on our internal control over financial reporting which could compromise its effectiveness.

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

In connection with the Transaction, we and our subsidiaries issued approximately $103 million of debt (of which David J. Stern, our Chairman, President and Chief Executive Officer, and his affiliates are the largest creditors ($87.5 million)) and subsequently entered into a $15 million revolving line of credit with Bank of America, which, if we defaulted on the payments related to such debt, could result in our lenders (including Mr. Stern and/or his affiliates) acting to acquire our assets in satisfaction of the debt and our ceasing operations.

In connection with the Transaction, we and our subsidiaries issued approximately $103 million of debt of which David J. Stern, our Chairman, President and Chief Executive Officer, and his affiliates are the largest creditors ($87.5 million). In addition, we subsequently entered into a $15 million revolving line of credit with Bank of America which is secured by substantially all of our assets. The issuance of this debt resulted in our having negative equity and retained earnings post-Transaction. In addition, if we are unable to make payments on such debt, our lenders may take action to seize our assets in satisfaction of our debt. If this were to occur, we might not be able to continue running our business and be forced to cease operations.

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

The Supreme Court of Florida has recently taken steps to insure that proper documentation is filed in foreclosure actions, and if DJS does not comply with the new rules and procedures the foreclosure actions on which they are working may be dismissed, which may result in DJS receiving fewer referrals, and, since they are our primary client, reduced revenues for us.

The Supreme Court of Florida has recently taken an active role in ensuring that proper documentation is filed in a foreclosure action by amending several rules of civil procedure and pertinent forms related to foreclosure actions filed in Florida.  The amendments are aimed at addressing certain concerns courts have recently had regarding foreclosure filings and create more stringent standards to be followed by plaintiffs and plaintiffs’ counsel.  DJS, our primary client, has taken certain steps to insure that the more stringent standards are met.  However, DJS may not be successful in complying with these new rules.  If DJS is not successful in doing so, they may receive fewer cases to work on from their  financial institution clients, and, since they provide us with the vast majority of the cases on which we work, our case-load would significantly decline as well.  Any significant reduction in our caseload will significantly reduce our revenues and results of operations.

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

Purchasers of Chardan 2008 shares may also be entitled to rescission on the grounds that the Business Combination did not involve a company whose principal operations are in China.

In the prospectus that Chardan 2008 used to consummate its initial public offering, Chardan 2008 stated that it intended to enter into a business combination with a company whose principal operations are in China. Although the management of Chardan 2008 considered a business combination with a number of companies that met that description, it determined that the Business Combination was an alternative that was more beneficial to Chardan 2008’s shareholders than any of the China-based opportunities. However, as a result of this change in strategy, the public shareholders who acquired their shares before we announced the intention to engage in the Business Combination could assert claims to rescind their purchase, including a right to receive the difference between the value of the shares that they hold and the value that the shares would have had if Chardan 2008 had entered into a business combination with a company based in China. We cannot predict whether any shareholders will bring such claims, how many might bring them, the extent to which might be successful or the amount of any possible recovery by them. Although it is not possible to estimate potential damages to us, if we assumed that the shares had a value of $0, then the potential maximum amount of rescission claims would be $8.00 per share plus interest, or an aggregate of approximately $55 million plus interest.

Risks to Our Shareholders

If our outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market.  ”Market overhang” from the warrants as a result of that potential dilution could reduce the market price of the ordinary shares.

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

If certain price targets are met, up to 3,900,000 Series B Preferred Units of DAL Group LLC, our subsidiary, will be automatically exchanged for common units of DAL Group, LLC, which will then be convertible into our ordinary shares, which  will be eligible for future resale in the public market. “Market overhang” from the Series B Preferred Units as a result of that potential dilution could reduce the market price of the ordinary shares.

DAL Group LLC issued 3,900,000 Series B Preferred Units in connection with our acquisition of it.  The Series B Preferred Units are automatically exchangeable for common units of DAL Group LLC if our share price reaches certain thresholds.  Once converted into common units of DAL Group LLC, beginning January 15, 2011, once certain conditions are met, the common units will be convertible into our ordinary shares.  If they are converted, a substantial additional number of our ordinary shares will be eligible for resale in the public market, which may reduce the market price. On March 23, 2010 the 750,000 Series B-1 Preferred Units converted into DAL Group LLC common units. On May 3, 2010, the 750,000 Series B-2 Preferred Units also converted into common units of DAL Group LLC.

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

2009 Compared to 2008

Revenues increased by $61.1 million, or 30.7%, for 2009, as compared to 2008 primarily due to revenues from client-reimbursed costs increasing by $46.8 million to $139.1 million in 2009, as compared to $92.3 million in 2008 and, to a lesser extent and as discussed further below, as a result of the increase in mortgage foreclosures related activities in our principal market, Florida, and as a result of the expansion of our REO business. For 2009, we received 70,382 foreclosure files, compared to 70,328 foreclosure files received in 2008. The number of foreclosure files received in 2009 was impacted by the slowdown in foreclosure files while banks work through the programs discussed in the “Recent Developments Regulatory Environment” section above. We anticipate that the programs mentioned above will result in additional fee revenues for us in areas of loan modifications and loss mitigations. Additionally, unless the real estate market and unemployment improve, many of the loans that are in the modification process will likely result in re-default, thus increasing our foreclosure volume.  According to the Mortgage Bankers Association (“MBA”) National Delinquency Survey, the percentage of loans in the foreclosure process at the end of the fourth quarter was 4.58%, an increase of 11 basis points from the third quarter of 2009 and 128 basis points from one year prior. The combined percentage of loans in foreclosure or with at least one payment past due nationally was 15.02 % on a non-seasonally adjusted basis, the highest ever recorded in the MBA delinquency survey.  According to RealtyTrac, over 3.5 million homes are expected to enter some phase of foreclosure nationally this year.  Florida continues to be the worst state in terms of delinquencies.  Approximately 20.4% of Florida mortgages are 90 days or more past due or already in the process of foreclosure according to MBA’s chief economist.

Revenues from client-reimbursed costs increased due primarily to an increase in foreclosure filing fees which, due to changes in Florida law, over the course of 2009 increased by up to approximately 400%.

During 2009, revenues from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $7.2 million, or 7.0% to $110.0 million, compared to $102.8 million for 2008.  This consists of (i) an increase in revenues from DJS LLC’s mortgage foreclosure segment, net of revenue from client reimbursements, of $10.3 million, or 13.3%, to $87.8 million for 2009, compared to $77.5 million for 2008 which is primarily due to the increase in foreclosure files received in 2008 over 2007.  The estimated average processing time for all foreclosure files, except those cases that are fully litigated, ranges from 220 to 240 days.  The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones.  This results in the total revenue for any given case file being recognized over a period that averages approximately eight months.  Therefore, revenue for any given year is determined, in part, by the volume of files in the latter months of the previous year.  Because foreclosure case volumes were up in the latter part of 2008 over the same period in 2007, revenues from mortgage foreclosure related services in 2009 increased over 2008 revenues, even though the number of foreclosure file referrals remained constant from 2008 to 2009.  The increase in revenue is also attributable to an increase in the number of REO closings processed during 2009 accounting for a net increase of $2.7 million as well as a net increase in other services provided by the mortgage foreclosure segment such as those related to bankruptcy which increased by $0.8 million.  Fees for these services are recognized on a much more current basis than are those related to mortgage foreclosure services.  These increases were partially offset by a decrease in the revenues from PTA LLC’s title related services of $3.1 million, or 12.4%, to 22.2 million for 2009, compared to $25.3 million for 2008 due to a decrease in the fee per mortgage foreclosure file, permitted to be charged to clients and certain clients requiring the use of other title service providers.

During 2009, DSI LLC’s REO liquidation business became an increasingly significant source of revenue, generating approximately 9.4% of our total revenue excluding client costs during that period, and it was a leading cause of the increase in revenues during that period. In 2009, we produced revenues of $11.2 million compared to revenue of $4.1 million for 2008, representing a 175% growth from the previous period. We intend to offer DSI LLC services to additional customers as a means of increasing its contribution to revenues and profits. As an added benefit resulting from the increase in the share of the revenues produced by DSI LLC, because these REO services follow the completion of the foreclosure process, they will have the effect of helping to sustain our revenues even if foreclosure volumes stabilize or begin what is expected to be a slow decline following 2012.

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

The services PTA LLC provides take on average 10 to 14 days to complete while a bill is remitted immediately upon receiving a file.  As a result, an estimated amount of deferred revenue is recorded relating to this category of services.  Historically, the factors used to determine the deferred revenue estimate, such as the volume of files related to these services, has remained fairly constant and since the deferred revenue amount is also immaterial, the amount recorded as an estimate of deferred revenue has remained unchanged.  This was true for calendar years 2007 and 2008, during which time the amount remained unchanged at $263,900.  In late 2009, volumes decreased sufficiently to warrant a change in the amount of deferred revenue from $263,900 to $225,063.

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

DJSP ENTERPRISES, INC. (FORMERLY KNOWN AS CHARDAN 2008 ACQUISITION CORP.)
AND DJS PROCESSING DIVISION AND COMBINED AFFILIATES
Unaudited Pro Forma Condensed Combined Balance Sheet
Year Ended December 31, 2009
(In thousands of U.S. Dollars, except share and per share amounts)

	DJSP Enterprises, Inc.	DJS
	(formerly known as	Processing
	Chardan 2008	Division
	China	and	Pro Forma				Pro Forma
	Acquisition	Combined	Adjusting and Eliminating Entries				Combined
	Corp.)	Affiliates	Debit		Credit		Companies

Assets
Current assets:
Cash	$23	$763	10,500	(4)	3,568	(7)	$3,360
			15,589	(11)	4,198	(9)
					15,750	(11)
Funds held in trust	54,302	-			54,302	(1)(9)	-
Accounts receivable	-	33,074			-		33,074
Prepaid expenses and other current assets	1,364	87			-		1,451
Total current assets	55,689	33,924					37,884
Equipment and Leasehold Improvements, net		4,692					4,692
Total assets	$55,689	$38,616					$42,576

Liabilities
Current liabilities:
Accounts payable - reimbursed client costs	$-	$6,047					$6,047
Accounts payable	1,401	1,506					2,907
Current portion of capital lease	-	192					192
Deferred revenue	-	225					225
Due to related party	125	-					125
Accrued expenses	-	1,201	3,568	(7)	8,838	(8)	6,470
Accrued compensation	-	1,863					1,863
Current portion of deferred rent	-	1,020					1,020
Deferred underwriting fees	1,430	-	1,430	(3)			-
Notes Payable & Client Trust Account - Current	-	13,203	15,750	(11)	2,547	(2)	-
Total current liabilities	2,957	25,256					18,849

Deferred rent, less current portion		78					78
Capital lease obligation, less current portion		262					262
Senior Secured Notes	-	-			15,589	(11)	15,589
Due to Related Party - Stern Notes	-	-			87,469	(9)	87,469
Total liabilities	2,957	25,596					122,247

Ordinary shares, subject to possible redemption	18,985	-	18,985	(5)			-
							-
Stockholders’ equity							-
Preferred shares Series A, $0.0001 par value	-	-					-
Preferred shares Series B, $0.0001 par value	-	-					-
Ordinary shares, $0.0001 par value	1	1					2
Additional paid-in capital	34,253	8,671	8,838	(8)	18,985	(5)	61,948
			507	(10)	1,430	(3)
			2,547	(2)	10,500	(4)
Retained earnings	(507)	4,348	145,969	(9)	507	(10)	(118,455)
					23,166	(6)
Total DJSP Enterprises, Inc.’s equity	33,747	13,020					(56,505)
Noncontrolling interest	-	-	23,166	(6)			(23,166)
Total Equity	33,747	13,020					(79,671)
Total liabilities and stockholders’ equity	$55,689	$38,616					$42,576

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To liquidate investments held in trust.

(2)	To adjust actual closing payments on line of credit to amount outstanding at balance sheet date and to eliminate client trust accounts which were not transferred in the Transaction.

(3)	To record payment of deferred underwriting fees of $1,430 as part of Footnote (8).

(4)	To record $10,500 gross proceeds of a simultaneous to close Private Placement equity investment in DJSP Enterprises, Inc. of 1,500 shares at $7.00 per share.

(5)	To reclassify ordinary shares no longer subject to redemption, and related deferred interest, because substantially all shareholders approve of the proposed acquisition.

(6)
This amount represents the net assets attributable to the combined noncontrolling ownership interests of DAL. The noncontrolling interests of DAL exist following the Transaction due to the ownership by the Stern Contributors and Existing Members of DAL.  Each owns a combination of either DAL common units, DAL Series A preferred units, and/or DAL Series B preferred units.  This ownership represents a combined 29.05% of DAL.  Refer also to footnote 12 of the pro forma balance sheet for additional details of this ownership and the units related to the noncontrolling ownership interests.  The ownership percentages and equity allocations for the members of DAL, on a pro forma basis, as of the closing date of the Transaction, are summarized below.

Member	Ownership Interest	Equity Allocation
DJSP Enterprises	70.95%	$56,579
Stern Contributors	19.07%	$15,207
Existing Members	9.98%	$7,958
Total	100.00%	$79,744

(7)	To record payment of costs related to the Transaction.

(8)	To accrue balance of estimated costs of raising capital based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Investment banking fees	$4,800
Financial due diligence	115
Legal fees	3,220
Accounting fees	296
Out of pocket fees	134
Other fees	271
Total estimated costs	8,838
Less costs incurred to-date	-
Balance to accrue	$8,838

Total estimated costs includes contingent underwriters fees of approximately $2,200 that are payable upon consummation of the Transaction. These costs were originally incurred in connection with DJSP Enterprises, Inc.’s initial public offering and were recorded in Additional Paid-In Capital but will be subsequently recorded as an expense.

(9)	To record the cash consideration purchase price, which represents an acquisition by DAL of the Stern Contributors’ interest in the operating subsidiaries DJS LLC, PTA LLC, and DSI LLC:

Cash Consideration Purchase Price	$145,969
Less: Stern Note	52,469
Less: Post-Closing Cash	35,000
Initial Cash	$58,500
Deferred consideration - Stern Notes	87,469

The cash consideration paid in excess of the carrying value of the equity interest sold of $132,949 represents a special distribution to the Stern Contributors.

(10)	To eliminate historical retained earnings of accounting acquiree.

(11)	To reflect a senior secured round of private financing at 15% to replace the existing line of credit until a new line of credit could be established at DJS Processing, LLC.

(12)
Upon this Transaction, David J. Stern, the Law Offices of David J. Stern (“DJS”), Professional Title and abstract Company of Florida, Inc. (“PTA”) and Default Servicing, Inc. (“DSI”) transferred all of their non-legal business and assets to DJS LLC, PTA LLC and DSI LLC, respectively. Mr. Stern, DJS, PTA and DSI (the “Stern Contributors”) then transferred all of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL. In consideration for their contribution of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL, the Stern Contributors received from DAL the following: (i) $58,500,080 in cash; (ii) $52,469,000 in a promissory note issued by DAL to DJS (the “Stern Deferral Note”); (iii) 1,200,000 DAL Common Units; (iv) 1,666,667 DAL Series A Preferred Units; (v) 3,133,333 DAL Series B Preferred Units; and (vi) the right to receive $35 million in post-closing cash. As a result of the Transaction, DAL acquired membership interests in the three limited liability companies (DJS LLC, PTA LLC and DSI LLC) that together constitute a provider of non-legal residential mortgage foreclosure processing and other services, principally in the state of Florida. DAL did not acquire any portion of such companies that involves the provision of legal services. Following the Transaction, the existing members of DAL, FlatWorld DAL LLC (“FlatWorld”) and Fortuna Capital Partners LP (“Fortuna”), held (i) an aggregate of 1,500,000 Common Units of DAL and (ii) an aggregate of 766,667 Series B Preferred Units in DAL. Immediately following the closing of the Transaction, Fortuna transferred its membership interest in DAL to FlatWorld; FlatWorld then immediately transferred its resulting membership interest, 60% to Nagina Partners LLC (“Nagina”) and 40% to Jeffrey A. Valenty (“Valenty”).

The issuance of Series B units by DAL to the Stern Contributors and Existing Members will expire unless the below share price targets for the Company’s ordinary shares are met for at least 10 out of 30 trading days:

Subclass	Conversion	Price	Number of Units
Series B Preferred	1	$10.00	750,000
Series B Preferred	2	$12.50	750,000
Series B Preferred	3	$15.00	800,000
Series B Preferred	4	$17.50	800,000
Series B Preferred	5	$20.00	800,000

Upon meeting the share price target, the Series B units are automatically exchanged for common units of DAL and will subsequently be convertible into DJSP Enterprises ordinary shares on a 1:1 basis. If after 60 months following the closing of the Transaction any portion of the Series B units have not been exchanged for DAL common units, DAL will have the right to redeem the unconverted Series B units by paying the holders $0.001 per unit.  The Series B-1 preferred units converted into common units on March 23, 2010. The Series B-2 Preferred Units converted into Common Units on May 3, 2010.

The Transaction was accounted for as a reverse recapitalization, due to, among other things, the fact that the owner of DJS, PTA and DSI will have significant representation on the Board of Directors (initially four out of seven members), and the management of the acquired business became the management of DAL and the Company. This treatment also disregards DAL for accounting purposes for the reason that it serves principally to issue equity interests in connection with the Transaction, and it did not have significant operations prior to its role in the Transaction, along with the fact that the equity interests in DAL held by the Stern Contributors and the then existing members of DAL and their assignees are exchangeable for comparable securities in the Company. Because the owner of DJS, PTA and DSI is considered to be in control of the Company and DAL, the assets were contributed to DAL in exchange for the units described above at the net assets’ cost due to the entities involved in the Transaction being under common control.  Refer to footnote 6 of the pro forma balance sheet for the equity interest components of DAL. The calculation of the noncontrolling interest assumes Series A and B units of DAL are outstanding.  Since the Series A and B units are convertible on a 1:1 basis to common units, the noncontrolling interest was computed by providing equal weighting to the Series A and B units as compared to the common units resulting in a noncontrolling interest of 29.05% of DAL.

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

(D)
As disclosed in the proxy statement for the Transaction filed as exhibit 99.1 to a Form 6-K filed on December 29, 2009, because DJSP Enterprises, Inc. acquired a company outside of China, even though it indicated an intent to only acquire a company operating in China in its initial public offering, it is possible that shareholders who owned shares at the closing of the Transaction issued in DJSP Enterprises, Inc.’s initial public offering could assert claims against DJSP Enterprises, Inc. for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her ordinary shares pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the shares, in exchange for surrender of the shares or, to the extent they disposed of the shares, damages to the extent of the difference between the total amount paid for his or her shares and total amount received upon the sale of their shares). DJSP Enterprises, Inc. cannot predict whether any shareholders will bring such claims, how many might bring them, the extent to which they might be successful or the amount of any possible recovery by them. As such, DJSP Enterprises, Inc. has not recorded a liability for such possible claims for rescission.

Net income per ordinary share-basic is calculated by dividing Net income attributable to DJSP Enterprises by the Weighted average number of ordinary shares outstanding-basic.

Net income per ordinary share-diluted is calculated by dividing Net income by the Weighted average number of ordinary shares outstanding-diluted.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth, as of June 15, 2010, except as otherwise provided in the footnotes to the table, certain information regarding beneficial ownership of the Company’s ordinary shares by each person who is known by the Company to beneficially own more than 5% of the Company’s ordinary shares. The table also identifies the share ownership of each of the Company’s directors, each of the Company’s executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. The Company’s major shareholders do not have different voting rights than any other holder of the Company’s ordinary shares.

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

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary shares (2)
David J. Stern	4,435,966	(3)	35.36%
Kumar Gursahaney	0		0
Nicholas H. Adler	8,000	(4)	*
Stephen J. Bernstein	0		0
Mark P. Harmon	0		0
Jerry Hutter	0		0
Matthew S. Kayton	16,959		*
Juan V. Ruiz	0		0
All Directors and Officers as a Group (8 persons)	4,460,925	(3),(4)	35.55%
Kerry Propper (5)	4,435,966	(3)	35.36%
Royale Holdings (6)	4,435,966	(3)	35.36%
Costa Brava Partnership III L.P. (7)	1,460,000		12.90%
Craig Samuels (8)	1,068,600		9.6%
South Ferry #2, LP (9)	657,143		6.16%

* Less than one percent

(1)	Unless indicated otherwise, the business address of each of the individuals is 900 South Pine Island Road , Suite 400, Plantation, Florida 33324.

(2)	Based on 10,663,866 ordinary shares of the Company issued and outstanding as of May 10, 2010.

(3)
Includes of ordinary shares and ordinary shares underlying warrants (exercisable at $5.00 per share which expire at 5:00 p.m., New York City time, on August 11, 2012) owned by parties to a Voting Agreement (the “Voting Agreement”) as follows:

•	Kerry Propper: 321,107 ordinary shares and 397,068 warrants;
•	Steve Urbach: 136,713 ordinary shares and 170,540 warrants;
•	Jonas Grossman: 81,296 ordinary shares and 101,442 warrants;
•	George Kaufman: 27,708 ordinary shares;
•	Todd Gold: 5,542 ordinary shares;
•	Jiangnan Huang: 261,427 ordinary shares and 220,000 warrants;
•	Royale Holdings: 661,693 ordinary shares;
•	Dr. Richard D. Propper: 186,528 ordinary shares and 400,000 warrants;
•	Paula Beharry: 130,713 ordinary shares and 30,000 warrants;
•	Daniel Beharry: 130,713 ordinary shares and 70,000 warrants;
•	Li Zhang: 130,713 ordinary shares and 400,000 warrants;
•	Li Ping He: 130,713 ordinary shares;
•	Li Gong: 25,000 ordinary shares and 30,000 warrants;
•	Dr. Jianjun Shi: 25,000 ordinary shares and 30,000 warrants;
•	Xiaosong Zhong: 25,000 ordinary shares and 30,000 warrants;
•	Carman Ramirez: 20,000 ordinary shares;
•	Edward Carter: 5,000 ordinary shares;
•	Ida Carter: 5,000 ordinary shares; and
•	David J. Stern, jointly with his wife, Jeanine A Stern: 254, 000 ordinary shares.

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

(4)	Consists of 1,500 ordinary shares and 6,500 warrants.

(5)	Kerry Propper’s business address is c/o Chardan Capital Markets, LLC; 17 State Street; Suite 1600; New York, NY 10004.

(6)	Michael Walas has voting and investment control over the ordinary shares owned by Royale Holdings. Royale Holdings’ address is c/o Chardan Capital, LLC, 402 W. Broadway, Suite 2600, San Diego, CA.

(7)
Based on Schedule 13G jointly filed on June 14, 2010 by Costa Brava Partnership III L.P., a Delaware limited partnership; Roark, Reardon & Hamot, LLC, a Delaware limited liability company; and Seth W. Hamot (collectively, “The Costa Frava Filers”). The business address of the Costa Brava Filers is 420 Boylston Street, Boston, MA 02116. Seth W. Hamot is the president and managing member of Roark, Reardon & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.

(8)
The information relating to Craig Samuels is derived from a Schedule 13G/A dated February 1, 2010, filed by Mr. Samuels with the SEC. Mr. Samuels business address is 13990 Rancho Dorado Bend, San Diego, California 92130.

(9)
Based on the Schedule 13G jointly filed on January 25, 2010 by South Ferry #2, L.P., a Delaware limited partnership, Aaron Wolfson, Abraham Wolfson and Morris Wolfson (collectively, the “South Ferry Filers”). The business address of the South Ferry Filers is One State Street Plaza, 29th Floor, New York, New York 10004. Aaron Wolfson and Abraham Wolfson are the general partners of South Ferry #2, L.P., and Morris Wolfson is the portfolio manager of South Ferry #2, L.P.

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

PART II

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

Such units were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to sophisticated, wealthy individuals. No underwriting discounts or commissions were paid with respect to such sales.

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

The services to be provided initially by DJS LLC under the Services Agreement are processing services for foreclosures, bankruptcy, evictions, closings, monitoring of junior lien positions, loss mitigation and litigation, each of which has a specific fee amount agreed upon by DJS LLC and DJS. The initial fee amounts for each of the services provided by DJS LLC in the Services Agreement were negotiated and agreed upon by Chardan 2008 and DJS on an arms-length basis in connection with the closing of the Transaction. The amount of the initial fees charged was based upon the cost expected to be incurred by DJS LLC, plus a profit component to compensate DJS LLC for its services and investments to provide the services. In May 2010, DJS LLC and DJS agreed to increase the fee amounts payable to DJS LLC to reflect increased costs incurred by DJS LLC in performing the services and additional services required to be provided by DJS LLC as a result of changes in the foreclosure process due to various government programs discussed under “DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” and changes in court requirements. The revised fee schedule was approved by DJSP’s Audit Committee, which consists of only independent directors, and Mr. Stern did not participate on behalf of DJS LLC or DJSP in setting the revised fee schedule. At this time, DJS LLC does not provide these services to parties other than DJS and so the fees were not set based upon fee levels negotiated with parties other than Chardan 2008.

Either party to the Services Agreement may propose a change to the fees as a result of changes in law, demands of DJS’ clients, performance requirements, best practices of costs to provide the services.  In the event such a change is proposed, the Services Agreement provides that negotiations of the fees on behalf of DJS LLC shall be handled by a person, designated by a majority vote of the members of DJS LLC’s Board of Managers, who is not an owner, officer, employee or agent of DJS, specifically excluding Mr. Stern from conducting the negotiations on behalf of DJS LLC.  If DJS LLC and DJS cannot agree on an amended fee schedule, then the matter will be referred to a nationally recognized independent firm of public accountants selected by DJS LLC and DJS to determine the appropriate amendment to the fee schedule, which determination is binding on the parties.  The determination will be made based upon the amount the accounting firm reasonably determines is required to fairly compensate DJS LLC for the services to be provided, taking into consideration the relevant reasonable economic expectations of each of the parties when they entered into the Services Agreement and the economic needs of DJS in order for it to provide legal services to its clients in accordance with applicable law.  Adjustments to the fees will be retroactive to the date a party first requested an adjustment.  The fee schedule is subject to adjustment not more than twice each calendar year.

DJS is obligated to pay DJS LLC for services within five (5) business days after DJS receives payment from its clients for the related services provided by DJS, but in any event within ninety (90) days after the date of DJS LLC’s invoice to DJS.  DJS LLC may invoice DJS for a foreclosure services on a file as follows:  75% when DJS is permitted to provide its first invoice to its client or, if sooner, sixty (60) days after the file is referred to DJS LLC, and 25% when DJS is permitted to invoice its client for the rest of its fee or, if sooner, three hundred thirty (330) days after the file is referred to DJS LLC.  All other service fees are invoiced by DJS LLC when DJS is permitted to invoice its client or, if sooner, ninety (90) days after the file is referred to DJS LLC.

DJS LLC incurs and pays for all third party expenses and disbursements required in connection with the provision of services under the Services Agreement, such as court filing fees and costs, and third party costs such as notice publication and posting, service of process, and title searches and insurance.  DJS is required to reimburse DJS LLC for such third party expenses and disbursements within five (5) business days after DJS receives payment of such expenses and disbursements from its clients.

The Services Agreement also provides DJS LLC with a right of first refusal to provide additional services required by DJS if DJS LLC and DJS can reach mutual agreement on the terms and conditions for the provision of those services, DJS LLC demonstrates its ability to provide the services to the reasonable satisfaction of DJS and DJS LLC is permitted by applicable law to provide the services.

DJS is not obligated to use DJS LLC’s services for files if it is prohibited form doing so by a client or applicable law or if DJS LLC fails to cure breaches of the performance metrics.  Currently, none of DJS’ files are subject to such exclusions.  In the event that a DJS file became subject to such an exclusion, DJS would be required to pay DJS an access fee that permits DJS to access DJS LLC’s systems to handle and process the file itself.  In addition, after the Services Agreement terminates, DJS is required to pay DJS LLC the access fee to continue to use DJS LLC’s systems to process files than in progress.  DJS is not paying DJS LLC any access fees at this time.  The access fee amounts for each of the services provided by DJS LLC in the Services Agreement were negotiated and agreed upon by Chardan 2008 and DJS on an arms-length basis in connection with the closing of the Transaction.

DJS granted DJS LLC a security interest in its accounts receivable and work in process to secure DJS’ obligations under the Services Agreement.

Under the terms of the Services Agreement, DJS LLC will be obligated to make payments to DJS for the first four years of the term of the Services Agreement, in the event that DJS does not earn at least $2 million of EBITDA during each year, subject to certain adjustments and conditions (“Guaranteed Payment”) in exchange for supervisory services performed by DJS personnel for DJS LLC.

For purposes of calculating the amount due to DJS as a Guaranteed Payment in any year, DJS’ EBITDA for the year is adjusted to remove the impact of gains or losses from the sale of assets and other gains or losses treated as extraordinary items for purposes of GAAP, reduced to reflect additional reserves for uncollectible accounts receivable to the extent not already included and increased in the event that the following expenses of DJS exceed $2,000,000:  (i) travel and promotion, (ii) compensation, benefits and payments to Mr. Stern and his affiliates in excess of $401,218, (iii) real estate rental expenses in excess of those paid to DJS LLC, and (iv) increases in DJS’ attorney compensation as a result of declines in efficiency, measured by the number of files handled per attorney, and increases in attorney salary and bonus.  An estimated payment of $166,667 is to be paid by DJS LLC to DJS each month in payment of the Guaranteed Payment, with DJS repaying DJS LLC the amount if its adjusted EBITDA for that month, up to the $166,667 received.  At each year end, there will be a final true-up of the amount due to DJS by DJS LLC, if any, as a Guaranteed Payment based upon DJS’ audited financial statements for the year, with DJS repaying to DJS LLC any excess payments it received during the year and DJS LLC paying DJS any shortfall.  DJS was not required to make any payments to DJS LLC in the first quarter of 2010 because DJS’ monthly adjusted EBITDA exceeded $166,667 for each of those months.

The amount of the Guaranteed Payments made by DJS LLC to DJS under the Services Agreement in future periods , if any, are not yet known and are expected to vary.

The Services Agreement can be terminated by any party upon written notice to the other party of a material breach that remains uncured for one hundred twenty (120) days.  If the termination is due to a non-monetary breach by DJS, DJS can require DJS LLC to continue to provide services for up to six (6) months to permit DJS to transition services to another provider.  DJS LLC will also be required to complete work on all files in process, if requested by DJS, upon termination of the Services Agreement in consideration of continued payment of the scheduled fees for such files.  DJS LLC and DJS have agreed to indemnify and hold harmless one another for their gross negligence, willful misconduct, errors or omissions or breach of the Services Agreement.  DJS has agreed not to compete with DJS LLC during the term of the Services Agreement and for two years thereafter (unless termination is due to a material breach by DJS LLC) or to solicit or employ DJS LLC’s employees during that period, except that DJS may continue to provide such services on files excluded form the Services Agreement.  Such restrictions cannot restrict DJS from practicing law under applicable rules regulating the practice of law.

Management is unable to determine at this time how the terms of the Services Agreement, including the fees charged to DJS, would compare to the terms of a similar agreement entered into with an unaffiliated party and so the fees charged to DJS could be significantly less than what DJS LLC would charge an unrelated party for the same services.

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

FlatWorld Consulting LLC  and Chardan Capital Markets, LLC Consulting Agreement and Other Fees

DAL and FlatWorld Consulting LLC, an affiliate of FlatWorld Capital, Nagina, Valenty, Gupta, FlatWorld and Fortuna, entered into an agreement to provide ongoing consulting services to DAL for three years following the first anniversary after the closing of the acquisition (the “Management Services Term”). FlatWorld Consulting LLC will be paid a monthly amount of $111,111.11 during the Management Services Term. In addition, DAL will pay FlatWorld Consulting LLC a 2% acquisition fee based on the total enterprise value of any acquisition made by DAL post-closing for which FlatWorld has acted as a financial intermediary. The agreement provides for FlatWorld Consulting LLC to provide DAL with management consulting services consistent with those services generally performed by middle-market private equity firms for their portfolio companies, as DAL may reasonably request from time to time. Such services could include advising DAL regarding acquisition strategy, potential acquisition candidates, financing strategy, business development and growth strategy, and specific growth and strategic operational initiatives.

Chardan Capital, LLC, an affiliate of Chardan 2008’s chairman, Zhang Li, was entitled to receive the $2 million Chardan Capital Fee when the Transaction closed. Beginning in January 2011, Chardan Capital, LLC will also receive $40,000 per month under a management consulting agreement with DAL. Mr. Zhang would derive a direct benefit from the payment of those fees.

D. Exchange Controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following is a general summary of certain material BVI and U.S. federal income tax considerations for U.S. holders of our securities.  The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular current or prospective shareholder.  The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are  subject to change or different interpretations, possibly with retroactive effect.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder based on such holder’s individual circumstances.  In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

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

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein.  The IRS may disagree with the description herein, and its determination may be upheld by a court.  Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Such distribution in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States, only if they are listed on certain exchanges, which presently include NASDAQ. Although our ordinary shares are currently listed and traded on NASDAQ, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants.  Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “—Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. If a warrant is exercised other than by the payment of the exercise price in cash, the tax treatment of such an exercise may vary from that described above. U.S. Holders should consult their own tax advisors regarding the tax treatment of such an exercise.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

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

Based on the expected composition of the assets and income of us and DAL for the 2010 taxable year, we do not expect to be treated as a PFIC for our 2010 taxable year. However, our actual PFIC status for our 2010 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2010 taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

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

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.  Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

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

I. Subsidiary Information

Not applicable.

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

/s/ McGladrey & Pullen, LLP

Orlando, Florida
April 1, 2010, except for Note 10, as to which the date is April 22, 2010

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$763,387	$1,427,588
Accounts receivable
Related party
Client reimbursed costs	6,046,760	20,425,337
Fee income, net	15,636,734	15,189,550
Unbilled receivables	10,591,850	11,210,565
Total related party accounts receivable	32,275,344	46,825,452
Fee income receivable, net	798,350	2,340,250
Total accounts receivable	33,073,694	49,165,695
Prepaid expenses	87,314	46,939
Total current assets	33,924,395	50,640,222
Equipment and leasehold improvements, net (Note 3)	4,691,520	3,154,623
Total assets	$38,615,915	$53,794,845

LIABILITIES AND SHAREHOLDER'S AND MEMBER'S EQUITY
Current Liabilities
Accounts payable – client reimbursed costs	$6,046,760	$20,425,337
Accounts payable	1,505,861	742,601
Accrued compensation	1,863,436	2,207,094
Accrued expenses	1,200,650	976,643
Current portion of capital lease obligations (Notes 3 and 4)	191,786	217,095
Deferred revenue	225,063	263,900
Due to related party	—	25,035
Client trust account	239,310	—
Notes payable	2,307,221	—
Line of credit	10,656,250	—
Total current liabilities	24,236,337	24,857,705
Deferred Rent (Note 5)	1,097,726	959,323
Capital Lease Obligations, less current portion (Notes 3, and 4)	261,700	512,168
Total liabilities	25,595,763	26,329,196
Commitments and Contingencies (Notes 4, 5 and 7)
Shareholder's and Member's Equity
Common stock	1,000	1,000
Retained earnings	4,348,342	7,608,920
Member's equity	8,670,810	19,855,729
Total shareholder's and member's equity	13,020,152	27,465,649
Total liabilities and shareholder's and member's equity	$38,615,915	$53,794,845

The accompanying notes are an integral part of these combined carve-out financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT STATEMENTS OF INCOME
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Revenue:
Foreclosure and related services, related party	$104,879,187	$99,952,361	$65,209,835
Foreclosure and related services, third parties	5,109,500	2,857,800	987,075
Real estate owned liquidation services	11,220,824	4,073,234	1,690,241
Client reimbursed costs, related party	139,059,336	92,319,306	47,613,198
Total Revenue:	260,268,847	199,202,701	115,500,349
Operating expenses:
Client reimbursed costs, related party	139,059,336	92,319,306	47,613,198
Compensation related expenses	50,085,039	44,356,093	20,268,283
Direct operating and general and administrative expenses	25,435,754	19,078,472	8,668,430
Depreciation expense	1,123,564	594,156	277,926
Total operating expenses	215,703,693	156,348,027	76,827,837
Operating Income	44,565,154	42,854,674	38,672,512
Other Income	312	31,677	16,328
Net Income	$44,565,466	$42,886,351	$38,688,840

The  accompanying notes are an integral part of these combined carve-out financial statements

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of the Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT STATEMENTS OF CHANGES IN SHAREHOLDER'S
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

2.6	Amendment to Registration Rights Agreement, dated as of January 15, 2010, by and among the Company and certain existing shareholders signatory thereto. (2)

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

Exhibit No.	Description

2.12
Amendment to Private Placement Warrant Escrow Agreement, dated as of January 15, 2020, by and among Continental Stock Transfer & Trust Company, the Company, and certain purchasers of the private placement warrants.  (2)

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

2.43	Loan Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC. (2)

2.44	Security Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC. (2)

2.45
General Subordination and Assignment, dated as of March 18, 2010, by and among DAL Group LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, Chardan Capital Markets, LLC, Kerry Propper, Chardan Capital LLC,  Law Offices of David J. Stern, P.A., Stern Holding Company - PT, Inc. and Stern Holding Company - DS, Inc.  (2)

2.46	Form of Security Agreements by and between Bank of America, N. A. and each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC. (2)

2.47	Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC. To Bank of America, N. A. (2)

Exhibit No.	Description

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

4.4	Stern Confidentiality and Noncompetition Agreement, dated as of January 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, the Company, and David J. Stern. (2)

4.5
Employment Agreement of Kumar Gursahaney, dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney.  (2)

4.6
Gursahaney Confidentiality and Noncompetition Agreement dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney.  (2)

4.7
Employment Agreement of Matthew S. Kayton, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton.  (2)

4.8
Kayton Confidentiality and Noncompetition Agreement, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton.  (2)

4.9
2009 Equity Incentive Plan, effective January 11, 2010 (incorporated herein by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.10	Services Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC. (3), (4)

4.11	Amendment to Services Agreement, dated as of May 27, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC. (3), (4)

Exhibit No.	Description

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

4.14	DAL Group, LLC Tax Indemnification Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company. (2)

4.15
Stern Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DAL Group, LLC and the Company.  (2)

4.16	FlatWorld Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among Raj Gupta, Jeffrey Valenty, FlatWorld DAL LLC, DAL Group, LLC and the Company. (2)

4.17
Transferred Employees Payroll and Benefits Transition and Reimbursement Agreement, dated as of January 15, 2010, by and among Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC.  (2)

4.18
Law Offices of David J. Stern, P.A. 401(k) Plan Cost-Sharing Agreement, dated as of January 19, 2010, by and among Law Offices of David J. Stern, P.A., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC.  (2)

4.19	Facilities Sharing Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC. (2)

4.20
Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (incorporated herein by reference to Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.21	First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010. (2)

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

4.24	Form of Nonqualified Share Option Agreement – Consultants. (2)

4.25	Form of Director Hold Harmless Indemnification Agreement. (2)

4.26	Form of Officer Hold Harmless Indemnification Agreement. (2)

4.27	Security Agreement, dated as of March 18, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC. (2)

8.1	List of Subsidiaries. (2)

11.1
Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

Exhibit No.	Description

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)). (1)

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)). (1)

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1)	Filed herewith.

(2)	Previously filed as an exhibit to the initial Annual Report.

(3)	Previously filed as an exhibit to Amendment No. 2 to the Annual Report.

(4)
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

DJSP ENTERPRISES, INC.

By:	/s/ Kumar Gursaheney
Name:	Kumar Gursahaney
Title:	Chief Financial Officer

Date:	June 30, 2010

EXHIBIT INDEX

Exhibit No.	Description

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

2.6	Amendment to Registration Rights Agreement, dated as of January 15, 2010, by and among the Company and certain existing shareholders signatory thereto. (2)

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

Exhibit No.	Description

2.12
Amendment to Private Placement Warrant Escrow Agreement, dated as of January 15, 2020, by and among Continental Stock Transfer & Trust Company, the Company, and certain purchasers of the private placement warrants.  (2)

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

2.43	Loan Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC. (2)

2.44	Security Agreement, dated as of March 18, 2010, by and between Bank of America, N.A. and DAL Group, LLC. (2)

2.45
General Subordination and Assignment, dated as of March 18, 2010, by and among DAL Group LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, Chardan Capital Markets, LLC, Kerry Propper, Chardan Capital LLC,  Law Offices of David J. Stern, P.A., Stern Holding Company - PT, Inc. and Stern Holding Company - DS, Inc.  (2)

2.46	Form of Security Agreements by and between Bank of America, N. A. and each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC. (2)

2.47	Form of Guarantees of each of DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC. To Bank of America, N. A. (2)

Exhibit No.	Description

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

4.4	Stern Confidentiality and Noncompetition Agreement, dated as of January 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, the Company, and David J. Stern. (2)

4.5
Employment Agreement of Kumar Gursahaney, dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney.  (2)

4.6
Gursahaney Confidentiality and Noncompetition Agreement dated as of February 15, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Kumar Gursahaney.  (2)

4.7
Employment Agreement of Matthew S. Kayton, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton.  (2)

4.8
Kayton Confidentiality and Noncompetition Agreement, dated as of March 2, 2010, by and among DAL Group, LLC, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, the Company and Matthew S. Kayton.  (2)

4.9
2009 Equity Incentive Plan, effective January 11, 2010 (incorporated herein by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.10	Services Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC. (3), (4)

4.11	Amendment to Services Agreement, dated as of May 27, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC. (3), (4)

Exhibit No.	Description

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

4.14	DAL Group, LLC Tax Indemnification Agreement, dated as of January 15, 2010, by and between DAL Group, LLC and the Company. (2)

4.15
Stern Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among David J. Stern, Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DAL Group, LLC and the Company.  (2)

4.16	FlatWorld Participants Tax Indemnification Agreement, dated as of January 15, 2010, by and among Raj Gupta, Jeffrey Valenty, FlatWorld DAL LLC, DAL Group, LLC and the Company. (2)

4.17
Transferred Employees Payroll and Benefits Transition and Reimbursement Agreement, dated as of January 15, 2010, by and among Law Offices of David J. Stern, P.A., Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC.  (2)

4.18
Law Offices of David J. Stern, P.A. 401(k) Plan Cost-Sharing Agreement, dated as of January 19, 2010, by and among Law Offices of David J. Stern, P.A., DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC.  (2)

4.19	Facilities Sharing Agreement, dated as of January 15, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC. (2)

4.20
Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (incorporated herein by reference to Exhibit 4.21 to the Company’s Shell Company Report on Form 20-F (File No. 001-34149, Film No. 10542397), as filed with the Securities and Exchange Commission on January 22, 2010).

4.21	First Amendment to Amended and Restated Limited Liability Company Agreement of DAL Group, LLC, dated as of January 15, 2010. (2)

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

4.24	Form of Nonqualified Share Option Agreement – Consultants. (2)

4.25	Form of Director Hold Harmless Indemnification Agreement. (2)

4.26	Form of Officer Hold Harmless Indemnification Agreement. (2)

4.27	Security Agreement, dated as of March 18, 2010, by and between Law Offices of David J. Stern, P.A. and DJS Processing, LLC. (2)

8.1	List of Subsidiaries. (2)

11.1
Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-152623), as filed with the Securities and Exchange Commission on August 4, 2008).

Exhibit No.	Description

12.1	CEO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)). (1)

12.2	CFO Certification Pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)). (1)

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (2)

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

(1)	Filed herewith.

(2)	Previously filed as an exhibit to the initial Annual Report.

(3)	Previously filed as an exhibit to Amendment No. 2 to the Annual Report.

(4)
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